TRANS AMERICA INDUSTRIES LTD.

Suite 720 - 789 West Pender Street
Vancouver, British Columbia
V6C 1H2

Telephone: (604) 688¬8042
Fax: (604) 689¬8032

website: www.trans-america.ca
TSX Venture: TSA

PRESS RELEASE

June 4, 2008

Trans America Completes N.I. 43-101 Report on its Ambrosia Lake Joint Venture Project in New Mexico

Trans America Industries announces that it has completed a National Instrument 43-101 report on its Ambrosia Lake project in New Mexico's prolific Grants-Gallup mineral belt, historically the largest uranium-producing region in the United States.

The May 30, 2008, N.I. 43-101 report was prepared by an independent consulting engineer with Broad Oak Associates, G.S. Carter, a Qualified Person, and is currently available in the company profiles section at www.sedar.com.

The Ambrosia Lake project is the subject of a 50-50 joint venture agreement between Trans America and Neutron Energy, Inc., a private U.S. corporation.

In the past year, the Neutron-Trans America joint venture has conducted an exhaustive study of historical information from past uranium exploration activities in the Ambrosia Lake region, with a specific emphasis on the joint venture's core holdings. These holdings include 345 unpatented lode mining claims, eight patented lode mining claims and one State of New Mexico mineral lease. In total, the properties cover an area of approximately 7,516 acres (3,041 hectares) within McKinley County, approximately 60 miles (96.5 kilometres) west of Albuquerque, New Mexico.

Exploration potential exists on the new mineral claims that were recently added to the joint venture's holdings. These patented mineral claims are situated along an east-west trend within the Frosty-Ox and Cliffside mine areas. In a non N.I. 43-101 compliant resource study, the Colorado School of Mines Research Institute established a historic resource of 3,522,134 pounds U_3O_8 for the claims.

The joint venture's research team was also able to obtain drill logs and sections for its East Roca Honda holdings situated on the south end of the Strathmore Minerals/Sumitomo Roca Honda deposit. The historical information obtained on these properties, along with material gathered on the project's Mesa Redonda and West Endy properties, has led to an exploration program recommendation of 156 drill holes aggregating 338,600 feet (103,205 meters) of combined core and rotary drilling on the Ambrosia Lake properties.

In respect to the Company's proposed merger with 1322256 Alberta Ltd. (see May 12, 2008 news release) a pre-listing filing has been submitted to the TSX Venture Exchange. Particulars of Trans America's shareholder meeting scheduled for July 17, 2008, and the business combination with 1322256 Alberta Ltd will be contained in the Company's forthcoming Information Circulation which will be mailed to shareholders and posted on www.sedar.com.

All resource estimates are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. These historical estimates should not be relied upon.

This news release has been reviewed by Geoffrey S. Carter, a Qualified Person as defined by National Instrument 43-101.

John K. Campbell
President
Trans America Industries
604-688-8042

82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032
website : www.trans-america.ca

TSX Venture: TSA

PRESS RELEASE

September 12, 2007

Trans America Provides Update on its Uranium Exploration Sector Investment in Western U.S.

The Company is pleased to provide an update regarding its investment in the uranium exploration sector in the Western United States.

In 2005, Trans America acquired an interest in a U.S. private uranium explorer, Neutron Energy Inc. (NEI) which holds exploration rights to several highly prospective uranium properties aggregating approximately 317,000 acres in five U.S. states.

Trans America presently holds 10,750,000 shares of NEI and is the company's largest individual shareholder. NEI is currently completing a pre-public financing with a view to becoming a publicly trading issuer in the United States at which time Trans America's equity interest in NEI will be reflected in its balance sheet based on the trading value of NEI's shares.

Among the more advanced exploration assets held by NEI is the Ambrosia Lake Project in the prolific Grants Mineral Belt of New Mexico in which Trans America can earn a 50% interest for an expenditure of $5 million U.S. over a three-year period. The Grants Mineral Belt accounted for well over 300 million pounds of historical uranium production and was the largest uranium producing district in the world before prices collapsed in the early 1980s.

The joint venture's Ambrosia Lake Project hosts the historic Cliffside Mine along with the East Roca Honda extension which adjoins Strathmore Minerals' Roca Honda deposit which is currently the subject of a joint development agreement with Sumitomo Corp of Japan.

East of the Cliffside Mine, the joint venture holds the Frosty-Ox deposit which has an historic calculated resource of 303,685 tons at a grade of 0.165% U_3O_8 (3.30 pounds per ton) representing 1,002,160 pounds U_3O_8 (not National Instrument 43-101 compliant). Theorizing that the Frosty-Ox could be a continuation of the high grade Cliffside ore body, which produced 6,046,780 lbs U_3O_8 at a mine grade of 8.0 lbs per ton, several preliminary holes were drilled between the two occurrences. Anomalous uranium values were encountered in all the holes which will be followed-up with holes closer to the Frosty-Ox deposit.

On the eastern end of Strathmore's Roca Honda deposit within the NEI/Trans America joint venture's holdings, Conoco drilled random, wide-spaced holes at minimum 400 foot centres which extended the strike length of the Roca Honda deposit some 4,500 feet along the NEI/Trans America holdings. Five of these historical holes returned the following intercepts and grades:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
C-3	2,934	15.5	0.15	3.0
C-9	2,914	10.0	0.30	6.0
C-11	2,966	6.0	0.18	3.6
C-12	3,012	24.5	0.17	3.4
C-13	2,987	29.0	0.12	2.4

"With Sumitomo committing to participate in the possible development of a uranium producer right next door to our East Roca Honda deposit, we see no reason why the Grants District can't regain its prominence as a major uranium producing region," said Trans America President, John Campbell.

Citing the Company's working capital position of $9.7 million and equity interests in companies other than NEI that exceed $1.5 million in value, Campbell said that NEI and Trans America are ideally positioned to rapidly exploit the potential of their uranium assets in the Western U.S.

"In the near term, we see East Roca Honda as being a core project with exceedingly high exploration potential," he said, adding that "Sumitomo's recent commitment to developing uranium production in the Grants District might well portend further investment by other major energy companies."

TSA has granted a total of 125,000 incentive stock options to directors and officers of the company at an exercise price of $0.75 each, pursuant to its incentive stock option plan. The options are for a period of five years expiring in September of 2012.

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

This news release has been reviewed by Geoffrey S. Carter, a Qualified Person as defined by National Instrument 43-101.

For further information regarding Trans America Industries Ltd., refer to the Company's website at www.trans-america.ca or refer to the Company's profile on the SEDAR website at www.sedar.com.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: John K. Campbell, President

82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032
website : www.trans-america.ca

TSX Venture: TSA

PRESS RELEASE

Oct 3, 2007

Trans America Says Neutron Energy to Focus on Exploration and Development of U.S. Uranium Assets

Trans America Industries is pleased to announce that Neutron Energy, its joint venture partner in New Mexico's uranium exploration sector, has essentially completed its uranium acquisition program in the Western U.S. and is now preparing a strategic plan to exploit the potential of its assets in the coming months.

Neutron recently appointed a new president, Dr. Gary C. Huber, a 30 year veteran of the minerals industry who received his Ph.D. from the Colorado School of Mines in Geology and Mineral Economics after completing his doctorial dissertation on the large Lisbon Valley Uranium District located in Utah.

His prior corporate experience includes uranium exploration and mine development and production in the Central Colorado Plateau region, President of an Industrial minerals production company, CFO for a gold mining company and director of a capital group for a royalty company.

Dr. Huber's mandate will include the timely exploration and development of Neutron's extensive asset base in the Western U.S. in addition to securing a listing on a North American stock exchange.

Of particular interest to Trans America are Neutron's holdings at Ambrosia Lake in the Grants District of New Mexico which are currently the subject of a joint venture agreement with Trans America. (See Trans America News Release Sept. 12, 2007).

One of the Ambrosia Lake joint venture's projects, East Roca Honda, is situated immediately adjacent to Strathmore Minerals' Roca Honda Project which is currently the subject of a development agreement with Sumitomo Corp of Japan.

According to Trans America President, John C. Campbell, East Roca Honda and the Cliffside/Frosty Ox areas will be priority targets given the fact past exploration has indicated strong potential for the discovery of uranium mineralization in several different geological environments. Past studies by several major U.S. uranium explorers suggest that some of the historical resources in the area may be amenable to both conventional mining and in-situ recovery techniques.

"We are looking forward to a long and rewarding relationship with our industry partner whose experience in the uranium sector pre-dates the 1980s which was very much the heyday for the uranium industry in the Western U.S," Campbell said.

The information contained in this news release, has been reviewed, approved, and deemed relevant by Stephen Kenwood P. Geo., a qualified person as defined under National Instrument 43-101.

For further information regarding Trans America Industries Ltd., refer to the Company's website at www.trans-america.ca or refer to the Company's profile on the SEDAR website at www.sedar.com.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: John K. Campbell, President

82-3480

TRANS AMERICA INDUSTRIES LTD.

Suite 720 - 789 West Pender Street
Vancouver, British Columbia
V6C 1H2

Telephone: (604) 688-8042
Fax: (604) 689-8032

website: www.trans-america.ca
TSX Venture: TSA

PRESS RELEASE

June 4, 2008

Trans America Completes N.I. 43-101 Report on its Ambrosia Lake Joint Venture Project in New Mexico

Trans America Industries announces that it has completed a National Instrument 43-101 report on its Ambrosia Lake project in New Mexico's prolific Grants-Gallup mineral belt, historically the largest uranium-producing region in the United States.

The May 30, 2008, N.I. 43-101 report was prepared by an independent consulting engineer with Broad Oak Associates, G.S. Carter, a Qualified Person, and is currently available in the company profiles section at www.sedar.com.

The Ambrosia Lake project is the subject of a 50-50 joint venture agreement between Trans America and Neutron Energy, Inc., a private U.S. corporation.

In the past year, the Neutron-Trans America joint venture has conducted an exhaustive study of historical information from past uranium exploration activities in the Ambrosia Lake region, with a specific emphasis on the joint venture's core holdings. These holdings include 345 unpatented lode mining claims, eight patented lode mining claims and one State of New Mexico mineral lease. In total, the properties cover an area of approximately 7,516 acres (3,041 hectares) within McKinley County, approximately 60 miles (96.5 kilometres) west of Albuquerque, New Mexico.

Exploration potential exists on the new mineral claims that were recently added to the joint venture's holdings. These patented mineral claims are situated along an east-west trend within the Frosty-Ox and Cliffside mine areas. In a non N.I. 43-101 compliant resource study, the Colorado School of Mines Research Institute established a historic resource of 3,522,134 pounds U_3O_8 for the claims.

The joint venture's research team was also able to obtain drill logs and sections for its East Roca Honda holdings situated on the south end of the Strathmore Minerals/Sumitomo Roca Honda deposit. The historical information obtained on these properties, along with material gathered on the project's Mesa Redonda and West Endy properties, has led to an exploration program recommendation of 156 drill holes aggregating 338,600 feet (103,205 meters) of combined core and rotary drilling on the Ambrosia Lake properties.

In respect to the Company's proposed merger with 1322256 Alberta Ltd. (see May 12, 2008 news release) a pre-listing filing has been submitted to the TSX Venture Exchange. Particulars of Trans America's shareholder meeting scheduled for July 17, 2008, and the business combination with 1322256 Alberta Ltd will be contained in the Company's forthcoming Information Circulation which will be mailed to shareholders and posted on www.sedar.com.

All resource estimates are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. These historical estimates should not be relied upon.

This news release has been reviewed by Geoffrey S. Carter, a Qualified Person as defined by National Instrument 43-101.

John K. Campbell
President
Trans America Industries
604-688-8042

NOT FOR RELEASE OR DISSEMINATION INTO THE UNITED STATES

Trans America Industries Ltd. and 1322256 Alberta Ltd. Agree to Amalgamate and Form Investment Company

Vancouver, British Columbia and Calgary, Alberta, May 12, 2008 – Trans America Industries ("TSA") (TSX-V: TSA) and 1322256 Alberta Ltd. ("AlbertaCo") are pleased to announce that they have entered into a combination agreement, dated May 11, 2008 (the "Combination Agreement") whereby TSA and AlbertaCo have agreed to amalgamate (the "Amalgamation") pursuant to an amalgamation agreement dated May 11, 2008 (the "Amalgamation Agreement"). The Amalgamation is an arm's length transaction that is subject to the approval of the TSX Venture Exchange (the "Transaction").

The boards of directors of TSA and AlbertaCo have each considered and approved the Amalgamation, the Combination Agreement and the Amalgamation Agreement. Each of the boards of directors have concluded that the terms of the Amalgamation are in the best interests of their respective corporations and are fair to their respective shareholders and each has recommended that their shareholders vote in favour of the Amalgamation at meetings to be called for that purpose.

Under the terms of the Combination Agreement, TSA and AlbertaCo will each continue out of their present governing jurisdictions and into Ontario and subsequently amalgamate pursuant to the laws of the Province of Ontario. TSA shareholders will receive one (1) common share of the resulting entity (expected to be named Primary Corp.) ("PubCo") for every two (2) shares of TSA then held. AlbertaCo shareholders will receive one (1) share of PubCo for every twenty (20) shares (voting or non-voting) of AlbertaCo then held. Holders of convertible securities of each of the corporations will receive economically equivalent securities of PubCo.

Upon the Amalgamation becoming effective the assets and liabilities of each of TSA and AlbertaCo will become assets and liabilities of PubCo.

The Transaction will be subject to:

(a) meeting all regulatory requirements, including approval of the TSX Venture Exchange;

(b) PubCo meeting the minimum listing requirements of the TSX Venture Exchange; and

(c) approval by the shareholders of TSA and AlbertaCo at special meetings of shareholders to be called for that purpose.

Meetings of the shareholders of TSA and AlbertaCo will be scheduled to consider the Amalgamation and related matters, including the continuances into Ontario. A joint management information circular (the "Circular") describing, among other things, the Amalgamation and the business of PubCo will be mailed to shareholders of TSA and AlbertaCo shortly.

PubCo

PubCo will be a diversified investment and merchant banking firm focused on the small cap market which will seek to make equity investments and bridge loans in appropriate companies. It will not carry on any active business other than the making of investments. PubCo will not carry on any active mining business, but may retain certain direct interests in natural resource properties. At present, TSA and AlbertaCo have total combined asset portfolio of $28.6 million, including over $14 million in cash available for investments in the equity or debt portfolios.

PubCo's investment portfolio will be comprised of securities of mostly public and some private issuers in the mining and oil and gas sectors. PubCo will invest in equity, debt and convertible securities, which will be held both for long-term capital appreciation and shorter-term gains. PubCo will seek to identify junior companies that it considers to have resource prospects and potential, strong management teams and/or are involved with a segment of the market that is consistent with or otherwise complimentary to PubCo's macro position.

In respect of PubCo's debt investments, the borrowers are expected to be development stage publicly-traded companies. PubCo may also make loans on occasion to high net worth individuals and to other entities which may not be publicly traded. The principal amounts of the bridge loans will vary, but are expected to be in the range of $500,000 to $10,000,000.

TSA

TSA is a British Columbia incorporated corporation listed on the TSX Venture Exchange. TSA is involved in the mineral exploration business. Recently its main focus has involved the acquisition and exploration of uranium assets located in the western United States. TSA has issued and outstanding approximately 31 million common shares. It also has convertible securities consisting of share purchase warrants, finder's warrants and finder's options (exercisable for shares and finder's warrants) that are convertible into a total of 10,031,825 common shares of TSA.

TSA has investments in several other issuers, the right to earn a 50% interest in a uranium property in New Mexico and a 100% interest in a gold property in Manitoba's Lynn Lake mining camp. TSA's assets that the directors of PubCo do not consider to be consistent with the overall portfolio composition and objectives are expected to be dealt with by PubCo in a manner that will maximize shareholder value.

The directors and officers of TSA do not beneficially own or exercise control or direction over any shares of AlbertaCo.

AlbertaCo

AlbertaCo is an Alberta incorporated corporation whose shares were listed on the Toronto Stock Exchange until April 30, 2007 when it sold its pharmaceutical business to Tekmira Pharmaceutical Corporation. Until April 30, 2007, AlbertaCo was named Inex Pharmaceuticals Corporation. AlbertaCo is now an investment and merchant banking company. It has approximately 347 million common shares outstanding on a

fully diluted basis of which approximately 247 million voting common shares are issued and outstanding and approximately 100 million non-voting shares are issuable upon conversion of issued and outstanding convertible debentures. It is expected that the convertible debentures will all be converted into non-voting shares prior to completion of the Amalgamation. The shares of AlbertaCo are widely held. AlbertaCo is a reporting issuer.

AlbertaCo's primary assets consist of an equity investment of 2,076,225 shares of Queenston Mining Inc. (TSX: QMI) with a current value of $6.7 million and an outstanding six month secured bridge loan to Tranzeo Wireless Technologies Inc. (TSX: TZT) in the amount of $1 million on which it is earning 1% interest per month and on which a 10% bonus was paid on issuance of the loan in January 2008.

The directors and officers of AlbertaCo beneficially own or exercise control or direction over less than 4% of the shares of TSA.

The Combination Agreement

Representations and Warranties

Under the Combination Agreement, the parties have made various representations and warranties that are customary for this type of transaction. The representations and warranties relate to, among other things, absence of undisclosed liabilities, absence of undisclosed litigation, absence of material adverse changes, absence of unpaid taxes, certain financial matters, compliance with laws, capitalization and completeness of their respective public records. In addition, AlbertaCo has made certain representations related to its tax losses.

Covenants

TSA and AlbertaCo have made customary covenants relating to the completion of the Transaction and related matters. In particular, they have each agreed to conduct its business in the ordinary course, to not solicit competing transactions (subject to certain exceptions), to not take certain significant corporate actions, to seek to fulfill the conditions to completion of the Transaction and to not take any action that might impede the completion of the Transaction.

Closing Conditions

Under the Combination Agreement, the obligations of a party to close are subject to certain conditions. These include: (i) the truth of the other party's representations and warranties, except where inaccuracies would not have a material adverse effect; (ii) compliance by the other party with, and performance by the other party of, its terms, covenants and conditions under the Combination Agreement, except where such failure would not have a material adverse effect; (iii) the absence of material adverse changes with respect to the other party; (iv) no change, withdrawal or modification in the endorsement of the Amalgamation by the other party's board of directors, nor such board's determination that the Amalgamation is fair to the applicable corporation and in the best interests of its shareholders nor in such board's recommendation that

shareholders vote in favour of the Amalgamation; and (v) all necessary shareholder and regulatory approvals for the Amalgamation having been obtained.

A copy of the Combination Agreement has been filed by each of TSA and AlbertaCo on SEDAR (www.sedar.com).

Officers and Directors of PubCo

Robert Pollock will be the President and Chief Executive Officer of PubCo. Mr. Pollock will also be a director of PubCo. Mr. Pollock served as Senior Vice President of Quest Capital Corp. (TSX: QC, AMEX: QCC and AIM: QCC) from September 2003 to March 2007. Mr. Pollock was formerly Vice President, Investment Banking at Dundee Securities Corporation and has 12 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary's University and BA from Queen's University. Mr. Pollock is currently a director of AlbertaCo.

Dave Guebert will be the Chief Financial Officer of PubCo. Mr. Guebert is currently Chief Financial Officer of AlbertaCo and is also VP, Finance and Chief Financial Officer of Cell-Loc Location Technologies Inc., a company listed on the TSX Venture Exchange that is a leader in the emerging wireless location industry. Mr. Guebert has 25 years of experience in financial, accounting and commercial roles in companies in Calgary. Prior to joining Cell-Loc, he was Chief Financial Officer at Seminole Canada, a merchant energy company. In addition, Dave has held senior financial positions as Senior Manager at Deloitte & Touche, Controller of the XV Olympic Winter Games Organizing Committee and Chief Financial Officer at Hughes Aircraft of Canada. He is a Chartered Accountant (Alberta), a Certified Public Accountant (Pennsylvania) and holds a B.Comm from the University of Saskatchewan.

Following the completion of the Transaction, the directors of PubCo, in addition to Mr. Pollock, are expected to be:

> Barry Gordon. Mr. Gordon has been involved in the investment banking industry since the 1960s, being involved in institutional sales and research early in his career. In 1979, he joined BBN, a Toronto-based institutional sales, research, and trading boutique, as a partner. Mr. Gordon was appointed President of BBN in 1986, helping to sell 50% of the company to James Capel Inc., a wholly owned U.K.-based subsidiary of the Hong Kong and Shanghai Bank (now HSBC), which was then re-named BBN James Capel Inc. In 1993, Mr. Gordon founded, with Dundee Bancorp Inc. (now Dundee Corporation), Eagle and Partners Inc., as a small, national, research, sales, and trading boutique. In 1998, Eagle and Partners Inc. purchased Deacon and Company, and Dundee Bancorp bought Mr. Gordon's interest and changed the name of the firm to Dundee Securities Corporation. Barry was Vice Chairman and director of Dundee Securities Corporation until he retired in 2006. Mr. Gordon is now President of Primary Capital Inc., a limited market dealer that was founded in 2006. Primary Capital Inc. focuses on corporate finance and advisory work, especially in the natural resource sector. Mr. Gordon is currently a director of AlbertaCo.

Frank Davis. Mr. Davis is a lawyer and partner with Fraser Milner Casgrain LLP, and practices corporate and securities law, principally in the mining industry. He has extensive experience in corporate finance, mergers and acquisitions and corporate re-organizations, representing both issuers and investment banks. He is also an experienced director of public natural resource companies listed on the Toronto Stock Exchange. Mr. Davis has Bachelor of Commerce, Law (JD) and MBA degrees from the University of Toronto. He is included in The Best Lawyers in Canada, the Lexpert/American Lawyer Guide to the leading 500 lawyers in Canada and the International Who's Who of business lawyers. He is a member of the Canadian Bar and International Bar Associations. Mr. Davis is currently a director of AlbertaCo and is also a director of FNX Mining Company Inc. (TSX: FNX).

David Duval. Mr. Duval is a minerals consultant, mining author/journalist and former Western Editor for The Northern Miner, the largest weekly mining publication in the world. He is a 35 year veteran of the minerals industry with over a decade of engineering and production experience at various underground mines in Ontario and Quebec. David served as a Technical Advisor to the United Nations in the mid-1990s and coordinated the feasibility study for the ASEAN Potash Project in Thailand. He gained recognition as an authority on the Canadian diamond industry after co-authoring a book on the subject in 1996. In 2002, he co-founded a commodities newsletter with a legendary U.S. gold trader that currently ranks among the traffic leaders on the internet. He has a broad background in public company management and has served as an officer and director of several listed companies. Mr. Duval is currently a director of TSA.

John Campbell. Mr. Campbell is a 1960 law graduate of the University of British Columbia. He has been actively involved in the mining industry since the 1950s and following graduation was a partner in a construction company during one of the largest mining booms in B.C. history. During this period, he took on several projects, including the oversight of a Noranda-owned 2000 ton per day iron ore mine on Vancouver Island, and the recruitment of miners and tradesmen in the United Kingdom for McIntyre Mines' Grand Cache coal operation. In 1985, he became president of TSA, which under his direction discovered the Burnt Timber gold deposit in Manitoba. This deposit was subsequently brought into commercial production by Cazador Exploration. TSA acquired and developed to feasibility the Agua Blancas iodine property in Chile and later vended it to the Lundin Group for shares in Atacama Minerals, the present mine owner. Mr. Campbell is the President and a director of TSA.

Regulatory and Shareholder Approvals

Completion of the Transaction is subject to a number of conditions, including but not limited to, TSX Venture Exchange acceptance and shareholder approval. The Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the common shares of TSA should be considered to be highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any securities in the United States. The securities of TSA, AlbertaCo and PubCo have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws.

For more information please contact:

John Campbell
President
Trans America Industries Ltd.
(604) 688-8042

Dave Guebert
VP, Finance and CFO
1322256 Alberta Ltd.
(403) 569-5796

-30-

82-3480

TRANS AMERICA INDUSTRIES LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special Meeting to be held on July 17, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.**
2. This proxy should be signed in the exact manner as the name appears on the proxy.
3. If you are an individual, please sign exactly as your shares are registered. If the holder is a company or similar entity, this proxy must be executed by a duly authority officer or attorney of the holder. If the holder is a trust, this proxy must be executed by all trustees or other duly authorized person. If the shares are registered in the name of an executor, administrator, general partner or trustee, please sign exactly as the shares are registered and evidence of the authority to sign must be attached to the proxy. If the shares are registered in the name of a deceased, the name of the deceased must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature, and evidence of authority to sign must be attached to the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR each of the matters referred to in this proxy.**

Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. **This proxy confers authority to vote in the proxyholder's discretion with respect to amendments or variations of matters identified in the accompanying Notice of Annual and Special Meeting and with respect to other matters that properly may come before the Meeting and any adjournment(s) or postponement(s) thereof.**
8. This proxy should be read in conjunction with the accompanying management information circular dated June 17, 2008 (the "Circular").
9. To be valid, this proxy must be received by Trans America Industries Ltd. (the "Corporation") received prior to 10:00 a.m. (Vancouver time) on Tuesday, July 15, 2008 or, in the case of any adjournment(s) or postponement(s) of the Meeting, no later than 48 hours (excluding Saturday, Sunday or holidays) prior to such adjourned or postponed Meeting. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting at any time prior to the commencement of the Meeting or any adjournment or postponement thereof.
10. Once this form of proxy has been signed by the appropriate signatory or signatories and delivered in accordance with note 9 above, any proxy previously delivered by the holder shall be revoked.
11. In accordance with the Business Corporations Act (British Columbia), the Corporation will prepare a list of holders entitled to receive notice of the meeting. The only holders that will be entitled to vote, in person or by proxy, at the Meeting, will be the holders on such list.

Proxies submitted must be received by 10:00 am (Vancouver time) on Tuesday, July 15, 2008.

00KLWA

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Trans America Industries Ltd. (the "Corporation") hereby appoints:
JOHN K. CAMPBELL, President and Chief Executive Officer, or failing him, DAVID DUVAL, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Trans America Industries Ltd. (the "**Meeting**") to be held at the offices of Morton & Company, 1200-750 West Pender Street, Vancouver, British Columbia on July 17, 2008 at 10:00 a.m. (Vancouver time) and at any adjournment(s) or postponement(s) thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Election of Directors The nominees proposed by Management are: **John K. Campbell, David Duval, James J. MacDougall, William Meyer** Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

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	For	Withhold
2. Appointment of Auditors Appointment of Morgan & Company, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Reduce Capital The approval of a special resolution authorizing the Corporation to reduce its stated capital, the text of which is set out in the Circular, and that is more fully described in the Circular.	☐	☐
4. Continuance of the Corporation The approval of a special resolution authorizing the continuance of the Corporation under the provisions of the Business Corporations Act (Ontario) (the "OBCA"), the text of which is set out in the Circular, and that is more fully described in the Circular.	☐	☐
5. Amalgamation of the Corporation and 1322256 Alberta Ltd. The approval of a special resolution authorizing the amalgamation of the Corporation and 1322256 Alberta Ltd. under the provisions of the OBCA to form an amalgamated Corporation ("Amalco"), the text of which is set out in the Circular, and that is more fully described in the Circular.	☐	☐
6. Fix Number of Directors The approval of a special resolution authorizing the directors of Amalco to fix the number of directors of Amalco from time to time within the minimum and maximum number set forth in the Articles of Amalgamation, the text of which is set out in the Circular, and that is more fully described in the Circular.	☐	☐
7. Stock Option Plan The approval of an ordinary resolution approving a new stock option plan for Amalco, the text of which is set out in the Circular, and that is more fully described in the Circular.	☐	☐
8. By-Law The approval of an ordinary resolution confirming a new general by-law for Amalco, the text of which is set out in the Circular, and that is more fully described in the Circular.	☐	☐
9. Transact Other Business To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date / /

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AR1 TAZQ

00KLXB

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF TRANS AMERICA INDUSTRIES LTD.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**TSA Meeting**") of the shareholders (the "**TSA Shareholders**") of Trans America Industries Ltd. ("**TSA**") will be held at the offices of Morton & Company, 1200-750 West Pender Street, Vancouver, British Columbia, V6C 2T8 on July 17, 2008 at 10:00 a.m. (Vancouver time) for the following purposes: 1. 2. 3. 4. 5.

to receive and consider the audited financial statements of TSA for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;

to elect directors for the ensuing year, subject to the completion of the amalgamation (the "**Amalgamation**") of TSA and 1322256 Alberta Ltd. ("**AlbertaCo**") under the provisions of the Business Corporations Act (Ontario) (the "**OBCA**") to form an amalgamated corporation ("**Amalco**");

to appoint auditors and to authorize the directors to fix their remuneration;

to consider, and if thought fit, approve, with or without variation, the following resolutions:

(i) a special resolution (the "**TSA Stated Capital Resolution**") authorizing TSA to reduce its stated capital;

(ii) a special resolution (the "**TSA Continuance Resolution**") approving the continuance of TSA (the "**TSA Continuance**") as an Ontario corporation under the provisions of the OBCA;

(iii) conditional upon the TSA Continuance Resolution being approved, a special resolution (the "**TSA Amalgamation Resolution**") approving the Amalgamation;

(iv) conditional upon the TSA Continuance Resolution and TSA Amalgamation Resolution (collectively, the "**TSA Reorganization Resolutions**") being approved, a special resolution (the "**TSA Amalco Director Resolution**") authorizing the directors of Amalco to fix the number of directors of Amalco from time to time within the minimum and maximum number set forth in its articles of amalgamation;

(v) conditional upon the TSA Reorganization Resolutions being approved, an ordinary (the "**TSA Amalco Stock Option Plan Resolution**") approving a new stock option plan for Amalco (the "**Amalco Stock Option Plan**");

(vi) conditional upon the TSA Reorganization Resolutions being approved, an ordinary (the "**TSA By-law Resolution**") confirming a general by-law for Amalco; and

to transact such other business as may properly come before the TSA Meeting or any adjournment(s) or postponement(s) thereof.

The Amalgamation, the TSA Continuance and other matters described above will be completed pursuant to a combination agreement dated as of May 11, 2008 between TSA and AlbertaCo, a copy of which is attached at Schedule A to the accompanying joint management information circular (the "**Circular**"). A description of the Amalgamation, the TSA Continuance and the other matters to be dealt with at the TSA Meeting are set forth in the Circular, which forms part of this Notice of Meeting.

The text of the resolutions described above are set forth in the following Schedules to the Circular:

SCHEDULE B-1 – TSA Stated Capital Resolution
SCHEDULE B-2 – TSA Continuance Resolution
SCHEDULE B-3 – TSA Amalgamation Resolution
SCHEDULE B-4 – TSA Amalco Director Resolution
SCHEDULE B-5 – TSA Amalco Stock Option Plan Resolution
SCHEDULE B-6 – TSA By-law Resolution

The TSA Stated Capital Resolution, the TSA Continuance Resolution, the TSA Amalgamation Resolution and the TSA Amalco Director Resolution each require the affirmative vote of not less than two-thirds of the votes cast by TSA Shareholders who vote in respect thereof, in person or by proxy, at the TSA Meeting. All other matters, except the election of directors and the appointment of auditors (for which TSA Shareholders will either vote for or withhold their vote), including the TSA Amalco Stock Option Plan Resolution, and the TSA By-law Resolution, require the affirmative vote of not less than a majority of the votes cast by TSA Shareholders who vote in respect thereof, in person or by proxy, at the TSA Meeting.

The directors of TSA have unanimously approved the TSA Stated Capital Resolution, the TSA Continuance Resolution, the TSA Amalgamation Resolution, the TSA Amalco Director Resolution, the TSA Amalco Stock Option Plan Resolution and the TSA By-law Resolution and unanimously recommend that TSA Shareholders vote IN FAVOUR of such resolutions at the TSA Meeting for the reasons set forth in the Circular.

This Notice of Meeting is accompanied by the Circular, a form of proxy (the "**TSA Proxy**"), a letter of transmittal and a supplemental mailing request form. A copy of each document, to the extent required, has been sent to each director of TSA, each TSA Shareholder entitled to receive notice of the Meeting and to TSA's auditors, and has been filed with the securities regulatory authorities in certain of the provinces of Canada, as well as with the TSX Venture Exchange.

The board of directors of TSA has fixed June 17, 2008 as the record date (the "**Record Date**") for determining the TSA Shareholders who are entitled to receive notice of, and to vote at, the TSA Meeting and any adjournment(s) or postponement(s) thereof. TSA Shareholders shall only be entitled to vote shares of TSA ("**TSA Shares**") held by the TSA Shareholder as of the Record Date.

TSA Shareholders who are unable to be present in person at the TSA Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed TSA Proxy. TSA Shares held through intermediaries can only be voted at the TSA Meeting by following instructions received from the intermediary through which such shares are held. In order to be voted, TSA Proxies must be received by TSA, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start time of the TSA Meeting or any adjournment(s) or postponement(s) thereof.

Registered TSA Shareholders who validly exercise dissent rights in respect of the TSA Continuance Resolution will be entitled to be paid the fair value of TSA shares in accordance with Section 238 of the Business Corporations Act (British Columbia) (the "BCBCA") if TSA shall have received prior to 10:00 a.m. (Vancouver time) on the business day preceding the TSA Meeting, or if the Secretary of TSA or the Chairman of the TSA Meeting shall have received prior to the start

time of the TSA Meeting, a written objection to the TSA Continuance Resolution and the TSA Shareholder shall have complied with the dissent procedures described in the Circular, including the relevant provisions of Section 238 of the BCBCA. The dissent rights are described in the Circular. The text of Section 238 of the BCBCA, which will be relevant in any such dissent proceeding, is set forth in Schedule E to the Circular. Failure to comply strictly with the requirements set forth in Section 238 of the BCBCA may result in the loss of any dissent rights. Only registered TSA Shareholders may dissent with respect to the TSA Continuance Resolution.

Registered TSA Shareholders who validly exercise dissent rights in respect of the TSA Amalgamation Resolution, but not the TSA Continuance Resolution, will be entitled to be paid the fair value of the TSA Shares in accordance with Section 185 of the OBCA if TSA shall have received prior to 10:00 a.m. (Vancouver time) on the business day preceding the TSA Meeting, or if the Secretary of TSA or the Chairman of the TSA Meeting shall have received prior to the start time of the TSA Meeting, a written objection to the TSA Amalgamation Resolution and the TSA Shareholder shall have complied with the dissent procedures described in the Circular, including the relevant provisions of Section 185 of the OBCA. The dissent rights are described in the Circular. The text of Section 185 of the OBCA, which will be relevant in any such dissent proceeding, is set forth in Schedule G to the Circular. Failure to comply strictly with the requirements set forth in Section 185 of the OBCA may result in the loss of any dissent rights. Only registered TSA Shareholders may dissent with respect to the TSA Amalgamation Resolution.

DATED at Vancouver, British Columbia this 17th day of June, 2008.
BY ORDER OF THE BOARD
John K. Campbell
President and Chief Executive Officer

PRIMARY CORP. ("Primary Corp.")
(formerly Trans America Industries Ltd. ("TSA"))

LETTER OF TRANSMITTAL

TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Trans America Industries Ltd. ("**TSA Common Shares**"), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of Primary Corp. ("**Primary Corp. Common Shares**") on the basis of one (1) Primary Corp. Common Share for each (2) two TSA Common Shares. Where the exchange results in a fractional share, the number of Primary Corp. Common Shares will be rounded up to the nearest whole common share.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a certificate for Primary Corp. to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Primary Corp.

Name **(please print)**			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )	Social Insurance Number	Tax Identification Number (U.S.)

Date: ______________________

____
Signature of Shareholder/Authorized Signatory

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Each shareholder holding share certificate(s) of TSA must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Investor Services Inc. ("**Computershare**") at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to Computershare.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e) Amalco reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. **Privacy Notice:**

Computershare is committed to protecting the undersigned's personal information. In the course of providing services to the undersigned and Computershare's corporate clients, Computershare receives non-public personal information about the undersigned – from transactions Computershare performs for the undersigned, forms the undersigned sends Computershare, other communications Computershare has with the undersigned or the undersigned's representatives, etc. This information could include the undersigned's name, address, social insurance number, securities holdings and other financial information. Computershare uses this to administer the undersigned's account, to better serve the undersigned and Computershare's clients' needs and for other lawful purposes relating to Computershare's services. Computershare has prepared a *Privacy Code* to tell the undersigned more about Computershare's information practices and how the undersigned's privacy is protected. It is available at Computershare's website, computershare.com, or by writing Computershare at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information the undersigned is providing on this form in order to process the undersigned's request and will treat the undersigned's signature(s) on this form as the undersigned's consent to the above.

4. **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail:	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	**By Registered Mail, Hand or Courier:**	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

82-3480

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

of

TRANS AMERICA INDUSTRIES LTD.

and

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

of

1322256 ALBERTA LTD.

JOINT MANAGEMENT INFORMATION CIRCULAR CONCERNING, AMONG OTHER THINGS, THE PROPOSED AMALGAMATION OF

TRANS AMERICA INDUSTRIES LTD.

and

1322256 ALBERTA LTD.

June 17, 2008

TRANS AMERICA INDUSTRIES LTD.
720 – 789 West Pender Street
Vancouver, British Columbia
V6C 1H2

June 17, 2008

Dear Shareholder:

The directors of Trans America Industries Ltd. ("**TSA**") cordially invite you to attend the annual and special meeting (the "**TSA Meeting**") of the shareholders of TSA (the "**TSA Shareholders**") to be held at the offices of Morton & Company, 1200-750 West Pender Street, Vancouver, British Columbia, V6C 2T8 on July 17, 2008 at 10:00 a.m. (Vancouver time) to consider, among other matters, the amalgamation (the "**Amalgamation**") of TSA and 1322256 Alberta Ltd. ("**AlbertaCo**") to form an amalgamated corporation ("**Amalco**") under the provisions of the *Business Corporations Act* (Ontario) (the "**OBCA**").

It is expected that Amalco will be a diversified merchant banking firm focused on the small cap market, which will conduct all such actitivites as would be typical for a merchant bank, including making equity investments in, and bridge loans to, appropriate companies. The management of Amalco will be led by a team consisting of Robert Pollock as President and Chief Executive Officer, and David Guebert as Chief Financial Officer. Amalco's new board will consist of five directors: Robert Pollock, Barry Gordon, Frank Davis, David Duval and John Campbell.

The Amalgamation and other related matters will be completed pursuant to the Combination Agreement dated as of May 11, 2008 between TSA and AlbertaCo, a copy of which is attached at Schedule A to the accompanying joint management information circular dated as of June 17, 2008 (the "**Circular**"). A description of the Amalgamation and the other matters to be dealt with at the TSA Meeting is included in the Circular.

In addition to considering the Amalgamation and related matters, the TSA Meeting will be an annual meeting of TSA Shareholders at which directors will be elected and auditors appointed for the ensuing year, subject to the completion of the Amalgamation.

We hope you will be able to attend the TSA Meeting. Whether or not you are able to attend, it is important that you be represented at the TSA Meeting. We encourage you to complete the enclosed form of proxy for TSA Shareholders (the "**TSA Proxy**") and return it no later than 48 hours prior to the start of the TSA Meeting (excluding Saturdays, Sundays or holidays) or any adjournment(s) or postponement(s) thereof to Computershare Trust Company of Canada at the address specified on the TSA Proxy.

If you are a non-registered TSA Shareholder and have received this letter and the Circular from your broker or another intermediary, please complete and return the TSA Proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in your shares of TSA not being eligible to be voted at the TSA Meeting.

Sincerely,

JOHN K. CAMPBELL
President and Chief Executive Officer

(This page has been left blank intentionally.)

1322256 ALBERTA LTD.
Suite 220, 3015-5th Ave. N.E.
Calgary, AB T2A 6T8

June 17, 2008

Dear Shareholder:

The directors of 1322256 Alberta Ltd. ("**AlbertaCo**") cordially invite you to attend the annual and special meeting (the "**AlbertaCo Meeting**") of the shareholders of AlbertaCo (the "**AlbertaCo Shareholders**") to be held at the offices of Burnet Duckworth & Palmer LLP, Suite 1400, 350 – 7th Ave. S.W., Calgary, Alberta, T2P 3N9 on July 17, 2008 at 2:00 p.m. (Calgary time) to consider, among other matters, the amalgamation (the "**Amalgamation**") of AlbertaCo and Trans America Industries Ltd. ("**TSA**") to form an amalgamated corporation ("**Amalco**") under the provisions of the *Business Corporations Act* (Ontario) (the "**OBCA**").

It is expected that Amalco will be a diversified merchant banking firm focused on the small cap market, which will conduct all such actitivites as would be typical for a merchant bank, including making equity investments in, and bridge loans to, appropriate companies. Management of Amalco will be led by a team consisting of Robert Pollock as President and Chief Executive Officer, and David Guebert as Chief Financial Officer. Amalco's board will consist of five directors: Robert Pollock, Barry Gordon, Frank Davis, David Duval and John Campbell.

The Amalgamation and other related matters will be completed pursuant to the Combination Agreement dated as of May 11, 2008 between TSA and AlbertaCo, a copy of which is attached at Schedule A to the accompanying joint management information circular dated as of June 17, 2008 (the "**Circular**"). A description of the Amalgamation and the other matters to be dealt with at the AlbertaCo Meeting is included in the Circular.

In addition to considering the Amalgamation and related matters, the AlbertaCo Meeting will be an annual meeting of the AlbertaCo Shareholders at which directors will be elected and auditors appointed for the ensuing year, subject to the completion of the Amalgamation.

We hope you will be able to attend the AlbertaCo Meeting. Whether or not you are able to attend, it is important that you be represented at the AlbertaCo Meeting. We encourage you to complete the enclosed form of proxy for AlbertaCo Shareholders (the "**AlbertaCo Proxy**") and return it no later than 48 hours prior to the start time of the AlbertaCo Meeting (excluding Saturdays, Sundays or holidays) or any adjournment(s) or postponement(s) thereof to CIBC Mellon Trust Company at the address specified on the AlbertaCo Proxy. Voting by proxy will not prevent you from voting in person if you attend the AlbertaCo Meeting, but will ensure that your vote will be counted if you are unable to attend.

If you are a non-registered AlbertaCo Shareholder and have received this letter and the Circular from your broker or another intermediary, please complete and return the AlbertaCo Proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in your shares of AlbertaCo not being eligible to be voted at the AlbertaCo Meeting.

Sincerely,

ROBERT POLLOCK
President and Chief Executive Officer

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF TRANS AMERICA INDUSTRIES LTD.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**TSA Meeting**") of the shareholders (the "**TSA Shareholders**") of Trans America Industries Ltd. ("**TSA**") will be held at the offices of Morton & Company, 1200-750 West Pender Street, Vancouver, British Columbia, V6C 2T8 on July 17, 2008 at 10:00 a.m. (Vancouver time) for the following purposes:

1. to receive and consider the audited financial statements of TSA for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;

2. to elect directors for the ensuing year, subject to the completion of the amalgamation (the "**Amalgamation**") of TSA and 1322256 Alberta Ltd. ("**AlbertaCo**") under the provisions of the *Business Corporations Act* (Ontario) (the "**OBCA**") to form an amalgamated corporation ("**Amalco**");

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to consider, and if thought fit, approve, with or without variation, the following resolutions:

   (i) a special resolution (the "**TSA Stated Capital Resolution**") authorizing TSA to reduce its stated capital;

   (ii) a special resolution (the "**TSA Continuance Resolution**") approving the continuance of TSA (the "**TSA Continuance**") as an Ontario corporation under the provisions of the OBCA;

   (iii) conditional upon the TSA Continuance Resolution being approved, a special resolution (the "**TSA Amalgamation Resolution**") approving the Amalgamation;

   (iv) conditional upon the TSA Continuance Resolution and TSA Amalgamation Resolution (collectively, the "**TSA Reorganization Resolutions**") being approved, a special resolution (the "**TSA Amalco Director Resolution**") authorizing the directors of Amalco to fix the number of directors of Amalco from time to time within the minimum and maximum number set forth in its articles of amalgamation;

   (v) conditional upon the TSA Reorganization Resolutions being approved, an ordinary (the "**TSA Amalco Stock Option Plan Resolution**") approving a new stock option plan for Amalco (the "**Amalco Stock Option Plan**");

   (vi) conditional upon the TSA Reorganization Resolutions being approved, an ordinary (the "**TSA By-law Resolution**") confirming a general by-law for Amalco; and

5. to transact such other business as may properly come before the TSA Meeting or any adjournment(s) or postponement(s) thereof.

The Amalgamation, the TSA Continuance and other matters described above will be completed pursuant to a combination agreement dated as of May 11, 2008 between TSA and AlbertaCo, a copy of which is attached at Schedule A to the accompanying joint management information circular (the "**Circular**"). A description of the Amalgamation, the TSA Continuance and the other matters to be dealt with at the TSA Meeting are set forth in the Circular, which forms part of this Notice of Meeting.

The text of the resolutions described above are set forth in the following Schedules to the Circular:

SCHEDULE B-1 – TSA Stated Capital Resolution
SCHEDULE B-2 – TSA Continuance Resolution
SCHEDULE B-3 – TSA Amalgamation Resolution
SCHEDULE B-4 – TSA Amalco Director Resolution
SCHEDULE B-5 – TSA Amalco Stock Option Plan Resolution
SCHEDULE B-6 – TSA By-law Resolution

The TSA Stated Capital Resolution, the TSA Continuance Resolution, the TSA Amalgamation Resolution and the TSA Amalco Director Resolution each require the affirmative vote of not less than two-thirds of the votes cast by TSA Shareholders who vote in respect thereof, in person or by proxy, at the TSA Meeting. All other matters, except the election of directors and the appointment of auditors (for which TSA Shareholders will either vote for or withhold their vote), including the TSA Amalco Stock Option Plan Resolution, and the TSA By-law Resolution, require the affirmative vote of not less than a majority of the votes cast by TSA Shareholders who vote in respect thereof, in person or by proxy, at the TSA Meeting.

The directors of TSA have unanimously approved the TSA Stated Capital Resolution, the TSA Continuance Resolution, the TSA Amalgamation Resolution, the TSA Amalco Director Resolution, the TSA Amalco Stock Option Plan Resolution and the TSA By-law Resolution and unanimously recommend that TSA Shareholders vote IN FAVOUR of such resolutions at the TSA Meeting for the reasons set forth in the Circular.

This Notice of Meeting is accompanied by the Circular, a form of proxy (the "**TSA Proxy**"), a letter of transmittal and a supplemental mailing request form. A copy of each document, to the extent required, has been sent to each director of TSA, each TSA Shareholder entitled to receive notice of the Meeting and to TSA's auditors, and has been filed with the securities regulatory authorities in certain of the provinces of Canada, as well as with the TSX Venture Exchange.

The board of directors of TSA has fixed June 17, 2008 as the record date (the "**Record Date**") for determining the TSA Shareholders who are entitled to receive notice of, and to vote at, the TSA Meeting and any adjournment(s) or postponement(s) thereof. TSA Shareholders shall only be entitled to vote shares of TSA ("**TSA Shares**") held by the TSA Shareholder as of the Record Date.

TSA Shareholders who are unable to be present in person at the TSA Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed TSA Proxy. TSA Shares held through intermediaries can only be voted at the TSA Meeting by following instructions received from the intermediary through which such shares are held. In order to be voted, TSA Proxies must be received by TSA, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start time of the TSA Meeting or any adjournment(s) or postponement(s) thereof.

Registered TSA Shareholders who validly exercise dissent rights in respect of the TSA Continuance Resolution will be entitled to be paid the fair value of TSA shares in accordance with Section 238 of the *Business Corporations Act* (British Columbia) (the "BCBCA") if TSA shall have received prior to 10:00 a.m. (Vancouver time) on the business day preceding the TSA Meeting, or if the Secretary of TSA or the Chairman of the TSA Meeting shall have received prior to the start

time of the TSA Meeting, a written objection to the TSA Continuance Resolution and the TSA Shareholder shall have complied with the dissent procedures described in the Circular, including the relevant provisions of Section 238 of the BCBCA. The dissent rights are described in the Circular. The text of Section 238 of the BCBCA, which will be relevant in any such dissent proceeding, is set forth in Schedule E to the Circular. Failure to comply strictly with the requirements set forth in Section 238 of the BCBCA may result in the loss of any dissent rights. Only registered TSA Shareholders may dissent with respect to the TSA Continuance Resolution.

Registered TSA Shareholders who validly exercise dissent rights in respect of the TSA Amalgamation Resolution, but not the TSA Continuance Resolution, will be entitled to be paid the fair value of the TSA Shares in accordance with Section 185 of the OBCA if TSA shall have received prior to 10:00 a.m. (Vancouver time) on the business day preceding the TSA Meeting, or if the Secretary of TSA or the Chairman of the TSA Meeting shall have received prior to the start time of the TSA Meeting, a written objection to the TSA Amalgamation Resolution and the TSA Shareholder shall have complied with the dissent procedures described in the Circular, including the relevant provisions of Section 185 of the OBCA. The dissent rights are described in the Circular. The text of Section 185 of the OBCA, which will be relevant in any such dissent proceeding, is set forth in Schedule G to the Circular. Failure to comply strictly with the requirements set forth in Section 185 of the OBCA may result in the loss of any dissent rights. Only registered TSA Shareholders may dissent with respect to the TSA Amalgamation Resolution.

DATED at Vancouver, British Columbia this 17th day of June, 2008.

BY ORDER OF THE BOARD

John K. Campbell
President and Chief Executive Officer

(This page has been left blank intentionally.)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF 1322256 ALBERTA LTD.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**AlbertaCo Meeting**") of the shareholders (the "**AlbertaCo Shareholders**") of 1322256 Alberta Ltd. ("**AlbertaCo**") will be held at offices of Burnet Duckworth & Palmer LLP, Suite 1400, 350 – 7th Ave. S.W., Calgary, Alberta, T2P 3N9 on July 17, 2008 at 2:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the audited financial statements of AlbertaCo for the fiscal year ended December 31, 2007, together with the report of the auditor's thereon;

2. to elect directors for the ensuing year, subject to the completion of the amalgamation (the "**Amalgamation**") of AlbertaCo and Trans America Industries Ltd. ("**TSA**") under the provision of the *Business Corporations Act* (Ontario) (the "**OBCA**") to form an amalgamated corporation ("**Amalco**");

3. to appoint auditors and to authorize the directors to fix their remuneration;

4. to consider and if thought fit, approve with or without variation the following resolutions:

   (i) a special resolution (the "**AlbertaCo Stated Capital Resolution**") authorizing AlbertaCo to reduce its stated capital;

   (ii) a special resolution (the "**AlbertaCo Continuance Resolution**") approving the continuance of AlbertaCo (the "**AlbertaCo Continuance**") as an Ontario corporation under the provisions of the OBCA;

   (iii) conditional upon the AlbertaCo Continuance Resolution being approved, a special resolution (the "**AlbertaCo Amalgamation Resolution**") approving the Amalgamation;

   (iv) conditional upon the AlbertaCo Continuance Resolution and AlbertaCo Amalgamation Resolution (collectively, the "**AlbertaCo Reorganization Resolutions**") being approved, a special resolution (the "**AlbertaCo Amalco Director Resolution**") authorizing the directors of Amalco to fix the number of directors of Amalco from time to time within the minimum and maximum number set forth in its articles of amalgamation;

   (v) conditional upon the AlbertaCo Reorganization Resolutions being approved, an ordinary resolution (the "**AlbertaCo Amalco Stock Option Plan Resolution**") approving a new stock option plan for Amalco (the "**Amalco Stock Option Plan**");

   (vi) conditional upon the AlbertaCo Reorganization Resolutions being approved, an ordinary resolution (the "**AlbertaCo Amalco By-law Resolution**") confirming a general by-law for Amalco; and

5. to transact such other business as may properly come before the AlbertaCo Meeting or any adjournment(s) or postponement(s) thereof.

The Amalgamation, the AlbertaCo Continuance and other matters described above will be completed pursuant to a combination agreement dated as of May 11, 2008 between AlbertaCo and TSA, a copy of which is attached as Schedule A to the joint information circular (the "**Circular**"). A description of the Amalgamation, the AlbertaCo Continuance and the other matters to be dealt with at the AlbertaCo Meeting are set forth in the Circular, which forms part of this Notice of Meeting.

The text of the resolutions described above are set forth in the following schedules to the Circular:

SCHEDULE C-1 – AlbertaCo Stated Capital Resolution
SCHEDULE C-2 – AlbertaCo Continuance Resolution
SCHEDULE C-3 – AlbertaCo Amalgamation Resolution
SCHEDULE C-4 – AlbertaCo Amalco Director Resolution
SCHEDULE C-5 – AlbertaCo Amalco Stock Option Plan Resolution
SCHEDULE C-6 – AlbertaCo Amalco By-law Resolution

The AlbertaCo Stated Capital Resolution, the AlbertaCo Continuance Resolution, the AlbertaCo Amalgamation Resolution and the AlbertaCo Amalco Director Resolution each require the affirmative vote of not less than two-thirds of the votes cast by AlbertaCo Shareholders who vote in respect thereof, in person or by proxy, at the AlbertaCo Meeting. All other matters, except the election of directors and the appointment of auditors (for which AlbertaCo Shareholders will either vote for or withhold their vote), including the AlbertaCo Amalco Stock Option Plan Resolution and the AlbertaCo Amalco By-law Resolution each require the affirmative vote of not less than a majority of the votes cast by AlbertaCo Shareholders who vote in respect thereof, in person or by proxy, at the AlbertaCo Meeting.

The directors of AlbertaCo have unanimously approved the AlbertaCo Stated Capital Resolution, the AlbertaCo Continuance Resolution, the AlbertaCo Amalgamation Resolution, the AlbertaCo Amalco Director Resolution, the AlbertaCo Amalco Stock Option Plan Resolution and the AlbertaCo Amalco By-law Resolution and unanimously recommend that AlbertaCo Shareholders vote IN FAVOUR of such resolutions at the AlbertaCo Meeting for the reasons set forth in the Circular.

This Notice of Meeting is accompanied by the Circular, a form of proxy (the "**AlbertaCo Proxy**") a letter of transmittal and a supplemental mailing request form. A copy of each document to the extent required, has been sent to each director of AlbertaCo, each AlbertaCo Shareholder entitled to receive notice of the Meeting and to AlbertaCo's auditors and has been filed with the securities regulatory authorities in certain of the provinces of Canada, as well as with the TSX Venture Exchange.

The board of directors of AlbertaCo has fixed June 17, 2008 as the record date (the "**Record Date**") for determining the AlbertaCo Shareholders who are entitled to receive notice of, and to vote at, the AlbertaCo Meeting and any adjournment(s) or postponement(s) thereof. AlbertaCo Shareholders shall only be entitled to vote shares of AlbertaCo (the "**AlbertaCo Shares**") held by the AlbertaCo Shareholder as of the Record Date.

AlbertaCo Shareholders who are unable to be present in person at the AlbertaCo Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed AlbertaCo Proxy. AlbertaCo Shares held through intermediaries can only be voted at the AlbertaCo Meeting by following instructions received from the intermediary through which such shares are held. In order to be voted, AlbertaCo Proxies must be received by AlbertaCo, c/o its registrar and transfer agent, CIBC Mellon Trust Company, by no later than 5:00 p.m. (Calgary time) on July 15, 2008, or in the case of any adjournment(s) or postponement(s) of the AlbertaCo Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start time of such adjourned or postponed AlbertaCo Meeting.

Registered AlbertaCo Shareholders who validly exercise dissent rights in respect of the AlbertaCo Continuance Resolution will be entitled to be paid the fair value of the AlbertaCo Shares in accordance with Section 191 of the *Business Corporations Act* (Alberta) (the "ABCA") if

AlbertaCo shall have received prior to before 2:00 p.m. (Calgary time) on the business day preceding the AlbertaCo Meeting, or if the Secretary of AlbertaCo or the Chairman of the AlbertaCo Meeting shall have received prior to the start time of the AlbertaCo Meeting, a written objection to the AlbertaCo Continuance Resolution and the AlbertaCo Shareholder shall have complied with the dissent procedures described in the Circular, including the relevant provisions of Section 191 of the ABCA. The dissent rights are described in the Circular. The text of Section 191 of the ABCA, which will be relevant in any such dissent proceeding, is set forth in Schedule F to the Circular. Failure to comply strictly with the requirements set forth in Section 191 of the ABCA may result in the loss of any dissent rights. Only registered AlbertaCo Shareholders may dissent with respect to the AlbertaCo Continuance Resolution.

Registered AlbertaCo Shareholders who validly exercise dissent rights in respect of the AlbertaCo Amalgamation Resolution, but not the AlbertaCo Continuance Resolution, will be entitled to be paid the fair value of the AlbertaCo Shares in accordance with Section 185 of the OBCA if AlbertaCo shall have received prior to before 2:00 p.m. (Calgary time) on the business day preceding the AlbertaCo Meeting, or if the Secretary of AlbertaCo or the Chairman of the AlbertaCo Meeting shall have received prior to the start time of the AlbertaCo Meeting, a written objection to the AlbertaCo Amalgamation Resolution and the AlbertaCo Shareholder shall have complied with the dissent procedures described in the Circular, including the relevant provisions of Section 185 of the OBCA. The dissent rights are described in the Circular. The text of Section 185 of the OBCA, which will be relevant in any such dissent proceeding, is set forth in Schedule G to the Circular. Failure to comply strictly with the requirements set forth in Section 185 of the OBCA may result in the loss of any dissent rights. Only registered AlbertaCo Shareholders may dissent with respect to the AlbertaCo Amalgamation Resolution.

DATED at Toronto, Ontario this 17th day of June, 2008.

BY ORDER OF THE BOARD

ROBERT POLLOCK
President and Chief Executive Officer

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TABLE OF CONTENTS

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular. These defined words and terms are not always used herein and may not conform to the defined terms used in the schedules and exhibits to this Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c.B.9, as amended, including the regulations promulgated thereunder.

"**Acquisition Proposal**" has the meaning ascribed thereto under the heading "Information in the Reorganization – The Combination Agreement."

"**AlbertaCo**" means 1322256 Alberta Ltd., a corporation continued under the laws of Alberta.

"**AlbertaCo Amalco Director Resolution**" means the special resolution of the AlbertaCo Shareholders to authorize, when taken together with the TSA Amalco Director Resolution, the Amalco Board of Directors to fix the number of directors within the minimum and maximum number set forth in the Articles of Amalco, substantially in the form and content set out in Schedule C-4 to this Circular.

"**Alberta Amalgamation Resolution**" means the special resolution of the AlbertaCo Shareholders to authorize and approve the Amalgamation Agreement, substantially in the form and content set out in Schedule C-3 to this Circular.

"**AlbertaCo Articles of Continuance**" means the articles of continuance of AlbertaCo that are required by the OBCA to be filed with the Director in order to effect the AlbertaCo Continuance.

"**AlbertaCo Board of Directors**" means the board of directors of AlbertaCo.

"**AlbertaCo Amalco By-law Resolution**" means the ordinary resolution of the AlbertaCo Shareholders to confirm a new general by-law for Amalco, substantially in the form and content set out in Schedule C-6 to this Circular.

"**AlbertaCo Certificate of Continuance**" means the certificate of continuance to be issued by the Director pursuant to the provisions of the OBCA giving effect to the AlbertaCo Continuance.

"**AlbertaCo Continuance**" means the continuance of AlbertaCo as an Ontario corporation under the provisions of the OBCA.

"**AlbertaCo Continuance Resolution**" means the special resolution of the AlbertaCo Shareholders to authorize and approve the AlbertaCo Continuance, substantially in the form and content set out in Schedule C-2 to this Circular.

"**AlbertaCo Amalco Stock Option Plan Resolution**" means the ordinary resolution of AlbertaCo Shareholders to approve the Amalco Stock Option Plan, in the form and content set out in Schedule C-5 to this Circular.

"**AlbertaCo Exchange Ratio**" means the ratio of one (1) Amalco Share for each twenty (20) AlbertaCo Shares (or AlbertaCo Non-Voting Shares, as the case may be).

"**AlbertaCo Letter of Transmittal**" means the letter of transmittal delivered to AlbertaCo Shareholders which, when duly completed and forwarded to the Depositary with a certificate representing AlbertaCo Shares, will enable the AlbertaCo Shareholders to exchange their AlbertaCo Shares for Amalco Shares upon the completion of the Amalgamation.

"**AlbertaCo Meeting**" means the annual and special meeting of AlbertaCo Shareholders to be held on July 17, 2008, including any adjournment(s) and postponement(s) thereof to consider, among other things, the AlbertaCo Reorganization Resolutions and AlbertaCo Other Resolutions.

"**AlbertaCo Non-Voting Shareholder**" means the holders of AlbertaCo Non-Voting Shares.

"**AlbertaCo Non-Voting Shares**" means the non-voting common shares which AlbertaCo is authorized to issue.

"**AlbertaCo Notice of Meeting**" means the notice of the AlbertaCo Meeting sent to AlbertaCo Shareholders together with this Circular.

"**AlbertaCo Options**" means currently issued and outstanding options to purchase AlbertaCo Shares, if any.

"**AlbertaCo Other Resolutions**" means the AlbertaCo Amalco Director Resolution, the AlbertaCo Amalco Stock Option Plan Resolution and the AlbertaCo Amalco By-law Resolution.

"**AlbertaCo Proxy**" means the proxy to be forwarded to AlbertaCo Shareholders for use in connection with the AlbertaCo Meeting.

"**AlbertaCo Record Date**" means June 17, 2008.

"**AlbertaCo Reorganization**" means the reorganization of AlbertaCo pursuant to the terms and conditions of Combination Agreement whereby, among other things (i) AlbertaCo will be continued as an Ontario Corporation under the OBCA and (ii) the Amalgamation will be effected.

"**AlbertaCo Reorganization Resolutions**" means collectively, the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution.

"**AlbertaCo Shareholders**" means the holders of AlbertaCo Shares.

"**AlbertaCo Shares**" means the common shares which AlbertaCo is authorized to issue.

"**AlbertaCo Stated Capital Resolution**" means the special resolution of AlbertoCo Shareholders to authorize AlbertaCo to reduce its stated capital, substantially in the form and content set out in Schedule C-1 to this Circular.

"**AlbertaCo Stock Option Plan**" means the existing stock option plan of AlbertaCo pursuant to which AlbertaCo is authorized to issue options to purchase AlbertaCo Shares.

"**Amalco**" means the corporation expected to be named "Primary Corp." resulting from the amalgamation of TSA and AlbertaCo pursuant to the Amalgamation Agreement.

"**Amalco Board of Directors**" means the board of directors of Amalco.

"**Amalco Shares**" means common shares in the capital of Amalco.

"**Amalco Stock Option Plan**" means the Amalco Stock Option Plan to become effective upon the Effective Date for officers, directors, employees and consultants of Amalco, a copy of which is attached to this Circular at Exhibit E.

"**Amalgamation**" means the amalgamation of TSA and AlbertaCo pursuant to the terms and subject to the conditions of the Amalgamation Agreement pursuant to which TSA and AlbertaCo will amalgamate and pursuant to which (a) TSA Shareholders will receive one (1) Amalco Share for each two (2) TSA Shares held and (b) each AlbertaCo Shareholder will receive one (1) Amalco Share for each twenty (20) AlbertaCo Shares (or AlbertaCo Non-Voting Shares, as the case may be) held.

"**Amalgamation Agreement**" means the amalgamation agreement dated May 11, 2008 between TSA and AlbertaCo, substantially in the form and content attached as Exhibit 1 to the Combination Agreement, which is attached to this Circular at Schedule A.

"**Articles of Amalgamation**" means the articles of amalgamation of TSA and AlbertaCo in respect of the Amalgamation that are required by the OBCA to be filed with the Director in order to effect the Amalgamation.

"**Articles of Continuance**" means, collectively, the TSA Articles of Continuance and the AlbertaCo Articles of Continuance.

"**BCBCA**" means the *Business Corporations Act* (British Columbia), S.B.C., c.57, as amended, including the regulations promulgated thereunder.

"**Certificate of Amalgamation**" means the certificate of amalgamation to be issued by the Director pursuant to the provisions of the OBCA giving effect to the Amalgamation.

"**Certificates of Continuance**" means, collectively the TSA Certificate of Continuance and the AlbertaCo Certificate of Continuance.

"**Circular**" means this joint management information circular, including all Schedules and Exhibits hereto, sent to the TSA Shareholders and the AlbertaCo Shareholders in connection with the TSA Meeting and the AlbertaCo Meeting.

"**Closing**" means the consummation of the Reorganization in accordance with the provisions of the Combination.

"**Closing Date**" means the date on which the Closing occurs.

"**Combination Agreement**" means the agreement dated May 11, 2008 and attached to this Circular as Exhibit A, including the Amalgamation Agreement whereby TSA and AlbertaCo each agree to continue as corporations under the OBCA and amalgamate and including the recitals and all exhibits, schedules and appendices, as amended or supplemented from time to time in accordance with the provisions of the Combination Agreement.

"**Continuances**" means, collectively, the AlbertaCo Continuance and the TSA Continuance.

"Depositary" means Computershare Trust Company of Canada appointed as depositary pursuant to the Depositary Agreement at its office set out in the TSA Letter of Transmittal and the AlbertaCo Letter of Transmittal.

"Director" means the Director appointed pursuant to the OBCA.

"Dissent Notice" means a written objection to the TSA Continuance Resolution, TSA Amalgamation Resolution, the AlbertaCo Continuance Resolution or the AlbertaCo Amalgamation Resolution, as the case may be, made by a registered TSA Shareholder or a registered AlbertaCo Shareholder, as the case may be, in accordance with the applicable Dissent Procedures.

"Dissent Procedures" means the dissent procedures described under "Rights of Dissenting Shareholders."

"Dissent Rights" means the right of a registered TSA Shareholder to dissent in respect of the TSA Continuance Resolution or the TSA Amalgamation resolution, or the right of a registered AlbertaCo Shareholder to dissent in respect of the AlbertaCo Continuance Resolution or the AlbertaCo Amalgamation, as the case may be, in any such case, in strict compliance with the Dissent Procedures.

"Dissenting Shareholder" means a registered TSA Shareholder or registered AlbertaCo Shareholder, as the case may be, who dissents in respect of the TSA Continuance Resolution, the TSA Amalgamation Resolution, the AlbertaCo Continuance Resolution or the AlbertaCo Amalgamation Resolution, as the case may be, in strict compliance with the Dissent Procedures.

"Effective Date" means the date shown on the Certificate of Amalgamation.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date.

"Exhibits" means the exhibits attached to and forming part of this Circular.

"ITA" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended including the regulations promulgated thereunder.

"Material Adverse Change" or **"Material Adverse Effect"** means, with respect to either AlbertaCo or TSA, as the case may be, any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have a material adverse effect on, the business, properties, assets, liabilities (including contingent liabilities), prospects, results of operations or financial condition of the party, as applicable, taken as a whole. The foregoing shall not include any change or effects attributable to: (i) changes relating to general economic, political or financial conditions; (ii) relating to the state of securities or commodities markets in general; (iii) changes affecting the worldwide mining industry in general which does not have a materially disproportionate effect on the party; (iv) changes in the price of gold; or (v) the announcement of TSA Reorganization or the AlbertaCo Reorganization as the case may be.

"Meetings" means the TSA Meeting and the AlbertaCo Meeting, collectively, and **"Meeting"** means either one of them, as applicable.

"New By-law" means the new general by-law of Amalco which will govern the business and affairs of Amalco subsequent to the Amalgamation.

"**Notice of Meeting**" means the TSA Notice of Meeting or the AlbertaCo Notice of Meeting, as the context requires.

"**OBCA**" means the *Business Corporations Act* (Ontario), R.S.O. 1990, c.B. 16, as amended, including the regulations promulgated thereunder.

"**Reorganization**" means, collectively, the TSA Reorganization and the AlbertaCo Reorganization.

"**Reorganization Resolutions**" means, collectively, the TSA Reorganization Resolutions and the AlbertaCo Reorganization Resolutions.

"**SEDAR**" means the System for Electronic Data Analysis and Retrieval operated by CDS Inc.

"**Superior Proposal**" has the meaning ascribed thereto under the heading "Information on the Reorganization – The Combination Agreement."

"**TSA**" means Trans America Industries Ltd., a corporation incorporated under the laws of British Columbia.

"**TSA Amalco Director Resolution**" means the special resolution of TSA Shareholders to authorize the TSA Board of Directors to fix the number of directors within the minimum and maximum number set forth in the Articles of Amalco, substantially in the form and content set out in Schedule B-4 to this Circular.

"**TSA Amalgamation Resolution**" means the special resolution of TSA Shareholders to authorize and approve the Amalgamation, substantially in the form and content set out in Schedule B-3 to this Circular.

"**TSA Amalco Stock Option Plan Resolution**" means the ordinary resolution of TSA Shareholders to approve the Amalco Stock Option Plan, substantially in the form and content set out in Schedule B-5 to this Circular.

"**TSA Articles of Continuance**" means the articles of continuance of TSA that are required by the OBCA to be filed with the Director in order to affect the TSA Continuance.

"**TSA Board of Directors**" means the board of directors of TSA.

"**TSA By-law Resolution**" means the ordinary resolution of TSA Shareholders be voted on, with or without variation, to confirm a new general By-law for Amalco, substantially in the form and content set out in Schedule B-6 to this Circular.

"**TSA Certificate of Continuance**" means the certificate of continuance to be issued by the Director pursuant to the provisions of the OBCA giving effect to the TSA Continuance.

"**TSA Continuance**" means the continuance of TSA as an Ontario Corporation under the provisions of the OBCA.

"**TSA Continuance Resolution**" means the special resolution of TSA Shareholders to authorize and approve the TSA Continuance, substantially in the form and content set out in Schedule B-2 to this Circular.

"**TSA Exchange Ratio**" means the ratio of one (1) Amalco Share for two (2) TSA Shares, which TSA Shareholders will be entitled to receive upon the completion of the TSA Reorganization.

"**TSA Letter of Transmittal**" means the letter of transmittal delivered to TSA Shareholders which, when duly completed and forwarded to the Depositary with a certificate representing TSA Shares, will enable the TSA Shareholders to exchange their TSA Shares for Amalco Shares upon the completion of the TSA Reorganization.

"**TSA Meeting**" means the annual and special meeting of TSA Shareholders expected to be held on July 17, 2008, including any adjournment(s) and postponement(s) thereof, to consider, among other things, the TSA Reorganization Resolutions and the TSA Other Resolutions.

"**TSA Notice of Meeting**" means the notice of the TSA Meeting sent to TSA Shareholders together with this Circular.

"**TSA Options**" means currently issued and outstanding options to purchase common shares in the capital of TSA, if any.

"**TSA Other Resolutions**" means the TSA Amalco Director Resolution, the TSA Amalco Stock Option Plan Resolution and the TSA By-law Resolution.

"**TSA Proxy**" means the proxy to be forwarded to TSA Shareholders for use in connection with the TSA Meeting.

"**TSA Record Date**" means June 17, 2008.

"**TSA Reorganization**" means the reorganization of TSA pursuant to the terms and conditions of the Combination Agreement whereby, among other things, (i) TSA will be continued as an Ontario Corporation under the OBCA and (ii) the Amalgamation will be effected.

"**TSA Reorganization Resolutions**" means collectively, the TSA Continuance Resolution and the TSA Amalgamation Resolution.

"**TSA Shares**" means the common shares which TSA is authorized to issue.

"**TSA Shareholders**" means the holders of TSA Shares.

"**TSA Stated Capital Resolution**" means the special resolution of TSA Shareholders to reduce its stated capital, substantially in the form and content set out in Schedule B-1 to this Circular.

"**TSA Stock Option Plan**" means the existing stock option plan of TSA pursuant to which TSA is authorized to issue options to purchase TSA Shares.

"**TSX**" means the Toronto Stock Exchange.

"**TSXV**" means the TSX Venture Exchange.

"**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

INFORMATION CONTAINED IN THIS CIRCULAR

Unless specified otherwise, capitalized words and terms in this joint management information circular (the "**Circular**") concerning, among other things, the proposed amalgamation (the "**Amalgamation**") of Trans America Industries Ltd. ("**TSA**") and 1322256 Alberta Ltd. ("**AlbertaCo**") shall have the same meanings as set forth in the Glossary and elsewhere in this Circular.

The information contained in this Circular is given as of June 17, 2008, except as otherwise noted.

No person has been authorized to give information or to make any representation in connection with the transactions discussed herein other than those contained in this Circular and, if given, any such information or representation should not be considered as having been authorized by TSA or AlbertaCo.

This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such and offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

TSA Shareholders and AlbertaCo Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Certain information pertaining to TSA and AlbertaCo included or incorporated by reference herein has been provided by TSA and AlbertaCo, as the case may be, or is based on publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Although neither TSA nor AlbertaCo has any knowledge that would indicate that any such information is untrue or incomplete, neither TSA nor AlbertaCo assume responsibility for the accuracy or completeness of information with respect to the other, nor for the failure by the other party to disclose events that have occurred or that may affect the completeness or accuracy of such information and is unknown to TSA or AlbertaCo, as the case may be.

NOTICE TO UNITED STATES SHAREHOLDERS

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"). Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. TSA Shareholders and AlbertaCo Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**") and proxy statements under the U.S. Exchange Act.

The historical financial information for TSA and AlbertaCo and the *pro forma* financial information included or incorporated by reference in this Circular are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects.

Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that TSA and AlbertaCo are each organized under the laws of a jurisdiction other than the United States, that their officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of Canada and that a substantial portion of the assets of TSA and AlbertaCo and such persons are located outside of the United States.

REPORTING CURRENCY

In this circular, unless otherwise specified, all references to "dollars" or "$" or "C$" or "CDN dollars" are to Canadian dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Circular includes "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws (collectively, "**FLI**"). All statements, other than statements of historical facts, included or incorporated by reference in this Circular that address activities, events or developments that TSA, AlbertaCo or Amalco expect or anticipate will or may occur in the future, including such things as the future business strategy of Amalco and Amalco's business, operations, plans and other such matters are FLI. When used in this Circular the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify FLI. The statements made in this Circular about the anticipated impact the Amalgamation may have on the combined operations of TSA and AlbertaCo, as well as the benefits expected to result from the TSA Reorganization and the AlbertaCo Reorganization are FLI.

Although TSA and AlbertaCo have attempted to identify important factors that could cause actual results or outcomes to differ materially, including those set out under the heading "Risk Factors" in Exhibit C – Information Regarding Amalco, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, additional factors may be noted elsewhere in the Circular and in any documents incorporated by reference herein. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. All FLI attributable to TSA, AlbertaCo or Amalco, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Readers of this Circular are cautioned not to place under reliance on FLI contained in this Circular or in any document incorporated by reference herein. Neither TSA nor AlbertaCo undertake any obligations to publicly update or revise any FLI except as expressly required by applicable securities law.

SUMMARY

The following is a summary of information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular. TSA Shareholders and AlbertaCo Shareholders are encouraged to read this Circular carefully and in its entirety.

The Companies

TSA

Trans America Industries Ltd. ("**TSA**") is currently a mineral exploration and development company whose primary asset is its 50% interest in the Grants Uranium Project in New Mexico, which is being developed under a joint venture agreement with Neutron Energy Inc.

Additional information with respect to the business and affairs of TSA is set forth in Exhibit A to this Circular, in the information regarding TSA incorporated by reference herein, and on SEDAR at www.sedar.com.

TSA's registered office is located at 720-789 West Pender Street, Vancouver, British Columbia, V6C 1H2. TSA's telephone number is (604) 688-8042.

AlbertaCo

1322256 Alberta Ltd. ("**AlbertaCo**") is a company that has ceased carrying on its former business and is now operating in a manner similar to a merchant bank. Among other investments, AlbertaCo currently has an equity investment of 2,126,225 shares of Queenston Mining Inc. (TSX:QMI) with a current value of $5.7 million, an investment in PCI-1 Capital Corp. (a capital pool company) in the amount of $0.1 million and an outstanding six month secured bridge loan to Tranzeo Wireless Technologies Inc. (TSX:TZT) in the amount of $1 million on which it is earning 1% interest per month and on which a 10% bonus was paid on issuance of the loan in 2008.

Additional information with respect to the business and affairs of AlbertaCo is set forth in Exhibit B to this Circular, in the information regarding AlbertaCo incorporated by reference herein, and on SEDAR at www.sedar.com.

AlbertaCo's registered office is located at Suite 220, 3015-5th Avenue N.E., Calgary, Alberta, T2A 6T8. AlbertaCo's telephone number is (403) 569-5796.

The Meetings

Time, Date and Place

TSA Meeting

The TSA Meeting will be held at the offices of Morton & Company, 1200-750 West Pender Street, Vancouver, British Columbia, V6C 2T8 on July 17, 2008 at 10:00 a.m. (Vancouver time).

AlbertaCo Meeting

The AlbertaCo Meeting will be held at offices of Burnet Duckworth & Palmer LLP, Suite 1400, 350 – 7th Ave. S.W., Calgary, Alberta, T2P 3N9 on July 17, 2008 at 2:00 p.m. (Calgary time).

Record Date and Shares Entitled to Vote

TSA Meeting

At the close of business on the TSA Record Date there were 31,204,418 TSA Shares outstanding. TSA Shareholders of record at the close of business on the TSA Record Date are entitled to receive notice of, and to vote at, the TSA Meeting.

AlbertaCo Meeting

At the close of business on the AlbertaCo Record Date there were 247,291,121 AlbertaCo Shares outstanding. AlbertaCo Shareholders of record at the close of business on the AlbertaCo Record Date are entitled to receive notice of and to vote at the AlbertaCo Meeting. Although the AlbertaCo Non-Voting Shares to be issued on conversion of the AlbertaCo convertible debentures will participate in the Amalgamation, they were not issued as of the AlbertaCo Record Date and so are not entitied to vote at the AlbertaCo Meeting.

Matters to be Considered

TSA Meeting

At the TSA Meeting, TSA Shareholders will be asked to consider the following matters:

1. to receive and consider the audited financial statements of TSA for the fiscal year ended December 31, 2007, together with the report of auditors report thereon;

2. to elect directors for the ensuing year, subject to the completion of the TSA Reorganization;

3. to appoint auditors and to authorize the directors to fix their remuneration, subject to the completion of the TSA Reorganization;

4. to consider and, if deemed appropriate, to vote upon, with or without variation, the following resolutions:

   (i) the TSA Stated Capital Resolution;

   (ii) the TSA Continuance Resolution;

   (iii) conditional upon the TSA Continuance Resolution being approved, the TSA Amalgamation Resolution;

   (iv) conditional upon the TSA Continuance Resolution and the TSA Amalgamation Resolution being approved, the TSA Amalco Director Resolution;

   (v) conditional upon the TSA Continuance Resolution and the TSA Amalgamation Resolution being approved, the TSA Amalco Stock Option Plan Resolution; and

(vi) conditional upon the TSA Continuance Resolution and the TSA Amalgamation Resolution being approved, the TSA By-law Resolution; and

5. such other matters as may properly come before the TSA Meeting.

See "General Proxy Information – Particular of Matters to be Acted Upon by TSA Shareholders at the TSA Meeting" and "Information Regarding the Reorganization" for more details on these matters.

AlbertaCo Meeting

At the AlbertaCo Meeting, AlbertaCo Shareholders will be asked to consider the following matters:

1. to receive and consider the audited financial statements of AlbertaCo for the fiscal year ended December 31, 2007, together with the report of auditors report thereon;

2. to elect directors for the ensuing year, subject to the completion of the AlbertaCo Reorganization;

3. to appoint auditors and to authorize the directors to fix their remuneration subject to the completion of the AlbertaCo Reorganization;

4. to consider and, if deemed appropriate, to vote upon, with or without variation, the following resolutions:

   (i) the AlbertaCo Stated Capital Resolution;

   (ii) the AlbertaCo Continuance Resolution;

   (iii) conditional upon the AlbertaCo Continuance Resolution being approved, the AlbertaCo Amalgamation Resolution;

   (iv) conditional upon the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution being approved, the AlbertaCo Amalco Director Resolution;

   (v) conditional upon the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution being approved, the AlbertaCo Amalco Stock Option Plan Resolution;

   (vi) conditional upon the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution being approved, the AlbertaCo Amalco By-law Resolution; and

5. such other matters as may properly come before the AlbertaCo Meeting.

See "General Proxy Information – Particular of Matters to be Acted Upon by AlbertaCo Shareholders at the AlbertaCo Meeting" and "Information Regarding the Reorganization" for more details on these matters.

Votes Required for Certain Matters

TSA Meeting

The TSA Stated Capital Resolution, the TSA Continuance Resolution, the TSA Amalgamation Resolution and the TSA Amalco Director Resolution each require the affirmative vote of not less than two thirds of the votes cast by TSA Shareholders who vote in respect thereof, in person or by proxy, at the TSA Meeting. All other matters, except the election of directors and the appointment of auditors (for which TSA Shareholders will either vote for or withhold their vote), including the TSA Amalco Stock Option Plan Resolution and the TSA Amalco By-law Resolution, require the affirmative vote of not less than a majority of the votes cast by TSA Shareholders who vote in respect thereof, in person or by proxy, at the TSA Meeting.

AlbertaCo Meeting

The AlbertaCo Stated Capital Resolution, the AlbertaCo Continuance Resolution, the AlbertaCo Amalgamation Resolution and the AlbertaCo Amalco Director Resolution each require the affirmative vote of not less than two thirds of the votes cast by AlbertaCo Shareholders who vote in respect thereof, in person or by proxy, at the AlbertaCo Meeting. All other matters, except the election of directors and the appointment of auditors (for which AlbertaCo Shareholders will either vote for or withhold their vote), including the AlbertaCo Amalco Stock Option Plan Resolution and the AlbertaCo Amalco By-law Resolution, require the affirmative vote of not less than a majority of the votes cast by AlbertaCo Shareholders who vote in respect thereof, in person or by proxy, at the AlbertaCo Meeting.

The Reorganization

Pursuant to the Combination Agreement, TSA and AlbertaCo have agreed to complete the Reorganization pursuant to which, among other things:

(i) TSA and AlbertaCo will each reduce their stated capital;

(ii) TSA and AlbertaCo will each continue as Ontario corporations under the provisions of the OBCA;

(iii) TSA and AlbertaCo will amalgamate under the provisions of the OBCA to form Amalco;

(iv) each TSA Shareholder (other than a registered TSA Shareholder who exercises validly Dissent Rights) will be entitled to receive Amalco Shares in exchange for the TSA Shares held by such TSA Shareholder on the basis of one (1) Amalco Share for each two (2) TSA Shares held by such TSA Shareholder;

(v) each AlbertaCo Shareholder (other than a registered AlbertaCo Shareholder who exercises validly Dissent Rights) will be entitled to receive Amalco Shares in exchange for the AlbertaCo Shares held by such AlbertaCo Shareholder on the basis of one (1) Amalco Share for each twenty (20) AlbertaCo Shares held by such AlbertaCo Shareholder;

(vi) each AlbertaCo Non-Voting Shareholder will be entitled to receive Amalco Shares in exchange for the AlbertaCo Non-Voting Shares held by such AlbertaCo Non-Voting Shareholder on the basis of one (1) Amalco Share for each twenty (20) AlbertaCo Non-Voting Shares held by such AlbertaCo Non-voting Shareholder;

(vii) TSA Options will be exchanged for an equivalent number of Amalco Options on the basis of the TSA Exchange Ratio and such Amalco Options will have substantially the same terms and conditions as the TSA Options;

(viii) AlbertaCo Options will be exchanged for an equivalent number of Amalco Options on the basis of the AlbertaCo Exchange Ratio and such Amalco Options will have substantially the same terms and conditions as the AlbertaCo Options;

(ix) the Amalco Stock Option Plan will become effective; and

(x) subject to regulatory approval, the Amalco Shares will trade on the TSXV.

Assuming that there are 31,204,418 TSA Shares outstanding as at the Effective Time (which assumes that no TSA Options are exercised prior to such time) and that no TSA Shareholder exercises Dissent Rights, Amalco will issue approximately 15,602,209 Amalco Shares in exchange for TSA Shares upon the completion of the TSA Reorganization (not including Amalco Shares issuable upon the subsequent exercise of TSA Options). Assuming that there are 353,911,169 AlbertaCo Shares outstanding (as at the Effective Time (which assumes that no AlbertaCo Options are exercised prior to such time and the conversion of all AlbertaCo convertible debentures)) and that no AlbertaCo Shareholder exercises Dissent Rights, Amalco will issue approximately 17,695,558 Amalco Shares in exchange for AlbertaCo Shares upon the completion of the AlbertaCo Reorganization. Based upon the foregoing assumptions, upon the completion of the Reorganization, former TSA Shareholders will own approximately 46.9% of the then outstanding Amalco Shares and AlbertaCo Shareholders will own approximately 53.1% of the then outstanding Amalco Shares, on a non-diluted basis.

Rationale for the Reorganization

The TSA Board of Directors and the AlbertaCo Board of Directors believe that the TSA Reorganization and the AlbertaCo Reorganization will have the following benefits for their respective shareholders:

(i) the amalgamated company will operate with a disciplined business strategy that focuses on investment and financing opportunities;

(ii) the combined financial resources, knowledge, geographic reach and experience of TSA and AlbertaCo and of the proposed management and directors will be advantageous in identifying, financing and successfully nurturing promising companies;

(iii) a larger capital base provides the opportunity to make larger and more diverse investments;

(iv) the efficiencies and cost savings that will result from a combination will be advantageous to both AlbertaCo and TSA their shareholders; and

(v) it is anticipated that there will be greater market capitalization and trading liquidity for the Amalco Shares over that of the TSA Shares and the AlbertaCo Shares alone.

Recommendation of the TSA Board of Directors

The TSA Board of Directors has unanimously approved the Combination Agreement and the terms of the TSA Reorganization and unanimously recommends that the TSA Shareholders

vote IN FAVOUR of the TSA Stated Capital Resolution, the TSA Continuance Resolution, the TSA Amalgamation Resolution, the TSA Amalco Director Resolution, the TSA Amalco Stock Option Plan Resolution and the TSA By-law Resolution at the TSA Meeting.

Recommendation of the AlbertaCo Board of Directors

The AlbertaCo Board of Directors has unanimously approved the Combination Agreement and the terms of the AlbertaCo Reorganization and unanimously recommends that the AlbertaCo Shareholders vote IN FAVOUR of the AlbertaCo Stated Capital Resolution, the AlbertaCo Continuance Resolution, the AlbertaCo Amalgamation Resolution, the AlbertaCo Amalco Director Resolution, the AlbertaCo Amalco Stock Option Plan Resolution and the AlbertaCo Amalco By-law Resolution at the AlbertaCo Meeting.

Completion of the Reorganization

Upon the satisfaction or waiver of the conditions to the completion of the Reorganization and shareholder approval of the TSA Reorganization Resolutions and the AlbertaCo Reorganization Resolutions, TSA will file the TSA Articles of Continuance and AlbertaCo will file the AlbertaCo Articles of Continuance, and TSA and AlbertaCo will subsequently file the Articles of Amalgamation with the Director. The Amalgamation will become effective at the Effective Time. It is currently anticipated that the effective date of the TSA Continuance and the AlbertaCo Continuance will be on or about July 23, 2008 and that the Amalgamation will be effective on or about July 24, 2008. See "Information on the Reorganization - Completion of the Reorganization."

Distribution of Amalco Shares

Promptly after the Effective Date of the Amalgamation, Amalco will deposit with the Depositary, or otherwise make available, certificates representing the number of Amalco Shares required to be issued to the TSA Shareholders and the AlbertaCo Shareholders in connection with the Amalgamation. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding TSA Shares or AlbertaCo Shares, as the case may be, together with a TSA Letter of Transmittal or AlbertaCo Letter of Transmittal, as the case may be, in respect of such certificate that has been completed and signed in the manner required thereby and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number (rounded up to the nearest whole number) of Amalco Shares that such holder has the right to receive pursuant to the Amalgamation and the surrendered certificate will be cancelled.

In the event of a transfer of ownership of TSA Shares or AlbertaCo Shares, as the case may be, that is not registered in the transfer records of TSA or AlbertaCo, as the case may be, a certificate representing the proper number of Amalco Shares may be issued to the transferee if the certificate representing such TSA Shares or AlbertaCo Shares, as the case may be, is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer as the Depositary may require or request.

Until surrendered, each certificate that immediately prior to the Effective Time, represented TSA Shares or AlbertaCo Shares, as the case may be, will be deemed, at any time after the Effective Time, to represent only the right to receive upon surrender of a certificate representing that number of Amalco Shares that the holder thereof has the right to receive in respect of the surrendered certificate pursuant to the Amalgamation.

See "Information on the Reorganization – Distribution of Amalco Shares."

Treatment of TSA Options and AlbertaCo Options

The Combination Agreement provides that all currently outstanding AlbertaCo Options and TSA Options or other convertible securities shall, as part of the Amalgamation, become Amalco Options or Amalco convertible securities, having regard for the AlbertaCo Exchange Ratio and the TSA Exchange Ratio, respectively, and that AlbertaCo and TSA shall take such actions as may be necessary to effect this.

It is expected that at the Effective Date, Amalco will have 737,500 options to purchase Amalco Shares outstanding, having an exercise price ranging from $0.70 to $2.20, and having expiry dates ranging from December, 2008 to December, 2012, subject to any earlier termination provisions.

Non-Solicitation and Superior Proposals

Pursuant to the Combination Agreement, TSA and AlbertaCo have agreed that they will not, directly or indirectly, authorize or permit any of the officers, directors or employees of such party or its subsidiary or any financial advisor, expert or other person acting on its behalf to solicit, initiate or encourage any inquiry or the making of any proposal or offer to AlbertaCo or its shareholders from any person which constitutes, or may reasonably be expected to lead to (whether directly or indirectly, or in one transaction or a series of transactions) an acquisition of any of the outstanding Voting Shares of such party, any acquisition of any of the assets of such party, an amalgamation, arrangement, merger, or consolidation of such party; or any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party (an "**Acquisition Proposal**").

Notwithstanding the above, TSA or AlbertaCo may, prior to the approval of the Amalgamation by the Shareholders of each party, engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by such party or any of the officers, directors or employees of such party or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations if the third party has first made a written bona fide Acquisition Proposal in respect of which the board of directors of TSA or AlbertaCo has determined that the Acquisition Proposal is reasonably capable of being completed, that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available, after consultation with its financial advisor (if any) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for holders of the Shares of such party than the transaction contemplated by the Combination Agreement; and that the taking of such action is recommended for the board of directors to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law (a "**Superior Proposal**").

Conditions to the Reorganization

Mutual Conditions

The obligations of TSA and AlbertaCo to complete the Reorganization are subject to the fulfillment of mutual conditions precedent that include, among other things:

(a) that a special resolution shall have been passed by the AlbertaCo Shareholders approving the AlbertaCo Continuance, and that a special resolution shall have been passed by the TSA Shareholders approving the TSA Continuance, on or before September 30, 2008 duly approving the AlbertaCo Continuance and the TSA Continuance, respectively;

(b) that a special resolution shall have been passed by the AlbertaCo Shareholders and TSA Shareholders on or before September 30, 2008 in form and substance satisfactory to each of TSA and AlbertaCo, acting reasonably, duly approving the Amalgamation; and

(c) that all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX or TSXV (as applicable) to the Amalgamation and the listing of the Amalco Shares issuable under the Amalgamation, or applicable antitrust authorities, shall have been obtained on terms and conditions satisfactory to AlbertaCo and TSA, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Amalgamation, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period.

See "Information on the Reorganization – The Combination Agreement."

TSA's and AlbertaCo's Closing Conditions

The obligation of TSA and AlbertaCo, respectively, to complete the transactions contemplated by the Combination Agreement is subject to the satisfaction (or waiver) of conditions precedent in such party's favour, which include, among others:

(a) that in the case of TSA, the representations and warranties made by AlbertaCo, and that in the case of AlbertaCo, the representations and warraties made by TSA, shall be true as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak to a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on the other party;

(b) that in the case of TSA, there is no change in the share capital of AlbertaCo (including changes in the convertible securities or rights to subscribe for or be issued shares), and that in the case of AlbertaCo, there is no change in the share capital of TSA (including changes in the convertible securities or rights to subscribe for or be issued shares);

(c) that in the case of TSA, the AlbertaCo Board of Directors, and that in the case of AlbertaCo, the TSA Board of Directors, shall not have changed, withdrawn or modified its endorsement of the Amalgamation or its determination that the Amalgamation is fair and in its best interest and its shareholders and its recommendation that its shareholders vote in favour of the Amalgamation; and

(d) that the holders of not more than 5% of the issued and outstanding TSA Shares or AlbertaCo Shares, as the case may be, shall have exercised rights of dissent in relation to the Amalgamation and each party shall have provided to the other a certificate of an officer certifying on the Effective Date the number of TSA Shares or AlbertaCo Shares, as the case may be, in respect of which, to such officer's knowledge, the holders there have exercised rights of dissent.

See "Information on the Reorganization – The Combination Agreement."

Termination

The Combination Agreement may be terminated if the Amalgamation has not become effective on or before September 30, 2008, or such other date as may be agreed to by AlbertaCo and TSA. The Combination Agreement may also be terminated in the event that the Alberta Board of Directors or the TSA Board of Directors changes, withdraws or modifies its recommendation to AlbertaCo Shareholders and TSA Shareholders, respectively, to vote in favour of the Amalgamation, as well as under any provision of the Combination Agreement that gives rise to the right of either TSA or AlbertaCo to terminate the Combination Agreement unilaterally.

See "Information on the Reorganization – The Combination Agreement."

Stock Exchange Listings

The TSA Shares are listed for trading on the TSXV under the symbol "TSA".

The AlbertaCo Shares are not listed for trading on any stock exchange.

TSA and AlbertaCo have applied to list the Amalco Shares on the TSXV in the category of "investment issuer". Listing of the Amalco Shares will be subject to fulfillment of all the listing requirements of the TSXV.

Accounting Matters

The Amalgamation will be accounted for as a reverse takeover by AlbertaCo of TSA in accordance with Canadian generally accepted accounting principles, since former AlbertaCo Shareholders will hold approximately 53.1% of the outstanding Amalco Shares after completion of the Reorganization.

Certain Canadian Federal Income Tax Considerations

TSA Shareholders and AlbertaCo Shareholders should carefully read the information under the heading "Other Information - Canadian Federal Income Tax Considerations" in this Circular which qualifies the information set forth below.

TSA Shareholders and AlbertaCo Shareholders who hold their TSA Shares and AlbertaCo Shares as capital property for the purposes of the ITA will realize neither a capital gain nor a capital loss as a result of the Reorganization becoming effective. The cost for tax purposes to TSA Shareholders and AlbertaCo Shareholders, respectively, of Amalco Shares received on the Reorganization will generally be equal to the adjusted cost base of the TSA Shares and AlbertaCo Shares to the TSA Shareholders and AlbertaCo Shareholders respectively that are exchanged for Amalco Shares pursuant to the Reorganization.

Eligibility for Investment

The Amalco Shares to be issued pursuant to the Reorganization will be "qualified investments" under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans provided the Amalco Shares are listed on a "designated stock exchange" (which includes the TSXV) as defined for the purposes of the ITA.

See "Other Information - Eligibility for Investment."

Rights of Dissenting Shareholders

Registered TSA Shareholders are entitled to dissent from the TSA Continuance Resolution in the manner provided in Section 238 of the BCBCA. Section 238 of the BCBCA is reprinted in its entirety and attached to this Circular at Schedule E.

Registered AlbertaCo Shareholders are entitled to dissent from the AlbertaCo Continuance Resolution in the manner provided in Section 191 of the ABCA. Section 191 of the ABCA is reprinted in its entirety and attached to this Circular at Schedule F.

Registered TSA Shareholders are entitled to dissent from the TSA Amalgamation Resolution and Registered AlbertaCo Shareholders are entitled to dissent from the AlbertaCo Amalgamation Resolution in the manner provided in Section 185 of the OBCA. Section 185 of the OBCA is reprinted in its entirety and attached to this Circular at Schedule G.

These various rights of dissent are described in greater detail under the heading "Rights of Dissenting Shareholders" in Part 3 of this Circular.

TSA Shareholders are not entitled to dissent with respect to any other matter that may be considered at the TSA Meeting. AlbertaCo Shareholders are not entitled to dissent with respect to any other matter that may be considered at the AlbertaCo Meeting. Only registered TSA Shareholders or registered AlbertaCo Shareholders are entitled to exercise any dissent rights.

See "Other Information - Rights of Dissenting Shareholders."

Fractional Shares

No certificates for fractional shares will be issued. Where the number of shares held by a shareholder is not a whole number, the number of shares issued to such shareholder will be rounded up to the nearest whole number.

Risk Factors

TSA Shareholders and AlbertaCo Shareholders should consider a number of risk factors in evaluating whether to approve the TSA Reorganization Resolutions and the TSA Other Resolutions or the AlbertaCo Reorganization Resolutions and the AlbertaCo Other Resolutions, as the case may be. These risk factors include the limited operating experience of Amalco as a merchant bank, risks related to the investments made by Amalco (including that the investments will be the primary source of cash flow and revenue), and certain other risks related to the anticipated business of Amalco, which are described under "Risk Factors" in Exhibit C – Information Regarding Amalco.

Financial Statements

The audited financial statements of TSA as at and for the years ended December 31, 2007, 2006 and 2005 as well as the interim unaudited financial statements for the three month period ended March 31, 2008 are incorporated by reference and are deemed to be part of this Circular.

The audited financial statements of AlbertaCo as at and for the year ended December 31, 2007 as well as the interim unaudited financial statements for the three month period ended March 31, 2008 are incorporated by reference and are deemed part of this Circular.

Pro Forma Selected Consolidated Financial Data

Exhibit D contains unaudited *pro forma* consolidated financial information for Amalco after completion of the Amalgamation, on the basis that the Amalgamation occurred on January 1, 2007 with respect to the statements of operations and March 31, 2008 with respect to the balance sheet. The unaudited *pro forma* consolidated financial information should be read in conjunction with the historical financial statements of TSA and AlbertaCo contained or incorporated by reference in the Exhibits.

	For the Twelve Months Ended December 31, 2007	As at, and For the Three Months Ended, March 31, 2008
Statement of Operations Data:		
Revenue	$ 43,974	$ 142,994
(Loss) Income from operations	(704,806)	13,075
Net income	2,811,073	25,153
Basic and fully diluted earnings per share	0.084	0.001
Balance Sheet Data:		
Cash and cash equivalents	N/A	14,666,063
Net working capital	N/A	29,030,666
Total assets	N/A	30,877,850
Total liabilities	N/A	487,250
Shareholders' equity	N/A	30,390,600

This Circular is comprised of three parts. Part 1 describes the procedures for attending, or appointing proxies to vote at, the TSA Meeting and the AlbertaCo Meeting and the matters to be considered at the Meetings. Part 2 gives details regarding the annual and special matters to be considered at the Meetings. Part 3 contains other information relevant to the Reorganization. The attached Schedules contain the texts of the special resolutions to be considered at the Meetings and details regarding dissent rights and shareholder rights related to the Reorganization. The attached Exhibits set out detailed information concerning TSA and AlbertaCo and Amalco as it will exist following the completion of the Reorganization, including the proposed stock option plan and the proposed general by-law of Amalco.

PART 1: GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the TSA Meeting and the AlbertaCo Meeting.

It is expected that the solicitation of proxies for each of the Meetings will be made primarily by mail; however, directors, officers and employees of TSA or AlbertaCo may also solicit proxies by telephone, telecopier or in person in respect of the applicable Meeting. **The solicitation of proxies for the TSA Metting and the AlbertaCo Meeting is being made by or on behalf of management of TSA and AlbertaCo, respectively, and TSA and AlbertaCo, as the case may be, will bear their respective costs in respect of the solicitation of proxies for the Meetings.** In addition, TSA and AlbertaCo will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of TSA Shares and AlbertaCo Shares, respectively.

Voting by Proxy

Enclosed with this Circular being sent to registered TSA Shareholders is the TSA Proxy. The persons named in the TSA Proxy are officers and/or directors of TSA. **A registered TSA Shareholder may appoint a person (who need not be a registered TSA Shareholder) other than the persons already named in the TSA Proxy to represent such registered TSA Shareholder at the TSA Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.** In order to be valid, a TSA Proxy must be received by the Secretary of TSA, c/o Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start time of the TSA Meeting, or any adjournment(s) or postponement(s) thereof.

Enclosed with this Circular being sent to registered AlbertaCo Shareholders is the AlbertaCo Proxy. The persons named in the AlbertaCo Proxy are officers and/or directors of AlbertaCo. **A registered AlbertaCo Shareholder may appoint a person (who need not be a registered AlbertaCo Shareholder) other than the persons already named in the AlbertaCo Proxy to represent such registered AlbertaCo Shareholder at the AlbertaCo Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.** In order to be valid, a AlbertaCo Proxy must be received by the Secretary of AlbertaCo, c/o CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S OA1 Attention: Proxy Department, by 5:00 p.m. (Calgary time) on July 15, 2008 (or by fax to 416-368-2502), or in the case of

any adjournment(s) or postponement(s) of the AlbertaCo Meeting, no later than 48 hours (excluding Saturdays, Sundays or holidays) prior to the start time of the such adjourned or postponed AlbertaCo Meeting.

In order to be effective, the TSA Proxy and the AlbertaCo Proxy, as the case may be, must be executed by a registered TSA Shareholder or a registered AlbertaCo Shareholder, as the case may be, exactly as his or her name appears on the register of TSA Shareholders or of registered AlbertaCo Shareholders, as the case may be. Additional execution instructions are set out in the notes to the TSA Proxy and the AlbertaCo Proxy. The TSA Proxy and the AlbertaCo Proxy must also be dated where indicated. If the date is not completed, the TSA Proxy and the AlbertaCo Proxy will be deemed to be dated on the day on which it was mailed to registered TSA Shareholders and registered AlbertaCo Shareholders, as the case may be.

Management representatives designated in the TSA Proxy and the AlbertaCo Proxy, respectively, will vote the TSA Shares and the AlbertaCo Shares, as the case may be, in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the TSA Proxy and the AlbertaCo Proxy, as the case may be. If the registered TSA Shareholder or the registered AlbertaCo Shareholder, as the case may be, specifies a choice with respect to any matter to be acted upon, the TSA Shares and the AlbertaCo Shares, as the case may be, will be voted accordingly. **In the absence of such direction, such TSA Shares will be voted by the persons named in the TSA Proxy <u>IN FAVOUR</u> of the TSA Continuance Resolution, the TSA Amalgamation Resolution and the TSA Other Resolutions. In addition, in the absence of such direction, such AlbertaCo Shares will be voted by the persons named in the AlbertaCo Proxy <u>IN FAVOUR</u> of the AlbertaCo Continuance Resolution, the AlbertaCo Amalgamation Resolution and the AlbertaCo Other Resolutions.**

The TSA Proxy and the AlbertaCo Proxy, as the case may be, when properly signed, confer discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the TSA Notice of Meeting and the AlbertaCo Notice of Meeting, as the case may be, and with respect to other matters which may properly come before the applicable Meeting. At the date of this Circular, neither the management of TSA nor the management of AlbertaCo knows of any such amendments, variations or other matters. **However, if such amendments, variations or other matters which are not now known to the management of TSA or the management of AlbertaCo should properly come before the TSA Meeting or the AlbertaCo Meeting, as the case may be, the persons named in the TSA Proxy and the AlbertaCo Proxy, as the case may be, will be authorized to vote the shares represented thereby in their discretion.**

Non-Registered Holders

Only registered TSA Shareholders or registered AlbertaCo Shareholders, or the persons they appoint as their proxies, are entitled to attend and vote at the TSA Meeting or the AlbertaCo meeting, as the case may be. However, in many cases, TSA Shares or AlbertaCo Shares are not registered in the name of the beneficial owner (a "**Non-Registered Holder**") but rather are registered either:

(a) in the name of an intermediary (an "**Intermediary**") with whom the Non-Registered Holder deals in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc., in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, both TSA and AlbertaCo have distributed copies of their respective Notice of Meeting, this Circular, the TSA Proxy or the AlbertaCo Proxy, as the case may be, and the TSA Letter of Transmittal or the AlbertaCo Letter of Transmittal, as the case may be, (collectively, the "**Meeting Materials**") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless the Non-Registered Holders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a voting instruction form **which is not signed by the Intermediary** and which, when properly completed and signed by the Non-Registered Shareholder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**voting instruction form**") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with, as the case may be, the Secretary of TSA, c/o Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Attention: Proxy Department,, with respect to the TSA Shares, or to the Secretary of AlbertaCo, c/o CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6, Attention: Proxy Department, with respect to the AlbertaCo Shares.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a voting instruction form or a form of proxy wish to attend the applicable Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the form of proxy is to be delivered.**

Revocation of Proxies

A registered TSA Shareholder or a registered AlbertaCo Shareholder who has submitted a TSA Proxy or a AlbertaCo Proxy, as the case may be, may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) for the TSA Shareholders, at the registered office of TSA, 720-789 West Pender Street, Vancouver, British Columbia, V6C 1H2 or, for the AlbertaCo Shareholders, at the registered office of AlbertaCo, Suite 220, 3015-5th Ave. N.E., Calgary, Alberta, T2A 6T8, Attention: Corporate Secretary, as the case may be, at any time up to and including the last business day preceding the day of the Meetings, or (ii) with the Chairman of the applicable Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

Time, Date and Place of the Meetings

TSA Meeting

The TSA Meeting will be held at the offices of Morton & Company, 1200-750 West Pender Street, Vancouver, British Columbia, V6C 2T8 on July 17, 2008 at 10:00 a.m. (Vancouver time) as set forth in the TSA Notice of Meeting.

AlbertaCo Meeting

The AlbertaCo Meeting will be held at the offices of Burnet Duckworth & Palmer LLP, Suite 1400, 350 – 7th Ave. S.W., Calgary, Alberta, T2P 3N9 on July 17, 2008 at 2:00 p.m. (Calgary time) as set forth in the AlbertaCo Notice of Meeting.

Record Date and Shares Entitled to Vote

TSA Meeting

At the close of business on the TSA Record Date there were 31,204,418 TSA Shares outstanding. TSA Shareholders of record at the close of business on the TSA Record Date are entitled to receive notice of, and to vote at, the TSA Meeting.

AlbertaCo Meeting

At the close of business on the AlbertaCo Record Date there were 247,291,121 AlbertaCo Shares outstanding. AlbertaCo Shareholders of record at the close of business on the AlbertaCo Record Date are entitled to receive notice of, and to vote at, the AlbertaCo Meeting.

Quorum

TSA Meeting

The presence in person or by proxy of one TSA Shareholder entitled to vote thereat will constitute a quorum for the TSA Meeting.

AlbertaCo Meeting

The presence in person or by proxy of two AlbertaCo Shareholders holding or representing by proxy not less than 5% of the AlbertaCo Shares entitled to vote thereat will constitute a quorum for the AlbertaCo Meeting.

Matters to be Considered

TSA Meeting

At the TSA Meeting, the TSA Shareholders will be asked to consider the following matters:

1. to receive and consider the audited financial statements of TSA for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;

2. to elect directors for the ensuing year, subject to the completion of the TSA Reorganization;

3. to appoint auditors and authorize the directors to fix their remuneration subject to the completion of the TSA Reorganization;

4. to consider and if deemed appropriate, to pass, with or without variation, the following resolutions, which are described in detail in Part 2:

    (i) the TSA Stated Capital Resolution;

    (ii) the TSA Continuance Resolution;

    (iii) conditional upon the TSA Continuance Resolution being approved, the TSA Amalgamation Resolution;

    (iv) conditional upon the TSA Continuance Resolution and the TSA Amalgamation Resolution being approved, the TSA Amalco Director Resolution;

    (v) conditional upon the TSA Continuance Resolution and the TSA Amalgamation Resolution being approved, the TSA Amalco Stock Option Plan Resolution;

    (vi) conditional upon the TSA Continuance Resolution and the TSA Amalgamation Resolution being approved, the TSA By-law Resolution; and

5. such other matters as may properly come before the TSA Meeting.

The TSA Board of Directors unanimously recommends that TSA Shareholders vote <u>IN FAVOUR</u> of the TSA Stated Capital Resolution, the TSA Continuance Resolution, the TSA Amalgamation Resolution, the TSA Amalco Director Resolution, the TSA Amalco Stock Option

Plan Resolution and the TSA By-law Resolution at the TSA Meeting. See "Information On The Reorganization – Recommendation of the TSA Board of Directors" and "General Proxy Information – Particulars of Matters to be Acted Upon by TSA Shareholders at the TSA Meeting."

AlbertaCo Meeting

At the AlbertaCo Meeting, the AlbertaCo Shareholders will be asked to consider the following matters:

1. to receive and consider the audited financial statements of AlbertaCo for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;

2. to elect directors for the ensuing year, subject to the completion of the AlbertaCo Reorganization;

3. to appoint auditors and authorize the directors to fix their remuneration subject to the completion of the AlbertaCo Reorganization;

4. to consider and if deemed appropriate, to pass, with or without variation, the following resolutions, which are described in detail in Part 2:

    (i) the AlbertaCo Stated Capital Resolution;

    (ii) the AlbertaCo Continuance Resolution;

    (iii) conditional upon the AlbertaCo Continuance Resolution being approved, if the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution being approved, the AlbertaCo Amalgamation Resolution;

    (iv) conditional upon the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution being approved, the AlbertaCo Amalco Director Resolution;

    (v) conditional upon the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution being approved, the AlbertaCo Amalco Stock Option Plan Resolution;

    (vi) conditional upon the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution being approved, the AlbertaCo Amalco By-law Resolution; and

5. such other matters as may properly come before the AlbertaCo Meeting.

The AlbertaCo Board of Directors unanimously recommends that AlbertaCo Shareholders vote <u>IN FAVOUR</u> of the AlbertaCo Stated Capital Resolution, the AlbertaCo Continuance Resolution, the AlbertaCo Amalgamation Resolution, the AlbertaCo Amalco Director Resolution, the AlbertaCo Amalco Stock Option Plan Resolution and the AlbertaCo Amalco By-law Resolution at the AlbertaCo Meeting. See "Information on the Reorganization – Recommendation of the AlbertaCo Board of Directors" and "General Proxy Information – Particulars of Matters to be Acted Upon by AlbertaCo Shareholders at the AlbertaCo Meeting."

Principal Shareholders

TSA

As at the TSA Record Date, to the knowledge of the directors and officers of TSA, no persons or companies beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the TSA Shares then outstanding.

AlbertaCo

As at the AlbertaCo Record Date, to the knowledge of the directors and officers of AlbertaCo, no persons or companies beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the AlbertaCo Shares then outstanding other than Robert Pollock, President and Chief Executive Officer of AlbertaCo, who holds 60,000,000 AlbertaCo Shares representing approximately 24.3% of the outstanding AlbertaCo Shares as at the AlbertaCo Record Date.

Votes Required for Certain Matters

TSA Meeting

The TSA Stated Capital Resolution, the TSA Continuation Resolution, the TSA Amalgamation Resolution and the TSA Amalco Director Resolution each require the affirmative vote of not less than two-thirds of the votes cast by the TSA Shareholders who vote in respect thereof, in person or by proxy, at the TSA Meeting. All other matters, except the election of directors and the appointment of auditors (for which TSA Shareholders will either vote for or withhold their vote), including the TSA Stock Option Plan Resolution and the TSA By-law Resolution requires the affirmative vote of a majority of the votes cast by the TSA Shareholders who vote in respect thereof, in person or by proxy, at the TSA Meeting.

AlbertaCo Meeting

The AlbertaCo Stated Capital Resolution, the AlbertaCo Continuance Resolution, the AlbertaCo Amalgamation Resolution and the AlbertaCo Amalco Director Resolution each require the affirmative vote of not less than two-thirds of the votes cast by the AlbertaCo Shareholders who vote in respect thereof, in person or by proxy, at the AlbertaCo Meeting. All other matters, except the election of directors and the appointment of auditors (for which AlbertaCo Shareholders will either vote for or withhold their vote), including the AlbertaCo Amalco Stock Option Plan Resolution and the AlbertaCo Amalco By-law Resolution each require the affirmative vote of not less than a majority of the votes cast by the AlbertaCo Shareholders who vote in respect thereof, in person or by proxy, at the AlbertaCo Meeting.

Interests of Certain Persons in the Reorganization

In considering the recommendations of the TSA Board of Directors and the AlbertaCo Board of Directors to vote in favour of the matters discussed in this Circular, TSA Shareholders and AlbertaCo Shareholders should be aware that some of the directors and executive officers of TSA and AlbertaCo have interests in the Reorganization that are different from, or in addition to, the interests of TSA Shareholders and AlbertaCo Shareholders generally, as set out below.

TSA

Certain directors and/or executive officers of TSA have interests in the TSA Reorganization that are different than the interests of TSA Shareholders generally. These interests relate to the fact that such directors and/or officers may continue to serve as directors and/or officers of Amalco. The directors and/or officers of TSA who are proposed to continue as directors and/or officers of Amalco are John Campbell and David Duval. See Exhibit C – Information Regarding Amalco under the heading "Directors and Officers."

AlbertaCo

Certain directors and/or executive officers of AlbertaCo have interests in the AlbertaCo Reorganization that are different than the interests of AlbertaCo Shareholders generally. These interests relate to the fact that such directors and/or executive officers may continue to serve as directors and/or officers of Amalco. The directors and/or officers of AlbertaCo who are proposed to continue as directors of Amalco are Frank Davis, Barry Gordon and Robert Pollock. See Exhibit C – Information Regarding Amalco under the heading "Directors and Officers."

Particulars of Matters to be Acted Upon by TSA Shareholders at the TSA Meeting

1. Financial Statements

TSA's audited financial statements for the fiscal year ended December 31, 2007 together with the auditor's report thereon, will be placed before TSA Shareholders at the TSA Meeting.

2. Election of Directors

The size of the board of directors of TSA is currently determined at four (4). The term of office of each of the current directors will end at the conclusion of the TSA Meeting. The management of TSA proposes to nominate the persons listed below for election as directors. Each director will hold office until the next annual general meeting of TSA or until his or her successor is elected or appointed, unless his or her office is earlier vacated, or until the completion of the TSA Reorganization at which time TSA will be amalgamated with AlbertaCo and the directors will be the directors set out in the Articles of Amalgamation. TSA's management does not contemplate that any of the proposed nominees will be unable to serve as a director.

The following table sets out the names of the nominees proposed by TSA management; their positions and offices; principal occupations for the past five years; the period of time that they have been directors of TSA; and the number of TSA Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at June 17, 2008. All proposed directors were elected as directors at the last meeting of TSA Shareholders.

Name, Residence and Present Position with the Company	Director Since	Number of TSA Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)	Principal Occupation(1)
John K. Campbell(2) Vancouver, British Columbia President, Chief Executive Officer and Director	April 23, 1986	1,740,550	President of Trans America Industries Ltd. (since 1986)

Name, Residence and Present Position with the Company	Director Since	Number of TSA Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised[(1)]	Principal Occupation[(1)]
David Duval[(2)] Vancouver, British Columbia Director	February 2, 1999	200,000	Mining and Media Consultant
James J. McDougall[(2)] Richmond, British Columbia Director	May 27, 1986	131,500	Consulting Geologist
William Meyer Vancouver, British Columbia Director	February 2, 1999	150,000	Consulting Geologist; Former Chairman of Minco Mining & Metals Corporation and Minco Silver

Notes:

(1) The information as to principal occupation, business or employment and TSA Shares beneficially owned or controlled is not within the knowledge of the management of TSA and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(2) Member of TSA's audit committee.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the shareholder has specified in the proxy that his or her TSA Shares are to be withheld from voting in the election of directors.

Except as disclosed below, no proposed director of TSA is, or within the 10 years prior to the date of this Circular, has been, a director, chief executive officer or chief financial officer of any company (including TSA) that while that person was acting in that capacity: (a) was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after the proposed director, chief executive officer or chief financial officer ceased to be a director, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days; or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of such persons has individually, within the 10 years prior to this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

In 2003, John K. Campbell, President and Chief Executive Officer of TSA, was a director of American Natural Energy Corp. ("**ANEC**"), a TSXV listed corporation, when each of the British Columbia Securities Commission, the Quebec Securities Commission and the Manitoba Securities Commission issued a cease trade order to ANEC for failure to comply with financial statement filing requirements and filing fee requirements. The historical financial statements and filing fees were subsequently filed and all cease trade orders were rescinded in August, 2003.

In July, 2007 and August, 2007, ANEC was also issued ceased trade orders by the British Columbia Securities Commission, the Ontario Securities Commission and the Quebec Securities Commission for failure to file financial statements and the required Management's Discussion and Analysis within the prescribed times. The cease trade orders have not yet been rescinded.

No proposed director or any personal holding companies of a proposed director of TSA have been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director of TSA.

3. Appointment of Auditors

Management is recommending that shareholders vote to appoint Morgan & Company, Chartered Accountants, as auditors for TSA to hold office until the next annual meeting of TSA Shareholders or until completion of the TSA Reorganization and to authorize the directors to fix their remuneration. Morgan & Company, Chartered Accountants, were first appointed as auditors for TSA in 1986. If the Amalgamation is completed, the auditors of Amalco will be KPMG LLP.

Unless such authority is withheld, the persons named in the enclosed TSA Proxy will vote IN FAVOUR of the appointment of Morgan & Company, Chartered Accountants, as auditors of TSA to hold office until the next annual meeting of TSA Shareholders or until the completion of the TSA Reorganization and to authorize the TSA Board of Directors to fix their remuneration.

4. Approval of the TSA Stated Capital Resolution

At the TSA Meeting, TSA Shareholders will be asked to consider and, if deemed appropriate, to pass, the TSA Stated Capital Resolution, the full text of which is reproduced at Schedule B-1 to this Circular. Section 74 of the BCBCA provides that shareholders may, by special resolution, authorize the directors to reduce the stated capital of a company provided that a company must not reduce its stated capital if there are reasonable grounds for believing that the realizable value of the company's assets would, after the reductions, be less than the aggregate liabilities. TSA's stated capital is proposed to be reduced so that the shareholders' equity deficit may be reduced by a corresponding amount. The amount of the proposed stated capital reduction is $2,812,128, being an amount equivalent to the deficit as of March 31, 2008. The TSA Board of Directors do not believe that there are reasonable grounds for believing that the realizable value TSA's assets would, after the reduction, be less than the aggregate of the liabilities following a reduction in TSA's stated capital.

Management of TSA is recommending that the TSA Shareholders vote in favour of the TSA Stated Capital Resolution at the TSA Meeting.

To be effective, the TSA Stated Capital Resolution must be approved by not less than two-thirds of the votes cast by the holders of TSA Shares present in person or represented by TSA Proxy at the Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying TSA Proxy will vote the TSA Shares represented by such duly completed proxies IN FAVOUR of the TSA Stated Capital Resolution.

5. Approval of the TSA Reorganization

Approval of TSA Continuance Resolution

At the TSA Meeting, the TSA Shareholders will be asked to consider and, if deemed appropriate, to pass, the TSA Continuance Resolution, the full text of which is reproduced at Schedule B-2 to this Circular. Management of TSA recommends that TSA Shareholders vote in favour of the TSA Continuance Resolution at the TSA Meeting. To be effective, the TSA Continuance Resolution must be approved by not less than two-thirds of the votes cast by the holders of TSA Shares present in person or represented by TSA Proxy at the TSA Meeting. If the TSA Continuance Resolution is passed at the TSA Meeting, TSA will be authorized to continue out of British Columbia into Ontario as a corporation governed by the provisions of the OBCA. See "Information on the Reorganization - Approval of the TSA Continuance."

Unless otherwise indicated, the persons designated as proxyholders in the accompanying TSA Proxy will vote the TSA Shares represented by such duly completed proxies <u>IN FAVOUR</u> of the TSA Continuance Resolution.

Approval of TSA Amalgamation Resolution

At the TSA Meeting, if the TSA Continuance Resolution is approved, the TSA Shareholders will be asked to consider and, if deemed appropriate, to pass, the TSA Amalgamation Resolution, which approves the Amalgamation Agreement contained in Schedule A to this Circular, the full text of which resolution is reproduced at Schedule B-3 to this Circular. Management of TSA recommends that TSA Shareholders vote in favour of the TSA Amalgamation Resolution at the TSA Meeting. To be effective, the TSA Amalgamation Resolution must be approved by not less than two-thirds of the votes cast by the holders of TSA Shares present in person or represented by TSA Proxy at the TSA Meeting. If the TSA Amalgamation Resolution is passed at the TSA Meeting, TSA will be authorized to amalgamate with AlbertaCo pursuant to the terms of the Combination Agreement and the Amalgamation Agreement. See "Information on the Reorganization - Approval of the Amalgamation."

Unless otherwise indicated, the persons designated as proxyholders in the accompanying TSA Proxy will vote the TSA Shares represented by such duly completed proxies <u>IN FAVOUR</u> of the TSA Amalgamation Resolution.

Approval of TSA Amalco Director Resolution

Section 125(3) of the OBCA provides that shareholders may, by special resolution, authorize the directors of a corporation to fix the number of directors within the minimum and maximum numbers set forth in the articles of the corporation.

At the TSA Meeting, if the TSA Continuance Resolution and the TSA Amalgamation Resolution are approved, the TSA Shareholders will be asked to consider and, if deemed appropriate, to pass, the TSA Amalco Director Resolution, the full text of which is reproduced at Schedule B-4 to this Circular. If the TSA Amalco Director Resolution and the AlbertaCo Amalco Director Resolution (see "Particulars of Matters to be Acted Upon at the AlbertaCo Meeting - Approval of AlbertaCo Amalco Director Resolution") are passed by the TSA Shareholders and the AlbertaCo Shareholders, respectively, the Amalco Board of Directors will have the authority to set the number of directors between the minimum and maximum number of directors of Amalco set forth in the Articles of Amalgamation.

Management of TSA is recommending that TSA Shareholders vote in favour of the TSA Amalco Director Resolution at the TSA Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying TSA Proxy will vote the TSA Shares represented by such duly completed proxies IN FAVOUR of the TSA Amalco Director Resolution.

Approval of TSA Amalco Stock Option Plan Resolution

At the TSA Meeting, if the TSA Continuance Resolution and the TSA Amalgamation Resolution are approved, the TSA Shareholders will be asked to consider and, if deemed appropriate, to pass the TSA Amalco Stock Option Plan Resolution, the full text of which is reproduced at Schedule B-5 to this Circular, in order to provide Amalco with a new stock option plan. This approval is required under the policies of the TSXV.

The full text of the Amalco Stock Option Plan is reproduced at Exhibit E to this Circular. If the TSA Amalco Stock Option Plan Resolution and the AlbertaCo Stock Option Plan Resolution (see "Particulars of Matters to Be Acted Upon at the AlbertaCo Meeting – Approval of AlbertaCo Stock Option Plan Resolution") are passed by the TSA Shareholders and the AlbertaCo Shareholders, respectively, the existing TSA Stock Option Plan will terminate, will be replaced by the Amalco Stock Option Plan and Amalco will be authorized to issue stock options under the Amalco Stock Option Plan. All TSA Options currently outstanding under will remain outstanding and be governed by the Amalco Stock Option Plan, based upon the TSA Exchange Ratio. For a summary of the Amalco Stock Option Plan, see Exhibit C – Information Regarding Amalco under the heading "Description of the Amalco Stock Option Plan."

Management of TSA is recommending that TSA Shareholders vote in favour of the TSA Stock Option Plan Resolution at the TSA Meeting. To be effective, the TSA Amalco Stock Option Plan Resolution approving the Amalco Stock Option Plan must be approved by not less than a majority of the votes cast by the holders of TSA Shares present in person or represented by proxy at the TSA Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying TSA Proxy will vote the TSA Shares represented by such duly completed proxies IN FAVOUR of the TSA Amalco Stock Option Plan Resolution.

Confirmation of the Amalco General By-law

At the TSA Meeting, if the TSA Continuance Resolution and the TSA Amalgamation Resolution are approved, Amalco will be an Ontario corporation and thus will require by-laws that conform with the requirements of the OBCA. TSA Shareholders will therefore be asked to consider and, if deemed appropriate, to pass, the TSA By-law Resolution, the full text of which is reproduced at Schedule B-6 to this Circular. If the TSA Amalco By-law Resolution and the AlbertaCo Amalco By-law Resolution (see "Particulars of Matters to Be Acted Upon at the AlbertaCo Meeting – Approval of AlbertaCo Amalco By-law Resolution") are passed by the TSA Shareholders and the AlbertaCo Shareholders, respectively, Amalco's by-law will the New By-law attached to this Circular.

The full text of the New By-law for Amalco is reproduced at Schedule D to this Circular. The New By-law for Amalco is in accordance with the provisions of the OBCA and will govern certain aspects of the business and affairs of Amalco, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meetings, signing authorities, the appointment of officers,

the description of the officers' duties, the establishment of committees, the authority of persons to contract on behalf on Amalco and similar matters.

Management of TSA is recommending that TSA Shareholders vote in favour of the TSA By-law Resolution at the TSA Meeting. To be effective, the TSA By-law Resolution must be approved by not less than a majority of the votes cast by the holders of TSA Shares present in person or represented by proxy at the TSA Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying TSA Proxy will vote the TSA Shares represented by such duly completed proxies IN FAVOUR of the TSA By-law Resolution.

Particulars of Matters to be Acted Upon by AlbertaCo Shareholders at the AlbertaCo Meeting

1. Financial Statements

AlbertaCo's audited financial statements for the fiscal year ended December 31, 2007, together with the auditor's report thereon, will be placed before AlbertaCo Shareholders at the AlbertaCo Meeting.

2. Election of Directors

The size of the board of directors of AlbertaCo is currently determined at five (5). The term of office of each of the current directors will end at the conclusion of the AlbertaCo Meeting. The management of AlbertaCo proposes to nominate the persons listed below for election as directors. Each director elected will hold office until the conclusion of the next annual general meeting of AlbertaCo or until his or her successor is elected or appointed, unless his or her office is earlier vacated, or until the completion of the AlbertaCo Reorganization at which time AlbertaCo will be amalgamated with TSA and the directors will be the directors set out in the Articles of Amalgamation. AlbertaCo's management does not contemplate that any of proposed nominees will be unable to serve as a director.

The following table sets out the names and principal residences of the nominees proposed by AlbertaCo's management; their positions and offices; principal occupations for the last five years; the period of time that they have been directors of AlbertaCo; and the number of AlbertaCo Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at June 17, 2008.

Nominee Position and Province or State and Country of Residence	Director Since	Number of AlbertaCo Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised[(1)]	Principal Occupation
John Brussa[(2)] Calgary, Alberta, Director	April 30, 2007	Nil	Partner, Burnet Duckworth & Palmer LLP
Sheldon Reid[(3)] Director	April 30, 2007	Nil	President and Chief Executive Officer of Cell-Loc Location Technologies Inc.
Frank Davis Toronto, Ontario Director	November 8, 2007	2,000,000	Partner, Fraser Milner Casgrain LLP
Barry Gordon[(4)] Toronto Ontario Director	November 8, 2007	13,500,000	President of Primary Capital Inc. since 2006; prior thereto, Vice Chairman and director of Dundee Securities
Robert Pollock Toronto Ontario President, Chief Executive Officer and Director	November 8, 2007	60,000,000	Investment Banking Consultant, Primary Capital Inc. since 2006; prior thereto, Senior Vice President of Quest Capital Corp.

Notes:

(1) The number of AlbertaCo Shares beneficially owned or controlled by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves and from the insider reports available at www.sedi.ca.

(2) Mr. Brussa holds $67,000 of convertible unsecured subordinated debentures of AlbertaCo, which are convertible into approximately 1.2 million non-voting common shares of AlbertaCo.

(3) Mr. Reid holds $100,000 of convertible unsecured subordinated debentures of AlbertaCo, which are convertible into approximately 1.9 million AlbertaCo Non-Voting Shares.

(4) Mr. Gordon holds $1,703,000 principal amount of unsecured convertible debentures of AlbertaCo convertible into approsimately 34.1 million AlbertaCo Non-Voting Shares.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominees in their discretion unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting in the election of directors.

The following is a detailed description of each nominee's principal occupation, business or employment. This information has been furnished by the respective nominees.

John Brussa, Director. Mr. Brussa is a barrister and solicitor and has been a partner at Burnet, Duckworth & Palmer LLP in Calgary since 1987. Mr. Brussa is recognized as a leading tax practitioner in Canada, is the Chairman of Penn West Energy Trust (the largest energy trust in Canada) and sits on the board of directors of several Canadian public companies.

Sheldon Reid, Director. Mr. Reid is the President and Chief Executive Officer of Cell-Loc Location Technologies Inc. (TSXV:XCT). Mr. Reid has also served on the Board of Directors of several other listed corporations. Mr. Reid has business experience in the oil and gas industry as Vice-President, Marketing of Norcen Energy Resources Ltd., as well as a consultant to Union Pacific Resources Inc.

Frank Davis, Director. Mr. Davis is a lawyer and partner with Fraser Milner Casgrain LLP, and practices corporate and securities law, principally in the mining industry. He has extensive experience in corporate finance, mergers and acquisitions and corporate re-organizations, representing

both issuers and investment banks. He is also an experienced director of public natural resource companies listed on the Toronto Stock Exchange. Mr. Davis has Bachelor of Commerce, Law (JD) and MBA degrees from the University of Toronto. He is included in The Best Lawyers in Canada, the Lexpert/American Lawyer Guide to the leading 500 lawyers in Canada and the International Who's Who of business lawyers. He is a member of the Canadian Bar and International Bar Associations. Mr. Davis is currently a director of AlbertaCo and is also a director of FNX Mining Company Inc. (TSX: FNX).

Barry Gordon, Director. Mr. Gordon has been involved in the investment banking industry since the 1960s, being involved in institutional sales and research early in his career. In 1979, he joined BBN, a Toronto-based institutional sales, research, and trading boutique, as a partner. Mr. Gordon was appointed President of BBN in 1986, helping to sell 50% of the company to James Capel Inc., a wholly owned U.K.-based subsidiary of the Hong Kong and Shanghai Bank (now HSBC), which was then re-named BBN James Capel Inc. In 1993, Mr. Gordon founded, with Dundee Bancorp Inc. (now Dundee Corporation), Eagle and Partners Inc., as a small, national, research, sales, and trading boutique. In 1998, Eagle and Partners Inc. purchased Deacon and Company, and Dundee Bancorp bought Mr. Gordon's interest and changed the name of the firm to Dundee Securities Corporation. Mr. Gordon was Vice Chairman and director of Dundee Securities Corporation until he retired in 2006. Mr. Gordon is now President of Primary Capital Inc., a limited market dealer that was founded in 2006. Primary Capital Inc. focuses on corporate finance and advisory work, especially in the natural resource sector.

Robert Pollock, Director. Mr. Pollock served as Senior Vice President of Quest Capital Corp. (TSX: QC, AMEX: QCC and AIM: QCC) from September 2003 to March 2007. Mr. Pollock was formerly Vice President, Investment Banking at Dundee Securities Corporation and has 12 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary's University and BA from Queen's University.

Other than as stated herein, to the knowledge of our executive officers and directors, none of our directors is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of a company (including AlbertaCo) that, while that person was acting in that capacity, (a) was the subject of a cease trading order or similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver manager or trustee appointed to hold his assets.

No proposed director or any personal holding companies of a proposed director of AlbertaCo have been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director of AlbertaCo.

3. Appointment of Auditors

Management is recommending that shareholders vote to appoint KPMG LLP, Chartered Accountants, as auditors of AlbertaCo to hold office until the next annual meeting of AlbertaCo Shareholders or until the completion of the AlbertaCo Reorganization and to authorize the directors to fix their remuneration. KPMG LLP has been auditor of AlbertaCo since March 21, 2002. If the Amalgamation is completed, the auditors of Amalco will be KPMG LLP.

Unless such authority is withheld, the persons named in the enclosed AlbertaCo Proxy intended to vote IN FAVOUR of the appointment of KPMG LLP, Chartered Accountants, as auditors of AlbertaCo to hold office until the next annual meeting of AlbertaCo Shareholders or until the completion of the AlbertaCo Reorganization and to authorize the AlbertaCo Board of Directors to fix the auditors remuneration.

4. Approval of AlbertaCo Stated Capital Resolution

At the AlbertaCo Meeting, AlbertaCo Shareholders will be asked to consider and, if deemed appropriate, to pass, the AlbertaCo Stated Capital Resolution, the full text of which is reproduced at Schedule C-1 to this Circular. Section 38(3) of the ABCA provides that a corporation may reduce its stated capital for any purpose, other than the declaring its stated capital to be reduced by an amount that is not represented by realizable assets, if there no reasonable grounds for believing that the corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities. AlbertaCo's stated capital is proposed to be reduced so that the shareholders' equity deficit may be reduced by a corresponding amount. The amount of the proposed stated capital reduction is $5,941,836, being an amount equivalent to the deficit as of December 31, 2007. The AlbertaCo Board of Directors do not believe there are reasonable grounds for believing that AlbertaCo is, or would after the reduction be, unable to pay its liabilities as they become due, or the realizable value of AlbertaCo's assets would thereby be less than the aggregate of its liabilities.

Management of AlbertaCo is recommending that AlbertaCo Shareholders vote in favour of the AlbertaCo Stated Capital Resolution at the AlbertaCo Meeting.To be effective, the AlbertaCo Stated Capital Resolution must be approved by not less than two-thirds of the votes cast by the holders of AlbertaCo Shares present in person or represented by AlbertaCo Proxy at the AlbertaCo Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying AlbertaCo Proxy will vote the AlbertaCo Shares represented by such duly completed proxies IN FAVOUR of the AlbertaCo Stated Capital Resolution.

5. Approval of the AlbertaCo Reorganization

Approval of AlbertaCo Continuance Resolution

At the AlbertaCo Meeting, the AlbertaCo Shareholders will be asked to consider and, if deemed appropriate, to pass, the AlbertaCo Continuance Resolution, the full text of which is reproduced at Schedule C-2 to this Circular. Management of AlbertaCo is recommending that AlbertaCo Shareholders vote in favour of the AlbertaCo Continuance Resolution at the AlbertaCo Meeting. To be effective, the AlbertaCo Continuance Resolution must be approved by not less than two-thirds of the votes cast by the holders of TSA Shares present in person or represented by AlbertaCo Proxy at the AlbertaCo Meeting. If the AlbertaCo Continuance Resolution is passed at the AlbertaCo Meeting, AlbertaCo will be authorized

to continue out of Alberta and into Ontario as a corporation governed by the provisions of the OBCA. See "Information on the Reorganization – Approval of the AlbertaCo Continuance."

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of AlbertaCo Proxy will vote the AlbertaCo Shares represented by such duly completed proxies IN FAVOUR of the AlbertaCo Continuance Resolution.

Approval of AlbertaCo Amalgamation Resolution

At the AlbertaCo Meeting, if the AlbertaCo Continuance Resolution is approved, the AlbertaCo Shareholders will be asked to consider and, if deemed appropriate, to pass, the AlbertaCo Amalgamation Resolution, which approves the Amalgamation Agreement contained in Schedule A to this Circular, the full text of which resolution is reproduced at Schedule C-3 to this Circular. Management of AlbertaCo is recommending that AlbertaCo Shareholders vote in favour of the AlbertaCo Amalgamation Resolution at the AlbertaCo Meeting. To be effective, the AlbertaCo Amalgamation Resolution must be approved by not less than two-thirds of the votes cast by the holders of AlbertaCo Shares present in person or represented by AlbertaCo Proxy at the AlbertaCo Meeting. If the AlbertaCo Amalgamation resolution is passed at the AlbertaCo Meeting, AlbertaCo will be authorized to amalgamate with TSA pursuant to the terms of the Combination Agreement and the Amalgamation Agreement. See "Information on the Reorganization - Approval of the Amalgamation."

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of AlbertaCo Proxy will vote the AlbertaCo Shares represented by such duly completed proxies IN FAVOUR of the AlbertaCo Amalgamation Resolution.

Approval of AlbertaCo Amalco Director Resolution

Section 125(3) of the OBCA provides that shareholders may, by special resolution, authorize the directors of a company to fix the number of directors within the minimum and maximum numbers set forth in the articles of the Corporation.

At the AlbertaCo Meeting, if the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution are approved, the AlbertaCo Shareholders will be asked to consider and, if deemed appropriate, to pass, the AlbertaCo Amalco Director Resolution, the full text of which is reproduced at Schedule C-4 to this Circular. If the AlbertaCo Amalco Director Resolution and the TSA Amalco Director Resolution (see "Particulars of Matters to Be Acted Upon at the TSA Meeting – Approval of TSA Amalco Director Resolution") are passed by the AlbertaCo Shareholders and the TSA Shareholders, respectively, the Amalco Board of Directors will have the authority to set the number of directors between the minimum and maximum number of directors of Amalco set forth in the Articles of Amalgamation.

Management of AlbertaCo is recommending that AlbertaCo Shareholders vote in favour of the AlbertaCo Amalco Director Resolution at the AlbertaCo Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying AlbertaCo Proxy will vote the AlbertaCo Shares represented by such duly completed proxies IN FAVOUR of the AlbertaCo Amalco Director Resolution.

Approval of AlbertaCo Amalco Stock Option Plan Resolution

At the AlbertaCo Meeting, if the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution are passed, the AlbertaCo Shareholders will be asked to consider and, if deemed appropriate, to pass, the AlbertaCo Amalco Stock Option Plan Resolution, the full text of which is reproduced at Schedule C-5 to this Circular, in order to provide Amalco with a new stock option plan. This approval is required under the policies of the TSXV.

The full text of the Amalco Stock Option Plan is reproduced at Exhibit E to this Circular. If the AlbertaCo Amalco Stock Option Plan Resolution and the TSA Stock Option Plan Resolution (see "Particulars of Matters to Be Acted Upon at the TSA Meeting – Approval of TSA Stock Option Plan Resolution") are passed by the AlbertaCo Shareholders and TSA Shareholders, respectively, the existing AlbertaCo Stock Option Plan will terminate, will be replaced by the Amalco Stock Option Plan and Amalco will be authorized to issue stock options under the Amalco Stock Option Plan. All AlbertaCo Options currently outstanding under the AlbertaCo Stock Option Plan will remain outstanding and be governed by the Amalco Stock Option Plan based on the AlbertaCo Exchange Ratio. For a summary of the Amalco Stock Option Plan, see Exhibit C – Information Regarding Amalco under the heading "Description of the Amalco Stock Option Plan."

Management is recommending that AlbertaCo Shareholders vote in favour of the AlbertaCo Stock Option Plan Resolution at the AlbertaCo Meeting. To be effective, the AlbertaCo Amalco Stock Option Plan Resolution approving the Amalco Stock Option Plan must be approved by not less than a majority of the votes cast by the holders of AlbertaCo Shares present in person or represented by proxy at the AlbertaCo Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying AlbertaCo Proxy will vote the AlbertaCo Shares represented by such duly completed proxies IN FAVOUR of the AlbertaCo Amalco Stock Option Plan Resolution.

Confirmation of the Amalco General By-law

At the AlbertaCo Meeting, if the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution are approved, Amalco will be an Ontario corporation and thus will require by-laws that comform with the requirements of the OBCA. AlbertaCo Shareholders will therefore be asked to consider and, if deemed appropriate, to pass, the AlbertaCo Amalco By-law Resolution, the full text of which is reproduced at Schedule C-6 to this Circular. If the AlbertaCo Amalco By-law Resolution and the TSA Amalco By-law Resolution (see "Particulars of Matters to Be Acted Upon at the TSA Meeting – Approval of TSA Amalco By-law Resolution") are passed by the AlbertaCo Shareholders and the TSA Shareholders, respectively, Amalco's by-law will the proposed New By-law attached to this Circular.

The full text of the New By-law for Amalco is reproduced at Schedule D to this Circular. The New By-law is in accordance with the provisions of the OBCA and will govern certain aspects of the business and affairs of Amalco, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meetings, signing authorities, the appointment of officers, the description of officers duties, the establishment of committees, the authority of persons to conduct on behalf of Amalco and similar matters.

Management of AlbertaCo is recommending that AlbertaCo Shareholders vote in favour of the AlbertaCo Amalco By-law Resolution at the AlbertaCo Meeting. To be effective, the AlbertaCo Amalco By-law Resolution must be approved by not less than a majority of the votes cast by the holders of AlbertaCo Shares present in person or represented by proxy at the AlbertaCo Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying AlbertaCo Proxy will vote the AlbertaCo Shares represented by such duly completed proxies IN FAVOUR of the AlbertaCo Amalco By-law Resolution.

PART 2: INFORMATION ON THE REORGANIZATION

Pursuant to the Combination Agreement, TSA and AlbertaCo have agreed to complete the Continuances and the Amalgamation, pursuant to which, among other things, TSA and AlbertaCo will each continue as corporations under the provisions of the OBCA and amalgamate pursuant to the provisions of the OBCA to form Amalco and pursuant to which each TSA Shareholder (other than a registered TSA Shareholder who validly exercises Dissent Rights) will be entitled to receive one (1) Amalco Share for each two (2) TSA Shares held by such TSA Shareholder, each AlbertaCo Shareholder (other than an AlbertaCo Shareholder who validly exercises Dissent Rights) will be entitled to receive one (1) Amalco Share for each twenty (20) AlbertaCo Shares held by such AlbertaCo Shareholder, and each AlbertaCo Non-Voting Shareholder will be entitled to receive one (1) Amalco Share for each twenty (20) AlbertaCo Non-Voting Shares held by such AlbertaCo Non-Voting Shareholder.

If, immediately prior to the Effective Time, there are any TSA Shares which have been authorized and reserved for issuance pursuant to any warrants, options, convertible debentures, or subscription receipts or other agreements then outstanding, an equivalent number of Amalco Shares based on the TSA Exchange Ratio shall be deemed to be duly authorized and reserved for issuance pursuant to such warrants, options, convertible debentures, or subscription receipts or other agreements, and upon the valid exercise of any such warrants, options, convertible debentures, or the completion of the transaction contemplated by any such subscription receipt or other agreement, Amalco shall issue, in lieu of the TSA Shares which would otherwise have been issuable upon such exercise or completion, an equivalent number of Amalco Shares based on the TSA Exchange Ratio.

If, immediately prior to the Effective Time, there are any AlbertaCo Shares which have been authorized and reserved for issuance pursuant to any warrants, options, convertible debentures, or subscription receipts or other agreements then outstanding, an equivalent number of Amalco Shares based on the AlbertaCo Exchange Ratio shall be deemed to be duly authorized and reserved for issuance pursuant to such warrants, options, convertible debentures, or subscription receipts or other agreements, and upon the valid exercise of any such warrants, options, convertible debentures, or the completion of the transaction contemplated by any such subscription receipt or other agreement, Amalco shall issue, in lieu of the AlbertaCo Shares which would otherwise have been issuable upon such exercise or completion, an equivalent number of Amalco Shares based on the AlbertaCo Exchange Ratio.

Assuming that no TSA Shareholder and no AlbertaCo Shareholder exercises Dissent Rights, Amalco will issue approximately 15,602,209 Amalco Shares to TSA Shareholders and 17,695,558 Amalco Shares to AlbertaCo Shareholders and AlbertaCo Non-Voting Shareholders upon the completion of the Reorganization (not including Amalco Shares issuable upon the subsequent exercise of TSA Options and AlbertaCo Options). Based upon the foregoing assumptions, upon the completion of the Reorganization, former TSA Shareholders will own approximately 46.9% of the then outstanding Amalco Shares and former AlbertaCo Shareholders will own approximately 53.1% of the then outstanding Amalco Shares, on a non-diluted basis, and former TSA securityholders will own approximately 47.5% of the then outstanding Amalco Shares and former AlbertaCo securityholders will own approximately 52.5% of the then outstanding Amalco Shares, on a fully diluted basis.

Background

In the first quarter of 2008, the TSA Board of Directors and the AlbertaCo Board of Directors met to discuss the possibility of combining the two companies with a view to pursuing a new business strategy. Drafts of the Combination Agreement and the Amalgamation Agreement were negotiated and an exchange ratio was determined. Upon review of the definitive Combination Agreement, each of the TSA Board of Directors and the AlbertaCo Board of Directors unanimously authorized their corporations to enter into the Combination Agreement, the final version of which was executed on May 11, 2008.

Rationale for the Reorganization

TSA Board of Directors and the AlbertaCo Board of Directors believe that the TSA Reorganization and the AlbertaCo Reorganization will have the following benefits for their respective shareholders:

(i) the amalgamated company will operate with a disciplined business strategy that focuses on investment and financing opportunities;

(ii) the combined financial resources, knowledge, geographic reach and experience of TSA and AlbertaCo and of the proposed management and directors will be advantageous in identifying, financing and successfully nurturing promising companies;

(iii) a larger capital base provides the opportunity to make larger and more diverse investments;

(iv) the efficiencies and cost savings that will result from a combination will be advantageous to both AlbertaCo and TSA their shareholders; and

(v) it is anticipated that there will be greater market capitalization and trading liquidity for the Amalco Shares over that of the TSA Shares and the AlbertaCo Shares alone.

Recommendation of the TSA Board of Directors

The TSA Board of Directors has unanimously approved the Combination Agreement and the terms of the TSA Reorganization and unanimously recommends that the TSA Shareholders vote <u>IN FAVOUR</u> of the TSA Stated Capital Resolution, the TSA Continuance Resolution, the TSA Amalgamation Resolution, the TSA Amalco Director Resolution, the TSA Amalco Stock Option Plan Resolution and the TSA By-law Resolution at the TSA Meeting.

The TSA Board of Directors has made its recommendation considering, among other things, the expected benefits of the TSA Reorganization as well as the following factors:

(i) the terms of the Combination Agreement described under "Information on the Reorganization - The Combination Agreement" in this Part 2;

(ii) that the Amalgamation and TSA Continuance is expected to result in increased trading liquidity for the current TSA Shareholders;

(iii) under the terms of the Combination Agreement, the TSA Board of Directors is able to consider (in accordance with the provisions of the Combination Agreement) any unsolicited *bona fide* Competing Proposal that may be a Superior Proposal and approve

or recommend to TSA Shareholders or enter into an agreement in respect of a Superior Proposal (see "Information on the Reorganization - The Combination Agreement");

(iv) information provided in respect of AlbertaCo with respect to its assets and properties;

(v) information provided in respect of AlbertaCo with respect to its historical and current financial condition, business and operations;

(vi) historical information regarding the market prices and trading information of the TSA Shares and the AlbertaCo Shares;

(vii) the value of the outstanding TSA Shares on a fully diluted basis;

(viii) that for Canadian federal income tax purposes, TSA Shareholders who hold their TSA Shares as capital property generally will be able to exchange their TSA Shares for Amalco Shares on a tax-deferred basis under the ITA (see "Other Information - Canadian Federal Income Tax Considerations");

(ix) that the TSA Continuance Resolution and the TSA Amalgamation Resolution must be approved by not less than two-thirds of the votes cast at the TSA Meeting by TSA Shareholders;

(x) that with respect to the TSA Continuance Resolution and the TSA Amalgamation Resolution, registered TSA Shareholders will have the Dissent Rights;

(xi) the belief that the combined financial and human resources, knowledge and experience of TSA and AlbertaCo will be advantageous in identifying, financing and successfully nurturing innovative and promising companies;

(xii) the efficiencies and cost savings available because the businesses of AlbertaCo and TSA are similar as both seek to identify and fund small cap companies; and

(xiii) current industry, economic and market conditions.

Recommendation of the AlbertaCo Board of Directors

The AlbertaCo Board of Directors has unanimously approved the Combination Agreement and the terms of the AlbertaCo Reorganization and unanimously recommends that AlbertaCo Shareholders vote IN FAVOUR of the AlbertaCo Stated Capital Resolution, the AlbertaCo Continuance Resolution, the AlbertaCo Amalgamation Resolution, the AlbertaCo Amalco Director Resolution, the AlbertaCo Amalco Stock Option Plan Resolution and the AlbertaCo Amalco By-law Resolution at the AlbertaCo Meeting.

The AlbertaCo Board of Directors has made its recommendations considering, among other things, the expected benefits of the AlbertaCo Reorganization as well as the following factors:

(i) the terms of the Combination Agreement described under "The Combination Agreement" in this Part 2;

(ii) that the Amalgamation and AlbertaCo Continuance is expected to result in increased shared liquidity for the current AlbertaCo Shareholders;

(iii) under the terms of the Combination Agreement, the AlbertaCo Board of Directors is able to consider (in accordance with the provisions of the Combination Agreement) any unsolicited *bona fide* Competing Proposal that may be a Superior Proposal and approve or recommend to AlbertaCo Shareholders or enter into an agreement in respect of a Superior Proposal (see "Information on the Reorganization - The Combination Agreement");

(iv) information provided in respect of TSA with respect to its assets and properties;

(v) information provided in respect of TSA with respect to its historical and current financial condition, business and operations;

(vi) AlbertaCo's activities following the Reorganization are expected to be consistent with AlbertaCo's current activities;

(vii) historical information regarding the market prices and trading information of the TSA Shares and the AlbertaCo Shares;

(viii) the value of the outstanding AlbertaCo Shares on a fully diluted basis;

(ix) that for Canadian federal income tax purposes, AlbertaCo Shareholders who hold their AlbertaCo Shares as capital property generally will be able to exchange their AlbertaCo Shares for Amalco Shares on a tax-deferred basis under the ITA (see "Other Information - Canadian Federal Income Tax Considerations");

(x) that the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution must be approved by not less than two thirds of the votes cast at the AlbertaCo Meeting by AlbertaCo Shareholders;

(xi) that with respect to the AlbertaCo Continuance Resolution and the AlbertaCo Amalgamation Resolution registered AlbertaCo Shareholders will have the Dissent Rights;

(xii) the belief that the combined financial and human resources, knowledge and experience of TSA and AlbertaCo will be advantageous in identifying, financing and successfully nurturing innovative and promising companies;

(xiii) that the efficiencies and cost savings available because the businesses of AlbertaCo and TSA are similar as both seek to identify and fund small cap companies; and

(xiv) the current industry, economic and market conditions.

Approval of the TSA Continuance

The TSA Shareholders will be asked to pass the TSA Continuance Resolution, the text of which is set forth in Schedule B-2, in respect of the approval of the TSA Continuance. The TSA Board of Directors recommends that TSA Shareholders vote in favour of the TSA Continuance Resolution at the TSA Meeting. To be effective, the TSA Continuance Resolution must be approved by not less than two-thirds of the votes cast by the holders of TSA Shares present in person or represented by TSA Proxy at the TSA Meeting. See "Particulars of the Matters to be Acted Upon by TSA Shareholders at the TSA Meeting – Approval of the TSA Continuance Resolution."

Procedure for the TSA Continuance

In order for the TSA Continuance to become effective:

(a) TSA Shareholders must authorize, by the TSA Continuance Resolution, the application by TSA to the Director appointed under the OBCA requesting that TSA be continued as if it had been incorporated under the laws of the Province of Ontario;

(b) The registrar of companies ("**Registrar of Companies**") under the BCBCA must approve the proposed TSA Continuance into the Province of Ontario, upon being satisfied that the TSA Continuance will not adversely affect creditors or shareholders of TSA;

(c) TSA must file a notice of continuance with the Registrar of Companies, who will then issue a Certificate of Discontinuance;

(d) On the date shown on the Certificate of Discontinuance, TSA becomes an Ontario corporation as if it had been incorporated under the laws of the Province of Ontario.

Effect of the TSA Continuance

Assuming that the TSA Continuance Resolution is approved by TSA Shareholders at the TSA Meeting, it is expected that an application will be filed with the Director under the OBCA for the TSA Continuance and the procedures outlined above will begin as soon as practicable thereafter, as determined by the TSA Board of Directors in its sole discretion, in order to give effect to the TSA Continuance. It is currently expected that this will occur as soon as is practicable following the TSA Meeting.

The TSA Continuance, if approved, will affect a change in the legal domicile of TSA on the effective date to the Province of Ontario, but TSA will not change its business or operations after the effective date of the TSA Continuance.

On the effective date of the TSA Continuance, holders of TSA Shares, will continue to hold one TSA Share domiciled in the new jurisdiction for each TSA Share held. The existing share certificates representing TSA Shares will not be cancelled. Holders of convertible securities of TSA on the Effective Date of the TSA Continuance will continue to hold convertible securities to purchase an identical number of TSA shares on substantially the same terms.

The principal attributes of the classes and series of the capital stock of TSA will be identical to those of the corresponding shares of TSA, other than differences in shareholders' rights under the BCBCA and the OBCA.

The directors and officers of TSA, immediately following the TSA Continuance, will be identical to the current directors and officers of TSA. As of the effective date of the TSA Continuance, the election, duties, resignations and removal of TSA's directors and officers shall be governed by the OBCA and TSA will no longer be subject to the corporate governance and other provisions of the BCBCA.

By operation of law applicable under the laws of the Province of Ontario, as of the effective date of the TSA Continuance, all of the assets, property, rights, liabilities and obligations of TSA immediately prior to the TSA Continuance will continue to be the assets, property, rights, liabilities and obligations of TSA continued under the laws of the Province of Ontario, such that:

(i) the property of TSA will continue to be the property of TSA continued under the laws of the Province of Ontario;

(ii) TSA will continue to be liable for the obligations of TSA;

(iii) an existing cause of action, claim or liability to prosecution of TSA will be unaffected;

(iv) a civil, criminal or administrative action or proceeding pending by or against TSA may be continued to be prosecuted by or against TSA; and

(v) a conviction against TSA may be continued against the continued TSA or ruling, order or judgment in favour of or against TSA may be enforced by or against the continued TSA.

Reason for the TSA Continuance

In order for the Amalgamation between TSA and AlbertaCo to be completed under the OBCA, TSA must first continue its corporate existence under the laws of the Province of Ontario.

Comparison Between British Columbia and Ontario Law

A summary of certain differences between the OBCA, the statute that will govern the corporate affairs of TSA upon the TSA Continuance, and the BCBCA, the statute which currently governs the corporate affairs of TSA is attached to this Circular at Schedule H. TSA Shareholders should consult their legal advisors for advice on the legal implications of the TSA Continuance.

Approval of the AlbertaCo Continuance

The AlbertaCo Shareholders will be asked to pass the AlbertaCo Continuance Resolution, the text of which is set forth in Schedule C-2, in respect of the approval of the AlbertaCo Continuance. To be effective, the AlbertaCo Continuance Resolution must be approved by not less than two-thirds of the votes cast by the holders of AlbertaCo Shares present in person or represented by AlbertaCo Proxy at the AlbertaCo Meeting. See "Particulars of the Matters to be Acted Upon by AlbertaCo Shareholders at the AlbertaCo Meeting – Approval of the AlbertaCo Continuance Resolution."

Procedure for the AlbertaCo Continuance

In order for the AlbertaCo Continuance to become effective:

(a) The AlbertaCo Shareholders must authorize, by the AlbertaCo Continuance Resolution, the application by AlbertaCo to the Director appointed under the OBCA requesting that AlbertaCo be continued as if it had been incorporated under the laws of the Province of Ontario;

(b) The registrar of corporations under the ABCA ("**Registrar of Alberta**") must approve the proposed AlbertaCo Continuance into the Province of Ontario, upon being satisfied that the AlbertaCo Continuance will not adversely affect creditors or shareholders of AlbertaCo;

(c) AlbertaCo must file a notice of continuance with the Registrar of Alberta, who will then issue a Certificate of Discontinuance; and

(d) On the date shown on the Certificate of Discontinuance, AlbertaCo becomes an Ontario corporation as if it had been incorporated under the laws of the Province of Ontario.

Effect of the AlbertaCo Continuance

Assuming that the AlbertaCo Continuance Resolution is approved by the AlbertaCo Shareholders at the AlbertaCo Meeting, it is expected that an application will be filed with the Director for the continuance of AlbertaCo under the OBCA and the procedures outlined above will begin as soon as practicable thereafter, as determined by the AlbertaCo Board of Directors in its sole discretion, in order to give effect to the AlbertaCo Continuance.

The AlbertaCo Continuance, if approved, will affect a change in the legal domicile of AlbertaCo on the effective date thereof to the Province of Ontario, but AlbertaCo will not change its business or operations after the effective date of the AlbertaCo Continuance.

On the effective date of AlbertaCo Continuance, holders of AlbertaCo Shares, will continue to hold one AlbertaCo Share domiciled in the new jurisdiction for each AlbertaCo Share held. The existing share certificates representing AlbertaCo Shares will not be cancelled. Holders of convertible securities of AlbertaCo on the Effective Date of AlbertaCo Continuance will continue to hold convertible securities to purchase an identical number of AlbertaCo Shares on substantially the same terms.

The principal attributes of the classes and series of the capital stock of AlbertaCo will be identical to those of the corresponding shares of AlbertaCo, other than differences in shareholders' rights under the ABCA and the OBCA.

The directors and officers of AlbertaCo, immediately following AlbertaCo Continuance, will be identical to the current directors and officers of AlbertaCo. As of the effective date of the AlbertaCo Continuance, the election, duties, resignations and removal of AlbertaCo's directors and officers shall be governed by the OBCA and AlbertaCo will no longer be subject to the corporate governance provisions of the ABCA.

By operation of law applicable under the laws of the Province of Ontario, as of the effective date of the AlbertaCo Continuance, all of the assets, property, rights, liabilities and obligations of AlbertaCo immediately prior to the AlbertaCo Continuance will continue to be the assets, property, rights, liabilities and obligations of AlbertaCo continued under the laws of the Province of Ontario, such that:

(i) the property of AlbertaCo will continue to be the property of AlbertaCo continued under the laws of the Province of Ontario;

(ii) AlbertaCo will continue to be liable for the obligations of AlbertaCo;

(iii) an existing cause of action, claim or liability to prosecution of AlbertaCo will be unaffected;

(iv) a civil, criminal or administrative action or proceeding pending by or against AlbertaCo may be continued to be prosecuted by or against AlbertaCo; and

(v) a conviction against AlbertaCo may be continued against the continued AlbertaCo or ruling, order or judgment in favour of or against AlbertaCo may be enforced by or against the continued AlbertaCo.

Reason for the AlbertaCo Continuance

In order for the Amalgamation between AlbertaCo and TSA to be completed under the OBCA, AlbertaCo must first continue its corporate existence under the laws of the Province of Ontario.

Comparison between Alberta and Ontario Corporate Law

A summary of certain differences between the OBCA, the statute that will govern the corporate affairs of AlbertaCo upon the AlbertaCo Continuance, and the ABCA, the statute which currently governs the corporate affairs of AlbertaCo is attached to this Circular at Schedule I. AlbertaCo Shareholders are advised to consult their own legal advisors for advice regarding the legal implications of the AlbertaCo Continuance.

Approval of the Amalgamation

The TSA Shareholders will be asked to pass the TSA Amalgamation Resolution, the text of which is set forth in Schedule B-3, in respect of the approval of the TSA Amalgamation. To be effective, the TSA Amalgamation Resolution must be approved by not less than two-thirds of the votes cast by the holders of TSA Shares present in person or represented by TSA Proxy at the TSA meeting. See "Particulars of Matters to be Acted Upon by TSA Shareholders at the TSA Meeting – Approval of the TSA Amalgamation Resolution."

The AlbertaCo Shareholders will be asked to pass the AlbertaCo Amalgamation Resolution, the text of which is set forth in Schedule C-3, in respect of approval of the AlbertaCo Amalgamation. To be effective, the AlbertaCo Amalgamation Resolution must be approved by not less than two-thirds of the votes cast by the holders of AlbertaCo Shares present in person or represented by AlbertaCo Proxy at the AlbertaCo meeting. See "Particulars of Matters to be Acted Upon by AlbertaCo Shareholders at the AlbertaCo Meeting – Approval of the AlbertaCo Amalgamation Resolution."

Procedure for the Amalgamation to Become Effective

The Amalgamation is proposed to be carried out pursuant to Section 174 of the OBCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a) the Amalgamation must be approved by the AlbertaCo Shareholders and the TSA Shareholders in accordance with the OBCA;

(b) all conditions precedent to the Amalgamation, as set forth in the Combination Agreement, must be satisfied or waived by the appropriate parties; and

(c) the Articles of Amalgamation in the form prescribed by the OBCA must be filed with the Director.

Implementation of the Amalgamation

If the required approval of the TSA Shareholders and the AlbertaCo Shareholders is obtained at the TSA Meeting and the AlbertaCo Meeting, respectively, it is intended that Articles of Amalgamation will be filed with the Director under the OBCA on or before July 24, 2008. The OBCA provides that upon receipt of such articles, the Director shall issue a Certificate of Amalgamation and the Amalgamation will be effective on the date shown on such certificate.

Right to Dissent

TSA Shareholders and Albertaco Shareholders are entitled to dissent in respect of the TSA Amalgamation Resolution and the AlbertaCo Amalgamation Resolution, respectively, in accordance with Section 185 of the OBCA. Strict compliance with the provisions of Section 185 of the OBCA is required in order to exercise the right to dissent. Provided the Amalgamation becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of such shareholder's pre-amalgamation TSA Shares or AlbertaCo Shares, as the case may be, in respect of which such shareholder dissents in accordance with Section 185 of the OBCA. Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise his dissent right must make arrangements for the shares beneficially owned by him to be registered in his name prior to the time the written objection of the TSA Amalgamation Resolution or the AlbertaCo Amalgamation Resolution, as the case may be, is required to be received by TSA or AlbertaCo, as the case may be, or, alternatively, make arrangements for the registered holder of his shares to dissent on his behalf. See "Rights of Dissenting Shareholders – Rights of Dissent to the Amalgamation."

Completion of the Reorganization

It is currently anticipated that the effective date for the Reorganization will be on or about July 24, 2008, being the Effective Date of the Amalgamation.

Distribution of Amalco Shares

Promptly following the Effective Time for the Reorganization, Amalco will deposit with the Depositary or otherwise make available certificates representing the number of Amalco Shares required to be issued to the TSA Shareholders and the AlbertaCo Shareholders, as the case may be, in connection with the Reorganization. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding TSA Shares or AlbertaCo Shares together with a TSA Letter of Transmittal or a AlbertaCo Letter of Transmittal, as the case may be, which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number (rounded up to the nearest whole number) of Amalco Shares that such holder has the right to receive pursuant to the Reorganization and the surrendered certificate will be cancelled.

In the event of a transfer of ownership of TSA Shares or AlbertaCo Shares, as the case may be, that is not registered in the transfer records of TSA or AlbertaCo, as the case may be, a certificate representing the proper number of Amalco Shares may be issued to the transferee if the certificate representing such TSA Shares or AlbertaCo Shares, as the case may be, is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

Until surrendered, each certificate which immediately prior to the Effective Time represented TSA Shares or AlbertaCo Shares, as the case may be, will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing Amalco Shares that the holder thereof has the right to receive in respect of the surrendered certificate pursuant to the TSA Reorganization or the AlbertaCo Reorganization, as the case may be.

If any certificate that immediately prior to the Effective Time represented outstanding TSA Shares or AlbertaCo Shares, as the case may be, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing Amalco Shares deliverable in respect thereof in accordance with such holder's TSA Letter of Transmittal or AlbertaCo Letter of Transmittal, as the case may be, as determined in accordance with the Amalgamation Agreement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Amalco Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and the Depositary in such amount as Amalco and the Depositary may direct or otherwise indemnify Amalco and the Depositary in a manner satisfactory to Amalco and the Depositary against any claim that may be made against Amalco and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding TSA Shares or AlbertaCo Shares, as the case may be, that were exchanged pursuant to the TSA Reorganization or the Amalco Reorganization, as the case may be, unless and until the holder of record of such certificate surrenders such certificate (together with a TSA Letter of Transmittal or AlbertaCo Letter of Transmittal, as the case may be, which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates.

Amalco and the Depositary are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of TSA Shares or AlbertaCo Shares, as the case may be, such amounts as Amalco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

The Combination Agreement

The Combination Agreement is dated as of May 11, 2008 and is made between TSA and AlbertaCo. The Combination Agreement provides for the TSA Continuance and the AlbertaCo Continuance and provides for a combination of the businesses of TSA and AlbertaCo by way of Amalgamation under the provisions of the OBCA, a result of which, among other things; (a) each TSA Shareholder will be entitled to receive one (1) Amalco Share for each two (2) TSA Shares held by such TSA Shareholder; (b) each AlbertaCo Shareholder will be entitled to receive one (1) Amalco Share for each twenty (20) AlbertaCo Shares held by such AlbertaCo Shareholder; and (c) each AlbertaCo Non-Voting Shareholder will be entitled to receive one (1) Amalco Share for each twenty (2) AlbertaCo Non-Voting Shares held by such AlbertaCo Shareholder.

The following is a summary of the terms and conditions of the Combination Agreement. The full text of the Combination Agreement is attached as Schedule A to this Circular.

Representations and Warranties

The Combination Agreement contains various representations and warranties of TSA to AlbertaCo with respect to TSA and of AlbertaCo to TSA with respect to AlbertaCo. These representations and warranties relate to, among other things, the following: organization and good standing consents,

authorizations and binding effect, title to material assets, insurance, litigation and compliance, public filings and financial statements, taxes, pension and other employee plans and arrangements, labour relations contracts, absence of changes, subsidiaries, capitalization, environmental matters, indebtedness, undisclosed liabilities, due diligence investigations, certain regulatory matters, that there are no brokers and no competing proposals.

Covenants

The Combination Agreement provides each of TSA and AlbertaCo covenant to conduct its business in the ordinary course and shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees, and advantageous business relationships. TSA and Alberta covenant as well to, among other things, not amend their constating documents, not to declare, set aside or pay any dividend, not to issue, grant, sell or pledge any of its shares, not to create any new employee obligations, nor grant any increase in compensation in any form to an officer, director or employee, nor take any action that would render any representation or warranty untrue.

Conditions to the Reorganization

Mutual Conditions

The obligations of TSA and AlbertaCo to complete the Reorganization include, among other things:

(a) that a special resolution shall have been passed by the AlbertaCo Shareholders approving the AlbertaCo Continuance, and a special resolution shall have been passed by the TSA Shareholders approving the TSA Continuance, on or before September 30, 2008 duly approving the AlbertaCo Continuance and the TSA Continuance;

(b) that a special resolution shall have been passed by the AlbertaCo Shareholders and TSA Shareholders on or before September 30, 2008 in form and substance satisfactory to each of TSA and AlbertaCo, acting reasonably, duly approving the Amalgamation; and

(c) that all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX or TSXV (as applicable) to the Amalgamation and the listing of the Amalco Shares issuable under the Amalgamation, or applicable antitrust authorities, shall have been obtained on terms and conditions satisfactory to AlbertaCo and TSA, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Amalgamation, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period.

TSA's and AlbertaCo's Closing Conditions

The obligation of TSA and AlbertaCo to complete the transactions contemplated by the Combination Agreement is subject to fulfilment of the following conditions precedent, among others:

(a) that, in the case of TSA, the representations and warranties made by AlbertaCo, and that in the case of AlbertaCo, the representations and warranties made by TSA, shall be true as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak to a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on the other party;

(b) that, in the case of TSA, there is no change in the share capital of AlbertaCo (including changes in the convertible securities or rights to subscribe for or be issued shares) and that in the case of AlbertaCo, there is no change in the share capital of TSA (including changes in the convertible securities or rights to subscribe for or be issued shares);

(c) that, in the case of TSA, the AlbertaCo Board of Directors, and that in the case of AlbertaCo, the TSA Board of Directors, shall not have changed, withdrawn or modified its endorsement of the Amalgamation or its determination that the Amalgamation is fair and in its best interests and its shareholders and its recommendation that its shareholders vote in favour of the Amalgamation; and

(d) that the holders of not more than 5% of the issued and outstanding TSA Shares or AlbertaCo Shares, as the case may be, shall have exercised rights of dissent in relation to the TSA Reorganization Resolutions or the AlbertaCo Reorganization Resolutions and TSA or AlbertaCo, as the case may be, shall have provided to the other party a certificate of an officer certifying on the Effective Date the number of TSA Shares or AlbertaCo Shares, as the case may be, in respect of which, to such officer's knowledge, the holders there have exercised rights of dissent.

Non-Solicitation and Superior Proposals

Pursuant to the Combination Agreement, TSA and AlbertaCo have agreed that they will not, directly or indirectly, authorize or permit any of the officers, directors or employees of such party or its subsidiary or any financial advisor, expert or other person acting on its behalf to solicit, initiate or encourage any inquiry or the making of any proposal or offer to AlbertaCo or its shareholders from any person which constitutes, or may reasonably be expected to lead to (whether directly or indirectly, or in one transaction or a series of transactions) an acquisition of any of the outstanding Voting Shares of such party, any acquisition of any of the assets of such party, an amalgamation, arrangement, merger, or consolidation of such party; or any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party (an "**Acquisition Proposal**").

Notwithstanding the above, TSA or AlbertaCo may, prior to the approval of the Amalgamation by the TSA Shareholders or the AlbertaCo Shareholders, as the case may be, engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by such party or any of the officers, directors or employees of such party or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations if the third party has first made a written bona fide Acquisition Proposal in respect of which the board of directors of TSA or AlbertaCo has determined that the Acquisition Proposal is reasonably capable of being completed, that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available, after consultation with its financial advisor (if any) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for holders of the Shares of such party than the transaction contemplated by the Combination Agreement; and that the taking of such action is recommended for the board of directors to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law (a "**Superior Proposal**").

Termination

The Combination Agreement may be terminated if the Amalgamation has not become effective on or before September 30, 2008, or such other date as may be agreed to by AlbertaCo and TSA. The Combination Agreement may also be terminated in the event that the AlbertaCo Board of Directors or TSA Board of Directors changes, withdraws or modifies its recommendation to AlbertaCo Shareholders and TSA Shareholders, respectively, to vote in favour of the Amalgamation, as well as under any provision of the Combination Agreement that gives rise to the right of either TSA or AlbertaCo to terminate the Combination Agreement unilaterally.

PART 3: OTHER INFORMATION

Issue and Resale of Amalco Shares

The issue of the Amalco Shares in connection with the Reorganization will be exempt from the prospectus and registration requirements of the securities legislation of the provinces and territories of Canada.

The first trade of Amalco Shares issued to a TSA Shareholder or an AlbertaCo Shareholder in connection with the Reorganization will not be subject to any restricted or hold period in Canada if: (i) at the time of such first trade, Amalco is a reporting issuer or the equivalent under the legislation of certain prescribed jurisdictions in Canada; (ii) no unusual effort is made to prepare the market or to create a demand for the Amalco Shares which are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the seller of the securities is an insider or officer of Amalco, the seller has no reasonable grounds to believe that Amalco is in default of any requirement of the applicable legislation, the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of Amalco so as to affect materially the control of Amalco (a holding by any person, company or combination of persons and/or companies of more than 20% of the outstanding voting securities of Amalco being deemed, in the absence of evidence to the contrary, to affect materially the control of Amalco).

Stock Exchange Listings

The TSA Shares are listed for trading on the TSXV under the trading symbol "TSA".

The AlbertaCo Shares are not listed for trading on any stock exchange.

TSA and AlbertaCo have applied to list the Amalco Shares on the TSXV in the category of "investment issuer". Listing of the Amalco Shares will be subject to fulfillment of all the listing requirements of the TSXV.

Accounting Treatment

The Amalgamation will be accounted for as a reverse takeover by AlbertaCo of TSA. In accordance with Canadian generally accepted accounting principles, since former AlbertaCo Shareholders will hold approximately 53.1% of the outstanding Amalco Shares after completion of the Amalgamation.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of TSA Shares and AlbertaCo Shares in respect of the Reorganization and the exercise of Dissent Rights as described herein. This summary applies generally to TSA Shareholders and AlbertaCo Shareholders who, within the meaning of the ITA and at all relevant times, deal with TSA, AlbertaCo and Amalco at arm's length and are not affiliated with TSA, AlbertaCo or Amalco and who hold their TSA Shares and their AlbertaCo Shares as capital property.

The TSA Shares and the AlbertaCo Shares will generally be considered capital property to a holder unless either the holder holds such securities in the course of carrying on a business of buying and selling securities or the holder has acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade.

The ITA contains certain provisions (the "**Mark-to-Market Rules**") relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account the Mark-to-Market Rules nor any proposed amendments thereto. Such taxpayers to whom the Mark-to-Market Rules might apply should consult their own tax advisors.

This summary does not apply to holders, an interest in which would be a "tax shelter investment" as defined in the ITA or a holder which has made a function currency reporting election.

This summary is based upon the current provisions of the ITA and regulations thereunder in force as at the date hereof, all specific proposals to amend the ITA and regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**"). This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard. Except as otherwise indicated, this summary does not take into account or anticipate any changes in applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, and should not be construed to be, legal or tax advice to any particular TSA Shareholder or AlbertaCo Shareholder. **Accordingly, TSA Shareholders and AlbertaCo Shareholders should consult their own tax advisers with respect to the income tax consequences to them of the TSA Reorganization and the AlbertaCo Reorganization, (including the exercise of Dissent Rights) as the case may be, under federal, provincial, territorial and other applicable tax legislation. The discussion below is qualified accordingly.**

Residents of Canada

The following portion of this summary is applicable to TSA Shareholders and AlbertaCo Shareholders who are, for the purposes of the ITA and any applicable income tax treaty and at all relevant times, resident in Canada or deemed to be resident in Canada (each, a "**Canadian Holder**"). Certain Canadian Holders whose TSA Shares or AlbertaCo Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making an irrevocable election in accordance with subsection 39(4) of the ITA to deem the TSA Shares or AlbertaCo Shares and every "Canadian security" (as defined in the ITA) owned by such Canadian Holders to be capital property in the taxation year of the election and in all subsequent taxation years.

The Reorganization

Canadian Holders (other than Dissenting Shareholders) will realize neither a capital gain nor a capital loss on the Reorganization. The cost of the Amalco Shares received by a Canadian Holder on the Amalgamation, will be equal to the aggregate adjusted cost base of the TSA Shares or AlbertaCo Shares, respectively, so exchanged by the Canadian Holder for Amalco Shares. A Canadian Holder's cost of such Amalco Shares must be averaged with the adjusted cost base of any other Amalco Shares that may be held by the Canadian Holder from time to time as capital property to determine the adjusted cost base of all of the Amalco Shares held by the Canadian Holder.

Dissenting Shareholders

Canadian Holders who intend to dissent should consult their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of Dissent Rights described under "Rights of Dissenting Shareholders."

Canadian Holders who exercise their right to dissent with respect to the TSA Continuance Resolution or the AlbertaCo Continuance Resolution and who dispose of their TSA Shares or AlbertaCo Shares to TSA or AlbertaCo, respectively, will be deemed to have received a dividend equal to the amount by which the cash received (excluding any portion thereof in respect of interest) exceeds the paid-up capital for purposes of the ITA of the shares disposed of. The amount of this deemed dividend will be excluded from the proceeds of disposition realized by the Canadian Holder for purposes of calculating the amount of any capital gain or capital loss (see below).

Deemed dividends received by dissenting Canadian Holders will generally be included in income as taxable dividends received from a taxable Canadian corporation. In the case of a Canadian Holder who is an individual or trust, the gross-up and dividend tax credit rules on the ITA will generally apply to the deemed dividend. In the case of a corporate shareholder (other than a "specified financial institution"), such a dividend will generally be deductible in computing taxable income. Certain corporations may be liable to pay a 33 1/3% refundable tax under Part IV of the ITA on such dividends to the extent such dividends are deductible in computing taxable income.

Under subsection 55(2) of the ITA, a Canadian Holder which is a corporation may be required to treat all or a portion of the deemed dividend as proceeds of disposition to the extent the deemed dividend is deductible in computing taxable income.

Under the current published administrative practices of the CRA, a Canadian Holder who dissents to the Amalgamation and who receives a cash payment (other than the portion of such proceeds attributable to interest) from Amalco in respect of the fair value of TSA Shares or AlbertaCo Shares as a result of the exercise of Dissent Rights will be considered to have disposed of such TSA Shares or AlbertaCo Shares for proceeds of disposition equal to the cash proceeds received (excluding any portion thereof in respect of interest).

A Canadian Holder who dissents will realize a capital gain, or capital loss, to the extent that the proceeds of disposition of the Canadian Holder's TSA Shares or AlbertaCo Shares respectively exceed, or are exceeded by, the aggregate of the adjusted cost base of such shares to the dissenting Canadian Holder and any reasonable costs of disposition.

One-half of any capital gain (a "**taxable capital gain**") realized by a Canadian Holder will be included in the Canadian Holder's income for the year of disposition. One-half of any capital loss (an "**allowable capital loss**") realized by a Canadian Holder must be deducted by the Canadian Holder against taxable capital gains in computing the Canadian Holder's income for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Canadian Holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net capital gains in those other years to the extent and in the circumstances described in the ITA.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the ITA. A Canadian Holder that is throughout the relevant taxation year a Canadian-controlled private corporation (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

If the Canadian Holder is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances described in the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares. Dissenting Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Canadian Holder who dissents and who receives interest will be required to include the full amount of such interest in the Canadian Holder's income.

Non-Residents of Canada

The following portion of the summary is applicable to TSA Shareholders and AlbertaCo Shareholders who, for purposes of the ITA and any applicable income tax treaty, have not been and will not be resident or deemed to be resident in Canada at any time while they have held TSA Shares or AlbertaCo Shares and who, at all relevant times, do not use or hold and are not deemed to use or hold their TSA Shares or their AlbertaCo Shares in carrying on a business in Canada (a "**Non-resident Shareholder**"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

The tax treatment of non-residents of Canada under the ITA and the following discussion can be affected by the provisions of an applicable income tax treaty. Non-resident Shareholders are advised to consult their own tax advisers with regard to the availability of relief under an applicable income tax treaty in their particular circumstances.

The Reorganization

Non-resident Shareholders (other than Dissenting Shareholders) will realize neither a capital gain nor a capital loss on the Reorganization. The cost of the Amalco Shares received by a Non-resident Shareholder on the Amalgamation will be equal to the aggregate adjusted cost base of the TSA Shares or the AlbertaCo Shares, respectively, so exchanged by the Non-resident Shareholder for Amalco Shares. A Non-resident Shareholder's cost of such Amalco Shares must be averaged with the adjusted cost base of any other Amalco Shares that may be held by the Non-resident Shareholder from time to time as capital property to determine the adjusted cost base of all of the Amalco Shares held by the Non-resident Shareholder.

Dissenting Non-Resident Shareholders

Non-resident Shareholders are referred to the discussion above for residents of Canada for a general description of the tax considerations applicable to them if they elect to exercise their Dissent Rights. Non-resident Shareholders who intend to dissent should consult their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of Dissent Rights described under "Rights of Dissenting Shareholders."

Dissenting Non-resident Shareholders who are deemed to receive a dividend in connection with the exercise of their Dissent Rights with respect to the TSA Continuance Resolution or the AlbertaCo Continuance Resolution will be subject to Canadian non-resident withholding tax generally on the amount of such deemed dividend at the rate of 25%, subject to reduction under the terms of any applicable income tax treaty.

Dissenting Non-resident Shareholders generally will not be subject to tax under the ITA in respect of any capital gain realized on a disposition of TSA Shares or AlbertaCo Shares unless such shares constitute or are deemed to constitute "taxable Canadian property" of the holder for the purposes of the ITA and the gain is not exempt from tax under an applicable income tax treaty.

Generally, TSA Shares will not be taxable Canadian property of a Non-resident Shareholder at a particular time provided that such shares are listed on a designated stock exchange (which includes the TSXV), and the Non-resident Shareholder, either alone or together with persons with whom such holder does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series in the capital of TSA at any time during the 60-month period that ends at the particular time. Since the AlbertaCo Shares are not listed on a designated stock exchange, such shares will be taxable Canadian property of a Non-resident Shareholder.

Even if the TSA Shares or AlbertaCo Shares constitute or are deemed to constitute "taxable Canadian property" to a Non-resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-resident Shareholder. Non-resident Shareholders who elect to dissent and dispose of TSA Shares or AlbertaCo Shares which constitute taxable Canadian property will be required to file a tax return under the ITA and, subject to any relief available under an applicable income tax treaty, generally will have the same tax consequences regarding the treatment of any capital gain as discussed above under the heading "Residents of Canada – Dissenting Shareholders". In addition, Amalco will be required to withhold 25% of the total payment (exclusive of interest) made to any dissenting AlbertaCo Shareholder and remit such amount to the Receiver General for Canada on account of the AlbertaCo Shareholder's tax liability under the ITA unless such AlbertaCo Shareholder has delivered a clearance certificate issued pursuant to section 116 of the ITA with a certificate limit not less than the amount of the total payment (exclusive of interest). If a dissenting AlbertaCo Shareholder does not obtain a clearance certificate pursuant to section 116 of the ITA such shareholder is still required to give notice of the disposition of their AlbertaCo Shares to the CRA within 10 days of the disposition.

Interest paid to a dissenting Non-resident Shareholder should not be subject to Canadian non-resident tax.

Eligibility For Investment

The Amalco Shares to be issued pursuant to the Reorganization will be "qualified investments" under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans provided that the Amalco Shares are listed on a "designated stock exchange" (which includes the TSXV) as defined for purposes of the ITA.

Rights of Dissenting Shareholders

Rights of Dissent to the TSA Continuance

Registered TSA Shareholders are entitled to dissent from the TSA Continuance Resolution in the manner provided in Section 238 of the BCBCA. Section 238 of the BCBCA is reprinted in its entirety and attached to this Circular at Schedule F.

The following is a summary of the operation of the provisions of the BCBCA relating to a registered TSA Shareholders' Dissent Rights in respect of the TSA Continuance Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a TSA Shareholder and is

qualified in its entirety by reference to the full text of Section 238 of the BCBCA. Any registered TSA Shareholder considering the exercise of Dissent Rights should seek legal advice, since failure to comply strictly with the provisions of the BCBCA may prejudice the registered Shareholder's right of dissent.

The obligations of TSA to complete the TSA Continuance is subject to the condition that the holders of not more than 5% of the outstanding TSA Shares exercise their Dissent Rights with respect to the TSA Continuance Resolution.

In the event the TSA Continuance Resolution becomes effective, a Dissenting Shareholder who complies with Section 238 of the BCBCA will be entitled to be paid by TSA the fair value of the TSA Shares held by such Dissenting Shareholder determined as at the Effective Time on the Effective Date.

A registered TSA Shareholder who wishes to exercise Dissent Rights in respect of the TSA Continuance Resolution must send a Dissent Notice to TSA, such that it is received by TSA not later than 10:00 a.m. (Vancouver time) on the business day immediately preceding the day of the TSA Meeting, at 720-789 West Pender Street, Vancouver, British Columbia, V6C 1H2, Attention: President, or by the Secretary of TSA or the Chairman of the TSA Meeting prior to the start time of the TSA Meeting. Such Dissent Notice must strictly comply with the Dissent Notice requirements of the BCBCA.

The filing of a Dissent Notice deprives a Dissenting Shareholder of the right to vote at the TSA Meeting, except if such Dissenting Shareholder ceases to be a Dissenting Shareholder in accordance with the Dissent Rights. For greater certainty, a shareholder who wishes to exercise dissent rights may not vote in favour of the TSA Continuance.

In particular, the Dissent Notice must set out the number of shares in respect of which the Dissent Notice is to be sent and:

(a) if such shares constitute all of the TSA Shares of which the shareholder is the registered and beneficial owner, a statement to that effect;

(b) if such shares constitute all of the TSA Shares of which the TSA shareholder is both the registered and beneficial owner but if the TSA Shareholder owns additional TSA Shares beneficially, a statement to that effect and the names of the registered TSA Shareholders, the number of TSA Shares held by such registered owners and a statement that Dissent Notices have or will be sent with respect to such TSA Shares; or

(c) if the TSA Dissent Rights are being exercised by a registered owner who is not the beneficial owner of such TSA Shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all TSA Shares of the beneficial owner registered in such registered owner's name.

TSA is required promptly after the later of (i) the date on which TSA forms the intention to proceed with the TSA Continuance and (ii) the date on which the Dissent Notice was received, to notify each Dissenting Shareholder of its intention to act on the TSA Continuance. Upon receipt of such notification, each Dissenting Shareholder is then required, if the Dissenting Shareholder wishes to proceed with the dissent, within one month after the date of such notice to send to TSA (a) a written statement that the Dissenting Shareholder requires TSA to purchase all of its TSA shares; (b) the certificates representing such TSA Shares; and (c) if the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other TSA Shares, and if so, (i) the names of the registered owners of such TSA Shares; (ii) the

number of such TSA Shares; and (iii) that dissent is being exercised in respect of such TSA Shares. A TSA Shareholder who fails to send TSA, within the required time frame, the written statements described above and the certificates representing the TSA Shares in respect of which the Dissenting Shareholder dissents, forfeits the Dissent Rights.

On sending the required documentation to the TSA, the fair value for a Dissenting Shareholders' TSA Shares will be determined as follows:

(a) if TSA and a Dissenting Shareholder agree on the fair value of the TSA Shares, then TSA must promptly pay that amount to the Dissenting Shareholder or promptly send notice to the Dissenting Shareholder that TSA is lawfully unable to pay the Dissenting Shareholders for their TSA shares; or

(b) if a Dissenting Shareholder and TSA are unable to agree on a fair value, the Dissenting Shareholder may apply to the Supreme Court of British Columbia to determine the fair value of the TSA Shares, and TSA must pay to the Dissenting Shareholder the fair value determined by such Court or promptly send notice to the Dissenting Shareholder that TSA is lawfully unable to pay the Dissenting Shareholders for their TSA Shares.

TSA will be lawfully unable to pay the Dissenting Shareholder the fair value of their TSA Shares if TSA is insolvent or would be rendered insolvent by making the payment to the Dissenting Shareholder. In such event, Dissenting Shareholders will have 30 days to elect to either (a) withdraw their dissent or (b) retain their status as a claimant and be paid as soon as TSA is lawfully able to do so or, in a liquidation, be ranked subordinate to its creditors but in priority to its shareholders.

If the TSA Continuance is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their TSA Shares and the Dissenting Shareholders will be entitled to the return of any share certificates delivered to TSA in connection with the exercise of the Dissent Rights.

Persons who are beneficial owners of TSA Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. Such TSA Shareholders should contact such broker, custodian, nominee or other intermediary in whose name such TSA Shares are registered for assistance.

The foregoing discussion is only a summary of the provisions of Section 238 of the BCBCA which are technical and complex. A TSA Shareholder who intends to exercise Dissent Rights with respect to the TSA Continuance Resolution should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA. It is suggested that any TSA Shareholder who intends to exercise Dissent Rights seek legal advice as failure to comply strictly with the applicable provisions of the BCBCA may prejudice the availability of such dissent rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Other Information - Canadian Federal Income Tax Considerations."

Rights of Dissent to the AlbertaCo Continuance

Registered AlbertaCo Shareholders are entitled to dissent from the AlbertaCo Continuance Resolution in the manner provided in Section 191 of the ABCA. Section 191 of the ABCA is reprinted in its entirety and attached to this Circular at Schedule F.

The following is a summary of the operation of the provisions of the ABCA relating to a registered AlbertaCo Shareholders' Dissnet Rights in respect of the AlbertaCo Continuance Resolution. Such summary is not a comprehensive statement of the procedures to be followed by an AlbertaCo Shareholder who seeks such Dissent Rights and is qualified in its entirety by reference to the full text of Section 191 of the ABCA. Any registered shareholder considering the exercise of the right of dissent should seek legal advice, since failure to comply strictly with the provisions of the ABCA may prejudice the registered AlbertaCo Shareholders' Dissent Rights.

The obligations of AlbertaCo to complete the AlbertaCo Continuance is subject to the condition that the holders of not more than 5% of the outstanding AlbertaCo Shares exercise their Dissent Rights with respect to the AlbertaCo Continuance Resolution.

In the event the AlbertaCo Continuance Resolution becomes effective, a Dissenting Shareholder who complies with Section 191 of the ABCA will be entitled to be paid by AlbertaCo the fair value of the AlbertaCo Shares held by such Dissenting Shareholder determined as at the Effective Time on the Effective Date.

A registered AlbertaCo Shareholder who wishes to exercise Dissent Rights in respect of the AlbertaCo Continuance Resolution must send a Dissent Notice to AlbertaCo, such that it is received by AlbertaCo not later than 2:00 p.m. (Calgary time) on the business day immediately preceding the day of the AlbertaCo Meeting, at 220, 3015-5th Ave, N.E., Calgary, Alberta, T2A 6T8, Attention: Dave Guebert, or by the Secretary of AlbertaCo or the Chairman of the AlbertaCo Meeting prior to the start time of the AlbertaCo Meeting. Such Dissent Notice must strictly comply with the requirements of the ABCA.

Neither a vote against the AlbertaCo Continuance Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute a Dissent Notice.

An AlbertaCo Shareholder must dissent with respect to all AlbertaCo Shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of the Dissent Rights of AlbertaCo Shareholders under the ABCA is set out below.

In order to dissent, an AlbertaCo Shareholder must send to AlbertaCo in the manner set forth below, a Dissent Notice with respect to the AlbertaCo Continuance Resolution on or before the date of the AlbertaCo Meeting. On the action approved by the AlbertaCo Continuance Resolution becoming effective, the making of an agreement between AlbertaCo and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholders' AlbertaCo Shares or the pronouncement of an order by the Court, whichever first occurs, the Dissenting Shareholder ceases to have any rights as an AlbertaCo Shareholder other than the right to be paid the fair value of his AlbertaCo Shares in an amount agreed to by AlbertaCo and the Dissenting Shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last Business day before the day on which the AlbertaCo Continuance Resolution was adopted. Until any one of such events occurs, the Dissenting Shareholder may withdraw his dissent or AlbertaCo may rescind the AlbertaCo Continuance Resolution and in either event, the proceedings shall be discontinued.

If the AlbertaCo Continuance Resolution is approved, the Dissenting Shareholder who sent a Dissent Notice or AlbertaCo, may apply to the Court to fix the fair value of the AlbertaCo Shares held by the Dissenting Shareholder and the Court shall make an order fixing the fair value of such AlbertaCo Shares, giving judgment in that amount against AlbertaCo in favour of the Dissenting Shareholders and fixing the time by which AlbertaCo must pay that amount to the Dissenting Shareholder. If such an

application is made by a Dissenting Shareholder, AlbertaCo shall, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer (the "**Offer to Purchase**") to pay to the Dissenting Shareholder, an amount considered by the AlbertaCo Board of Directors to be the fair value of the subject AlbertaCo Shares, together with a statement showing how the fair value of the subject AlbertaCo Shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the Dissenting Shareholders' AlbertaCo Shares, a Dissenting Shareholder may make an agreement with AlbertaCo for the purchase of his AlbertaCo Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each Dissenting Shareholder within 10 days of AlbertaCo being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the Dissenting Shareholder of all or part of the sum offered by AlbertaCo for the AlbertaCo Shares, the deposit of the share certificates representing the AlbertaCo Shares, and other matters.

If AlbertaCo is not permitted to make a payment to a Dissenting Shareholder due to there being reasonable grounds for believing that AlbertaCo is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of AlbertaCo's assets would thereby be less than the aggregate of its liabilities, then AlbertaCo shall, within ten days after the pronouncement of an order, or the making of an agreement between the Dissenting Shareholder and AlbertaCo as to the payment to be made for his AlbertaCo Shares, notify each Dissenting Shareholder that it is unable lawfully to pay such Dissenting Shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a Dissenting Shareholder by the Court, if AlbertaCo is not permitted to make a payment to a Dissenting Shareholder for the reasons stated in the previous paragraph, the Dissenting Shareholder by written notice delivered to AlbertaCo within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his Dissent Notice in which case AlbertaCo is deemed to consent to the withdrawal and the full rights as an AlbertaCo Shareholder are restored, failing which the Dissenting Shareholder retains status as a as a claimant against AlbertaCo to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of AlbertaCo but in priority to AlbertaCo Shareholders.

In order to be effective, a written Dissent Notice must be received by the President of AlbertaCo, Suite 220, Franklin Atrium, 3015 – 5th Avenue NE, Calgary, Alberta, T2A 6T8, prior to the commencement of the AlbertaCo Meeting.

The AlbertaCo Board of Directors may elect not to proceed with the transactions contemplated in the AlbertaCo Continuance Resolution if any Dissent Notices are received.

Persons who are beneficial owners of AlbertaCo Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to exercise Dissent Rights should be aware that only a registered AlbertaCo Shareholder is entitled to dissent. An AlbertaCo Shareholder who beneficially owns AlbertaCo Shares but is not the registered holder thereof, should contact the registered holder for assistance.

The foregoing discussion is only a summary of the provisions of Section 191 of the ABCA which are technical and complex. An AlbertaCo Shareholder who intends to exercise Dissent Rights with respect to the AlbertaCo Continuance Resolution should carefully consider and comply with Section 191 of ABCA. It is suggested that any AlbertaCo Shareholder who intends to exercise Dissent Rights seek legal advice as failure to comply strictly with the applicable provisions of the ABCA may prejudice the availability of such Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process. For a

general summary of certain income tax implications to a Dissenting Shareholder, see "Other Information - Canadian Federal Income Tax Considerations."

Rights of Dissent to the Amalgamation

Registered TSA Shareholders are entitled to exercise Dissent Rights from the TSA Amalgamation Resolution and registered AlbertaCo Shareholders are entitled to exercise Dissent Rights from the AlbertaCo Amalgamation Resolution in the manner provided in Section 185 of the OBCA. Section 185 of the OBCA is reprinted in its entirety and attached to this Circular at Schedule G. The following summary is qualified by the provisions of Section 185 of the OBCA.

The obligations of TSA and AlbertaCo to complete the Amalgamation is subject to the condition that the holders of not more than 5% of the outstanding TSA Shares or the AlbertaCo Shares, as the case may be, exercise their Dissent Rights with respect to the TSA Amalgamation Resolution or the AlbertaCo Amalgamation Resolution, as the case may be.

In the event the TSA Amalgamation and the AlbertaCo Amalgamation Resolution become effective, a Dissenting Shareholder who complies with Section 185 of the OBCA will be entitled to be paid by Amalco the fair value of the TSA Shares or the AlbertaCo Shares, as the case may be, held by such Dissenting Shareholder determined as at the Effective Time on the Effective Date.

A registered TSA Shareholder who wishes to exercise Dissent Rights must send a Dissent Notice to TSA, such that it is received by TSA not later than 10:00 a.m. (Toronto time) on the Business day immediately preceding the day of the TSA Meeting, at 720-789 West Pender Street, Vancouver, British Columbia, V6C 1H2, Attention: President, or by the Secretary of TSA or the Chairman of the TSA Meeting prior to the start time of the TSA Meeting. A registered AlbertaCo Shareholder who wishes to exercise Dissent Rights must send a Dissent Notice to AlbertaCo, such that it is received by AlbertaCo not later than 2:00 p.m. (Calgary time) on the Business day immediately preceding the day of the AlbertaCo Meeting, at 220, 3015-5th Ave. N.E., Calgary, AB, T2A 6T8, Attention: Dave Guebert, or by the Secretary of AlbertaCo or the Chairman of the AlbertaCo Meeting prior to the start time of the AlbertaCo Meeting.

The filing of a Dissent Notice does not deprive a TSA Shareholder or an AlbertaCo Shareholder of the right to vote; however, the OBCA provides, in effect, that a TSA Shareholder or an AlbertaCo Shareholder who has submitted a Dissent Notice and who votes in favour of the TSA Amalgamation Resolution or the AlbertaCo Amalgamation Resolution, as the case may be, will no longer be considered a Dissenting Shareholder with respect to the TSA Shares or the AlbertaCo Shares, as the case may be, voted in favour of the TSA Amalgamation Resolution and the AlbertaCo Amalgamation Resolution, as the case may be. The OBCA does not provide, and TSA and AlbertaCo will not assume, that a vote against the TSA Amalgamation Resolution or the AlbertaCo Amalgamation Resolution, as the case may be, constitutes a Dissent Notice. In addition, the execution or exercise of a proxy does not constitute a Dissent Notice. Under the OBCA, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may only exercise Dissent Rights with respect to all TSA Shares or AlbertaCo Shares, as the case may be, held on behalf of any one beneficial owner that are registered in the name of the Dissenting Shareholder.

Amalco is required, within 10 days after the TSA Shareholders and the AlbertaCo Shareholders adopt the TSA Amalgamation Resolution and the AlbertaCo Amalgamation Resolution, to send to each registered TSA Shareholder and AlbertaCo Shareholder who has filed a Dissent Notice, notice that the TSA Amalgamation Resolution and the AlbertaCo Amalgamation Resolution has been adopted, but such notice is not required to be sent to any registered TSA Shareholder or AlbertaCo Shareholder who voted

for the TSA Amalgamation Resolution and the AlbertaCo Amalgamation Resolution or who has withdrawn such Dissent Notice.

A Dissenting Shareholder must then, within 20 days after the Dissenting Shareholder receives notice that the TSA Amalgamation Resolution and the AlbertaCo Amalgamation Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the TSA Amalgamation Resolution or the AlbertaCo Amalgamation Resolution has been adopted, send to TSA or AlbertaCo a written notice (a "**Payment Demand**") containing the name and address of the Dissenting Shareholder, the number of TSA Shares or AlbertaCo Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such TSA Shares or AlbertaCo Shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to TSA, AlbertaCo or the Depositary, the certificates representing the TSA Shares or the AlbertaCo Shares in respect of which such Payment Demand was made. A Dissenting Shareholder who fails to send the certificates representing the TSA Shares or the AlbertaCo Shares in respect of which the Dissent Right has been exercised has no right to make a claim under Section 185 of the OBCA. TSA, AlbertaCo or the Depositary will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

On sending a Payment Demand to TSA or AlbertaCo, a Dissenting Shareholder ceases to have any rights as a TSA Shareholder or a AlbertaCo Shareholder, other than the right to be paid the fair value of the TSA Shares or AlbertaCo Shares in respect of which such Payment Demand was made, except pursuant to the provisions of Section 185 of the OBCA.

Amalco is required, not later than seven days after the later of the Effective Date or the date on which TSA or AlbertaCo received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand a written offer to pay (an "**Offer to Pay**") for the TSA Shares or the AlbertaCo Shares in respect of which such Payment Demand was made in an amount considered by the Board of Directors of Amalco to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Amalco is required to pay for the TSA Shares or the AlbertaCo Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if Amalco does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Amalco fails to make an Offer to Pay for the TSA Shares or the AlbertaCo Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an offer that has been made, Amalco may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the TSA Shares or the AlbertaCo Shares of Dissenting Shareholders. If Amalco fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose TSA Shares or AlbertaCo Shares have not been purchased by Amalco will be joined as parties and bound by the decision of the Court and Amalco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the right of such Dissenting Shareholder to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party and the Court will then fix a fair value for the TSA Shares or the AlbertaCo Shares of all Dissenting Shareholders. The final order of the Court will be rendered against Amalco in favour of each Dissenting Shareholder and for the amount of the fair

value of each Dissenting Shareholder's TSA Shares or AlbertaCo Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Persons who are beneficial owners of AlbertaCo Shares or TSA Shares registered in the name of a broker, custodian, nominee or other intermediary who wishes to exercise Dissent Rights should be aware that only a registered TSA Shareholder or AlbertaCo Shareholder, as the case may be, is entitled to exercise Dissent Rights. A TSA Shareholder or AlbertaCo Shareholder who beneficially owns AlbertaCo Shares or TSA Shares but is not the registered holder thereof, should contact the registered holder for assistance.

The foregoing is only a summary of the provisions of Section 185 of the OBCA, which provisions are technical and complex. It is suggested that any TSA Shareholder or AlbertaCo Shareholder wishing to exercise Dissent Rights seek legal advice as failure to comply strictly with the provisions of the OBCA may prejudice such TSA Shareholders' or AlbertaCo Shareholders' Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Other Information Canadian Federal Income Tax Considerations."

Legal Matters

Certain legal matters in connection with the Reorganization will be passed upon by Cassels Brock & Blackwell LLP on behalf of TSA and by Burnet, Duckworth & Palmer LLP on behalf of AlbertaCo.

Documents Incorporated by Reference

TSA

The following documents pertaining to TSA are hereby incorporated by reference and are deemed to be part of this Circular:

(i) TSA's Management's Discussion and Analysis for the three month period ended March 31, 2008;

(ii) TSA's Unaudited Interim Financial Statements for the period ending March 31, 2008;

(iii) TSA's Audited Financial Statements for the year ended December 31, 2007;

(iv) TSA's Audited Financial Statements for the year ended December 31, 2006;

(v) TSA's Audited Financial Statements for the year ended December 31, 2005;

(vi) TSA's Management's Discussion and Analysis for the year ended December 31, 2007; and

(vii) TSA's Annual Information Form for the year ended December 31, 2004.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, information circulars, annual information forms and business acquisition reports filed by TSA with the securities commission or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the completion of the Amalgamation should be deemed to be incorporated by reference and form

part of this Circular. Additional information with respect to the business and affairs of TSA is set forth in Exhibit A and is available on SEDAR at www.sedar.com.

AlbertaCo

The following documents pertaining to AlbertaCo are hereby incorporated by reference and are deemed to be part of this Circular:

(i) AlbertaCo's Management's Discussion and Analysis for the three month period ended March 31, 2008;

(ii) AlbertaCo's Management's Discussion and Analysis for the year ended December 31, 2007;

(iii) AlbertaCo's Unaudited Interim Financial Statements for the three month period ending March 31, 2008; and

(iv) AlbertaCo's Audited Financial Statements for the year ended December 31, 2007.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports filed by AlbertaCo with the securities commission or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the completion of the Amalgamation shall be deemed to be incorporated and form part of this Circular. Additional information with respect to the business and affairs of AlbertaCo is set forth in Exhibit B and is available on SEDAR at www.sedar.com.

TSA Directors' Approval

The contents and the sending of this Circular to TSA Shareholders have been approved by the TSA Board of Directors.

AlbertaCo has provided the information contained in this Circular concerning AlbertaCo and its subsidiaries and business and operations, including the information incorporated by reference herein, and AlbertaCo's financial information and financial statements. TSA assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of AlbertaCo to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia this 17th day of June, 2008.

BY ORDER OF THE BOARD

JOHN K. CAMPBELL
President and Chief Executive Officer

AlbertaCo Directors' Approval

The contents and the sending of this Circular to AlbertaCo Shareholders have been approved by the AlbertaCo Board of Directors.

TSA has provided the information contained in this Circular concerning TSA and its subsidiaries and business and operations, including the information incorporated by reference herein, and TSA's financial information and financial statements. AlbertaCo assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of TSA to disclose facts or events which may affect the accuracy of any such information.

DATED at Toronto, Ontario this 17th day of June, 2008.

BY ORDER OF THE BOARD

ROBERT POLLOCK
President and Chief Executive Officer

SCHEDULE A
COMBINATION AGREEMENT

COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT made as of the 11th day of May, 2008.

BETWEEN:

TRANS AMERICA INDUSTRIES LTD., a body corporate incorporated under the laws of the Province of British Columbia, having an office in the City of Vancouver, in the Province of British Columbia (hereinafter called "**TSA**")

OF THE FIRST PART

AND

1322256 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "**AlbertaCo**")

OF THE SECOND PART

WHEREAS TSA and AlbertaCo intend to effect a business combination transaction whereby, among other things, TSA and AlbertaCo will amalgamate and continue as one corporation in accordance with the terms and conditions hereof;

AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein pursuant to an amalgamation under the OBCA;

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 In this Agreement, including in the recitals, unless the context otherwise requires:

(a) **"Affiliate"** has the meaning ascribed thereto in the OBCA;

(b) **"Agreement"** means this combination agreement, including the recitals and all exhibits, schedules and appendices to this combination agreement, as amended or supplemented from time to time in accordance with the provisions of this combination agreement, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) **"AlbertaCo"** means 1322256 Alberta Ltd., a corporation continued under the laws of the Province of Alberta;

(d) **"AlbertaCo Acquisition Proposal"** has the meaning set forth in Section 8.2 hereof;

(e) **"AlbertaCo Change in Recommendation"** has the meaning set forth in Section 4.1(g) hereof;

(f) **"AlbertaCo Continuance"** means the continuance of AlbertaCo as an OBCA corporation under the OBCA as set forth in Article 11 hereof;

(g) **"AlbertaCo Financial Statements"** means the audited consolidated financial statements of AlbertaCo for the years ended December 31, 2007, 2006 and 2005;

(h) **"AlbertaCo Meeting"** means the annual and special meeting of the holders of the AlbertaCo Shares to be called to, *inter alia*, consider and, if thought fit, authorize, approve and adopt a resolution to approve the AlbertaCo Continuance and the Amalgamation;

(i) **"AlbertaCo Non-Voting Shares"** means the non-voting common shares of AlbertaCo, as constituted on the date hereof;

(j) **"AlbertaCo Options"** means, collectively, all outstanding options to purchase AlbertaCo Shares pursuant to AlbertaCo's existing option plan or otherwise;

(k) **"AlbertaCo Proposed Agreement"** shall have the meaning set forth in Section 8.2 hereof;

(l) **"AlbertaCo Public Documents"** means all documents or information filed by or on behalf of AlbertaCo in compliance with or intended compliance with Applicable Laws;

(m) **"AlbertaCo Shareholders"** means the holders of AlbertaCo Shares;

(n) **"AlbertaCo Shares"** means the AlbertaCo Voting Shares and the AlbertaCo Non-Voting Shares, as constituted on the date hereof;

(o) **"AlbertaCo Superior Proposal"** shall have the meaning set forth in Section 8.2 hereof;

(p) **"AlbertaCo Voting Shares"** means the voting common shares of AlbertaCo, as constituted on the date hereof;

(q) **"Amalco"** means the amalgamated corporation resulting form the amalgamation of AlbertaCo and TSA, which will carry on business under the name "Primary Corp.";

(r) **"Amalco Options"** means the options to purchase Amalco Shares pursuant to the stock option plan of Amalco to be approved at the Meeting;

(s) **"Amalco Shareholders"** means the holders of Amalco Shares;

(t) **"Amalco Shares"** means the common shares of Amalco to be created and issued in connection with the Amalgamation;

(u) **"Applicable Laws"** means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges, including the TSX and TSXV, all securities laws, regulations and rules and all policies of the provinces of Canada, the *United States Securities Act of 1933*, as amended (the **"Securities Act"**), the *United States Securities Exchange Act of 1934*, as amended (the **"Exchange Act"**);

(v) **"Amalgamation"** means the amalgamation of TSA and AlbertaCo pursuant to Section 174 of the OBCA, on the terms and conditions set forth in the Amalgamation Agreement;

(w) **"Amalgamation Agreement"** means the agreement attached as Exhibit 1 setting out the terms and means of effecting the Amalgamation;

(x) **"Articles of Amalgamation"** means the articles of amalgamation set forth in Exhibit 2 together with such changes or amendments thereto as are permitted hereby or otherwise agreed to by AlbertaCo and TSA;

(y) **"business day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary for the transaction of banking business;

(z) **"Certificate of Amalgamation"** means the certificate to be issued by the Registrar pursuant to subsection 178 of the OBCA giving effect to the Amalgamation;

(aa) **"Closing"** means the completion of the Amalgamation;

(bb) **"Continuances"** means, collectively, the AlbertaCo Continuance and the TSA Continuance;

(cc) **"Contract"** means any agreement, contract, licence, undertaking, engagement, or commitment of any nature, written or oral, including any: (i) lease of personal property, (ii) unfilled purchase order, (iii) forward commitment for supplies or materials or other forward contract, (iv) derivative contract, or (v) restrictive agreement or negative covenant agreement;

(dd) **"control"** means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

(ee) **"Director"** means the director appointed under Section 278 of the OBCA;

(ff) **"Dissenting Shareholders"** means the TSA Shareholders or the AlbertaCo Shareholders who exercise the right of dissent available to such holders in respect of the special resolution be placed before the TSA Shareholders and the AlbertaCo Shareholders at the Meeting to approve the Amalgamation and the Continuances;

(gg) **"Effective Date"** means the date shown on the Certificate of Amalgamation;

(hh) **"Effective Time"** means 12:01 a.m. (Toronto time) on the Effective Date;

(ii) **"Employee Obligations"** means any obligations or liabilities of TSA or AlbertaCo to pay any amount to or on behalf of the officers, directors, employees or consultants of TSA or AlbertaCo, other than for salary, bonuses under their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of TSA or AlbertaCo to their respective directors, officers, or employees for severance or termination payments or any other manner of payment whatsoever (including retention bonuses) on or relating to a change of control, pursuant to any agreement or severance policy;

(jj) **"Employee Plans"** means all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, maintained for employees, including, without limitation:

  (i) any employee benefit plan or material fringe benefit plan;

  (ii) any retirement savings plan, pension plan or compensation plan, including, without limitation, any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement income plan;

(iii) any bonus, profit sharing, deferred compensation, incentive compensation, stock compensation, stock purchase, hospitalization, health, drug, dental, legal disability, insurance (including without limitation unemployment insurance), vacation pay, severance pay or other benefit plan, arrangement or practice with respect to employees or former employees, individuals working on contract, or other individuals providing services of a kind normally provided by employees; and

(iv) where applicable, all statutory plans, including, without limitation, the Canada or Quebec Pension Plans;

(kk) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried, participation, net profits or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(ll) "**Financing**" means the non-brokered private placement consisting of 222,727,273 AlbertaCo Shares completed on November 8, 2007 for gross proceeds of $12,250,000 at a price of $0.055 per share;

(mm) "**Governmental Authority**" means (i) any international, multinational, national, federal, provincial, state, municipal, local or other government or governmental or public ministry, department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority, or (iv) any stock exchange or securities market;

(nn) "**in writing**" means written information including documents, files, records, books and other materials made available, delivered or produced by or on behalf of a party to the other party or its agents, advisors or representatives in the course of a party conducting its due diligence review in respect of the other party prior to the date of this Agreement;

(oo) "**Income Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder;

(pp) "**Information Circular**" means the joint management information circular of TSA and AlbertaCo to be mailed to TSA Shareholders and AlbertaCo Shareholders in connection with the holding of the Meetings;

(qq) "**Liability**" of any person means and includes:

(a) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured;

(b) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and

(c) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(rr) "**Ordinary Course**" means, with respect to an actions taken by:

(i) AlbertaCo, that such action is consistent with the past practices of AlbertaCo since the Spin-Off and with actions taken by entities whose activities are limited to making equity and debt investments and is taken in the ordinary course of the normal day to day operations of AlbertaCo; and

(ii) TSA, that such action is consistent with the past practices of TSA and is taken in the ordinary course of the normal day to day operations of TSA;

(ss) "**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a party or its subsidiaries which is materially adverse to the business of that party on a consolidated basis, which shall include, in respect of each party, a determination by the other party, acting reasonably, following due investigation, that there exists (a) a material defect or deficiency in the title to the assets of the party to which the change has occurred, or (b) a previously undisclosed Encumbrance of material significance on the assets of the party to which the change has occurred; but "Material Adverse Change" shall not include a change resulting from (i) a matter of which the other party has been advised of in writing as of the date of this Agreement, (ii) a change in property prices, or (iii) changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of the party to which the change has occurred, as applicable, provided further that a change will not be a Material Adverse Change unless such change or changes in aggregate relates to one or more adverse changes from a financial point of view of at least $50,000 in the case of AlbertaCo and at least $200,000 in the case of TSA;

(tt) "**Material Adverse Effect**" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of a party, as applicable, on a consolidated basis; but shall not include an effect resulting from (i) a matter of which the other party has been advised of in writing as of the date of this Agreement, or (ii) changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of AlbertaCo or TSA, as applicable, provided however that an effect will not be a Material Adverse Effect unless such effect or effects in aggregate relates to one or more adverse effects from a financial point of view of at least $50,000 in the case of AlbertaCo and at least $200,000 in the case of TSA,

(uu) "**Meetings**" means, collectively, the AlbertaCo Meeting and the TSA Meeting;

(vv) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(ww) "**OBCA**" means the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended, including the regulations promulgated thereunder;

(xx) "**person**" includes any individual, partnership, firm, trust, body corporate, Governmental Authority, unincorporated body of persons or association;

(yy) "**Returns**" means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(zz) **"SEDAR"** means the System for Electronic Data Analysis and Retrieval operated by CDS Inc.;

(aaa) **"Spin-Off"** means the sale of the biotechnology business of AlbertaCo, including all assets and intellectual property, to Tekmira Pharmaceuticals Corporation as of May 1, 2007;

(bbb) **"Subsidiary"** means "subsidiary" as that term is defined and interpreted in National Instrument 45-106 of the Canadian Securities Administrators (ignoring the differing interpretation of control for purposes of Part 2, Division 4 of that instrument);

(ccc) **"Taxes"** mean all taxes, levies, charges and assessments, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), alternative or minimum taxes payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, customs duties, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which AlbertaCo or TSA, as applicable, is required to pay, withhold or collect;

(ddd) **"Transfer Agent"** means the transfer agent and registrar for Amalco;

(eee) **"TSA"** means Trans America Industries Ltd., a corporation incorporated under the laws of the Province of British Columbia;

(fff) **"TSA Acquisition Proposal"** shall have the meaning set forth in Section 9.2 hereof;

(ggg) **"TSA Change in Recommendation"** has the meaning set forth in Section 3.1(g) hereof;

(hhh) **"TSA Continuance"** means the continuance of TSA as an OBCA corporation under the OBCA as set forth in Article 11 hereof;

(iii) **"TSA Financial Statements"** means the audited consolidated financial statements of TSA (or its predecessors in interest) for the years ended December 31, 2007, 2006 and 2005;

(jjj) **"TSA Meeting"** means the annual and special meeting of the holders of the TSA Shares to be called to, *inter alia*, consider and, if thought fit, authorize, approve and adopt a resolution to approve the TSA Continuance and the Amalgamation;

(kkk) **"TSA Options"** means, collectively, all outstanding options to purchase TSA Shares pursuant to TSA's existing option plan or otherwise;

(lll) **"TSA Proposed Agreement"** shall have the meaning set forth in Section 9.2 hereof;

(mmm) **"TSA Public Documents"** means all documents or information filed by or on behalf of TSA in compliance with or intended compliance with Applicable Laws;

(nnn) **"TSA Shares"** means the common shares in the capital stock of TSA;

(ooo) **"TSA Superior Proposal"** shall have the meaning set forth in Section 9.2 hereof;

(ppp) **"TSA Technical Report"** means the report prepared by Broad Oak Associates evaluating the Ambrosia Lake Uranium Project as of May 15, 2007;

(qqq) **"TSX"** means the Toronto Stock Exchange; and

(rrr) **"TSXV"** means the TSX Venture Exchange.

1.2 The following Exhibits form part of this Agreement:

Exhibit 1 – Amalgamation Agreement
Exhibit 2 - Articles of Amalgamation
Exhibit 3 - TSA Convertible Securities

ARTICLE 2
INTERPRETATION

2.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2 Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause, exhibit or schedule, respectively, bearing that designation in this Agreement.

2.3 In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

2.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5 References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6 Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7 All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

2.8 All references to the date of this Agreement, "the date hereof" or similar expressions or references shall mean the date listed on the face page of this Agreement, except as is expressly provided herein.

ARTICLE 3
ALBERTACO'S CLOSING CONDITIONS

3.1 The obligations of AlbertaCo to complete the transactions contemplated herein are subject to the fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by TSA in Section 7.1 in this Agreement shall be true as of the Effective Date as if made on and as of such date (except to the extent such representation and warranty speaks as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on TSA. TSA shall have provided to AlbertaCo a certificate of two officers of TSA certifying as to such matters on the Effective Date and AlbertaCo shall have no actual knowledge to the contrary;

(b) TSA shall have complied in all material respects with their respective covenants in this Agreement and TSA shall have provided to AlbertaCo a certificate of two officers of TSA certifying as to such compliance and AlbertaCo shall have no actual knowledge to the contrary;

(c) immediately prior to the Effective Time: (i) the aggregate number of TSA Shares issued and outstanding will total an aggregate of not more than 31,204,425 (as may be adjusted, as contemplated herein, in order to give effect to the exercise of any outstanding TSA Options or other convertible securities); (ii) there will be no other shares of TSA outstanding; and (iii) no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued TSA Shares other than those described in Exhibit 3 and TSA shall provide to AlbertaCo a certificate of an officer of TSA or of the transfer agent and registrar for the TSA Shares as to the issued and outstanding TSA Shares as at the Effective Date;

(d) TSA shall not have committed any act, the result of which was to cause a Material Adverse Change with respect to TSA;

(e) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of AlbertaCo, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to TSA or that would materially impede consummating the Amalgamation;

(f) before giving effect to the transactions contemplated by this Agreement, there shall have been no Material Adverse Change with respect to TSA from that disclosed in the TSA Public Documents or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change with respect to TSA;

(g) the board of directors of TSA shall not have changed, withdrawn or modified its endorsement of the Amalgamation, its determination that the Amalgamation is fair and in the best interests of TSA and the TSA Shareholders and its recommendation that TSA Shareholders vote in favour of the Amalgamation (a "**TSA Change in Recommendation**");

(h) TSA shall not have incurred any expenses or liabilities from December 31, 2007 until the Effective Date, other than Ordinary Course operating expenses, or those expenses incurred in connection with the transactions contemplated by this Agreement; and

(i) holders of not more than 5% of the issued and outstanding TSA Shares shall have exercised rights of dissent in relation to the Amalgamation and TSA shall have provided to AlbertaCo a certificate of an officer of TSA certifying on the Effective Date the number of TSA Shares in respect of which, to such officer's knowledge, the holders thereof have exercised rights of dissent.

3.2 The foregoing conditions precedent are for the benefit of AlbertaCo and may be waived, in whole or in part, by AlbertaCo on behalf of itself in writing at any time. If any of the said conditions precedent shall not be complied with or waived by AlbertaCo on or before the date required for the performance thereof, AlbertaCo may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice from AlbertaCo to TSA.

ARTICLE 4
TSA'S CLOSING CONDITIONS

4.1 The obligation of TSA to complete the transactions contemplated herein is subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by AlbertaCo in Section 6.1 hereof shall be true as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak to a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on AlbertaCo and AlbertaCo shall have provided to TSA a certificate of two officers or directors of AlbertaCo certifying as to such matters on the Effective Date and TSA shall have no knowledge to the contrary;

(b) AlbertaCo shall have complied in all material respects with its covenants in this Agreement and AlbertaCo shall have provided to TSA a certificate of two officers certifying as to such compliance and TSA shall have no actual knowledge to the contrary;

(c) immediately prior to the Effective Time: (i) the aggregate number of AlbertaCo Shares issued and outstanding will total an aggregate of not more than 247,291,121 AlbertaCo Voting Shares and 105,131,437 AlbertaCo Non-Voting Shares (as may be adjusted, as contemplated herein, in order to give effect to the exercise of any outstanding AlbertaCo Options and the accrual of interest on the convertible debentures of AlbertaCo subsequent to April 30, 2008, which accrual will result in an additional 1,016.44 AlbertaCo Non-Voting Shares being issued for each day from April 30, 2008 until conversion); (ii) there will be no other shares of AlbertaCo outstanding; and (iii) no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued AlbertaCo Shares other than on exercise of the then outstanding AlbertaCo Options and AlbertaCo shall provide to TSA a certificate of an officer of AlbertaCo or of the transfer agent and registrar of the AlbertaCo Shares as to the issued and outstanding AlbertaCo Shares as at the Effective Date;

(d) AlbertaCo shall not have committed any act, the result of which was to cause a Material Adverse Change with respect to AlbertaCo;

(e) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of TSA, acting reasonably, directly or indirectly, has or may have a

Material Adverse Effect with respect to AlbertaCo or that would materially impede consummating the Amalgamation;

(f) before giving effect to the transactions contemplated by this Agreement, there shall have been no Material Adverse Change with respect to AlbertaCo from that disclosed in the AlbertaCo Public Documents or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change with respect to AlbertaCo;

(g) the board of directors of AlbertaCo shall not have changed, withdrawn or modified its endorsement of the Amalgamation, its determination that the Amalgamation is fair and in the best interests of AlbertaCo and the AlbertaCo Shareholders and its recommendation that AlbertaCo Shareholders vote in favour of the Amalgamation (an "**AlbertaCo Change in Recommendation**");

(h) AlbertaCo shall not have incurred any expenses or liabilities from December 31, 2007 until the Effective Date, other than Ordinary Course operating expenses, or those expenses incurred in connection with the transactions contemplated by this Agreement; and

(i) holders of not more than 5% of the issued and outstanding AlbertaCo Shares shall have exercised rights of dissent in relation to the Amalgamation and AlbertaCo shall have provided to TSA a certificate of an officer of AlbertaCo certifying on the Effective Date the number of AlbertaCo Shares in respect of which, to such officer's knowledge, the holders thereof have exercised rights of dissent.

4.2 The foregoing conditions precedent are for the benefit of TSA and may be waived, in whole or in part, by TSA in writing at any time. If any of the said conditions precedent shall not be complied with or waived by TSA on or before the date required for the performance thereof, TSA may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice to AlbertaCo.

ARTICLE 5
MUTUAL CLOSING CONDITIONS

5.1 The obligations of TSA and AlbertaCo to complete the transactions contemplated herein are subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) AlbertaCo Shareholders shall have passed a special resolution to approve a reduction in the stated capital of the AlbertaCo Shares by the amount of the deficit at the date of the last balance sheet of AlbertaCo filed prior to the mailing of the Information Circular;

(b) TSA Shareholders shall have passed a special resolution to approve a reduction in the deficit of the TSA Shares by the amount of the deficit at the date of the last balance sheet of TSA filed prior to the mailing of the Information Circular;

(c) a special resolution shall have been passed by the AlbertaCo Shareholders (the holders of AlbertaCo Shares and AlbertaCo Non-Voting Shares voting as separate classes) on or before September 30, 2008 in form and substance satisfactory to each of TSA and AlbertaCo, acting reasonably, duly approving the AlbertaCo Continuance;

(d) articles of continuance respecting the AlbertaCo Continuance shall be in form and substance satisfactory to TSA and AlbertaCo, acting reasonably;

(e) the AlbertaCo Continuance shall have become effective on or before September 30, 2008;

(f) a special resolution shall have been passed by the TSA Shareholders on or before September 30, 2008 in form and substance satisfactory to each of TSA and AlbertaCo, acting reasonably, duly approving the TSA Continuance;

(g) Articles of Continuance respecting the TSA Continuance shall be in form and substance satisfactory to TSA and AlbertaCo, acting reasonably;

(h) the TSA Continuance shall have become effective on or before September 30, 2008;

(i) a special resolution shall have been passed by the AlbertaCo Shareholders (the holders of AlbertaCo Shares and AlbertaCo Non-Voting Shares voting as separate classes) and TSA Shareholders on or before September 30, 2008 in form and substance satisfactory to each of TSA and AlbertaCo, acting reasonably, duly approving the Amalgamation;

(j) the Articles of Amalgamation shall be in form and substance satisfactory to TSA and AlbertaCo, acting reasonably;

(k) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Amalgamation or Continuances any other transactions contemplated herein; or

    (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(l) all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX or TSXV (as applicable) to the Amalgamation and the listing of the Amalco Shares issuable under the Amalgamation, or applicable antitrust authorities, shall have been obtained on terms and conditions satisfactory to AlbertaCo and TSA, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Amalgamation, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period.

5.2 The foregoing conditions are for the mutual benefit of TSA and AlbertaCo and may be waived, in whole or in part, by TSA and AlbertaCo together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, TSA or AlbertaCo may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other party.

ARTICLE 6
ALBERTACO'S REPRESENTATIONS AND WARRANTIES

6.1 AlbertaCo hereby represents and warrants (and, as applicable, covenants) to TSA as follows and acknowledges that TSA is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a) AlbertaCo is a corporation duly continued and organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. AlbertaCo has not conducted any active business since May 1, 2007 and since that date has not conducted any activities other than in connection with this Agreement and the Amalgamation, in connection with the Financing, in connection with pursuing a new business to operate (including making investments with cash on hand consistent with the planned business of Amalco) and in connection with its obligations as a reporting issuer under Canadian securities laws. AlbertaCo is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on AlbertaCo.

(b) AlbertaCo has the requisite corporate authority to enter into this Agreement and all agreements contemplated hereunder and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and all agreements contemplated hereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by AlbertaCo's board of directors, and no other corporate proceedings on the part of AlbertaCo are necessary to authorize this Agreement or any other agreement contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement and all agreements contemplated hereunder to which AlbertaCo is a party have been or will be on or before the Effective Date duly executed and delivered by AlbertaCo and constitute the legal, valid and binding obligations of AlbertaCo enforceable against AlbertaCo in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

(c) Except as previously disclosed in writing to TSA, neither the execution and delivery of this Agreement or any other agreement contemplated hereunder by AlbertaCo, the consummation of the transactions contemplated hereby and thereby nor compliance by AlbertaCo with any of the provisions hereof and thereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Encumbrance upon any of the properties or assets of AlbertaCo under, any of the terms, conditions or provisions of (x) the constating documents of AlbertaCo or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other material instrument or obligation to which AlbertaCo is a party or to it, or any of its properties or assets, may be subject or by which AlbertaCo is bound (except for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on AlbertaCo or materially impede the ability of AlbertaCo to consummate the transactions contemplated hereby); (ii) subject to compliance with the provisions of Applicable Laws and any pre-merger notification statutes, violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to AlbertaCo (except for such violations, which would not have any Material Adverse Effect on AlbertaCo or materially impede the ability of AlbertaCo to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on AlbertaCo.

(d) Except as previously disclosed in writing to TSA, and other than in connection with or in compliance with the provisions of Applicable Laws and any pre-merger notification statutes, (i) there is no legal impediment to AlbertaCo's consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is

necessary by AlbertaCo in connection with the making or the consummation of the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on AlbertaCo or materially impede the ability of AlbertaCo to consummate the transactions contemplated hereby.

(e) AlbertaCo is a reporting issuer in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(f) As of the date hereof, the authorized share capital of AlbertaCo consists of an unlimited number of AlbertaCo Voting Shares and an unlimited number of AlbertaCo Non-Voting Shares. As of the date hereof, only 247,291,121 AlbertaCo Voting Shares, no AlbertaCo Non-Voting Shares and no other shares are issued and outstanding. In addition, there are 3,250,000 AlbertaCo Options outstanding, each entitling the holder thereof to acquire one (1) AlbertaCo Voting Share at a weighted average exercise price of $0.053942 per share. Other than as disclosed in the preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by AlbertaCo of any shares of AlbertaCo or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares or securities of AlbertaCo, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the price or market value of AlbertaCo Shares or upon the price or market value of AlbertaCo Shares or upon the book value, income or other attribute of AlbertaCo other than the convertible debentures of AlbertaCo, which are convertible into 105,143,635 AlbertaCo Non-Voting Shares. All outstanding AlbertaCo Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(g) Since December 31, 2007, there has not been any Material Adverse Change in respect of AlbertaCo.

(h) To the best of the knowledge of AlbertaCo, all material data and information provided by AlbertaCo to TSA and its agents and representatives is complete and true and correct in all material respects.

(i) Except (a) as disclosed or reflected in the AlbertaCo Financial Statements, and (b) for Liabilities (i) incurred in the Ordinary Course, (ii) pursuant to the terms of this Agreement, or (iii) as disclosed in writing to TSA prior to the date of this Agreement, AlbertaCo has not incurred any Liabilities in an amount greater than $100,000 of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of AlbertaCo as of the date hereof.

(j) AlbertaCo has not retained nor will it retain any financial advisor, broker, agent or finder and has not paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated.

(k) Since December 31, 2007, AlbertaCo has not taken any action that would be in violation of Section 8.1 hereof if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of AlbertaCo and would not materially affect AlbertaCo's ability to consummate the transactions contemplated hereby.

(l) AlbertaCo has posted to SEDAR and filed with the securities regulatory authorities in the applicable provinces of Canada true and complete copies of (i) AlbertaCo's Information Circular relating to an annual general meeting of shareholders of AlbertaCo held May 18, 2007; AlbertaCo's Management's Discussion and Analysis for the year ended December 31, 2007; and (iii) AlbertaCo's audited financial statements for the year ended December 31, 2007. As of their respective dates, such documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of law including securities laws. The audited financial statements and unaudited interim financial statements of AlbertaCo publicly issued by AlbertaCo and posted to SEDAR were prepared in accordance with generally accepted accounting principles in Canada, and fairly present the financial position, results of operations and changes in financial position of AlbertaCo as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(m) AlbertaCo will, during the term of this Agreement, deliver to TSA as soon as they become available true and complete copies of any report or statement filed by it with any securities regulatory authority under Applicable Law subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by TSA, as to which AlbertaCo makes no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will comply in all material respects with all Applicable Laws, including all securities laws. The AlbertaCo financial statements issued by AlbertaCo or to be included in such reports and statements (excluding any information therein provided by TSA, as to which AlbertaCo makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada, and will present fairly the financial position, results of operations and changes in financial position of AlbertaCo as of the dates thereof and for the periods indicated therein.

(n) AlbertaCo has no Subsidiaries.

(o) The corporate records and minute books of AlbertaCo have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

(p) Except as set forth or specifically reflected in any document disclosed in writing to TSA prior to the date hereof, there is no claim, action, proceeding or investigation pending or, to the knowledge of AlbertaCo, threatened against or relating to AlbertaCo or affecting any of its properties or assets before any Governmental Authority that, if adversely determined, is likely to have a Material Adverse Effect on AlbertaCo or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Amalgamation, nor is AlbertaCo aware of any basis for any such claim, action, proceeding or investigation. AlbertaCo is not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on AlbertaCo or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Amalgamation.

(q) To the best of the knowledge and belief of AlbertaCo:

  (i) there are no outstanding work orders, non-compliance notices or orders, notices of violation, charges, deficiency notices, or other such notices applicable to AlbertaCo, which have been issued by any Governmental Authorities;

(ii) there are no matters under discussion between AlbertaCo and any such Governmental Authorities relating to work orders, non-compliance notices or orders, notices of violation, charges, deficiency notices, or other such notices; and

(iii) no amounts are owing by AlbertaCo to any Governmental Authority or public utility, other than current accounts which are not in arrears.

(r) [intentionally deleted]

(s) Other than as disclosed in writing to TSA prior to the date hereof, AlbertaCo:

(i) AlbertaCo's Employee Obligations do not exceed an aggregate of $50,000.00; and

(ii) has provided adequate accruals in its audited financial statements for the year ended December 31, 2007 (or such amounts are fully funded) for all obligations of AlbertaCo arising under or relating to Employee Plans maintained by or binding on AlbertaCo as well as for any other payment required to be made by AlbertaCo in connection with the termination of employment or retirement of any employee of AlbertaCo in respect of the fiscal period ended December 31, 2007.

(t) The head office of AlbertaCo is Suite 220, Franklin Atrium, 3015 – 5th Avenue NE, Calgary, AB, T2A 6Y8. The records office where its books and records are kept is Suite 1400, 350 7th Avenue S.W., Calgary, AB, T2P 3N9.

(u) Except as disclosed in writing to TSA prior to the date hereof, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which AlbertaCo, or, to the knowledge of AlbertaCo, any director, officer, employee or consultant or any Affiliate of such persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of AlbertaCo: (a) in a particular manner or to a particular locality or geographic region, or (b) for a limited period of time.

(v) The execution, delivery and performance of this Agreement does not and will not result in the restriction of AlbertaCo from engaging in its business or from competing with any person or in any geographical area and do not and will not result in a Material Adverse Effect on its business or trigger or cause to arise any rights of any person under any Contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by AlbertaCo.

(w) The board of directors of AlbertaCo has determined that the Amalgamation is fair to the AlbertaCo Shareholders, that the Amalgamation is in the best interests of AlbertaCo and AlbertaCo Shareholders, has unanimously approved the Amalgamation and the entering into of this Agreement and will unanimously recommend that AlbertaCo Shareholders vote in favour of the Amalgamation.

(x) All offers and sales of securities of AlbertaCo including, without limitation, the AlbertaCo Shares have been made in compliance with Applicable Laws.

(y) AlbertaCo conducted its business in compliance in all material respects with all Applicable Laws, rules and regulations requirements of any Governmental Authorities applicable to AlbertaCo in each jurisdiction in which it carried on business. AlbertaCo is conducting its affairs and any other business it may be carrying on in compliance in all material respects with all Applicable Laws, rules and regulations or other lawful requirements of any Governmental Authorities applicable to AlbertaCo and AlbertaCo holds all licences, registrations and qualifications material to its

business and assets in all jurisdictions in which it carries on any business or activity and which are necessary or desirable to carry on the business of AlbertaCo, as now conducted, and where the failure to so conduct business or be in such compliance or hold such licences, registrations and qualifications would have a Material Adverse Effect on AlbertaCo and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on AlbertaCo.

(z) All information relating to AlbertaCo included in the Information Circular will be true and complete in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(aa) No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of AlbertaCo, and AlbertaCo is not in default of any requirement of Applicable Laws where any such default would have any Material Adverse Effect on AlbertaCo.

(bb) The information and statements set forth in the AlbertaCo Public Documents were true, correct and complete and did not contain any misrepresentations, as of their respective dates, no material change has occurred in relation to AlbertaCo which is not disclosed in such public record, and AlbertaCo has not filed any confidential material change reports which continue to be confidential.

(cc) As of the date hereof, AlbertaCo is a "foreign private issuer" as defined in Rule 405 under the United States *Securities Act of 1933*, as amended.

(dd) The transactions contemplated by this Agreement are not subject to notification under Part IX of the *Competition Act* (Canada) as neither AlbertaCo's assets in Canada nor its gross revenues from sales in or from Canada, exceed the thresholds set out in Section 110 of the *Competition Act* (Canada), as determined in accordance with the Notifiable Transaction Regulations thereto.

(ee) AlbertaCo is not a "non-Canadian" within the meaning of the *Investment Canada Act* (Canada).

(ff) AlbertaCo and its directors, officers, representatives or other advisors are not currently discussing, considering or negotiating any AlbertaCo Acquisition Proposal with any third party.

(gg) Representations and Warranties respecting Taxes:

(i) *Returns Filed and Taxes Paid.* All Returns required to be filed by or on behalf of AlbertaCo have been duly filed on a timely basis and to the knowledge of AlbertaCo, such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on AlbertaCo's financial statements, and no other Taxes are payable by AlbertaCo with respect to items or periods covered by such Returns.

(ii) *Tax Reserves.* AlbertaCo has paid or provided adequate accruals in AlbertaCo's audited financial statements for the year ended December 31, 2007 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(iii) *Returns Furnished.* For all periods since its incorporation, AlbertaCo has made available to TSA true and complete copies of relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by AlbertaCo or on behalf of AlbertaCo relating to Taxes.

(iv) *Tax Deficiencies, Audits, Statutes of Limitations.* Except as disclosed to TSA, no material deficiencies exist or have been asserted with respect to Taxes of AlbertaCo. Except as disclosed to TSA, AlbertaCo is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against AlbertaCo or any of its assets. To the knowledge of AlbertaCo, no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of AlbertaCo. To the knowledge of AlbertaCo, except as has been disclosed to TSA prior to the date hereof, no government or taxing authority has commenced any new audit with respect to the Taxes or Returns.

(hh) Based solely upon the income tax returns related to financial years other than 2007 filed by AlbertaCo on or before the date hereof and on the tax return for fiscal 2007 completed by AlbertaCo and to be filed on or before June 30, 2008, AlbertaCo has, and immediately prior to the Effective Time will have, the following tax pools:

(i) unutilized federal investment tax credits carryforward of $21,823,000;

(ii) undeducted research and development expenses of $72,536,000, having no expiry;

(iii) capital losses carryforward of $61,771,000, having no expiry;

(iv) non capital loss carryforward of $31,634,000, expiring in 2014-2027; and

(v) undeducted share issuance costs of $22,000, claimable over the next 5 years.

ARTICLE 7
TSA'S REPRESENTATIONS AND WARRANTIES

7.1 TSA hereby represents and warrants (and, as applicable, covenants) to AlbertaCo as follows and acknowledges that AlbertaCo is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a) TSA is a corporation duly incorporated and organized and validly existing under the laws of British Columbia and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. TSA is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on TSA.

(b) TSA has the requisite corporate authority to enter into this Agreement and all agreements contemplated hereunder and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and all agreements contemplated hereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by TSA's board of directors, and no other corporate proceedings on the part of TSA are necessary to authorize this Agreement or any other agreement contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement and all agreements contemplated hereunder to which TSA is a party have been or will be on or before the Effective Date duly executed and

delivered by TSA and constitute the legal, valid and binding obligations of TSA enforceable against TSA in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

(c) Except as previously disclosed in writing to AlbertaCo, neither the execution and delivery of this Agreement or any other agreement contemplated hereunder by TSA, the consummation of the transactions contemplated hereby and thereby nor compliance by TSA with any of the provisions hereof and thereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Encumbrance upon any of the properties or assets of TSA under, any of the terms, conditions or provisions of (x) the constating documents of TSA or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other material instrument or obligation to which TSA is a party or to it, or any of its properties or assets, may be subject or by which TSA is bound; (except for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on TSA or materially impede the ability of TSA to consummate the transactions contemplated hereby); (ii) subject to compliance with the provisions of Applicable Laws and any pre-merger notification statutes, violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to TSA (except for such violations, which would not have any Material Adverse Effect on TSA or materially impede the ability of TSA to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on TSA.

(d) Except as previously disclosed in writing to AlbertaCo, other than in connection with or in compliance with the provisions of Applicable Laws, the rules of the TSXV and any pre-merger notification statutes, (i) there is no legal impediment to TSA's consummation of the transactions contemplated by this Agreement or any agreements contemplated hereunder and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by TSA in connection with the making or the consummation of the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not materially impede the ability of TSA to consummate the transactions contemplated hereby.

(e) TSA is a "reporting issuer" in British Columbia and Alberta in material compliance with all securities laws applicable in such provinces and the TSA Shares are listed on the TSXV.

(f) As of the date hereof, the authorized capital of TSA consists of an unlimited number of TSA Shares. As of the date hereof 31,204,425 TSA Shares are issued and outstanding. As of the date hereof, 1,657,275 TSA Shares are issuable pursuant to the exercise of outstanding TSA Options. Except as set forth in Exhibit 3, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by TSA of any TSA Shares of or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any TSA Shares nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of TSA. All outstanding TSA Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all TSA Shares to be issued in connection with the Amalgamation will be duly authorized and validly issued, fully paid and non-assessable.

(g) Since December 31, 2007, there has not been any Material Adverse Change with respect to TSA.

(h) To the best of the knowledge of TSA, all material data and information provided by TSA to AlbertaCo and its agents and representatives is complete and true and correct in all material respects.

(i) Except (a) as disclosed or reflected in the audited financial statements of TSA as at December 31, 2007 as posted to SEDAR, and (b) for Liabilities (i) incurred in the Ordinary Course, (ii) pursuant to the terms of this Agreement, or (iii) as disclosed in writing to AlbertaCo prior to the date of this Agreement, TSA has not incurred any material Liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on the balance sheet of TSA as of the date hereof.

(j) TSA Employee Obligations do not exceed an aggregate of $50,000.00.

(k) TSA has not retained nor will it retain any financial advisor, broker, agent or finder and has not paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated.

(l) Since December 31, 2007 and except as disclosed in the TSA Public Documents, TSA has not taken any action that would be in violation of Section 9.1 if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on TSA and would not materially affect TSA's ability to consummate the transactions contemplated hereby.

(m) TSA has posted to SEDAR and filed with the securities regulatory authorities in the applicable provinces of Canada true and complete copies of (i) TSA's Information Circular relating to an annual general meeting of shareholders of TSA held June 12, 2007; (ii) TSA's Management's Discussion and Analysis for the year ended December 31, 2007; and (iii) TSA's audited financial statements for the year ended December 31, 2007. As of their respective dates, such documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of law including securities laws. The audited financial statements and unaudited interim financial statements of TSA publicly issued by TSA and posted to SEDAR were prepared in accordance with generally accepted accounting principles in Canada and fairly present the financial position, results of operations and changes in financial position of TSA as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(n) TSA will, during the term of this Agreement, deliver to AlbertaCo as soon as they become available true and complete copies of any report or statement filed by it with any securities regulatory authority subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by AlbertaCo as to which TSA make no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will comply in all material respects with all Applicable Laws, including all applicable securities laws. The financial statements of TSA issued by TSA or to be included in such reports and statements (excluding any information therein provided by AlbertaCo, as to which TSA make no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (i) as

otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of TSA's independent accounts, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of TSA as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(o) The corporate records and minute books of TSA have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

(p) Except as set forth or specifically reflected in any document disclosed in writing to AlbertaCo prior to the date hereof, there is no claim, action, proceeding or investigation pending or, to the knowledge of TSA, threatened against or relating to TSA or affecting any of their respective properties or assets before any Governmental Authority that, if adversely determined, is likely to have a Material Adverse Effect on TSA or its subsidiaries, taken as a whole, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Amalgamation, nor is TSA aware of any basis of any such claim, action, proceeding or investigation. TSA is not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on TSA or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Amalgamation.

(q) Except as has been disclosed to AlbertaCo in writing prior to the date hereof, to the best knowledge and belief of TSA:

(i) Neither TSA nor any of its properties are in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(ii) TSA has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(iii) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by TSA during the period of its ownership or tenure or under its control during the period in which it has had control;

(iv) there have been no releases, deposits or discharges in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by TSA;

(v) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of TSA other than abandonment and similar notices issued in connection with the normal course of business of TSA; and

(vi) TSA holds all material licences, permits and approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use of their respective assets, and all such licenses, permits and approvals are in full force and effect.

(r) TSA has not received notice of any proposed Environmental Laws which TSA reasonably believes that would have a Material Adverse Effect on TSA, other than those that would apply generally to mining or oil and gas companies with similar types of operations.

(s) To the knowledge of TSA:

(i) there are no outstanding work orders, non-compliance notices or orders, notices of violation, charges, deficiency notices, or other such notices applicable to TSA, which have been issued by any Governmental Authorities;

(ii) there are no matters under discussion between TSA and any such Governmental Authorities relating to work orders, non-compliance notices or orders, notices of violation, charges, deficiency notices, or other such notices; and

(iii) no amounts are owing by TSA in respect of any of its properties to any Governmental Authority or public utility, other than current accounts which are not in arrears.

(t) Policies of insurance in force as of the date hereof naming TSA as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of TSA as would be necessary in respect of the businesses carried on by TSA. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by Amalgamation.

(u) All offers and sales of securities of TSA have been made in compliance with Applicable Laws.

(v) TSA has made available to Broad Oak Associates, prior to the issuance of the TSA Technical Report, for the purposes of preparing such report, all information requested by Broad Oak Associates, which information did not contain any misrepresentation at the date thereof. TSA has no knowledge of any Material Adverse Change in any information provided to such independent engineers since the date that such information was so provided.

(w) TSA has conducted and is conducting its business in compliance in all material respects with all Applicable Laws, rules and regulations or other lawful requirements of any Governmental Authorities applicable to TSA of each jurisdiction in which they carry on business and hold all licences, registrations and qualifications material to their respective business and assets in all jurisdictions in which they carry on business which are necessary or desirable to carry on the business of TSA, as now conducted, and where the failure to so conduct business or be in such compliance would have Material Adverse Effect on TSA and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on TSA.

(x) As of the date hereof, TSA is a "foreign private issuer" as defined in Rule 405 under the United States *Securities Act of 1933*, as amended.

(y) The transactions contemplated by this Agreement are not subject to notification under Part IX of the *Competition Act* (Canada) as neither TSA's assets in Canada nor its gross revenues from sales in or from Canada, exceed the thresholds set out in Section 110 of the *Competition Act* (Canada), as determined in accordance with the Notifiable Transaction Regulations thereto.

(z) TSA is not a "non-Canadian" within the meaning of the *Investment Canada Act* (Canada).

(aa) TSA and its directors, officers, representatives or other advisors are not currently discussing, considering or negotiating any TSA Acquisition Proposal with any third party.

(bb) Representations and Warranties respecting Taxes:

(i) *Returns Filed and Taxes Paid.* All Returns required to be filed by or on behalf of TSA have been duly filed on a timely basis and to the knowledge of TSA, such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on TSA's financial statements, and no other Taxes are payable by TSA with respect to items or periods covered by such Returns.

(ii) *Tax Reserves.* TSA has paid or provided adequate accruals in TSA's audited financial statements for the year ended December 31, 2007 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(iii) *Returns Furnished.* For all periods since its incorporation, TSA has made available to AlbertaCo true and complete copies of relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by TSA or on behalf of TSA relating to Taxes.

(iv) *Tax Deficiencies, Audits, Statutes of Limitations.* Except as disclosed to AlbertaCo, no material deficiencies exist or have been asserted with respect to Taxes of TSA. Except as disclosed to AlbertaCo, TSA is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against AlbertaCo or any of its assets. To the knowledge of TSA, no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of TSA. To the knowledge of TSA, except as has been disclosed to AlbertaCo prior to the date hereof, no government or taxing authority has commenced any new audit with respect to the Taxes or Returns.

(cc) Other than as disclosed in writing to AlbertaCo prior to the date hereof, TSA:

(i) has no Employee Plans, and has not made any promises with respect to increased benefits under such plans;

(ii) has provided adequate accruals in its audited financial statements for the year ended December 31, 2007 (or such amounts are fully funded) for all pension or other employee benefit obligations of TSA arising under or relating to each of the Employee Plans maintained by or binding on TSA as well as for any other payment required to be made by TSA in connection with the termination of employment or retirement of any employee of TSA in respect of the fiscal period ended December 31, 2007; and

(iii) except as otherwise disclosed herein, is not a party to any agreement to provide any TSA Shares or other TSA securities (including any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire TSA Shares) or to provide any options to acquire TSA Shares or any other TSA securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, TSA Shares to any person.

(dd) TSA is not aware of any material defects, failures or impairments in the title of TSA to its mineral or other properties or facilities, which in aggregate could have a Material Adverse Effect on TSA.

(ee) The head office and records office of TSA is 720-789 West Pender, Vancouver, British Columbia, V6C 1H2. The registered office is 1200-750 West Pender, Vancouver, British Columbia V6C 1H2.

(ff) The execution, delivery and performance of this Agreement does not and will not result in the restriction of TSA from engaging in its business or from competing with any person or in any geographical area and do not and will not result in a Material Adverse Effect on its business or trigger or cause to arise any rights of any person under any Contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by TSA.

(gg) The board of directors of TSA, upon consultation with its advisors, has determined that the Amalgamation is fair to the TSA Shareholders, that the Amalgamation is in the best interests of TSA and the TSA Shareholders, has unanimously approved the Amalgamation and the entering into of this Agreement and will unanimously recommend that TSA Shareholders vote in favour of the Amalgamation.

(hh) No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of TSA, and TSA is not in default of any requirement of Applicable Laws where any such default would have any Material Adverse Effect on TSA.

(ii) The information and statements set forth in the TSA Public Documents were true, correct and complete and did not contain any misrepresentations, as of their respective dates, no material change has occurred in relation to TSA which is not disclosed in such public record, and TSA has not filed any confidential material change reports which continue to be confidential.

(jj) All information relating to TSA included in the Information Circular will be true and complete in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(kk) Except as disclosed in writing to AlbertaCo prior to the date hereof, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which TSA, or, to the knowledge of TSA, any director, officer, employee or consultant or any Affiliate of such persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of TSA: (a) in a particular manner or to a particular locality or geographic region, or (b) for a limited period of time.

(ll) TSA has no Subsidiaries.

ARTICLE 8
ALBERTACO'S COVENANTS

8.1 AlbertaCo covenants and agrees that, until the Closing or the termination of this Agreement, unless TSA shall otherwise agree in writing, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of AlbertaCo shall be conducted only in, and AlbertaCo shall not take any action except in, the Ordinary Course, and AlbertaCo shall not carry on any active business (except to the extent that its present activities are considered active) or take (or refrain from taking) any action that would diminish the value of the tax accounts described in Section 6.1(hh) and shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(b) AlbertaCo shall not, directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of AlbertaCo; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of AlbertaCo, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of AlbertaCo; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, including, without limitation, under any normal course issuer bid; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or, other than as disclosed in writing to TSA, resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of AlbertaCo; or (vii) enter into or modify any Contract or arrangement with respect to any of the foregoing, except as permitted above;

(c) other than pursuant to commitments entered into by AlbertaCo prior to the date of this Agreement and which have been disclosed to TSA in writing, AlbertaCo shall not, directly or indirectly, do any of the following (i) sell, pledge, dispose of or encumber any assets; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except in the Ordinary Course, make any investment either by purchase of shares or securities, contributions of capital, property transfer, or, purchase any property or assets, (iii) except in the Ordinary Course, incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the Ordinary Course; (iv) except for Employee Obligations if any, payable on the completion of the Amalgamation, pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the Ordinary Course, of liabilities reflected or reserved against in its financial statements or incurred in the Ordinary Course; (v) authorize, recommend or propose any release or relinquishment of any material rights under a Contract; (vi) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, Contract or other document; (vii) incur any capital expenditures; or (viii) authorize or propose any of the foregoing, or enter into or modify any Contract or arrangement to do any of the foregoing;

(d) AlbertaCo shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e) AlbertaCo shall:

(i) use its reasonable commercial efforts to fulfil or cause the fulfilment of the conditions set forth in Sections 4.1 and 5.1 as soon as reasonably possible to the extent the fulfilment of the same is within the control of AlbertaCo;

(ii) use its reasonable commercial efforts, to preserve intact its business organization, to preserve the availability of the tax losses described in Section 6.1(hh), to preserve its goodwill, and to keep available the services of its officers as a group;

(iii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(iv) promptly notify TSA orally and in writing of any Material Adverse Change in respect of AlbertaCo and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) from Governmental Authorities or others that could reasonably be expected to lead to or result in a Material Adverse Change; and

(v) confer, prior to taking action (other than in emergency situations) with TSA with respect to all material operational matters involved in its business;

(f) AlbertaCo shall not create any new Employee Obligations other than as agreed between the parties. AlbertaCo shall not grant to any officer, director or employee an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer, director or employee, or take any action with respect to the grant of any severance or termination pay (other than as contemplated herein or as agreed to by TSA, acting reasonably) arising from the Amalgamation or a change of control of AlbertaCo, or enter into any employment agreement with, any person, or increase any benefits payable under its current severance or termination pay policies;

(g) AlbertaCo shall not adopt or amend or make any contribution to any Employee Plans, except as is necessary to comply with the law or with respect to existing provisions of any such Employee Plans;

(h) AlbertaCo shall not enter into or modify any Contract or arrangement with respect to any of the matters set forth in this Section 8.1, except as specifically permitted in this Section 8.1, without the prior consent of TSA;

(i) it will make available and cause to be made available to TSA, its agents and advisors, as TSA may reasonably request, all documents and agreements (including without limitation, any correspondence between AlbertaCo and its advisors or any Governmental Authority and all minute books) and access to AlbertaCo's premises, records, computer systems and employees in any way relating to or affecting the business of AlbertaCo, or the business, operations, prospects, affairs or financial status of AlbertaCo and such other documents or agreements as may be necessary to enable TSA to verify the truth of the representations and warranties of AlbertaCo herein and compliance by AlbertaCo with the terms and conditions hereof, except where AlbertaCo is contractually precluded from making such document or agreement available, and cooperate with TSA in securing access for TSA to any such documentation not in the possession or under the control of AlbertaCo;

(j) it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by AlbertaCo in this Agreement untrue at any time prior to the Effective Time and it will conduct its affairs so that all of AlbertaCo representations and warranties contained herein, in so far as the accuracy of such representations and warranties constitute a condition of closing under subsection 4.1(a) shall be true and correct on and as of the date of Closing as if made thereon;

(k) it will make other necessary filings and applications under applicable Canadian federal and provincial laws and regulations required on the part of AlbertaCo in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations; and

(l) it will promptly advise TSA of the number of AlbertaCo Shares for which AlbertaCo has received notices of dissent or written objections to the Amalgamation and will provide TSA with copies of such notices or written objections.

8.2

(a) AlbertaCo shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any persons conducted before the date of this Agreement with respect to any AlbertaCo Acquisition Proposal and shall immediately request the return or destruction of all information provided to third parties, if any, who have entered into a confidentiality agreement with AlbertaCo relating to an AlbertaCo Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) AlbertaCo shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of AlbertaCo or its subsidiary or any financial advisor, expert or other person acting on its behalf to:

(i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal or offer to AlbertaCo or its shareholders from any person which constitutes, or may reasonably be expected to lead to (whether directly or indirectly, or in one transaction or a series of transactions): (A) an acquisition of any of the outstanding AlbertaCo Voting Shares; (B) any acquisition of any of the assets of AlbertaCo; (C) an amalgamation, arrangement, merger, or consolidation of AlbertaCo; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving AlbertaCo or any other transaction or series of transactions or series of transactions, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Amalgamation or which would or could reasonably be expected to materially reduce the benefits of the Amalgamation to TSA (any such inquiry, or proposal or offer in respect of any of the foregoing being an "**AlbertaCo Acquisition Proposal**");

(ii) enter into or participate in any discussions or negotiations regarding an AlbertaCo Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of AlbertaCo or an AlbertaCo Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of AlbertaCo under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(iv) agree to, approve or recommend, or propose publicly to agree to, approve or recommend any AlbertaCo Acquisition Proposal or potential AlbertaCo Acquisition Proposal

(v) make, or propose publicly to make an AlbertaCo Change in Recommendation; or

(vi) make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of AlbertaCo to approve the transactions contemplated herein,

provided, however, that notwithstanding any other provision hereof, AlbertaCo (and its directors, officers. employees and advisors) may, prior to the approval of the Amalgamation by the AlbertaCo Shareholders:

(A) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by AlbertaCo or any of the officers, directors or employees of AlbertaCo or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish such third party information concerning AlbertaCo and its business, properties and assets, in each case if, and only to the extent that:

(I) the third party has first made a written bona fide AlbertaCo Acquisition Proposal in respect of which the board of directors of AlbertaCo has determined in good faith: (w) is reasonably capable of being completed; (x) that funds or other consideration necessary for the AlbertaCo Acquisition Proposal are or are likely to be available; (y) after consultation with its financial advisor (if any) that such AlbertaCo Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for holders of the AlbertaCo Shares than the transaction contemplated by this Agreement; and (z) after receiving the advice of outside legal counsel to the effect (which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to TSA)), that the taking of such action is recommended for the board of directors to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law (an "**AlbertaCo Superior Proposal**"); and

(II) prior to furnishing such information to or entering into discussions or negotiations with such third party, AlbertaCo provides prompt notice to TSA to the effect that it is furnishing information to or entering into discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to TSA, copies of all information provided to such third party are provided to TSA concurrently with the provision of such information to such third party. AlbertaCo shall immediately notify TSA orally and in writing of any inquiries, offers or proposals with respect to any AlbertaCo Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to TSA, copies of all information provided to such person and all other information reasonably requested by TSA), shall keep TSA informed of the status and details of any such inquiry, offer or proposal and answer TSA's questions with respect thereto.

(c) AlbertaCo shall give TSA 72 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an

inquiry, offer or proposal with respect to an AlbertaCo Superior Proposal and shall confirm the determination of AlbertaCo's board of directors that the AlbertaCo Acquisition Proposal is an AlbertaCo Superior Proposal. For a period of 72 hours from the time that AlbertaCo provides notice of such AlbertaCo Superior Proposal to TSA and any amendment thereto, together with the foregoing confirmation in respect of the board of directors' determination, the board of directors of AlbertaCo and AlbertaCo agree not to accept, recommend or approve or enter into any agreement (an "**AlbertaCo Proposed Agreement**") to implement such an AlbertaCo Superior Proposal or release the party from making the AlbertaCo Superior Proposal from any standstill provisions. In addition, in respect of any AlbertaCo Superior Proposal, AlbertaCo shall and shall cause its financial and legal advisors to negotiate in good faith with TSA to make such adjustments in the terms and conditions of this Agreement and the terms of the Amalgamation as would enable AlbertaCo to proceed with the transaction contemplated herein, as amended, rather than the AlbertaCo Superior Proposal. In the event that TSA proposes to amend this Agreement and the terms of the Amalgamation to provide equal or superior value to that provided under the AlbertaCo Superior Proposal within a period of 72 hours from the time that TSA receives notice of the AlbertaCo Superior Proposal and a copy of the AlbertaCo Proposed Agreement (and any amendments thereto), AlbertaCo shall not enter into any AlbertaCo Proposed Agreement regarding the AlbertaCo Superior Proposal or any amendment thereof.

(d) AlbertaCo shall ensure that its officers, directors, employees, financial advisors, experts and other representatives or agents are aware of the provisions of this Section 8.2 and AlbertaCo shall be responsible for any breach of this Section 8.2 by such persons.

8.3 AlbertaCo shall take all reasonable steps and actions to cause, prior to the Closing, the conversion of any outstanding convertible debt of AlbertaCo into AlbertaCo Non-Voting Shares in accordance with the terms and provisions of such debt.

ARTICLE 9
TSA'S COVENANTS

9.1 TSA covenants and agrees that until the Closing or the termination of this Agreement, whichever is the earlier:

(a) the business of TSA, shall be conducted only in, and TSA shall not take any action except in, the Ordinary Course, and TSA shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(b) TSA shall not, directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of TSA; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of TSA, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of TSA; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, including, without limitation, under any normal course issuer bid; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or, other than as disclosed in writing to AlbertaCo, resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of TSA; or (vii) enter into or modify any Contract or arrangement with respect to any of the foregoing, except as permitted above;

(c) other than pursuant to commitments entered into by TSA prior to the date of this Agreement and which have been disclosed to AlbertaCo in writing, TSA shall not, directly or indirectly, do any of the following (i) sell, pledge, dispose of or encumber any assets, except in the Ordinary

Course; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, make any investment either by purchase of shares or securities, contributions of capital, property transfer, or, except in the Ordinary Course, purchase any property or assets, (iii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the Ordinary Course; (iv) except for Employee Obligations if any payable on the completion of the Amalgamation, pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the Ordinary Course, of liabilities reflected or reserved against in its financial statements or incurred in the Ordinary Course; (v) authorize, recommend or propose any release or relinquishment of any material rights under a Contract other than in the Ordinary Course; (vi) waive, release, grant or transfer to an unrelated party any rights of material value, other than in the Ordinary Course; (vii) incur any capital expenditures in excess of $200,000 for any single item or $500,000 in the aggregate; or (viii) authorize or propose any of the foregoing, or enter into or modify any Contract or arrangement to do any of the foregoing;

(d) TSA shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e) TSA shall not create any new Employee Obligations other than as agreed between the parties, TSA shall not grant to any officer, director or employee an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer, director or employee, or take any action with respect to the grant of any severance or termination pay (other than as contemplated herein or as agreed to by AlbertaCo, acting reasonably) arising from the Amalgamation or a change of control of TSA, or enter into any employment agreement with, any person, or increase any benefits payable under its current severance or termination pay policies;

(f) TSA shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(g) it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by TSA in this Agreement untrue at any time prior to the Effective Time;

(h) it will promptly advise AlbertaCo of the number of TSA Shares for which TSA has received notices of dissent or written objections to the Amalgamation and will provide AlbertaCo with copies of such notices or written objections;

(i) TSA will:

(i) use its reasonable commercial efforts to fulfil or cause the fulfilment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible to the extent the fulfilment of the same is within the control of TSA;

(ii) use its reasonable commercial efforts, to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(iii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect; and

(iv) promptly notify AlbertaCo orally and in writing of any Material Adverse Change in respect of TSA and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) from Governmental Authorities or others that could reasonably be expected to lead to or result in a Material Adverse Change;

(v) confer, prior to taking action (other than in emergency situations) with AlbertaCo with respect to all material operational matters involved in its business;

(j) it will make available and cause to be made available to AlbertaCo, its agents and advisors, as AlbertaCo may reasonably request, all documents and agreements (including without limitation, any correspondence between TSA and its advisors or any Governmental Authority and all minute books) and access to TSA's premises, records, computer systems and employees in any way relating to or affecting the business of TSA, or the business, operations, prospects, affairs or financial status of TSA and such other documents or agreements as may be necessary to enable AlbertaCo to verify the truth of the representations and warranties of TSA herein and compliance by TSA with the terms and conditions hereof, except where TSA is contractually precluded from making such document or agreement available, and cooperate with AlbertaCo in securing access for AlbertaCo to any such documentation not in the possession or under the control of TSA;

(k) except for proxies and other non-substantive communications with securityholders, TSA will furnish promptly to AlbertaCo a copy of each notice, report, schedule or other document delivered, filed or received by TSA in connection with (i) the Amalgamation, (ii) the Meeting, (iii) any filings under Applicable Laws and (iv) any dealings with regulatory agencies in connection with the transactions contemplated herein;

(l) will make all other necessary filings and applications under applicable federal and provincial laws and regulations in Canada required on the part of TSA in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations;

(m) will conduct its affairs so that all of TSA's representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing under subsection 3.1(a), shall be true and correct on and as of the Effective Date as if made thereon; and

(n) TSA shall not enter into or modify any Contract or arrangement with respect to any of the matters set forth in this Section 9.1, except as specifically permitted in this Section 9.1, without the prior consent of AlbertaCo.

9.2

(a) TSA shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any persons conducted before the date of this Agreement with respect to any TSA Acquisition Proposal and shall immediately request the return or destruction of all information provided to third parties, if any, who have entered into a confidentiality agreement with TSA relating to a TSA Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) TSA shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of TSA or its subsidiary or any financial advisor, expert or other person acting on its behalf:

(i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal or offer to TSA or its shareholders from any person which constitutes, or may reasonably be expected to lead to (whether directly or indirectly, or in one transaction or a series of transactions): (A) an acquisition of any of the outstanding TSA Shares; (B) any acquisition of the assets of TSA; (C) an amalgamation, arrangement, merger, or consolidation of TSA; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving TSA or any other transaction or series of transactions, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Amalgamation or which would or could reasonably be expected to materially reduce the benefits of the Amalgamation to TSA (any such inquiry, proposal or offer in respect of any of the foregoing being a "**TSA Acquisition Proposal**");

(ii) enter into or participate in any discussions or negotiations regarding a TSA Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of a TSA Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of TSA under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(iv) agree to, approve or recommend, or propose publicly to agree to, approve or recommend any TSA Acquisition Proposal or potential TSA Acquisition Proposal;

(v) make, or propose publicly to make a TSA Change in Recommendation; or

(vi) make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of TSA to approve the transactions contemplated herein,

provided, however, that notwithstanding any other provision hereof, TSA (and its directors, officers, employees and advisors) may prior to the approval of the Amalgamation by the TSA Shareholders:

(A) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by TSA or any of the officers, directors or employees of TSA or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish such third party information concerning TSA and its business, properties and assets, in each case if, and only to the extent that:

(I) the third party has first made a written bona fide TSA Acquisition Proposal in respect of which the board of directors of TSA has determined in good faith: (w) that is reasonably capable of being completed; (x) that funds or other consideration necessary for the TSA Acquisition Proposal are or are likely to be available; (y) after consultation with its financial advisor (if any) that such TSA Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for holders of TSA Shares than the transaction contemplated by this Agreement; and (z) after receiving the advice of outside legal counsel to the effect (which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to AlbertaCo)), that the taking of such action is recommended for the board of directors to act in a manner consistent with statutory or fiduciary duties of the directors under Applicable Law (a "**TSA Superior Proposal**"); and

(II) prior to furnishing such information to or entering into discussions or negotiations with such third party, TSA provides prompt notice to AlbertaCo to the effect that it is furnishing information to or entering into discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to AlbertaCo, copies of all information provided to such third party are provided to AlbertaCo concurrently with the provision of such information to such third party. TSA shall immediately notify AlbertaCo orally and in writing of any inquiries, offers or proposals with respect to any TSA Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to AlbertaCo, copies of all information provided to such person and all other information reasonably requested by AlbertaCo), shall keep AlbertaCo informed of the status and details of any such inquiry, offer or proposal and answer AlbertaCo's questions with respect thereto.

(c) TSA shall give AlbertaCo 72 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a TSA Superior Proposal and shall confirm the determination of TSA's board of directors that the TSA Acquisition Proposal is a TSA Superior Proposal. For a period of 72 hours from the time that TSA provides notice of such TSA Superior Proposal to AlbertaCo and any amendment thereto, together with the foregoing confirmation in

respect of the board of directors' determination, the board of directors of TSA and TSA agree not to accept, recommend or approve or enter into any agreement (a **"TSA Proposed Agreement"**) to implement such a TSA Superior Proposal or release the party from making the TSA Superior Proposal from any standstill provisions. In addition, in respect of any TSA Superior Proposal, TSA shall and shall cause its financial and legal advisors to negotiate in good faith with AlbertaCo to make such adjustments in the terms and conditions of this Agreement and the terms of the Amalgamation as would enable TSA to proceed with the transaction contemplated herein, as amended, rather than the TSA Superior Proposal. In the event that AlbertaCo proposes to amend this Agreement and the terms of the Amalgamation to provide equal or superior value to that provided under the TSA Superior Proposal within a period of 72 hours from the time that AlbertaCo receives notice of the TSA Superior Proposal and a copy of the TSA Proposed Agreement (and any amendments thereto), TSA shall not enter into any TSA Proposed Agreement regarding the TSA Superior Proposal or any amendment thereof.

(d) TSA shall ensure that its officers, directors, employees, financial advisors, experts and other representatives or agents are aware of the provisions of this Section 9.2 and TSA shall be responsible for any breach of this Section 9.2 by such persons.

ARTICLE 10
MUTUAL COVENANTS

10.1 As soon as reasonably practicable following execution of this Agreement, AlbertaCo and TSA will:

(a) call, give notice of and convene their respective Meetings and distribute copies of this Agreement to shareholders entitled to receive meeting materials (or a written summary thereof prepared by AlbertaCo and TSA);

(b) solicit proxies to be voted at their respective Meetings in favour of their respective Continuances and the Amalgamation; and

(c) conduct their respective Meetings in accordance with the bylaws of each of TSA and AlbertaCo, respectively and as otherwise required by Applicable Law.

10.2 AlbertaCo and TSA will prepare, file and distribute to the AlbertaCo Shareholders and TSA Shareholders in a timely and expeditious manner, the Information Circular, and any amendments or supplements to the Information Circular, all as required by, and within the times determined under, Applicable Law, in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof. AlbertaCo covenants that none of the information to be supplied by it for inclusion or incorporation by reference in the information Circular will at the time of the mailing of the Information Circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Date any event with respect to AlbertaCo, or its officers and directors shall occur that is required to be described in the Information Circular, AlbertaCo shall give prompt notice to TSA of such event. TSA covenants that none of the information to be supplied by it for inclusion or incorporation by reference in the information Circular will at the time of the mailing of the Information Circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Date any event with respect to TSA, or its officers and directors shall occur that is required to be described in the Information Circular, TSA shall give prompt notice to AlbertaCo of such event.

10.3 TSA and AlbertaCo will include in the Information Circular the unanimous recommendations of each of their respective boards of directors that the AlbertaCo Shareholders and TSA Shareholders, respectively, vote in favour of the respective Continuance and the Amalgamation.

10.4 Except for proxies and other non-substantive communications with securityholders, AlbertaCo and TSA will each furnish promptly to the other a copy of each notice, report, schedule or other document delivered, filed or received by them in connection with (i) their respective Continuances; (ii) the Amalgamation, (iii) their respective Meeting, (iii) any filings under Applicable Laws and (iv) any dealings with regulatory agencies or stock exchanges in connection with the transactions contemplated herein.

10.5 Neither AlbertaCo nor TSA shall take any action, refrain from taking any action (subject to commercially reasonable efforts) or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would or could reasonably be expected to materially impede the completion of the transactions contemplated hereby.

ARTICLE 11
CONTINUANCES

(a) AlbertaCo agrees and covenants with TSA that, subject to the provisions hereof, AlbertaCo will make application for the AlbertaCo Continuance to, and file the articles of continuance of AlbertaCo and such other documents as may be required under Applicable Law with, the Director, to give effect to the AlbertaCo Continuance as contemplated herein on or prior to September 30, 2008, or such other date as may be agreed to by AlbertaCo and TSA.

(b) TSA agrees and covenants with AlbertaCo that, subject to the provisions hereof, AlbertaCo and TSA will make application for the TSA Continuance to, and file the articles of continuance of TSA and such other documents as may be required under Applicable Law with, the Director, to give effect to the TSA Continuance as contemplated herein on or prior to September 30, 2008, or such other date as may be agreed to by AlbertaCo and TSA.

ARTICLE 12
AMALGAMATION

12.1 Provided that each Continuances are effected, AlbertaCo and TSA hereby agree to amalgamate pursuant to Section 174 of the OBCA on the Effective Date and continue as one corporation, on the terms and subject to the conditions set forth in the Amalgamation Agreement, and to execute, deliver and perform their obligations hereunder and thereunder.

12.2 Following satisfaction or waiver of the conditions provided for in this Agreement, and upon the requisite approvals of the Continuances and the Amalgamation by the AlbertaCo Shareholders and the TSA Shareholders, respectively, in accordance with the requirements of Applicable Law, the parties shall jointly complete and file Articles of Amalgamation, in duplicate, in prescribed form, with the Director, providing for the amalgamation of AlbertaCo and TSA upon and subject to the terms of the Amalgamation Agreement, which agreement shall contain the terms, conditions and provisions contained in Section 12.3, Section 12.4, Section 12.5, Section 12.6, Section 12.7, Section 12.8 and Article 13 hereof.

12.3 Upon the issue of the Certificate of Amalgamation:

(a) AlbertaCo and TSA shall be amalgamated and shall continue as one corporation effective on the Effective Date under the terms and conditions prescribed in this Agreement;

(b) each of AlbertaCo and TSA shall cease to exist as entities separate from Amalco;

(c) Amalco shall possess all the property, rights, privileges and franchises and be subject to all the liabilities, including civil, criminal and quasi-criminal, and all the contracts, disabilities and debts of each of AlbertaCo and TSA;

(d) a conviction against, or ruling, order or judgment in favour of or against either AlbertaCo and TSA may be enforced by or against Amalco;

(e) the Articles of Amalgamation shall be deemed to be the articles of incorporation of Amalco and the Certificate of Amalgamation, except for the purposes of subsection 117(1) of the OBCA, shall be deemed to be the certificate of incorporation of Amalco; and

(f) Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either AlbertaCo and TSA before the Amalgamation has become effective.

12.4 On the Effective Date:

(a) each of the issued and outstanding AlbertaCo Voting Shares shall be exchanged for Amalco Shares on the basis of one Amalco Share, for each twenty (20) AlbertaCo Shares (the "AlbertaCo Exchange Ratio");

(b) each of the issued and outstanding AlbertaCo Non-Voting Shares shall be exchanged for Amalco Shares on the basis of AlbertaCo Exchange Ratio;

(c) each of the issued and outstanding TSA Shares shall be exchanged for Amalco Shares on the basis of one Amalco Share, for each two (2) TSA Shares (the "TSA Exchange Ratio");

(d) each outstanding convertible security of AlbertaCo will be exchanged based on the AlbertaCo Exchange Ratio for an equivalent convertible security of Amalco with the same terms and conditions as the original AlbertaCo security, subject to the Amalgamation and the exchange into an Amalco security at the AlbertaCo Exchange Ratio;

(e) each outstanding convertible security of TSA will be exchanged based on the TSA Exchange Ratio for an equivalent convertible security of Amalco with the same terms and conditions as the original TSA security, subject to the Amalgamation and the exchange into an Amalco security at the TSA Exchange Ratio;

(f) all AlbertaCo Shares held by or on behalf of AlbertaCo and all TSA Shares held by or on behalf of TSA, in each case immediately prior to the Effective Time, shall be cancelled without reimbursement to AlbertaCo or TSA, respectively, for the capital represented by such AlbertaCo Shares or TSA Shares; and

(g) the share certificates evidencing AlbertaCo Shares or TSA Shares shall cease to represent any claim upon or interest in AlbertaCo or TSA or Amalco other than the right of the holder to receive, pursuant to the terms hereof and the Amalgamation, Amalco Shares.

12.5 After the filing of Articles of Amalgamation in respect of this Agreement and the issue of a Certificate of Amalgamation, the shareholders of each of AlbertaCo and TSA shall, when requested by Amalco, surrender the certificates representing shares held by them in AlbertaCo and TSA, as applicable, and subject to the provisions of the OBCA, in return shall be entitled to receive certificates for shares of Amalco as follows:

(a) Upon surrender to the Transfer Agent of a certificate representing AlbertaCo Shares held by the AlbertaCo Shareholders, other than Dissenting Shareholders, the registered holder thereof shall be entitled to receive a certificate representing one Amalco Share for every twenty (20) AlbertaCo Shares represented by such deposited certificate.

(b) Upon surrender to the Transfer Agent of a certificate representing TSA Shares held by the TSA Shareholders, other than Dissenting Shareholders, the registered holder thereof shall be entitled to receive a certificate representing one Amalco Share for every twenty (20) TSA Shares represented by such deposited certificate.

(c) Holders of TSA Shares or AlbertaCo Shares shall not be entitled to receive any consideration in respect of fractional shares of Amalco resulting from the exchange described above or to be registered on the books of Amalco with respect to fractional shares. Where the exchange ratio would result in the holder of TSA Shares or AlbertaCo Shares being entitled to receive a fractional Amalco Share, such holder will be entitled to receive the next greater whole number of Amalco Shares. In calculating such fractional interest, all shares held be a beneficial holder shall be aggregated. Any exchange of TSA Shares or AlbertaCo Shares resulting in fractional Amalco Shares shall be rounded up to the nearest whole number.

12.6 Upon the Amalgamation, the stated capital account of Amalco shall be an amount equal to the aggregate of the paid-up capital for the purposes of the *Income Tax Act* (Canada) of the outstanding shares of AlbertaCo and TSA immediately before the Amalgamation.

12.7 AlbertaCo and TSA agree that all currently outstanding AlbertaCo Options and TSA Options or other convertible securities shall, as part of the Amalgamation, become Amalco Options or Amalco convertible securities, respectively, having regard for the AlbertaCo Exchange Ratio and the TSA Exchange Ratio, respectively, and they shall take such actions as may be necessary to effect this.

12.8 AlbertaCo and TSA further agree, in respect of shares reserved for issuance as follows:

(a) If, immediately prior to the Effective Time, there are any TSA Shares which have been authorized and reserved for issuance pursuant to any warrants, options, convertible debentures, or subscription receipts or other agreements then outstanding, an equivalent number of Amalco Shares based on the TSA Exchange Ratio shall be deemed to be duly authorized and reserved for issuance pursuant to such warrants, options, convertible debentures, or subscription receipts or other agreements, and upon the valid exercise of any such warrants, options, convertible debentures, or the completion of the transaction contemplated by any such subscription receipt or other agreement, Amalco shall issue, in lieu of the TSA Shares which would otherwise have been issuable upon such exercise or completion, an equivalent number of Common Shares of Amalco based on the TSA Exchange Ratio; and

(b) If, immediately prior to the Effective Time, there are any AlbertaCo Shares which have been authorized and reserved for issuance pursuant to any warrants, options, convertible debentures, or subscription receipts or other agreements then outstanding, an equivalent number of Amalco Shares based on the AlbertaCo Exchange Ratio shall be deemed to be duly authorized and

reserved for issuance pursuant to such warrants, options, convertible debentures, or subscription receipts or other agreements, and upon the valid exercise of any such warrants, options, convertible debentures, or the completion of the transaction contemplated by any such subscription receipt or other agreement, Amalco shall issue, in lieu of the AlbertaCo Shares which would otherwise have been issuable upon such exercise or completion, an equivalent number of Common Shares of Amalco based on the AlbertaCo Exchange Ratio.

ARTICLE 13
AMALCO

13.1 Unless and until changed, amended or otherwise determined in the manner required or permitted by Applicable Law, the following shall apply to Amalco:

(a) The name of Amalco shall be "Primary Corp.";

(b) The registered office of Amalco shall be located at 130 King Street West, Suite 2110, Toronto, Ontario M5X 1B1;

(c) Amalco shall be authorized to issue an unlimited number of Amalco Shares;

(d) The minimum number of directors of Amalco shall be three (3) and the maximum number of directors of Amalco shall be eleven (11) and until changed by the shareholders or the directors of Amalco in a manner permitted by the OBCA such number shall be five (5). Subject to the OBCA, the board of directors of Amalco shall be authorized and empowered to determine the number of directors within the minimum and maximum number and the number of directors to be elected at each annual meeting of shareholders of Amalco. The directors shall be further empowered to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders;

(e) There shall be no restrictions on the right to transfer any shares of Amalco as set forth in the Articles of Amalgamation;

(f) There shall be no restriction on the business that Amalco may carry on;

(g) The first directors of Amalco, all of whom are resident Canadians, shall be the persons whose names and addresses appear below:

Name	Address
John Campbell	1930 Bellevue Avenue West Vancouver, BC V7V 1B5
Frank Davis	33 Edgevalley Drive Toronto, ON M9A 4N8
David Duvall	1269 McBride St. North Vancouver, BC V7P 1G2

Name	Address
Barry Gordon	18 Ridgewood Road Toronto, ON M5P 1T5
Robert Pollock	94 Garfield Ave Toronto, ON M4T 1G1

(h) The first directors of Amalco shall hold office until the first annual meeting of the shareholders of Amalco or until their successors are duly elected or appointed;

(i) The board of directors of Amalco may from time to time, in such amounts and on such terms as it deems expedient:

(A) borrow money on the credit of Amalco;

(B) issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of Amalco; and

(C) charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of Amalco, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of Amalco.

The board of directors of Amalco may from time to time delegate to such one or more of the directors and officers of Amalco as may be designated by the board of directors all or any of the powers conferred on the board of directors above to such extent and in such manner as the board of directors shall determine at the time of each such delegation.

(j) The first auditors of Amalco shall be KPMG LLP, Chartered Accountants, which shall hold office until the first annual meeting of Amalco following the Amalgamation or until their successors are elected or appointed.

ARTICLE 14
TERMINATION

14.1 Notwithstanding any other rights contained herein, either TSA and AlbertaCo may terminate this Agreement upon notice to the other party:

(a) if the Amalgamation has not become effective on or before September 30, 2008, or such other date as may be agreed to by AlbertaCo and TSA;

(b) in the event that the board of directors of AlbertaCo or of TSA changes, withdraws or modifies its recommendation to AlbertaCo Shareholders and TSA Shareholders, respectively, to vote in favour of the Amalgamation; or

(c) upon any other circumstances hereunder that give rise to a termination of this Agreement by TSA or AlbertaCo, including those set forth in Sections 3.1, 4.1 and 5.1 hereof.

14.2 The exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

ARTICLE 15
ADDITIONAL AGREEMENTS

15.1 Subject to the termination of this Agreement as provided in Article 16, the Closing of the transactions contemplated by this Agreement (the "**Closing**") will take place at the offices of Cassels Brock & Blackwell LLP on the Closing Date and at a time to be mutually agreed upon by the parties, which date shall be no later than the first business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by TSA and AlbertaCo. Each of TSA and AlbertaCo hereby agree to use their reasonable best efforts to cause their respective legal counsel to render opinions, dated as of the Effective Date, in respect of such matters related to the transactions contemplated by this Agreement and the Amalgamation as may be reasonably requested by the other party.

15.2 Notwithstanding any other provision of this Agreement, TSA and AlbertaCo agree that if it they mutually reasonably determine it to be necessary for purposes of applicable securities law or otherwise that the transactions contemplated by this Agreement, including the Amalgamation, will be restructured and amended so as to be carried out pursuant to a plan of arrangement of one or both of TSA and AlbertaCo under Applicable Laws with such steps as TSA and AlbertaCo and their respective counsel may mutually reasonably determine, provided that in any such case the basis upon which the two corporations will combine will reflect the TSA Exchange Ratio and the AlbertaCo Exchange Ratio (as defined in Section 12.4).

ARTICLE 16
AMENDMENT

16.1 Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby which writing expressly refers to this Agreement and the operation of the provisions of Article 16. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto at any time before or after approval of the AlbertaCo Shareholders but, after such approval, no amendment will be made which by applicable law requires the further approval of the AlbertaCo Shareholders without obtaining such further approval.

ARTICLE 17
COSTS

17.1 Except as contemplated in the Amalgamation and herein, each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

ARTICLE 18
DISCLOSURE

18.1 Upon execution of this Agreement, the parties hereto shall issue a joint press release which announces that the parties hereto have entered into a formal agreement providing for the implementation of the Amalgamation. Before issuing any press release or otherwise making any public statements with respect to the this Agreement or the Amalgamation, AlbertaCo and TSA shall consult with each other and shall undertake reasonable efforts to agree upon the terms of such press release, and

shall not issue any such press release or make any such public statement prior to such consultation. Notwithstanding the foregoing, if either party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will inform, to the extent reasonably feasible, the other party as to the wording of such disclosure prior to its being made.

ARTICLE 19
MISCELLANEOUS

19.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by hand delivery addressed to the party to whom the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day and, if not, the next succeeding business day) if actually received prior to 4:00 p.m. at the point of delivery and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next business day. The address for service of each of the parties hereto shall be as follows:

if to AlbertaCo:

1322256 Alberta Ltd.
c/o 1400, 350 – 7th Avenue, SW
Calgary, Alberta
T2P 3N9

Telecopier No.: (403) 260-0355
Attention: President

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, Alberta
T2P 3N9
Telecopier No.: (403) 260-0355
Attention: Bruce Allford

if to TSA:

Trans America Industries Ltd.
720-789 West Pender Street
Vancouver, British Columbia
V6C 1H2
Telecopier No.: (604) 689-8032
Attention: John Campbell

with a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza - 40 King Street West
Toronto, Ontario
M5H 3C2

Telecopier No.: (416) 644-9337
Attention: Jay Goldman

19.2 Time shall be of the essence in this Agreement.

19.3 This Agreement, which includes the Exhibits hereto between TSA and AlbertaCo and any other documents referred to herein or contemplated hereby (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

19.4 If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

19.5 Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

19.6 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. Each party hereto hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

19.7 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

19.8 No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

[remainder of page is blank]

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other party hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

TRANS AMERICA INDUSTRIES LTD.

Per: (signed) "John K. Campbell"
President

1322256 ALBERTA LTD.

Per: (signed) "Robert Pollock"
Chief Executive Officer

EXHIBIT 1
AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the 11th day of May, 2008.

BETWEEN:

> **TRANS AMERICA INDUSTRIES LTD.**, a body corporate incorporated under the laws of the Province of British Columbia, having an office in the City of Vancouver, in the Province of British Columbia (hereinafter called "**TSA**")

OF THE FIRST PART

AND

> **1322256 ALBERTA LTD.**, a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "**AlbertaCo**")

OF THE SECOND PART

WHERAS TSA and AlbertaCo have agreed to combine pursuant to a combination agreement between TSA and AlbertaCo dated as of the date of this Amalgamation Agreement (the "**Combination Agreement**");

WHEREAS TSA will continue under the *Business Corporations Act* (Ontario) (the "**OBCA**") (the "**TSA Continuance**");

AND WHEREAS AlbertaCo will continue under the OBCA (the "**AlbertaCo Continuance**");

AND WHEREAS in the event that each of TSA and AlbertaCo is continued under the OBCA, TSA and AlbertaCo have agreed to amalgamate under the authority contained in the OBCA upon the terms and conditions hereinafter set out (the "**Amalgamation**");

AND WHEREAS TSA and AlbertaCo have each made full disclosure to the other of all their respective assets and liabilities;

AND WHEREAS it is desirable that the said Amalgamation should be effected;

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

1. In this Amalgamation Agreement "Amalco" means the corporation resulting from the amalgamation of TSA and AlbertaCo, the parties hereto.

2. Provided that the TSA Continuance and the AlbertaCo Continuance are effected, AlbertaCo and TSA hereby agree to amalgamate pursuant to Section 174 of the OBCA on the Effective Date and continue as one corporation, on the terms and subject to the conditions set forth in this

Amalgamation Agreement, and to execute, deliver and perform their obligations hereunder and thereunder.

3. The amalgamation of TSA and AlbertaCo shall be effective at 12:01 am on the date of the certificate of amalgamation (the "**Certificate of Amalgamation**") giving effect to the Amalgamation contemplated by this Amalgamation Agreement (the "**Effective Date**").

4. Upon the issue of the Certificate of Amalgamation:

   (a) AlbertaCo and TSA shall be amalgamated and shall continue as one corporation effective on the Effective Date under the terms and conditions prescribed in this Amalgamation Agreement;

   (b) each of AlbertaCo and TSA shall cease to exist as entities separate from Amalco;

   (c) Amalco shall possess all the property, rights, privileges and franchises and be subject to all the liabilities, including civil, criminal and quasi-criminal, and all the contracts, disabilities and debts of each of AlbertaCo and TSA;

   (d) a conviction against, or ruling, order or judgment in favour of or against either AlbertaCo and TSA may be enforced by or against Amalco;

   (e) the Articles of Amalgamation shall be deemed to be the articles of incorporation of Amalco and the Certificate of Amalgamation, except for the purposes of subsection 117(1) of the OBCA, shall be deemed to be the certificate of incorporation of Amalco; and

   (f) Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either AlbertaCo and TSA before the Amalgamation has become effective.

5. On the Effective Date:

   (a) each of the issued and outstanding AlbertaCo voting common shares and AlbertaCo non-voting common shares (together, "**AlbertaCo Shares**") shall be exchanged for Amalco common shares ("**Amalco Shares**") on the basis of one Amalco Share, for each twenty (20) AlbertaCo Shares (the "**AlbertaCo Exchange Ratio**");

   (b) each of the issued and outstanding TSA common shares ("**TSA Shares**") shall be exchanged for Amalco Shares on the basis of one Amalco Share, for each two (2) TSA Shares (the "**TSA Exchange Ratio**");

   (c) each outstanding convertible security of AlbertaCo will be exchanged based on the AlbertaCo Exchange Ratio for an equivalent convertible security of Amalco with the same terms and conditions as the original AlbertaCo security, subject to the Amalgamation and the exchange into an Amalco security at the AlbertaCo Exchange Ratio;

   (d) each outstanding convertible security of TSA will be exchanged based on the TSA Exchange Ratio for an equivalent convertible security of Amalco with the same terms and

conditions as the original TSA security, subject to the Amalgamation and the exchange into an Amalco security at the TSA Exchange Ratio;

(e) all AlbertaCo Shares held by or on behalf of AlbertaCo and all TSA Shares held by or on behalf of TSA, in each case immediately prior to the Effective Time, shall be cancelled without reimbursement to AlbertaCo or TSA, respectively, for the capital represented by such AlbertaCo Shares or TSA Shares; and

(f) the share certificates evidencing AlbertaCo Shares or TSA Shares shall cease to represent any claim upon or interest in AlbertaCo or TSA or Amalco other than the right of the holder to receive, pursuant to the terms hereof and the Amalgamation, Amalco Shares.

6. After the filing of articles of amalgamation in respect of this Amalgamation Agreement and the issue of a Certificate of Amalgamation, the shareholders of each of AlbertaCo and TSA shall, when requested by Amalco, surrender the certificates representing shares held by them in AlbertaCo and TSA, as applicable, and subject to the provisions of the OBCA, in return shall be entitled to receive certificates for shares of Amalco as follows:

(a) Upon surrender to the transfer agent of Amalco of a certificate representing AlbertaCo Shares held by the AlbertaCo Shareholders, other than Dissenting Shareholders (as defined in the Combination Agreement), the registered holder thereof shall be entitled to receive a certificate representing one Amalco Share for every twenty (20) AlbertaCo Shares represented by such deposited certificate.

(b) Upon surrender to the transfer agent of Amalco of a certificate representing TSA Shares held by the TSA Shareholders, other than Dissenting Shareholders(as defined in the Combination Agreement), the registered holder thereof shall be entitled to receive a certificate representing one Amalco Share for every two (2) TSA Shares represented by such deposited certificate.

(c) Holders of TSA Shares or AlbertaCo Shares shall not be entitled to receive any consideration in respect of fractional shares of Amalco resulting from the exchange described above or to be registered on the books of Amalco with respect to fractional shares. Where the exchange ratio would result in the holder of TSA Shares or AlbertaCo Shares being entitled to receive a fractional Amalco Share, such holder will be entitled to receive the next greater whole number of Amalco Shares. In calculating such fractional interest, all shares held be a beneficial holder shall be aggregated. Any exchange of TSA Shares or AlbertaCo Shares resulting in fractional Amalco Shares shall be rounded up to the nearest whole number.

(d) Upon the Amalgamation, the stated capital account of Amalco shall be an amount equal to the aggregate of the paid-up capital for the purposes of the Income Tax Act (Canada) of the outstanding shares of AlbertaCo and TSA immediately before the Amalgamation.

(e) AlbertaCo and TSA agree that all currently outstanding AlbertaCo options and TSA options or other convertible securities shall, as part of the Amalgamation, become Amalco options or Amalco convertible securities, respectively, having regard for the AlbertaCo Exchange Ratio and the TSA Exchange Ratio, respectively, and they shall take such actions as may be necessary to effect this.

7. AlbertaCo and TSA further agree, in respect of shares reserved for issuance as follows:

(a) If, immediately prior to the Effective Time, there are any TSA Shares which have been authorized and reserved for issuance pursuant to any warrants, options, convertible debentures, or subscription receipts or other agreements then outstanding, an equivalent number of Amalco Shares based on the TSA Exchange Ratio shall be deemed to be duly authorized and reserved for issuance pursuant to such warrants, options, convertible debentures, or subscription receipts or other agreements, and upon the valid exercise of any such warrants, options, convertible debentures, or the completion of the transaction contemplated by any such subscription receipt or other agreement, Amalco shall issue, in lieu of the TSA Shares which would otherwise have been issuable upon such exercise or completion, an equivalent number of Amalco Shares based on the TSA Exchange Ratio; and

(b) If, immediately prior to the Effective Time, there are any AlbertaCo Shares which have been authorized and reserved for issuance pursuant to any warrants, options, convertible debentures, or subscription receipts or other agreements then outstanding, an equivalent number of Amalco Shares based on the AlbertaCo Exchange Ratio shall be deemed to be duly authorized and reserved for issuance pursuant to such warrants, options, convertible debentures, or subscription receipts or other agreements, and upon the valid exercise of any such warrants, options, convertible debentures, or the completion of the transaction contemplated by any such subscription receipt or other agreement, Amalco shall issue, in lieu of the AlbertaCo Shares which would otherwise have been issuable upon such exercise or completion, an equivalent number of Amalco Shares based on the AlbertaCo Exchange Ratio.

8. Unless and until changed, amended or otherwise determined in the manner required or permitted by Applicable Law, the following shall apply to Amalco:

(a) The name of Amalco shall be "Primary Corp.";

(b) The registered office of Amalco shall be located at 130 King Street West, Suite 2110, Toronto, Ontario M5X 1B1;

(c) Amalco shall be authorized to issue an unlimited number of Amalco Shares;

(d) The minimum number of directors of Amalco shall be three (3) and the maximum number of directors of Amalco shall be eleven (11) and until changed by the shareholders or the directors of Amalco in a manner permitted by the OBCA such number shall be five (5). Subject to the OBCA, the board of directors of Amalco shall be authorized and empowered to determine the number of directors within the minimum and maximum number and the number of directors to be elected at each annual meeting of shareholders of Amalco. The directors shall be further empowered to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders;

(e) There shall be no restrictions on the right to transfer any shares of Amalco as set forth in the Articles of Amalgamation;

(f) There shall be no restriction on the business that Amalco may carry on;

(g) The first directors of Amalco, all of whom are resident Canadians, shall be the persons whose names and addresses appear below:

Name	Address
John Campbell	1930 Bellevue Avenue West Vancouver, BC V7V 1B5
Frank Davis	33 Edgevalley Drive Toronto, ON M9A 4N8
David Duvall	1269 McBride St. North Vancouver, BC V7P 1G2
Barry Gordon	18 Ridgewood Road Toronto, ON M5P 1T5
Robert Pollock	94 Garfield Ave Toronto, ON M4T 1G1

(h) The first directors of Amalco shall hold office until the first annual meeting of the shareholders of Amalco or until their successors are duly elected or appointed;

(i) The board of directors of Amalco may from time to time, in such amounts and on such terms as it deems expedient:

(i) borrow money on the credit of Amalco;

(ii) issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of Amalco; and

(iii) charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of Amalco, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of Amalco.

The board of directors of Amalco may from time to time delegate to such one or more of the directors and officers of Amalco as may be designated by the board of directors all or any of the powers conferred on the board of directors above to such extent and in such manner as the board of directors shall determine at the time of each such delegation.

(j) The first auditors of Amalco shall be KPMG LLP, Chartered Accountants, which shall hold office until the first annual meeting of Amalco following the Amalgamation or until their successors are elected or appointed.

IN WITNESS WHEREOF the parties hereto have executed this Amalgamation Agreement.

TRANS AMERICA INDUSTRIES LTD.

Per: (signed) "John K. Campbell"
President

1322256 ALBERTA LTD.

Per: (signed) "Robert Pollock"
Chief Executive Officer

EXHIBIT 2
ARTICLES OF AMALGAMATION

[Filed on SEDAR with Combination Agreement – Not Reproduced]

EXHIBIT 3
TSA CONVERTIBLE SECURITIES

As at December 31, 2007, convertible securities were outstanding for the purchase of common shares as follows:

Type of Convertible Securities	Number of Shares	Exercise Price Per Share	Potential Proceeds	Expiry Date
Options	350,000	$0.35	$122,500	December 9, 2008
	50,000	$0.35	$17,500	January 6, 2009
	250,000	$0.35	$87,500	August 18, 2009
	300,000	$0.35	$105,000	December 7, 2009
	50,000	$1.10	$55,000	October 8, 2010
	25,000	$1.00	$25,000	December 15, 2010
	125,000	$0.75	$93,750	September 12, 2012
	50,000	$0.75	$37,500	December 21, 2012
Other	7,635,000(1)	$1.25	$9,543,750	May 3, 2009
	457,275(2)	$1.25	$571,593.75	May 3, 2009
	457,275(3)	$1.00	$457,275	May 3, 2009
	457,275(4)	$1.25	$571,593.75	May 3, 2009
Total	**10,031,825**		**$11,687,962.50**	

(1) Shares issuable upon the exercise of current outstanding share purchase warrants.

(2) Shares issuable upon the exercise of share purchase warrants obtained on exercise of current outstanding Finders Units (each Finders Unit consists of one share and one share purchase warrant).

(3) Shares issuable upon the exercise of current outstanding Finders Options (Each Finders Option entitles the holder to purchase one Finders Unit, which consists of one share and one share purchase warrant).

(4) Shares issuable upon the exercise of share purchase warrants issued pursuant to the exercise of current outstanding Finders Units obtained by the exercise of Finders Options (Each Finders Option entitles the holder to purchase one Finders Unit, which consists of one share and one share purchase warrant).

SCHEDULE B-1
TSA STATED CAPITAL RESOLUTION

WHEREAS Trans America Industries Ltd. ("**TSA**") proposes to reduce its stated capital pursuant to the provisions of the *Business Corporations Act* (British Columbia) (the "**BCBCA**");

AND WHEREAS a reduction in TSA's stated capital would not result in TSA being unable to pay its liabilities as they become due and there are no reasonable grounds for believing that a reduction in TSA's stated capital would result in the realizable value of TSA's assets being less than the aggregate of its liabilities;

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. TSA be authorized to reduce the stated capital attributable to the common shares of TSA by an aggregate amount equal to $2,812,128, being an amount equivalent to the deficit as of March 31, 2008, which amount will not be distributed to any shareholders of the TSA;

2. subject to the provisions of the BCBCA, any director or officer of the TSA is hereby authorized and directed, acting for, in the name of and on behalf of the TSA, to execute or cause to be executed, under the seal of the TSA or otherwise and to deliver or to cause to be delivered, all such other acts as in the opinion of such director or officer of the TSA may be necessary or desirable to carry out the terms of the foregoing resolution.

SCHEDULE B-2
TSA CONTINUANCE RESOLUTION

WHEREAS Trans America Industries Ltd. (the "**TSA**") and 1322256 Alberta Ltd. ("**AlbertaCo**") have entered into a combination agreement (the "**Combination Agreement**") dated May 11, 2008 whereby TSA and AlbertaCo will each continue out of their present governing jurisdictions and into Ontario and subsequently will amalgamate (the "**Amalgamation**") pursuant to Section 174 of the *Business Corporations Act* (Ontario) (the "**OBCA**") to form one corporation ("**Amalco**") according to the terms set out in the Combination Agreement and an amalgamation agreement under Section 175 of the OBCA (the "**Amalgamation Agreement**") entered into between the TSA and AlbertaCo and dated May 11, 2008;

AND WHEREAS TSA was incorporated by Memorandum and Articles of Association on September 25, 1963 (the "**Charter**");

AND WHEREAS TSA is desirous of continuing as an Ontario corporation in order to effect the Amalgamation;

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. TSA be authorized to apply to the Registrar of Companies for authorization to continue from the BCBCA to the OBCA pursuant to Section 308 of the BCBCA as set forth in the Combination Agreement;

2. TSA be authorized to apply to the Director under the OBCA for authorization to continue from the BCBCA to the OBCA pursuant to Section 180 of the OBCA (the "**Continuance**") as set forth in the Combination Agreement;

3. subject to such Continuance, and without affecting the validity and existence of the TSA by or under its Charter and of any act done thereunder, TSA's Charter is hereby amended to make all changes necessary to conform to the OBCA which amended Charter shall be the articles of TSA following the Continuance;

4. notwithstanding that this special resolution has been passed (and the Continuance adopted) by the shareholders of TSA, the directors of TSA are hereby authorized and empowered not to proceed with the Continuance at any time prior to the issue of a certificate giving effect to the Continuance without further approval of the shareholders of TSA; and

5. any one officer or any one director of TSA be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of TSA, to execute or to cause to be executed, under the seal of TSA or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this special resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by TSA, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with this special resolution or in order to give effect to the intent of this special resolution.

SCHEDULE B-3
TSA AMALGAMATION RESOLUTION

WHEREAS Trans America Industries Ltd. ("**TSA**") and 1322256 Alberta Ltd. ("**AlbertaCo**") have entered into a combination agreement (the "**Combination Agreement**") dated May 11, 2008 whereby TSA and AlbertaCo will each continue out of their present governing jurisdictions and into Ontario and subsequently will amalgamate (the "**Amalgamation**") pursuant to Section 174 of the *Business Corporations Act* (Ontario) (the "**OBCA**") to form one corporation ("**Amalco**") according to the terms set out in the Combination Agreement and according to the terms set out in an amalgamation agreement under Section 175 of the OBCA (the "**Amalgamation Agreement**") entered into between TSA and AlbertaCo and dated May 11, 2008;

AND WHEREAS pursuant to the Amalgamation Agreement, among other things, former TSA Shareholders (except a registered TSA Shareholders who validly exercises the right to dissent from this special resolution) will receive one (1) common share of Amalco for every two (2) common shares of TSA and former AlbertaCo Shareholders (except a registered AlbertaCo Shareholder who validly exercises the right to dissent from this special resolution) will receive one (1) common share of Amalco Share for every twenty (20) common shares of AlbertaCo;

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. conditional upon approval of the special resolution authorizing the continuance of TSA as an Ontario corporation under the provisions of the OBCA, and conditional upon the approval of the special resolution authorizing the continuance of AlbertaCo as an Ontario corporation under the provisions of the OBCA;

2. the Amalgamation Agreement, as set forth as Exhibit 1 to the Combination Agreement (which is attached as Schedule A to the joint management information circular of TSA and AlbertaCo dated June 17, 2008 (the "**Circular**")), the actions of the directors of TSA in approving the Amalgamation and the actions of the directors and officers of TSA in executing the Amalgamation Agreement are hereby confirmed, ratified and approved;

3. notwithstanding that this special resolution has been passed (and the Amalgamation Agreement adopted) by the shareholders of TSA, the directors of TSA are hereby authorized and empowered not to proceed with the Amalgamation and to terminate the Amalgamation Agreement at any time prior to the issue of a certificate giving effect to the Amalgamation without further approval of the shareholders of TSA;

4. any one officer or any one director of TSA be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of TSA, to execute or to cause to be executed, under the seal of TSA or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this special resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by TSA, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with this special resolution or in order to give effect to the intent of this special resolution.

SCHEDULE B-4
TSA AMALCO DIRECTOR RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. conditional upon the approval of a special resolution authorizing the continuance of Trans America Industries Ltd. ("**TSA**") under the *Business Corporations Act* (Ontario) (the "**OBCA**"), conditional upon the approval of a special resolution authorizing the continuance of 1322256 Alberta Ltd. ("**AlbertaCo**") under the provisions of the OBCA and conditional upon the approval of a special resolution authorizing the amalgamation of TSA and AlbertaCo to form an amalgamated corporation ("**Amalco**") under the provisions of the OBCA, the directors of Amalco be and they are hereby authorized and directed to fix the minimum and maximum number of directors from time to time as set forth in the Articles of Amalgamation of Amalco, pursuant to the provisions of Section 125(3) of the OBCA; and

2. any one officer or any one director of TSA be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of TSA, to execute or to cause to be executed, under the seal of TSA, or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this special resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by TSA, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with this special resolution or in order to give effect to the intent of this special resolution.

SCHEDULE B-5
TSA AMALCO STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1. conditional upon approval of the continuance (the "**Continuance**") of Trans America Industries Ltd. ("**TSA**") under the *Business Corporations Act* (Ontario) and the approval of the amalgamation (the "**Amalgamation**") of TSA and 1322256 Alberta Ltd. ("**AlbertaCo**") to form an amalgamated corporation ("**Amalco**"), a new stock option plan (the "**Amalco Stock Option Plan**") substantially in the form set forth in Exhibit E to the joint management information circular of TSA and AlbertaCo dated June 17, 2008 be and is hereby approved, ratified and confirmed as the stock option plan of Amalco;

2. the number of common shares of Amalco issuable pursuant to the Amalco Option Plan be set at 10% of the total number of common shares of Amalco issued and outstanding from time to time;

3. any and all currently stock options outstanding under any existing stock option plan of TSA be and are hereby subject to and governed by the terms of the Amalco Option Plan, subject to any limitations imposed by applicable regulation, laws, rules and policies; and

4. any one officer or any one director of TSA be and hereby is authorized and empowered, acting for and on behalf of TSA, to execute or to cause to be executed, under the seal of TSA, or otherwise, and to deliver or to cause to be delivered, all such agreements and all other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by TSA, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with this resolution or in order to give effect to the intent of this resolution.

SCHEDULE B-6
TSA AMALCO BY-LAW RESOLUTION

BE IT RESOLVED THAT:

1. conditional upon the approval of the special resolution authorizing the continuance of Trans America Industries Ltd. ("**TSA**") as an Ontario corporation under the provisions of the *Business Corporations Act* (Ontario) (the "**OBCA**"), and conditional upon the approval of the special resolution authorizing the continuance of 1322256 Alberta Ltd. ("**AlbertaCo**") as an Ontario corporation under the provisions of the OBCA, and conditional upon the amalgamation of TSA and 1322256 Alberta Ltd. ("**AlbertaCo**") to form an amalgamated corporation ("**Amalco**") under the provisions of the OBCA;

2. the general by-law of Amalco in the form as set out in the joint management information circular of TSA and AlbertaCo dated June 17, 2008 as Schedule D be and the same is hereby approved, confirmed and ratified; and

3. any one officer or any one director of TSA be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of TSA, to execute or to cause to be executed, under the seal of TSA, or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by TSA, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with this resolution or in order to give effect to the intent of this resolution.

SCHEDULE C-1
ALBERTACO STATED CAPITAL RESOLUTION

WHEREAS 1322256 Alberta Ltd., ("**AlbertaCo**") proposes to reduce its stated capital pursuant to the provision of the *Business Corporations Act* (Alberta) (the "**ABCA**");

AND WHEREAS a reduction in AlbertaCo's stated capital would not result in AlbertaCo being unable to pay its liabilities as they become due and there are no reasonable grounds for believing that a reduction in AlbertaCo's stated capital would result in the realizable value of AlbertaCo's assets being less than the aggregate of its liabilities;

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. AlbertaCo be authorized to reduce the stated capital attributable to the common shares of AlbertaCo by an aggregate amount equal to $5,941,836, being an amount equivalent to the deficit as of December 31, 2007, which amount will not be distributed to any shareholders of AlbertaCo;

2. subject to the ABCA, any director or officer of AlbertaCo is hereby authorized and directed, acting for, in the name of and on behalf of AlbertaCo, to execute or cause to be executed, under the seal of AlbertaCo or otherwise and to deliver or to cause to be delivered, all such other acts as in the opinion of such director or officer of AlbertaCo may be necessary or desirable to carry out the terms of the foregoing resolution.

SCHEDULE C-2
ALBERTACO CONTINUANCE RESOLUTION

. **WHEREAS** 1322256 Alberta Ltd. ("**AlbertaCo**") and Trans America Industries Ltd. ("**TSA**") have entered into a combination agreement (the "**Combination Agreement**") dated May 11, 2008 whereby AlbertaCo and TSA will each continue out of their present governing jurisdictions and into Ontario and subsequently will amalgamate (the "**Amalgamation**") pursuant to Section 174 of the *Business Corporations Act* (Ontario) (the "**OBCA**") to form one corporation ("**Amalco**") according to the terms set out in the Combination Agreement and an amalgamation agreement under Section 175 of the OBCA (the "**Amalgamation Agreement**") entered into between the TSA and AlbertaCo and dated May 11, 2008;

WHEREAS AlbertaCo was incorporated pursuant to the *Business Corporations Act* (Alberta) (the "**ABCA**") by Certificate and Articles of Incorporation dated May 11, 2007 (the "**Charter**");

AND WHEREAS AlbertaCo is desirous of continuing as an Ontario corporation in order to effect the Amalgamation;

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. AlbertaCo be authorized to apply to the Registrar of Companies for authorization to continue from the ABCA to the OBCA pursuant to Section 189 of the ABCA as set forth in the Combination Agreement;

2. AlbertaCo be authorized to apply to the Director under the OBCA for authorization to continue from the ACBCA to the OBCA pursuant to Section 180 of the OBCA (the "**Continuance**") as set forth in the Combination Agreement;

3. subject to such Continuance, and without affecting the validity and existence of AlbertaCo by or under its Charter and of any act done thereunder, AlbertaCo's Charter is hereby amended to make all changes necessary to conform to the OBCA which amended Charter will be the articles of AlbertaCo following the Amalgamation;

4. notwithstanding that this special resolution has been passed (and the Continuance adopted) by the shareholders of AlbertaCo, the directors of AlbertaCo are hereby authorized and empowered not to proceed with the Continuance at any time prior to the issue of a certificate giving effect to the Continuance without further approval of the shareholders of AlbertaCo; and

5. any one officer or any one director of AlbertaCo be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of AlbertaCo, to execute or to cause to be executed, under the seal of AlbertaCo or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this special resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by AlbertaCo, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with this special resolution or in order to give effect to the intent of this special resolution.

SCHEDULE C-3
ALBERTACO AMALGAMATION RESOLUTION

WHEREAS 1322256 Alberta Ltd. ("**AlbertaCo**") and Trans America Industries Ltd. ("**TSA**") have entered into a combination agreement (the "**Combination Agreement**") dated May 11, 2008 whereby AlbertaCo and TSA will each continue out of their present governing jurisdictions and into Ontario and subsequently will amalgamate (the "**Amalgamation**") pursuant to Section 174 of the *Business Corporations Act* (Ontario) (the "**OBCA**") to form one corporation ("**Amalco**") according to the terms set out in the Combination Agreement and according to the terms set out in an amalgamation agreement under Section 175 of the OBCA (the "**Amalgamation Agreement**") entered into between TSA and AlbertaCo and dated May 11, 2008;

AND WHEREAS pursuant to the Amalgamation Agreement, among other things, former AlbertaCo Shareholders (except a registered AlbertaCo Shareholder who exercises the right to dissent from this special resolution) will receive one (1) common share of Amalco Share for every twenty (20) common shares of AlbertaCo and former TSA Shareholders (except a registered TSA Shareholders who validly exercises the right to dissent from this special resolution) will receive one (1) common share of Amalco for every two (2) common shares of TSA;

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. conditional upon approval of the special resolution authorizing the continuance of AlbertaCo as an Ontario corporation under the provisions of the OBCA, and conditional upon approval of the special resolution authorizing the continuance of TSA as an Ontario corporation under the provisions of the OBCA;

2. the Amalgamation Agreement, set forth as Exhibit 1 to the Combination Agreement (which is attached as Schedule A to the joint management information circular of TSA and AlbertaCo dated June 17, 2008 (the "**Circular**")), the actions of the directors of AlbertaCo in approving the Amalgamation and the actions of the directors and officers of AlbertaCo in executing the Amalgamation Agreement are hereby confirmed, ratified and approved;

3. notwithstanding that this special resolution has been passed (and the Amalgamation Agreement adopted) by the shareholders of AlbertaCo, the directors of AlbertaCo are hereby authorized and empowered not to proceed with the Amalgamation and to terminate the Amalgamation Agreement at any time prior to the issue of a certificate giving effect to the Amalgamation without further approval of the shareholders of AlbertaCo;

4. any one officer or any one director of AlbertaCo be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of AlbertaCo, to execute or to cause to be executed, under the seal of AlbertaCo or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this special resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by AlbertaCo, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with this special resolution or in order to give effect to the intent of this special resolution.

SCHEDULE C-4
ALBERTACO AMALCO DIRECTOR RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. conditional upon the approval of the continuance of 1322256 Alberta Ltd. ("**AlbertaCo**") under the *Business Corporations Act* (Ontario) (the "**OBCA**"), conditional upon the approval of a special resolution authorizing the continuance of TransAmerica Industries Ltd. ("**TSA**") under the provisions of the OBCA and conditional upon the approval of a special resolution authorizing the amalgamation of AlbertaCo and TSA to form an amalgamated corporation ("**Amalco**") under the provision of the OBCA, the directors of Amalco be and they are hereby authorized and directed to fix the minimum and maximum number of directors from time to time as set forth in the Articles of Amalgamation of Amalco, pursuant to the provisions of Section 125(3) of the OBCA; and

2. any one officer or any one director of AlbertaCo be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of AlbertaCo, to execute or to cause to be executed, under the seal of AlbertaCo, or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this special resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by AlbertaCo, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with this special resolution or in order to give effect to the intent of this special resolution.

SCHEDULE C-5
ALBERTACO AMALCO STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1. conditional upon approval of the continuance (the "**Continuance**") of 1322256 AlbertaCo Ltd. ("**AlbertaCo**") under the *Business Corporations Act* (Ontario) and the approval of the amalgamation (the "**Amalgamation**") of AlbertaCo and Trans America Industries Ltd. ("**TSA**") to form an amalgamated corporation, a new stock option plan (the "**Amalco Stock Option Plan**") substantially in the form set forth in Exhibit E to the joint management information circular of TSA and AlbertaCo dated June 17, 2008 be and is hereby approved, ratified and confirmed as the stock option plan of Amalco;

2. the number of common shares of Amalco issuable pursuant to the Amalco Option Plan be set at 10% of the total number of common shares of Amalco issued and outstanding from time to time;

3. any and all currently stock options outstanding under any existing stock option plan of AlbertaCo be subject to and governed by the terms of the Amalco Option Plan, subject to any limitations imposed by applicable regulation, laws, rules and policies; and

4. any one officer or any one director of AlbertaCo be and hereby is authorized and empowered, acting for and on behalf of AlbertaCo, to execute or to cause to be executed, under the seal of AlbertaCo, or otherwise, and to deliver or to cause to be delivered, all such agreements and all other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by AlbertaCo, and to do or to cause to be done all such other acts and things as any of them shall consider necessary or desirable in connection with this resolution or in order to give effect to the intent of this resolution.

SCHEDULE C-6
ALBERTACO AMALCO BY-LAW RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. conditional upon the approval of a special resolution authorizing the continuance of 1322256 Alberta Ltd. ("**AlbertaCo**") as an Ontario corporation under the provisions of the *Business Corporations Act* (Ontario) (the "**OBCA**"), and conditional upon the approval of a special resolution authorizing the continuance of Trans America Industries Ltd. ("**TSA**") under the provisions of the OBCA and conditional upon the approval of a special resolution authorizing the amalgamation of AlbertaCo and TSA to form an amalgamated company ("**Amalco**") under the provisions of the OBCA, the general by-law of Amalco in the form as set forth in the joint management information circular of AlbertaCo and TSA dated June 17, 2008 as Schedule D be and the same is hereby approved, confirmed and ratified; and

2. any one officer or any one director of AlbertaCo be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of AlbertaCo, to execute or to cause to be executed, under the seal of AlbertaCo, or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by AlbertaCo, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with this resolution or in order to give effect to the intent of this resolution.

SCHEDULE D
AMALCO GENERAL BY-LAW

BY-LAW NO. 1

A by-law relating generally to the conduct of the affairs of

[PRIMARY CORP.]

CONTENTS

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of [Primary Corp.] (hereinafter called the "**Corporation**") as follows:

ARTICLE ONE
INTERPRETATION

1.1 Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(a) **"Act"** means the *Business Corporations Act*, R.S.O. 1990 c. B. 16 and the regulations made pursuant thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(b) **"appoint"** includes "elect" and vice versa;

(c) **"board"** means the board of directors of the Corporation;

(d) **"by-laws"** means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(e) **"meeting of shareholders"** includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(f) **"non-business day"** means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Ontario);

(g) **"recorded address"** means in the case of a shareholder his latest address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(h) **"signing officer"** means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 0 or by a resolution passed pursuant thereto;

(i) all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act; and

(j) the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word "person" shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

1.2 Conflict with Laws

In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the *Securities Transfer Act*, the provisions of the Act or the *Securities Transfer Act*, as applicable, shall prevail.

ARTICLE TWO
BANKING, EXECUTION OF DOCUMENTS

2.1 Execution of Instruments

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one (1) officer or director and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term "**contracts, documents or instruments in writing**" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the President, a Vice-President, the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

Contracts, documents or instruments in writing may be signed electronically to the extent permitted by applicable laws.

2.2 Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

ARTICLE THREE
DIRECTORS

3.1 Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to paragraph 0, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine, provided that if the Corporation has fewer than three directors, all directors must be present at any meeting of the board to constitute a quorum.

3.2 Qualification

No person shall be qualified for election as a director if he is less than 18 years of age; if he is a person who has been found under the *Substitute Decisions Act, 1992* or the *Mental Health Act* to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. At least 25 percent of the directors shall be resident Canadians, provided that if the Corporation has less than four directors, at least one director shall be a resident Canadian. At least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.3 Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.4 Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.5 Vacation of Office

A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.6 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.7 Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to paragraphs 3.8 and 3.9, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.8 Meeting by Telephone

If all the directors of the Corporation present or participating in the meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

3.9 Place of Meetings

Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

3.10 Calling of Meetings

Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the President, a Vice-President who is a director or any two directors may determine and the Secretary, when directed by the board, the Chairman of the Board (if any), the President, a Vice-President who is a director or any two directors shall convene a meeting of the board.

3.11 Notice of Meeting

Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 9.1 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

3.12 First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.13 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.14 Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.15 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chairman.

3.16 Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3.17 Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract or transaction so referred to the board shall not attend any part of a meeting of the board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of this section, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all of the directors are required to disclose their interests pursuant to this section, the contract or transaction may be approved only by the shareholders.

3.18 Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

ARTICLE FOUR
COMMITTEES

4.1 Managing Director, Committee of Directors

The board may appoint from their number a managing director or a committee of directors, however designated, and delegate to such managing director or committee any of the powers of the board except those which pertain to items which, under the Act, a managing director and committee of directors has no authority to exercise.

4.2 Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.3 Audit Committee

The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

4.4 Advisory Committees

The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.5 Procedure

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

ARTICLE FIVE
OFFICERS

5.1 Appointment

The board may from time to time appoint a Chairman of the Board, a President, a Chief Executive Officer, a Chief Financial Officer, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify

the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to paragraph 0, an officer may but need not be a director and one person may hold more than one office. In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.2 Chairman of the Board

The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board and committees of the board. The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

5.3 President

The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

5.4 Vice-President

Each Vice-President shall have such powers and duties as the board or the President may specify. The Vice-President or, if more than one, the Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of the board and that a Vice-President who is not a director and shareholder shall not preside as chairman at any meeting of shareholders.

5.5 Secretary

The Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

5.6 Treasurer

The Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify. Unless and until the board designates any other officer of the Corporation to be

the Chief Financial Officer of the Corporation, the Treasurer shall be the Chief Financial Officer of the Corporation.

5.7 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.8 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.9 Term of Office

The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.10 Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

5.11 Conflict of Interest

An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph 3.18.

5.12 Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to sub-delegate) as may be thought fit.

5.13 Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

ARTICLE SIX

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1 Submission of Contracts or Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.2 For the Protection of Directors and Officers

In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph 0, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.3 Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or

officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.4 Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs; charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or other proceeding in which the individual is involved because of that association with the Corporation or such other entity:

(a) he acted honestly and in good faith with a view to the best interest of the Corporation or, as the case may be, to the best interests of the other entity for which he acted as director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify, and may advance moneys to, such person in such other circumstances as the Act permits or requires.

6.5 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.4 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

ARTICLE SEVEN
DIVIDENDS

7.1 Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.2 Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.3 Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

7.4 Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE EIGHT
MEETINGS OF SHAREHOLDERS

8.1 Annual Meetings

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the President may from time to time determine, and in any event no later than fifteen (15) months after the Corporation's last annual meeting of shareholders, subject to applicable stock exchange rules, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

8.2 Special Meetings

The board, the Chairman of the Board (if any) or the President shall have power to call a special meeting of shareholders at any time.

8.3 Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

8.4 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 9.1 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

8.5 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 8.6, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

8.6 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 30 days, as a record date for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.7 Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a) if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b) if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

8.8 Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: the President or a Vice-President who is a director and a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.9 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.10 Quorum

Subject to paragraph 8.20, a quorum at any meeting of shareholders, unless a greater number is required to be present or a greater number of shares are required to be represented at the meeting by the Act or by the articles or any other by-law, shall be two persons present in person, each being a shareholder entitled to vote at the meeting, or a duly appointed proxyholder for an absent shareholder entitled to vote at the meeting, and holding or representing by proxy not less than 5% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting. If at any meeting the requisite quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date not being less than 30 days later and to such time and place as may be announced by the chairman at the meeting and subject to 8.18, it shall not be necessary to give notice of the adjourned meeting.

At such adjourned meeting the persons present at such meeting, provided that there are at least two (2) such persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder entitled to vote at the meeting, shall be a quorum for the transaction of the business for which the meeting was originally called.

8.11 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 8.5, a shareholder whose name appears on such list is entitled to vote the shares shown opposite his name at the meeting to which the list relates. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 8.5, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.12 Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be signed in writing or by electronic signature by the shareholder or his attorney authorized by a document that is signed in writing or by electronic signature, and shall conform with the requirements of the Act.

8.13 Time for Deposit of Proxies

The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice,

only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.14 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

8.15 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

8.16 Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.17 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.18 Adjournment

The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

8.19 Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

8.20 Meetings by Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed to be present at the meeting.

ARTICLE NINE
NOTICES

9.1 Method of Giving Notices

A notice or document required by the Act, the regulations, or the articles or by-laws of the Corporation to be sent to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to:

(a) the shareholder at his recorded address; and

(b) the director at his recorded address or his address in the most recent notice filed under the *Corporations Information Act*, whichever is the more current.

9.2 Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

9.3 Proof of Service

A certificate of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

9.4 Notice to Joint Shareholders

All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

9.5 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

9.6 Undelivered Notices

If any notice given to a shareholder pursuant to paragraph 9.1 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

9.7 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

9.8 Deceased Shareholders

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

9.9 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

9.10 Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing or by electronic means in accordance with the Act, except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

ARTICLE TEN

REPEAL

10.1 Repeal

Upon this by-law coming into force, any previous by-law number 1 governing any predecessor corporations forming the Corporation shall be repealed, provided that such repeal shall not affect the previous operation of such by-law number 1 so repealed or affect the validity of any act done or right, privilege, obligation, acquired or incurred, or the validity of any contract or agreement made pursuant to such by-law number 1 prior to its repeal. All resolutions of the shareholders and of the board with continuing effect passed under such repealed by-law number 1 shall continue to be good and valid.

ARTICLE ELEVEN
EFFECTIVE DATE

11.1 Effective Date

This by-law shall come into force upon being passed by the board.

ENACTED the day of July, 2008.

WITNESS the seal of the Corporation.

President and Chief Executive Officer	Chief Financial Officer

SCHEDULE E
SECTION 238 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and
the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

(This page has been left blank intentionally.)

SCHEDULE F
SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents

under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is

lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities. RSA 2000 cB-9 s191;2005 c40 s7

SCHEDULE G
SECTION 185 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

SCHEDULE H
COMPARISON BETWEEN BRITISH COLUMBIA AND ONTARIO CORPORATE LAW

In approving the TSA Continuance, TSA Shareholders will be agreeing to hold securities in a corporation whose business and affairs are governed by the *Business Corporations Act* (Ontario) (the "**OBCA**"). The following is a summary of some of the differences that could materially affect the rights and obligations of TSA Shareholders after giving effect to the TSA Continuance. In exercising their vote, TSA Shareholders should consider the distinctions between the OBCA and the Business Corporations Act (British Columbia) (the "**BCBCA**"), the statute that currently governs the business and affairs of TSA, only some of which are outlined below.

Notwithstanding the change in the rights and obligations of TSA Shareholders under the OBCA and the proposed TSA Continuance, TSA will still be bound by the rules and policies of the TSXV, the Alberta Securities Commission and the British Columbia Securities Commission, as well as any other applicable securities legislation.

Nothing that follows **should be construed as legal advice to any particular TSA Shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the TSA Continuance.**

Charter Documents

Under the OBCA, the charter documents will consist of an Articles of Continuance, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and By-laws, which govern the management of TSA following the Continuance. The Articles of Continuance are filed with the Director appointed under the OBCA while the by-laws are kept at TSA's registered office.

Under the BCBCA, the charter documents consist of a Notice of Articles, which sets forth the name of the corporation and the amount and type of authorized capital, and Articles, which will govern the management of TSA. The Notice of Articles is filed with the Registrar of Companies while the Articles will be kept at the TSA's records office.

The TSA Continuance and the adoption of the Articles of Continuance and by-laws will not result in any substantive changes to the constitution, powers or management of TSA, except as otherwise described herein.

Amendments to Charter Documents

Under the OBCA, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the change at a special meeting of shareholders, and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the change than those of the holders of other classes or series of shares, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote. Authorization to amalgamate an OBCA corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class or series of shares entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle such holders to vote separately as a class or series under Section 170 of the OBCA.

Any substantive change to the corporate charter of a corporation under the BCBCA, such as a change of the restrictions, if any, on the business carried on by a corporation, a change in the name of a corporation or an increase or reduction of the authorized capital of a corporation requires a special resolution passed by the majority of votes that the Articles of the corporation specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. Other fundamental changes such as a change of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuance of a corporation out of the jurisdiction require a similar special resolution passed by holders of shares of each class entitled to vote at a general meeting of the corporation and the holders of all classes of shares adversely affected by a change of special rights and restrictions.

Sale of TSA's Undertaking

The OBCA requires approval by not less than two-thirds of the votes cast upon a special resolution at a duly called special meeting for a sale, lease or exchange of all or substantially all of the property of the corporation (other than in the ordinary course of business of the corporation). Holders of a class or series of shares, otherwise not entitled to vote, may vote separately only if the sale, lease or exchange would affect a particular class or series in a manner different from the shares of another class or series entitled to vote.

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking (as opposed to "property" under the OBCA) of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the Articles of the corporation specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. As the new Articles will not contain such a provision, a two-thirds majority vote will be required in the event of a sale of the corporation's undertaking. While the shareholder approval thresholds will be the same under the OBCA as under the BCBCA, there are differences in the nature of the sale which requires such approval (i.e. a sale of all or substantially all of the "property" under the OBCA and of all or substantially all of the "undertaking" under the BCBCA).

Rights of Dissent and Appraisal

The OBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of:

(a) a resolution to amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) a resolution to amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) a resolution to amalgamate with another corporation;

(d) a resolution to be continued under the laws of another jurisdiction; or

(e) a resolution to sell, lease or exchange all or substantially all the corporation's property.

The BCBCA contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the OBCA. See "Rights of Dissenting Shareholders - Rights of Dissent to the TSA Continuance."

Oppression Remedies

Under the OBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates:

(a) any act or omission of the corporation or its affiliates effects, or threatens to effect, a result;

(b) the business or affairs of the corporation or its affiliates are, or have been or are threatened to be carried on or conducted in a manner; or

(c) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of, any security holder, creditor, director or officer.

The OBCA contains rights that are substantially broader in that they are available to a larger class of complainants than the BCBCA. Under the BCBCA, a shareholder of a corporation has the right to apply to court on the grounds:

(a) that the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(b) that some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it, sees fit including an order to prohibit any act proposed by the corporation.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the OBCA, and this right extends also to registered shareholders, former registered shareholders, beneficial owners of shares, former beneficial owners of shares, directors, former directors, officers and former officers of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

Both the BCBCA and the OBCA provide that shareholders of a corporation holding not less than 5% of the issued voting shares of a corporation may give notice to the directors requiring them to call and hold a meeting.

Form of Proxy and Information Circular

The BCBCA requires a reporting corporation, such as TSA, to provide with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with at and conduct of the meeting. The OBCA's provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

Indemnification

The OBCA allows a corporation to indemnify a director or former director or officer or former officer of a corporation or its affiliates against all liability and expenses reasonably incurred by him in a proceeding to which he is made party by reason of being or having been a director or officer if he acted honestly and in good faith with a view to the best interests of the corporation and, in cases where an action is or was substantially successful on the merits of his defence of the action or proceeding against him in his capacity as a director or officer. The BCBCA also provides this right.

Giving Financial Assistance

The OBCA limits the circumstances under which a corporation may give financial assistance to any person only where there are reasonable grounds for believing that the corporation would be unable to meet its liabilities as they become due and the corporation's assets exceed the aggregate of its liabilities and stated capital of all classes. The BCBCA also limits the circumstances under which a corporation may give financial assistance to any person only where there are reasonable grounds for believing that the corporation would be unable to meet its liabilities as they become due and the corporation's assets exceed the aggregate of its liabilities and stated capital of all classes.

Place of Meetings

Subject to the articles or any unanimous shareholder agreement, the OBCA permits meetings of shareholders to be held inside or outside Ontario as the directors determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Under the BCBCA, meetings of shareholders are required to be held in British Columbia unless:

(a) a location outside of British Columbia is provided for in the Articles;

(b) the Articles do not restrict the corporation from approving a location outside of British Columbia for the holding of the general meeting and the location for the meeting is:

  (i) approved by the resolution required by the Articles for that purpose; or

  (ii) if no resolution is required for that purpose by the Articles, approved by ordinary resolution; or

(c) the location for the meeting is approved in writing by the Registrar of Companies before the meeting is held.

Directors

The OBCA provides that a distributing corporation must have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. There is a 50% residency requirement for directors of a Ontario corporation.

The BCBCA provides that a public corporation must have a minimum of three directors. The BCBCA has neither Canadian nor provincial residency requirements for directors.

Rights of Dissent to the TSA Continuance

TSA Shareholders are entitled to dissent in respect of the TSA Continuance Resolution in accordance with Section 238 of the BCBCA. Strict compliance with the provisions of Section 238 is required in order to exercise the right to dissent. Provided the TSA Continuance becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of such shareholder's pre-amalgamation shares, in respect of which such shareholder dissents in accordance with Section 238 of the BCBCA. **Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent.** Accordingly, a beneficial owner of shares desiring to exercise his or her dissent right must make arrangements for the shares beneficially owned by him to be registered in his or her name prior to the time the written objection of the TSA Continuance Resolution is required to be received by TSA or alternatively, make arrangements for the registered holder of his shares to dissent on his behalf. See "Rights of Dissenting Shareholders – Rights of Dissent to the TSA Continuance."

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SCHEDULE I
COMPARISON BETWEEN ALBERTA AND ONTARIO CORPORATE LAW

In approving AlbertaCo Continuance, AlbertaCo Shareholders will be agreeing to hold securities in a corporation whose business and affairs are governed by the *Business Corporations Act* (Ontario) (the "**OBCA**"). The following is a summary of some of the differences that could materially affect the rights and obligations of AlbertaCo Shareholders after giving effect to AlbertaCo Continuance. In exercising their vote, AlbertaCo Shareholders should consider the distinctions between the OBCA and the *Business Corporations Act* (Alberta) (the "**ABCA**"), the statute that currently governs the business and affairs of AlbertaCo, only some of which are outlined below.

Notwithstanding the change in the rights and obligations of AlbertaCo under the OBCA and the proposed AlbertaCo Continuance, AlbertaCo will still be bound by the rules and policies of the TSXV, the Alberta Securities Commission, the British Columbia Securities Commission, the Saskatchewan Securities Commission, the Manitoba Securities Commission, the Ontario Securities Commission, the Quebec Securities Commission, the New Brunswick Securities Commission, the Nova Scotia Securities Commission, the Prince Edward Island Securities Commission and the Newfoundland Securities Commission as well as any other applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular AlbertaCo Shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of AlbertaCo Continuance.

Charter Documents

Under the OBCA, the charter documents will consist of an Articles of Continuance, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and By-laws, which govern the management of AlbertaCo following the Continuance. The Articles of Continuance are filed with the Director appointed under the OBCA while the by-laws are kept at AlbertaCo's registered office.

Under the ABCA, the charter documents consist of "articles", which sets forth the name of AlbertaCo and the amount and type of authorized capital. The articles are filed with the Registrar of Alberta.

The AlbertaCo Continuance and the adoption of the Articles of Continuance and by-laws will not result in any substantive changes to the constitution, powers or management of AlbertaCo, except as otherwise described herein.

Amendments to the Charter Documents of AlbertaCo

Under the OBCA, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the change at a special meeting of shareholders, and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the change than those of the holders of other classes or series of shares, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote. Authorization to amalgamate an OBCA corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class or series of shares entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are

entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle such holders to vote separately as a class or series under Section 170 of the OBCA.

The ABCA require a two-thirds majority vote to make substantive changes to AlbertaCo's charter documents. Other fundamental changes pursuant to the ABCA, such as a change of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction, require a similar special resolution passed by the holders of shares of each class entitled to vote at a general meeting of AlbertaCo and the holders of all classes of shares adversely affected by a change of special rights and restrictions.

Sale of AlbertaCo's Undertaking

The OBCA requires approval by not less than two-thirds of the votes cast upon a special resolution at a duly called special meeting for a sale, lease or exchange of all or substantially all of the property of the corporation (other than in the ordinary course of business of the corporation). Holders of a class or series of shares, otherwise not entitled to vote, may vote separately only if the sale, lease or exchange would affect a particular class or series in a manner different from the shares of another class or series entitled to vote.

Under the ABCA, the approval of the shareholders of a corporation represented at a duly called meeting to which are attached not less than two thirds of the votes are entitled to vote upon a sale, lease or exchange or all or substantially all of the property of the corporation, and, where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each AlbertaCo Share carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

Rights of Dissent and Appraisal

The OBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of:

(a) a resolution to amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) a resolution to amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) a resolution to amalgamate with another corporation;

(d) a resolution to be continued under the laws of another jurisdiction; or

(e) a resolution to sell, lease or exchange all or substantially all the corporation's property.

The ABCA also provides shareholders with a dissent remedy, although the procedure for exercising this remedy is different than that contained in the OBCA. See "Rights of Dissenting Shareholders - Rights of Dissent to the AlbertaCo Continuance."

Oppression Remedies

Under the OBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates:

(a) any act or omission of the corporation or its affiliates effects, or threatens to effect, a result;

(b) the business or affairs of the corporation or its affiliates are, or have been or are threatened to be carried on or conducted in a manner; or

(c) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Under the ABCA, a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a corporation or any of its affiliates, a director or an officer or a former director or officer of a corporation or of any of its affiliates, a creditor, in respect of an application that is a derivative action, or in the discretion of the court, a creditor in respect of an application seeking relief by court on the ground of oppression or unfairness, or any other person who, in the discretion of the court, is a proper person to make an application, has the right to apply to the court on the grounds:

(a) any act or omission of the corporation or any of its affiliates effects a result,

(b) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or

(c) the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer, the Court may make an order to rectify the matters complained of.

Shareholder Derivative Actions

Under the ABCA, a shareholder or director of a corporation may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the OBCA, and this right extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

Both the ABCA and the OBCA provide that one or more shareholders of a corporation holding at least 5% of the issued voting shares of a corporation may give notice to the directors requiring them to call and hold a general meeting.

Form of Proxy and Information Circular

For reporting issuers incorporated under the ABCA, the requirement for reporting issuers to provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matters to be dealt with at, and the conduct of the general meeting is now governed by securities legislation and is not governed by the ABCA. For reporting issuers incorporated under the OBCA, these requirements are governed by both the OBCA and any applicable securities legislation.

Indemnification

The OBCA allows a corporation to indemnify a director or former director or officer or former officer of a corporation or its affiliates against all liability and expenses reasonably incurred by him in a proceeding to which he is made party by reason of being or having been a director or officer if he acted honestly and in good faith with a view to the best interests of the corporation and, in cases where an action is or was substantially successful on the merits of his defence of the action or proceeding against him in his capacity as a director or officer. The ABCA also provides this right.

Giving Financial Assistance

The OBCA limits the circumstances under which a corporation may give financial assistance to any person only where there are reasonable grounds for believing that the corporation would be unable to meet its liabilities as they become due and the corporation's assets exceed the aggregate of its liabilities and stated capital of all classes. The ABCA also limits the circumstances under which a corporation may give financial assistance to any person only where there are reasonable grounds for believing that the corporation would be unable to meet its liabilities as they become due and the corporation's assets exceed the aggregate of its liabilities and stated capital of all classes.

Place of Meetings

Subject to the articles or any unanimous shareholder agreement, the OBCA permits meetings of shareholders to be held inside or outside Ontario as the directors determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Under the ABCA, general meetings of shareholders are to be held in Alberta or may be held, at a location outside of Alberta if:

(i) the location is provided for in the articles;

(ii) if the articles do not restrict the corporation from approving a location outside of Alberta, the location is approved by the resolution required by the articles for that purpose, or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(iii) the location is approved in writing by the Registrar of Companies before the meeting is held.

Directors

The OBCA provides that a distributing corporation must have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. There is 50% residency requirements for directors of a Ontario corporation.

The ABCA provides that a distributing corporation must have at least three directors, at least two of whom are not officers or employees of the corporation or its affiliates. There is 25% residency requirements for directors of an Alberta Corporation.

Rights of Dissent to the AlbertaCo Continuance

AlbertaCo Shareholders are entitled to dissent in respect of the AlbertaCo Continuance in accordance with Section 191 of the ABCA. Strict compliance with the provisions of Section 191 is required in order to exercise the right to dissent. Provided the AlbertaCo Continuance becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of such shareholder's pre-amalgamation AlbertaCo Shares, in respect of which such shareholder dissents in accordance with Section 191 of the ABCA. **Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent.** Accordingly, a beneficial owner of shares desiring to exercise his dissent right must make arrangements for the shares beneficially owned by him to be registered in his name prior to the time the written objection of the AlbertaCo Continuance Resolution is required to be received by AlbertaCo or alternatively, make arrangements for the registered holder of his shares to dissent on his behalf. See "Rights of Dissenting Shareholders - Rights of Dissent to the AlbertaCo Continuance – AlbertaCo Continuance."

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EXHIBIT A
INFORMATION REGARDING TRANS AMERICA INDUSTRIES LTD.

The following information is presented on a pre-Reorganization basis and is reflective of the current business, financial and share capital position of TSA on a consolidated basis. Please see "Exhibit C - Information Regarding Amalco" for pro forma business, financial and share capital information for Amalco. Unless otherwise defined herein, all capitalized terms used in this "Exhibit A" shall have the same meanings as set forth in the Glossary and elsewhere in this Circular.

The information concerning TSA contained in this Circular has been furnished by TSA, which takes sole responsibility for the accuracy and completeness of the information set out herein relating to TSA. Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. **Any statement contained in a document or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein or any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes a prior statement or includes any other information set forth in a document that it modifies or supersedes. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact, or a omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.**

Name, Address and Incorporation

TSA was incorporated as "The Dee Spencer MFG. Co., Ltd." by Memorandum and Articles of Association on September 25, 1963. The Dee Spencer MFG. Co. Ltd. changed its name to "Universal Patent and Development Ltd." by Articles of Amendment dated June 4, 1965. Universal Patent and Development Ltd. changed its name to "Trans America Industries Ltd." by Articles of Amendment dated March 28, 1972. On July 5, 2004, TSA increased its authorized capital to an unlimited number of common shares. TSA is a reporting issuer in Alberta and British Columbia. The head office and registered office of TSA is located at Suite 700-789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

General Development of the Business

TSA is primarily in the mineral exploration business, directly through development and ownership of mineral properties and indirectly through investments in mineral exploration companies. During TSA's financial year ended December 31, 2007, TSA's main focus involved the management of its uranium assets in the Western United States, and the evaluation of other opportunities in the minerals sector. In addition, management was successful in raising approximately $7.6 million to fund its exploration activities in the Western United States.

Foremost among these assets is the Ambrosia Lake Uranium Project (the "**Ambrosia Project**") in New Mexico which is intended to be developed under a joint venture agreement with Neutron Energy, Inc. ("**NEI**"). In addition to its involvement with NEI in the Ambrosia Project, TSA funded NEI's initial acquisition program in the United States and is presently its largest shareholder.

As of December 31, 2007, TSA had a net working capital of $8,940,067. As of the same date, TSA held publicly quoted securities with a market value of $1,311,964 and other non publicly traded investments with an aggregate book value of $5,313,167. Working capital on hand at December 31, 2006 was $2,837,798, TSA's publicly quoted market securities were recorded at $624,876 and TSA held a non publicly quoted investment with a book value of $1,133,515.

As of May 1, 2008, pursuant to the Combination Agreement, TSA agreed to amalgamate AlbertaCo to form "Primary Corp." (hereinafter referred to as "**Amalco**"). Amalco will have approximately 33.3 million issued and outstanding shares of which TSA shareholders will hold approximately 15.6 million shares. Amalco will be a diversified merchant banking firm focused on the small cap market commencing business with a combined asset base of $28.6 million, including over $14 million in cash. Amalco will not engage in direct exploration activities.

Principal Holdings

All resource estimates referred to herein are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. TSA has not completed the work necessary to independently verify the classification of the mineral resource estimates. TSA is not treating the mineral resource estimates as National Instrument 43-101 ("**NI 43-101**") defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation.

In the context of the Reorganization, none of the mineral projects of TSA are material to TSA or Amalco.

Ambrosia Project, Ambrosia Lake, New Mexico

The Ambrosia Project is comprised of 345 unpatented lode mining claims, eight patented lode mining claims and one state of New Mexico mining lease aggregating 7,561 acres. Pursuant to an agreement dated April 28, 2006 made with NEI, TSA has the right to earn a 50% interest in the Ambrosia Project by paying to NEI an initial US$495,000 in acquisition costs (which has been paid) and expending US$5 million on exploration and development of the Ambrosia Project over a three-year period, of which US$1,510,671 has been advanced as at December 31, 2007.

The following represents a brief summary of information contained in a technical report dated May 30, 2008 entitled "Technical Report on the Uranium Resources at Ambrosia Lake Uranium Project" (the "**Report**") prepared pursuant to the provisions of National Instrument 43-101 by Broad Oak Associates through its Qualified Person, G.S. Carter, P. Eng. The full text of the Report is available under TSA's profile on the SEDAR website at www.sedar.com.

The Ambrosia Project is located in the prolific Grants-Gallup mineral belt of west-central New Mexico. This mineral belt is the site of some of the most significant uranium deposits in the United States. It is comprised of several individual mining districts, each of which has been an important historical source of uranium.

Within the Ambrosia Project area, NEI has identified four principal uranium target areas: East Roca Honda, West Endy, Elizabeth and Mesa Redonda. Historical exploration data, which was collected prior to the adoption of NI 43-101, indicate the presence of significant uranium mineralization at the East Roca Honda, West Endy (which contain the Frosty-Ox and Cliffside mines), Elizabeth and Mesa Redonda areas.

East Roca Honda

The East Roca Honda property is situated at the east end of the Strathmore Minerals/Sumitomo Roca Honda deposit which has a NI 43-101 compliant resource estimate of 17,512,000 pounds U_3O_8 contained in 3,782,000 tons grading 2.3% U_3O_8. An inferred resource of 15,832,000 pounds U_3O_8 has been established in 4,546,000 tons averaging 0.17% U_3O_8.

West Endy

The West Endy target area (the "**West Endy Target Area**") includes the Frosty-Ox deposit, an east-west trending zone of mineralization that appears to extend onto the eastern end of the adjoining Cliffside mine property where production grades were averaging 0.41% U_3O_8 before the mine closed in 1985. In 1989, Enerdyne Corporation calculated a historic resource for the Frosty-Ox area of 303,685 tons grading 0.165 % U_3O_8 representing 1,002,160 pounds U_3O_8.

In 2007, NEI carried out a six hole exploration drilling program on the Cliffside mine State lease within the West Endy Target Area. The program was designed to test for extensions of the Frosty–Ox mineralization onto the Cliffside mine lease which it was successful in doing.

Elizabeth

The Elizabeth property (the "**Elizabeth Property**") is situated approximately one mile northwest of the Cliffside mine. Two zones of strong uranium mineralization have been outlined on the Elizabeth Property in sandstones of the Westwater Canyon member of the Morrison Formation. A non-43-101 compliant resource study prepared by the Colorado School of Mines Research Institute previously established a historic resource of 3,522,134 pounds of U_3O_8 for the Elizabeth Property claims.

Mesa Redonda

The Mesa Redonda target area (the "**Mesa Redonda Target Area**") is situated on the western edge of the Ambrosia Lake mining district and is reported to host several discrete uranium deposits in the Poison Canyon sandstone unit of the Morrison Formation. Detailed exploration drilling was carried out in the Mesa Redonda Target Area by Pathfinder Mines and private interests in the late 1970's and early 1980's. Strong concentrations of uranium mineralization were reportedly encountered in numerous drill holes on the Mesa Redonda Target Area. Some 37,500 feet of rotary and core drilling has been recommended for this property to confirm historic drill results.

NEI

TSA has acquired 10,750,000 shares of NEI by advancing US$1.25 million to NEI in 2005, which enabled it to acquire uranium assets in the Western United States. Since TSA's share purchase NEI has since raised a further US$27 million privately from the sale of treasury shares.

Over the past two years NEI has acquired unpatented lode mining claims, state mining leases and deeded fee mineral leases aggregating in excess of 300,000 acres. The properties are situated in five different U.S. states and range from grassroots exploration opportunities to ones containing historic uranium resources.

The following represents a brief summary of information provided to TSA by NEI in the form of non NI 43-101 reports through presentations and directors briefings from time to time over several years

and information contained in NEI's financial statements and offering materials. The following summarizes NEI's primary projects:

The Marquez (Juan Tafoya) Project

The Marquez (Juan Tafoya) Project ("**Marquez Project**") is anchored by the Marquez and Juan Tafoya mineral deposits, all of which are situated in New Mexico east of Mount Taylor. The project includes the Marquez and Juan Tafoya deposits which host the following non-NI 43-101 compliant historic resources:

Marquez Canyon Deposit: 4,776,785 tons grading 0.112% U_3O_8 or 2.24 pounds per ton; 10,700,000 pounds U_3O_8 contained.

Juan Tafoya Deposit: 417,222 tons averaging 0.09% U_3O_8 or 1.8 pounds per ton; 751,000 pounds U_3O_8 contained.

The Marquez deposits were prepared for production by Bokum Corporation and Long Island Lighting during the mid to late 1970's. A 2,000 tonnes per day uranium mill was constructed during this period and a 1,600 foot shaft was sunk on the Marquez deposit to within 200 feet of the mineralized zone.

In 2001, the mill at the Marquez Project was dismantled. However, much of the infrastructure remains in place including a developed tailings disposal area. The mill site is on deeded land and is included in the NEI lease. The mill site is within easy trucking distance of other deposits in which NEI has an interest.

Cebolleta Deposits

The Cebolleta deposits are only nine miles by paved road north of the Marquez Project and they hold some 21,900,000 pounds of non-NI 43-101 compliant historical resources as indicated below:

Cebolleta Saint Anthony Deposit: 4,000,000 tons grading 0.10% U_3O_8 or 2.0 pounds per ton; 8,000,000 pounds U_3O_8 contained.

NEI holds the Cebolleta deposit on a 51/49% basis with Uranium Energy Corp. a Texas OTC: BB quoted corporation.

The Ambrosia Project in which TSA is earning a 50% interest is situated approximately 60 miles by road from the Marquez Project.

Edgemont- North Dakota

Uranium resources in the Edgemont area of South Dakota appear to be amenable to low cost in-situ recovery leaching methods. NEI holds more than 11,000 acres in the Edgemont area of North Dakota and TSA is continuing its acquisition program (the "**Edgemont Project**").

Historical resources identified in various reports for the Edgemont project amount to 1,149,715 short tons grading 0.105% U_3O_8 or 2,480,000 pounds.

Uranium mineralization at Edgemont occurs as roll front deposits. The depth of uranium mineralization varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for *in situ leach*-type extractive technology.

Wyoming

NEI presently holds 149 unpatented lode mining claims, 133 state mining leases and one deeded fee mineral lease covering approximately 95,000 acres in the state of Wyoming (the "**Wyoming Properties**"). The Wyoming Properties are in four separate areas and each has *in situ leach* potential.

In 2006, NEI acquired a deeded lease over a portion of the deposit that adjoins a property held by Strathmore Minerals Corp. NEI's lease contains a non-NI 43-101 compliant historical resource of 3.52 million pounds U_3O_8.

Other Properties

Shandong Project – Jiaodong Peninsula, China

TSA entered into an option and shareholder agreement dated January 14, 2005, as amended August 22, 2005, with Majestic Gold Corp. ("**MJS**") for an option to acquire a 50% interest in their 60% interest in three mining leases which form part of an interest under option from Yantai Zhong Jai Mining Inc., and a 50% interest in any additional leases acquired within a 900 square kilometre area of interest, located in the Shandong Province in the People's Republic of China.

TSA has earned its interest in this project by subscribing in prior years to 800,000 private placement units of MJS at $0.70 and an additional 1,000,000 private placement units at a price of $0.40 for a total investment aggregating $960,000 (the "**MJS Units**"). TSA sold the MJS Units in 2006 for proceeds of $1,380,000 and recognized a gain of $420,000.

In July 2006, a subsidiary company of MJS, Majestic Zhaoyuan Gold Ltd. ("**MZG**"), entered into a Co-operation Contract with China Shandong No 3 Mineral and Geological Exploration Institute. MZG has the right to acquire a 70% interest in Yantai Ludi Jinjang Gold Mining Inc., a Chinese Co-operation Company that has been established to hold the exploration rights to the Jingang Gold Project in the Shandong Province of China. MZG will earn its interest by funding exploration and development expenditures totalling $567,125 over 4 years.

Effective February 1, 2007, TSA and MJS amended their option and shareholder agreement whereby TSA may earn up to 50% of MJS's indirect 70% interest in the Jingang Gold Project (the "**Jing Cheng Interest**") by entering into a formal joint venture agreement with MZG and continuing to fund 50% of MJS's exploration costs in the Jing Cheng Interest.

Lynn Lake, Manitoba

TSA holds 33 contiguous mining claims aggregating 5,712 hectares in the Lynn Lake mining camp (the "**Lynn Lake Property**"). The Lynn Lake Property is located approximately 13 kilometers northwest of Lynn Lake, Manitoba. The expiry date for the entire claim block is 2014 as a result of the application of $869,514 in assessment work. During the year ended December 31, 2007, TSA recorded an impairment of $698,331 as management currently has no plans to further investigate the western portion of the Lynn Lake Property where these historical exploration costs had been incurred.

Work programs have been recommended by TSA's geological consultant, P. James Chornoby, P. Geo., for the eastern end of the Lynn Lake Property. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 meters at a cost of $675,000. With the possible exception of undertaking the line-cutting and the magnetic geophysical work in the spring of 2008, no decision has been made by management to implement the recommendations of TSA's geological consultant on the Lynn Lake Property.

Other Assets

TSA held the following equity investments whose trading value was as follows as of March 31, 2008:

Investment	Number of Shares	Adjusted Book Value	Market Value
Publicly Quoted			
Atacama Minerals Corp. (TSXV:AAM)	750,000	$ 436,184	$ 555,000
Compliance Energy Corp. (TSXV:CEC)	122,946	35,000	23,360
Central Sun Mining Ltd. (TSX: CSM)	7,142	29,601	13,927
Rare Element Resources Ltd. (TSXV:RES)	413,636	124,091	401,228
Non-Publicly Quoted			
Neutron Energy Inc.[(1)]	10,750,000	5,136,515	-
North American Granite Group Inc.[(2)]	500,000	176,652	-
TOTAL		**$ 5,938,043**	**993,515**

Notes:

(1) Recorded using the equity accounting method until November 7, 2007, when management determined it no longer exercised significant influence over Neutron Energy Inc. and accordingly the investment has been reclassified as a non-publicly quoted investment.

(2) Investment acquired during the year for $248,230. The book value is net of a $71,578 write down.

Also see "Exhibit C - Information Regarding Amalco - Holdings."

Selected Financial Information

Selected financial data for TSA's three most recently completed fiscal years is set forth below:

	Year Ended December 31		
	2007	2006	2005
Total Assets	$ 17,706,229	$ 6,269,177	$ 5,488,172
Total Liabilities	229,761	67,638	10,085
Shareholders' Equity	17,476,468	6,201,529	5,478,078
Total Revenues	43,974	92,128	137,303
Cost of Sales	30,797	57,726	67,143
Operating Expenses	398,427	240,050	224,219
Stock Based Compensation	76,600	12,000	42,000
Other Items			
Interest Income	272,594	103,535	54,409
Gain on Sale of Investment	-	705,165	706,816
Write Down of Investments	(71,578)	-	-
Gain on Sale of Oil and Gas Property	54,406	-	-
Write Down Of Mineral Properties	(698,331)	-	(7,350)
Share of Loss of Significantly Influenced Investee	(1,451,000)	(379,600)	-
Dilution Gain On Issuance Of Shares By Equity Investments	5,454,000	-	-
Income Tax (Expense) Recovery	(105,000)	-	107,000
Net Income	$ 2,993,241	$ 211,452	$ 664,816
Income (Loss) Per Share – Basic	$ 0.12	$ 0.01	$ 0.03
Income (Loss) Per Share – Diluted	$ 0.08	$ 0.01	$ 0.03
Cash Dividends Declared	$ -	$ -	$ -

Management Discussion and Analysis of Financial Condition and Operation Results Year Ended December 31, 2007

Refer to TSA's Management's Discussion and Analysis for the year ended December 31, 2007, which is incorporated herein by reference.

Dividend Policy

Subject to the requirements of the BCBCA, there are no restrictions which could prevent TSA from paying dividends. TSA has not paid dividends since the commencement of its current business operations. TSA intends to reinvest any earnings to fund the development and growth of its business and does not expect to pay any dividends within the foreseeable future. Any future payments of dividends will depend upon the financial condition, capital requirements and earnings of TSA, as well as other factors the TSA Board of Directors may consider relevant.

Authorized and Issued Share Capital

The authorized capital of TSA consists of an unlimited number of TSA Shares. As of May 11, 2008, there were 31,204,418 TSA Shares outstanding. TSA shareholders are entitled to one vote per share at all meetings of Shareholders. TSA Shareholders are entitled to receive dividends as and when declared by the TSA Board of Directors and to receive a pro rata share of the assets of TSA available for distribution TSA Shareholders in the event of liquidation, dissolution or winding-up of TSA.

Capitalization

As of March 31, 2008, TSA had 31,204,418 TSA Shares issued and outstanding and 10,156,825 options outstanding which would raise approximately $11,644,212.50 if exercised in full.

There has been no material change in the share and loan capital of TSA since December 31, 2007.

Options and Other Rights to Purchase Existing TSA Shares

As at March 31, 2008, convertible securities were outstanding for the purchase of TSA Shares as follows:

Type Of Convertible Securities	Number Of TSA Shares	Exercise Price Per TSA Share	Potential Proceeds	Expiry Date
Options	350,000	$0.35	$122,500	December 9, 2008
	50,000	$0.35	$17,500	January 6, 2009
	250,000	$0.35	$87,500	August 18, 2009
	300,000	$0.35	$105,000	December 7, 2009
	50,000	$1.10	$55,000	October 8, 2010
	100,000	$0.75	$75,000	September 12, 2012
	50,000	$0.75	$37,500	December 21, 2012
Other	7,635,000(1)	$1.25	$9,543,750	May 3, 2009
	457,275(2)	$1.25	$571,593.75	May 3, 2009
	457,275(3)	$1.00	$457,275	May 3, 2009
	457,275(3)	$1.25	$571,593.75	May 3, 2009
Total	**10,156,825**		**$11,644,212.50**	

Notes:

(1) Currently outstanding share purchase warrants.

(2) There were 457,275 Finders Units issued in 2007. Each Finders Unit consisted of one TSA Share and one share purchase warrant. There are 457, 275 TSA Shares that remain issuable on exercise of the share purchase warrants.

(3) There were 457,275 Finders Options issued in 2007. Each Finders Option is exercisable for a Finders Unit, as in Note 2, at a price of $1.00 per Finders Unit. There are 457,275 TSA Shares that are issuable on exercise of the Finders Options and an additional 457,275 TSA Shares issuable on exercise of the share purchase warrants obtained on the exercise of the Finders Options.

Prior Sales

No existing TSA Shares have been issued by TSA during the twelve months prior to the date of this Circular.

Trading Prices and Volume

The TSA Shares are listed for trading on the TSXV under the symbol "TSA". The following table sets out the market price range and trading volume of the TSA Shares for each of the last 12 months.

Year		High ($)	Low ($)	Close ($)	Volume (Shares)
2008	June 1-17	0.70	0.57	0.57	16,000
	May	0.75	0.57	0.70	10,100
	April	0.57	0.50	0.57	42,300
	March	0.60	0.51	0.58	26,600
	February	0.69	0.54	0.55	17,500
	January	1.00	0.61	0.66	21,300
2007	December	1.02	0.75	0.91	23,000
	November	1.18	0.88	1.00	56,500
	October	1.25	0.76	1.10	84,900
	September	0.87	0.66	0.78	35,600
	August	1.14	0.74	0.74	40,900
	July	1.34	1.04	1.06	17,500
	June	1.40	1.17	1.35	50,600
	May	1.41	1.15	1.30	87,700

On May 9, 2008, the last trading day immediately preceeding the announcement of the Reorganization, the closing price of the TSA Shares on the TSXV was $0.70 per share.

Escrowed Securities

None of the issued and outstanding TSA Shares are subject to any escrow agreements.

Principal Holders of Voting Securities

To the knowledge of the directors and officers of TSA, as of the date of this Circular, no person beneficially owns, directly or indirectly or exercises control or direction over more than 10% of the outstanding TSA Shares.

Directors and Officers

For details regarding the directors of TSA to be elected at the TSA Meeting, please see "General Proxy Information - Particulars of Matters to be Acted Upon at the TSA Meeting – Election of Directors".

Corporate Cease Trade Orders or Bankruptcies

Except as described below, no director or officer (a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer

of any company (including TSA) that, (i) was subject to a cease trade or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including TSA) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

In 2003, John K. Campbell, President and CEO of TSA, was a director of American Natural Energy Corp. ("**ANEC**"), a TSXV Listed company, when each of the British Columbia Securities Commission, the Quebec Securities Commission and the Manitoba Securities Commission issued a cease trade order to ANEC for failure to comply with the requirements for filing financial statements and for failure to comply with filing fee requirements. The historical financial statements and filing fees were subsequently filed and all the cease trade orders were rescinded in August, 2003.

In July, 2007 and August, 2007, ANEC was also issued cease trade orders by the British Columbia Securities Commission, the Ontario Securities Commission and the Quebec Securities Commissions for failure to file financial statements and Management's Discussion & Analysis with the prescribed times. The cease trade orders have not yet been rescinded.

Penalties or Sanctions

No director or officer of TSA or shareholder holding a sufficient number of TSA Shares to affect materially the control of TSA has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the best of management's knowledge, no director or officer of TSA, or a shareholder holding a sufficient number of TSA Shares to affect materially the control of TSA, or a personal holding company of any such person, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

Directors and officer of TSA also serve as director and/or officers of other companies engaged in mineral exploration and development and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations, but only through the exercise by any such officer or director of such judgment as is consistent with his fiduciary duties to TSA which arise under British Columbia corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in his capacity as a director or officer of TSA. All conflicts of interest will be resolved in accordance with the BCBCA. Any transactions with directors and officers will be made on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to TSA, and, depending upon the magnitude of the transactions and the absence of any disinterested directors of TSA, may be submitted to the TSA Shareholders for their approval. In the opinion of management of TSA, there are no existing or potential conflicts of interest among TSA, its directors, officers or other insider of TSA, except as disclosed elsewhere in this section.

Executive Compensation

Summary Compensation Table

The following table sets out all annual and long-term compensation for services rendered in all capacities to TSA for the fiscal years ended December 31, 2007, 2006 and 2005 in respect of the following individuals (each a **"Named Executive Officer"**):

(a) TSA's chief executive officer (**"CEO"**);

(b) TSA's chief financial officer (**"CFO"**);

(c) each of TSA's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of TSA at the end of the most recently completed financial year.

As at December 31, 2007, the end of the most recently completed financial year of TSA, TSA had only Named Executive Officer, that being Mr. John K. Campbell, President and CEO of TSA. TSA had no executive officers whose total salaries and bonuses during the fiscal year ended December 31, 2007 exceeded $150,000.

	Annual Compensation				Long Term Compensation			
					Awards	Payouts		
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compensation ($)
John Campbell President & Chief Executive Officer	2007 2006 2005	90,000 Nil Nil	2,000 Nil Nil	90,000[(1)] 48,000[(1)] 48,000[(1)]	Nil 250,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note:
(1) Management fees paid to Teslin Mines Ltd. ("**Teslin Mines**"), a private company controlled by Mr. Campbell. Teslin Mines also received $20,500 from TSA for office services for the year ended December 31, 2007.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

TSA has no long-term incentive plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during TSA's most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR's (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

There were no stock options granted to the Named Executive Officer during the most recently completed financial year ended December 31, 2007.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no stock options exercised by the Named Executive Officer during the most recently completed financial year ended December 31, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no compensatory plan, contract or arrangement where the Named Executive Officer is entitled to receive more than $100,000 from TSA, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of TSA or a change in the Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

Compensation for the Named Executive Officer has been disclosed above. No cash compensation was paid to any director of TSA for the director's services as a director during the financial year ended December 31, 2007. In 2007, directors were paid bonuses totaling $8,000. Directors are reimbursed for out-of-pocket expenses.

TSA has no standard arrangement pursuant to which directors are compensated by TSA for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSXV. There were no stock options granted to directors during the most recently completed financial year ended December 31, 2007.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table set out information as of the end of TSA's most recently completed financial year with respect to compensation plans under which equity securities of TSA's are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (TSA Stock Option Plan)	1,657,275	$0.60	1,463,167
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,657,275	$0.60	1,463,167

Risk Factors

Refer to TSA's Management Discussion and Analysis for the year ended December 31, 2007 under the section "Risk Factors", which is incorporated herein by reference. In addition, none of the mineral projects of TSA, including the Ambrosia Project will be material to Amalco at the time of the Reorganization. Accordingly, it is not known how or in what manner Amalco will deal with the Ambrosia Project joint venture participation or the other resource properties held by TSA.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, employees, proposed nominees for election as directors or their associates has been indebted to TSA since the beginning of the last completed financial year.

Statement of Corporate Governance Practices

The British Columbia Securities Commission has issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 (the "**Disclosure**"). The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. TSA's approach to corporate governance in the context of the Disclosure is set out in the attached Appendix I to this Exhibit A.

Audit Committee

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("**MI 52-110**") requires TSA, as a venture issuer, to disclose annually in its Circular certain information concerning the constitution of its audit committee (the "**Audit Committee**") and its relationship with its independent auditor, as set forth in the following.

TSA's Audit Committee is comprised of three directors: John K. Campbell, David Duval and James J. McDougall. As defined in MI 52-110, John K. Campbell is not "independent"; David Duval and James J. McDougall are both "independent". Also as defined in MI 52-110, all of the Audit Committee members are "financially literate".

TSA has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Appendix II to this Exhibit A.

Since the commencement of TSA's most recently completed financial year, TSA's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor. Since the effective date of MI 52-110, TSA has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by TSA's board of directors, and where applicable the Audit Committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by TSA's external auditor for services provided in auditing TSA's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of TSA's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by TSA to its auditor each of the last two fiscal years, by category, are as follows:

Financial Year Ending	**Audit Fees**	**Audit Related Fees**	**Tax Fees**	**All Other Fees**
December 31, 2007	$60,000	Nil	Nil	Nil
December 31, 2006	$22,500	Nil	Nil	Nil

TSA is relying on the exemption provided by section 6.1 of MI 52-110 which provides that TSA, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

Legal Proceedings

TSA is not a party to any legal proceedings and is not aware of any such proceedings that are contemplated.

Interest of Informed Persons in Material Transactions

Except as disclosed herein, since the commencement of TSA's most recently completed financial year, no informed person of TSA, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect TSA or any of its subsidiaries. An "informed person" means: (a) director or executive officer of TSA; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of TSA; (c) any person or company who beneficially owns, directly or indirectly, voting securities of TSA or who exercises control or director over voting securities of TSA or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) TSA itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Pursuant to a private placement which closed on May 3, 2007, John K. Campbell, David Duval and William Meyer, all directors of TSA, each purchased 150,000 units of TSA at a price of $1.00 per unit. Each unit consisted of one TSA Share and one Share Purchase Warrant, each Share Purchase Warrant entitling the holder to purchase one additional TSA Share at a price of $1.25 per TSA Share for a period of two (2) years from closing.

During the year ended December 31, 2007 David Duval, a director of TSA, was paid $27,925 for consulting fees and shareholder communication expenses.

Auditors

The auditors of TSA are Morgan & Company, Chartered Accountants, Vancouver, British Columbia.

Registrar and Transfer Agent

The registrar and transfer agent for the TSA Shares is Pacific Corporate Trust Company, Vancouver, British Columbia.

Material Contracts

Other than the Combination Agreement and the Amalgamation Agreement, and other than contracts entered into the ordinary course of business, there are no contracts that are material to TSA that were entered into either (i) within the most recently completed financial year of TSA; or, (ii) after December 31, 2001 and before the most recently completed financial year of TSA and which are still in effect as of the date of this Circular.

Other Material Facts

There are no other material facts relating to TSA and not disclosed elsewhere in this Exhibit A or in the Circular.

Documents Incorporated By Reference

The following documents pertaining to TSA are hereby incorporated by reference and are deemed to be part of this Circular:

(i) TSA's Management's Discussion and Analysis for the three month period ended March 31, 2008;

(ii) TSA's Unaudited Interim Financial Statements for the three month period ending March 31, 2008;

(iii) TSA's Audited Financial Statements for the year ended December 31, 2007;

(iv) TSA's Audited Financial Statements for the year ended December 31, 2006;

(v) TSA's Audited Financial Statements for the year ended December 31, 2005;

(vi) TSA's Management's Discussion and Analysis for the year ended December 31, 2007; and

(vii) TSA's Annual Information Form for the year ended December 31, 2004.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, information circulars, annual information forms and business acquisition reports filed by TSA with the securities commission or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the completion of the Amalgamation should be deemed to be incorporated by reference and form part of this Circular. Additional information with respect to the business and affairs of TSA is available on SEDAR at www.sedar.com.

Additional Information

Additional information relating to TSA is available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. In addition, interested parties may contact TSA at its head office at Suite 700-789 West Pender Street, Vancouver, British Columbia V6C 1H2, telephone (604) 604 688-8042; fax (604) 689-8032, to request copies of TSA's financial statements and accompanying management's discussion and analysis.

AUDITORS' CONSENT

We have read the joint management information circular and proxy statement with respect to the combination involving Trans America Industries Ltd. (the "**Company**") and 1322256 Alberta Ltd. dated June 17, 2008 (the "**Circular**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference, in the above-mentioned Circular of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2007, 2006 and 2005 and the statements of income and deficit, comprehensive income, shareholders' equity and cash flows for the years then ended. Our reports are dated April 24, 2008, April 16, 2007 and April 17, 2006 respectively.

Vancouver, Canada (Signed) MORGAN & COMPANY

June 17, 2008 Chartered Accountants

APPENDIX I

Statement of Corporate Governance Disclosure (Venture Issuers)

The following description of the governance practices of Trans America Industries Ltd. (the "**Company**") is provided in accordance with the guidelines of Multilateral Instrument 58-101, as set out in Form 58-101F2 (the "**Form 58-101F2 Guidelines**"). The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors; the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

<u>Form 58-101F2 Guideline</u>	<u>The Governance Disclosure of the Company</u>
1. ***Board of Directors***	
Disclose how the Board of Directors (the "**Board**") facilitates its exercise of independent supervision over management, including: (i) the identity of directors that are independent; and (ii) the identity of directors who are not independent, and the basis for that determination.	The Board consists of four (4) directors, of whom three (3) are independent. None of the unrelated directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company's Board, reasonably interfere with the exercise of a directors independent judgment. David Duval, James J. McDougall and William Meyer are independent directors. John K. Campbell is the President and Chief Executive Officer of the Company, and is not independent.
2. ***Directorships***	
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The directors of the Company are directors of the following reporting issuers set opposite their names:

Name of Director	**Reporting Issuer(s)**
John K. Campbell	American Natural Energy Corp.
	AMG Oil Ltd.
	Exmin Resources Inc.
	Gleichen Resources Ltd.
William Meyer	Minco Mining & Metal Corp.
	Silver Standard Resources Inc.
	Minco Silver Corp.
	Lysander Minerals Corp.
	GGL Diamond Corp.

3. ***Orientation and Continuing Education***

Describe what steps, if any, the Board takes to orient new Board members, and describe any measure the Board takes to provide continuing education for directors.

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company's history, performance and strategic plans.

4. ***Ethical Business Conduct***

Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Board has not adopted a formal written code of ethics. The Board is of the view that the requirements of the audit committee charter and Board members' ability to reference outside professional advisors, facilitate the Company meeting ethical business standards.

5. ***Nomination of Directors***

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:

(i) who identifies new candidates; and

(ii) the process of identifying new candidates

Given the history of development of the Company's business the Board has not appointed a nomination committee or put in place formal procedures for the identification of new Board member candidates.

6. ***Compensation***

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:

(i) who determines compensation; and

(ii) process of determining compensation

Members of the Board are not compensated for acting as directors, save for being granted incentive stock options pursuant to the policies of the Exchange and the Company's stock option plan. The Board as a whole determines the stock option grants for each director. The independent Board members review on an ongoing basis, the compensation of the senior officers to ensure that it is competitive.

7. ***Other Board Committees***

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board is satisfied that in view of the nature and extent of the Company's business operations, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the audit committee.

8. ***Assessments***

Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

The Board does not, at present, have a formal process in place for assessing effectiveness of the Board as a whole or its individual directors.

APPENDIX II

Charter of Audit Committee of the Board of Directors of Trans America Industries Ltd. (the "Company")

Mandate

The primary function of the audit committee ("**Committee**") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting; and (c) financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders' meeting. Unless a chair is elected by the full board of directors, the members of the Committee may designate a chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A, any annual and interim earning statements and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e) Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review certification process for certificates required under Multilateral Instrument 52-109.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

(a) Review any related party transactions.

(b) Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters (**"Concerns"**) relating to the Company such that:

    (i) an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;

    (ii) the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

    (iii) the Committee retains all records relating to any Concerns reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

EXHIBIT B
INFORMATION REGARDING ALBERTACO

The following information is presented on a pre-Reorganization basis and is reflective of the current business, financial and share capital position of AlbertaCo. Please see "Exhibit C - Information Regarding Amalco" for pro forma business, financial and share capital information for Amalco. Unless otherwise defined herein, all capitalized words used in this "Exhibit B" shall have the same meaning as set forth in the Glossary and elsewhere in this Circular.

The information concerning AlbertaCo contained in this Circular has been furnished by AlbertaCo, which takes sole responsibility for the accuracy and completeness of the information set forth herein related to AlbertaCo. Information has been incorporated by reference in this Circular from documents filed by AlbertaCo with securities commissions or similar authorities in certain provinces of Canada. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Name, Address and Incorporation

AlbertaCo was continued under the ABCA on April 30, 2007. AlbertaCo's registered and records office is located at Burnet, Duckworth & Palmer LLP 1400, 350-7th Avenue SW, Calgary, Alberta T2P 3N9, and its head office is located at Suite 220, 3015 – 5th Ave. NE, Calgary, Alberta, T2A 6T8. AlbertaCo has no subsidiaries. AlbertaCo is a reporting issuer in each of the provinces of British Colombia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.

General Development of the Business

On April 30, 2007, AlbertaCo completed a plan of arrangement (the "**Plan of Arrangement**") for spinning out its holding on the subsidiary Tekmira Pharmaceuticals Corporation ("**Tekmira**"). Under the Plan of Arrangement, AlbertaCo's former business, assets and liabilities as well as contractual arrangements including cash and cash equivalents and all assets and liabilities were transferred to Tekmira. Tekmira continued AlbertaCo's previous operations as a pharmaceutical business and AlbertaCo changed its name to 1322256 Alberta Ltd. AlbertaCo subsequently exited the pharmaceutical business and has no substantive operations remaining, and currently is now in the development stage. AlbertaCo's only assets are cash, certain investments and related liquid items. At present, AlbertaCo does not carry on any business other than searching for an appropriate merger transaction.

AlbertaCo intends to continue into the province of Ontario whereby it will effect the Amalgamation with TSA to form Amalco. Amalco will undertake the business of merchant banking, including making equity investments in, and bridge loans to, appropriate companies.

In addition, it is expected that holders of $5,300,000 principal amount of convertible debentures will convert their debentures into AlbertaCo Non-Voting Shares and subsequently, the AlbertaCo Non-Voting Shares will be exchanged for Amalco Shares based on the AlbertaCo Exchange Ratio, and all convertible securities of AlbertaCo will be exchanged for an equivalent number of convertible securities of Amalco based on the AlbertaCo Exchange Ratio.

Assets

It is expected that Amalco will be a diversified merchant banking firm focused on the small cap market, which will conduct all such actitivites as would be typical for a merchant bank, including making equity investments in, and bridge loans to, appropriate companies. Amalco's investments will initially be primarily public and some private issuers in the mining and oil and gas sectors. Amalco will invest in equity, debt and convertible securities, which will be held both for long-term capital appreciation and shorter-term gains. Amalco will seek to identify junior companies that it considers to have resource prospects and potential, strong management teams and/or are involved with a segment of the market that is consistent with or otherwise complimentary to Amalco's macro position.

In respect of Amalco's debt investments, the borrowers are expected to be development stage publicly-traded companies. Amalco may also make loans on occasion to high net worth individuals and to other entities which may not be publicly traded. The principal amounts of the bridge loans will vary, but are expected to be in the range of $500,000 to $10,000,000.

Description Of Share Capital

AlbertaCo is authorized to issue an unlimited number of AlbertaCo Shares, and an unlimited number of AlbertaCo Non-Voting Shares. As of the date hereof there are 247,291,121 AlbertaCo Shares and zero (0) AlbertaCo Non-Voting Shares issued and outstanding. In addition there are 3,250,000 AlbertaCo Options and convertible debentures in the amount of $5,720,805 (including accrued interest) which are convertible into AlbertaCo Non-Voting Shares on the basis of 18,538 AlbertaCo Non-Voting Shares for each $1,000 worth of convertible debentures.

The following is a summary of the rights, privileges, restrictions and conditions attached to the AlbertaCo Shares and the AlbertaCo Non-Voting Shares.

AlbertaCo Shares

AlbertaCo Shareholders are entitled to dividends if, as and when declared by the AlbertaCo Board of Directors pro-rata with the AlbertaCo Non-Voting Shares. AlbertaCo Shareholders are entitled to one vote per share at any meeting of AlbertaCo Shareholders and upon liquidation to receive, pro-rata with the AlbertaCo Non-Voting Shareholders, all assets of AlbertaCo as are distributable to AlbertaCo Shareholders.

AlbertaCo Non-Voting Shares

AlbertaCo Non-Voting Shareholders are entitled to dividends, if, as and when declared by the AlbertaCo Board of Directors, pro-rata with the AlbertaCo Shares. AlbertaCo Non-Voting Shareholders are not entitled to vote at any meeting of AlbertaCo Shareholders and upon liquidation are entitled to receive, pro-rata with the AlbertaCo Shareholders, all assets of AlbertaCo as are distributable AlbertaCo Non-Voting Shareholders.

Prior Sales

Since its incorporation, AlbertaCo has issued and presently has outstanding an aggregate of 247,291,121 AlbertaCo Shares and zero (0) AlbertaCo Non-Voting Shares. The specifics of the issuances are set forth below:

Date	Number of AlbertaCo Shares	Price per Share	Proceeds
May 1, 2007	24,563,848	See note (1)	See note (1)
October 19, 2007	185,500,000	$0.055	$10,202,500
November 7, 2007	37,227,273	$0.055	$2,047,500

Notes:

(1) Effective April 30, 2007, as a result of a Plan of Arrangement, AlbertaCo spun out its former business and consolidated its shares as described further elsewhere in this circular.

Trading Prices and Volume

The AlbertaCo Shares have not traded on any organized exchange or market in the preceding 12 months.

Principal Shareholders

To the knowledge of AlbertaCo, no AlbertaCo Shareholder owns, of record or beneficially, either directly or indirectly, or exercises control over more than 10% of the issued and outstanding, AlbertaCo Shares as at the date hereof except for Mr. Robert Pollock, President and Chief Executive Officer of AlbertaCo, who owns 60,000,000 AlbertaCo Shares (24.3% of the outstanding AlbertaCo Shares).

Consolidated Capitalization

AlbertaCo is authorized to issue an unlimited number of AlbertaCo Voting Shares, an unlimited number of AlbertaCo Non-Voting Shares and an unlimited number of preferred shares, issuable in series.

The following table sets forth the capitalization of AlbertaCo as at the dates indicated:

	Authorized	Outstanding as at March 31, 2008(1)
AlbertaCo Shares	unlimited	247,291,121
AlbertaCo Non-Voting Shares	unlimited	Nil

Notes:

(1) In addition AlbertaCo has $5,300,000 principal amount of convertible unsecured debentures outstanding plus accrued interest of $340,083 convertible (including accrued interest) into 104,558,291 AlbertaCo Non-Voting Shares as at March 31, 2008, and 3,250,000 options outstanding exercisable into 3,250,000 AlbertaCo Shares.

Dividends

AlbertaCo has not declared or paid any dividends since its incorporation and while it may pay dividends in the future, AlbertaCo does not anticipate the declaration or payment of dividends in the foreseeable future. Any decision to pay dividends on its shares will be made by the AlbertaCo Board of Directors on the basis of AlbertaCo's earnings, financial requirements and other conditions existing at such future time.

Selected Financial Information

The following information has been excerpted from the audited financial statements of AlbertaCo for the period ended December 31, 2007 and unaudited financial statements for the three months ended March 31, 2008, as incorporated by reference herein.

	Three Months Ended March 31, 2008	**Period Ended December 31, 2007**
Assets	$	$
Current Assets		
Cash	5,715,709	6,894,738
Accounts receivable	1,941	3,105
Investments	6,404,724	6,335,067
Loans receivable	1,118,862	0
Liabilities and Shareholder's Equity		
Current Liabilities		
Accounts payable and accrued liabilities	13,066	30,668
Convertible debentures and accrued interest	5,598,416	5,380,667
Shareholders' Equity		
Share capital	12,211,656	12,211,656
Contributed Surplus	584,500	584,500
Accumulated other comprehensive income	946,493	967,255
Deficit	(6,112,895)	(5,941,836)
Revenues		
Interest income	59,273	60,788
Expenses		
General and administrative	144	696
Professional fees	10,660	121,684
Shareholder communications	1,778	36,076
Stock-based compensation	0	84,500
Debenture interest	217,750	580,667
Net Loss	(171,059)	(762,835)
Deficit, beginning of period	(5,941,836)	(5,179,001)
Deficit, end of period	(6,112,895)	(5,941,836)
Basic and diluted loss per AlbertaCo Voting Share	(0.00)	(0.01)
Basic and diluted weighted average number of AlbertaCo Voting Shares outstanding	247,291,121	88,949,562

On April 30, 2007, AlbertaCo completed the Plan of Arrangement. Under the Plan of

Arrangement, AlbertaCo's former business, transferable assets and liabilities and contractual arrangements, including all cash and cash equivalents, all intellectual property, products, technology and partnership arrangements have been transferred to Tekmira. As AlbertaCo and Tekmira remained under common control immediately following the Plan of Arrangement, the assets and liabilities were transferred at their carrying values using the continuity-of-interests method of accounting. For future reporting purposes, Tekmira will be considered to have continued the AlbertaCo's biopharmaceutical business and will include the historical operating results of the AlbertaCo. AlbertaCo thus has no historical financial statements prior to the completion of the Plan of Arrangement. Please refer to the documents filed on SEDAR for historical information about, including financial statements for, AlbertaCo prior to the completion of the Plan of Arrangement.

Management's Discussion and Analysis

For a discussion of the financial information presented above, please refer to the Management's Discussion and Analysis as at and for the period ended December 31, 2007 and the Interim Management's Discussion and Analysis for the three months ended March 31, 2008, which was filed on SEDAR at www.sedar.com and is incorporated by reference herein.

Directors And Officers

For details regarding the directors of AlbertaCo to be elected at the AlbertaCo Meeting, please see "General Proxy Information - Particulars of Matters to be Acted Upon at the AlbertaCo Meeting – Election of Directors."

Corporate Cease Trade Orders or Bankruptcies

No director or officer of AlbertaCo has, within the last ten years prior to the date of this document, been a director, chief executive officer or chief financial officer of any company (including AlbertaCo) that, while such person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied AlbertaCo access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in AlbertaCo being the subject of a cease trade or similar order or an order that denied the relevant company (including AlbertaCo) access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

In addition, no director of AlbertaCo has, within the 10 years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the best of management's knowledge, no director or officer of AlbertaCo, or a shareholder holding sufficient securities of AlbertaCo to effect materially the control of AlbertaCo, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority relating to trading in securities, promotion or management of a publicly

traded issuer or theft or fraud, or has been subject to any other penalties or sanctions imposed by a court or a regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Indebtedness Of Directors And Officers

There exists no indebtedness of the directors or executive officers of AlbertaCo, or any of their associates, to AlbertaCo.

Conflicts Of Interest

Certain of AlbertaCo's directors are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with us are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to AlbertaCo's best interests.

Risk Factors

An investment in the AlbertaCo Shares is subject to the same risks applicable to an investment in the Amalco Shares. Please refer to the sections on "Risk Factors" in Exhibit C – Information Regarding Amalco.

Market For Securities

Neither the AlbertaCo Voting Shares nor AlbertaCo Non-Voting Shares are listed for trading on any exchange.

Executive Compensation

No remuneration has been paid by AlbertaCo to the officers or directors of AlbertaCo in their capacities as such since the date of incorporation. No pension or retirement benefits are payable to officers or directors. There is currently no intention to provide any compensation to directors for services provided in their capacity as directors of AlbertaCo, other than the grant of AlbertaCo Options.

Options To Purchase Securities

Pursuant to the AlbertaCo Stock Option Plan, AlbertaCo Options may be granted by the AlbertaCo Board of Directors to directors, officers, employees of, and consultants to, AlbertaCo. The AlbertaCo Stock Option Plan has reserved for issuance a number of AlbertaCo Voting Shares equal to 20% of the aggregate number of AlbertaCo Voting Shares and AlbertaCo Non-Voting Shares issued and outstanding from time to time. All AlbertaCo Options granted will be in compliance with the requirements of the TSXV. AlbertaCo Options will have an exercise price which is not less than the price allowed by regulatory authorities, will be non-transferable and will be exercisable for a period not to exceed five years. The aggregate number of AlbertaCo Voting Shares subject to options granted under the AlbertaCo Stock Option Plan, from time to time, cannot exceed 20% of the aggregate number of AlbertaCo Voting Shares and AlbertaCo Non-Voting Shares outstanding at any time and no one optionee is permitted to AlbertaCo Options entitling such optionee to purchase more than 5% of the issued and outstanding AlbertaCo Voting Shares and AlbertaCo Non-Voting Shares. As at the date hereof, there are 3,250,000 AlbertaCo Options issued and outstanding.

AlbertaCo Options granted under the AlbertaCo Stock Option Plan will terminate upon the date which is 90 days from the termination of an optionee's employment or, from the date such optionee ceased to be an officer, director or consultant of AlbertaCo, unless the AlbertaCo Board of Directors otherwise determines, or, provided the optionee has died and was an officer, director, employee or consultant of AlbertaCo for at least one year following the grant of the AlbertaCo Options, shall terminate 12 months following the death of the optionee.

Escrowed Securities

None of the AlbertaCo Voting Shares or the AlbertaCo Non-Voting Shares are subject to any escrow agreements.

Risk Factors

Reference is made to the disclosure contained under the heading "Risk Factors" of the Circular and under the heading "Risk Factors" in Exhibit C – Information Regarding Amalco.

Material Contracts

The only material contracts entered into or proposed to be entered into by AlbertaCo, or on its behalf, since incorporation, other than contracts in the ordinary course of business, are as follows:

1. Combination Agreement dated May 11, 2008 between AlbertaCo and TSA respecting the Reorganization; and

2. Amalgamation Agreement dated May 11, 2008 between AlbertaCo and TSA respecting the Amalgamation.

Agreements have been filed and are available for viewing electronically under AlbertaCo's profile on SEDAR at www.sedar.com.

Interest Of Management And Others In Material Transactions

None of the directors, officers or principal shareholders of AlbertaCo, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects AlbertaCo.

There are potential conflicts of interest to which the directors and officers of AlbertaCo will be subject in connection with the operations of AlbertaCo. In particular, certain of the directors and officers of AlbertaCo are involved in managerial and/or director positions with other public companies whose operations may, from time to time, be in direct competition with those of AlbertaCo or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of AlbertaCo. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

Interests Of Certain Persons In Matters To Be Acted Upon

Upon approval and completion of the Amalgamation, the Amalco Board of Directors of will be comprised of three of the current members of the AlbertaCo Board of Directors and two nominee

directors from TSA. Management of Amalco will remain the same as the current management of AlbertaCo.

Other than as set forth in this Circular, the management of AlbertaCo is not aware of any material interest, direct or indirect, of any director, executive officer or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the AlbertaCo Meeting.

Non-Arm's Length Party Transactions

There were no material interests, direct or indirect, of directors and senior officers of AlbertaCo, any shareholders who beneficially own more than 10% of the outstanding AlbertaCo Shares, or any known associate or affiliate of such persons, in any transaction within the five (5) years prior to the date hereof, or any proposed transaction, which has materially affected or will materially affect AlbertaCo except as disclosed herein. Robert Pollock, President and Chief Executive Officer of AlbertaCo, holds 60,000,000 AlbertaCo Shares representing approximately 24.3% of the outstanding AlbertaCo Shares as at the AlbertaCo Record Date.

Legal Proceedings

To the knowledge of management of AlbertaCo, there are no legal proceedings material to AlbertaCo to which AlbertaCo is a party or in respect of which any of its properties are subject, nor are there are such proceedings known to be contemplated.

Auditors, Registrar And Transfer Agent

The auditors of AlbertaCo are KPMG LLP, Chartered Accountants,, 777 Dunsmuir Street, Vancouver, BC, V7Y 1K3.

CIBC Mellon Trust Company, at its principal offices in Calgary, Alberta will be registrar and transfer agent for the AlbertaCo Voting Shares and AlbertaCo Non-Voting Shares.

Documents Incorporated By Reference

The following documents pertaining to AlbertaCo are hereby incorporated by reference and are deemed to be part of this Circular:

(i) AlbertaCo's Management's Discussion and Analysis for the three month period ended March 31, 2008;

(ii) AlbertaCo's Management's Discussion and Analysis for the year ended December 31, 2007;

(iii) AlbertaCo's Unaudited Interim Financial Statements for the three month period ending March 31, 2008; and

(iv) AlbertaCo's Audited Financial Statements for the year ended December 31, 2007;

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports filed by AlbertaCo with the securities commission or similar authorities in the provinces of Canada subsequent to the date of this Circular and

prior to the completion of the Amalgamation shall be deemed to be incorporated and form part of this Circular. Additional information with respect to the business and affairs of AlbertaCo is available on SEDAR at www.sedar.com.

Additional Information

Additional information relating to AlbertaCo is available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. In addition, interested parties may contact AlbertaCo at its head office at Suite 220, 3015-5th Avenue N.E., Calgary, Alberta T2A 6T8, telephone (403) 569-5796; fax (403) 569-5701 to request copies of AlbertaCo's financial statements and accompanying management's discussion and analysis.

AUDITORS' CONSENT

We have read the joint management information circular concerning, among other things, the proposed amalgamation of Trans America Industries Ltd. and 1322256 Alberta Ltd ("Alberta Ltd.") dated June 17, 2008. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned joint management information circular of our report to the shareholders of Alberta Ltd. on the balance sheet of Alberta Ltd. as at December 31, 2007 and the statements of operations and comprehensive income, shareholders' equity and cash flows for the period from reorganization on May 1, 2007 to December 31, 2007. Our report is dated March 11, 2008.

(signed) KPMG LLP
Chartered Accountants

Vancouver, Canada
June 17, 2008

EXHIBIT C
INFORMATION REGARDING AMALCO

The following information is provides pro forma business, financial and share capitalization for the Amalgamation of TSA and AlbertaCo to form Amalco. Unless otherwise defined herein, all capitalized terms used in this "Exhibit C" shall have the same meanings as set forth in the Glossary and elsewhere in this Circular.

Name and Incorporation

Amalco will be a corporation governed by the OBCA. Amalco will have authorized capital of an unlimited number of common shares. The head office and registered office of Amalco will be located at 130 King Street West, Suite 2810, Toronto, Ontario, Canada, M5X 1A9.

Intercorporate Relationships

Amalco will have no subsidiaries at the Effective Date.

The Business of Amalco

Amalco will be a diversified merchant banking firm focused on the small cap market, which will conduct all such actitivites as would be typical for a merchant bank, including making equity investments in, and bridge loans to, appropriate companies.

Merchant Banking Activities

Equity Investments

Amalco's investments will initially be primarily public and some private issuers in the mining and oil and gas sectors. Amalco will invest in equity, debt and convertible securities, which will be held for both long-term capital appreciation and short-term gains.

Amalco will seek to identify junior companies that it considers to have prospects and potential, strong management teams and/or that are involved in a segment of the market that is consistent with or otherwise complementary to Amalco's macro position. The weighting of investments among the various sectors may change over time.

It is expected that Amalco will often take an active role in its investee companies, including advising management and/or placing one or more nominees on their boards of directors. In these circumstances, Amalco will work with management of an investee company to help it best take advantage of its prospective or then estimated tangible or intangible resources or intellectual property by providing strategic counsel in areas such as financing and capital structure, potential acquisitions and exit strategies. It is expected that, occasionally, Amalco may structure an investment to take a controlling or joint-controlling interest in an investee company. Amalco may also make more passive investments.

For public companies, Amalco will have access to the financial statements and other relevant information necessary to make investment decisions from the documents publicly filed by the investee or proposed investee under applicable securities laws. For private companies, Amalco will seek to obtain rights to financial information and to inspect the books and records of such companies through contractual provisions in shareholders agreements, investment agreements or otherwise.

Investment Evaluation

Amalco will evaluate potential investees using an evaluation method consistent with the method used to evaluate securities of other issuers in the same industry. In selecting investees, Amalco will consider various factors in relation to any particular issuer, including:

- the inherent value of its resource assets or intellectual property (as applicable);
- proven management, clearly-defined management objectives and strong technical and professional support;
- future capital requirements to develop the full potential of its business and the expected ability to raise the necessary capital;
- anticipated rate of return and the level of risk;
- financial performance; and
- exit strategies and criteria.

Investment Restrictions

Amalco will conduct its activities within the general parameters of its investment objectives and strategy but subject to certain specific restrictions. In pursuing its strategy, it will not:

- purchase, other than in a situation where Amalco is increasing an existing position in securities of an issuer, securities of any issuer of which more than 5% of the issued and outstanding voting securities are beneficially owned, either directly or indirectly, by an officer or director of Amalco, or by any person who is a substantial security holder of Amalco or by any person who is a consultant to Amalco, or any combination thereof without such officer, director, substantial security holder or consultant disclosing his or her interest to Amalco and, in the case of a director, abstaining from voting on any directors' resolution proposing or approving the investment;
- purchase securities from or sell or loan securities to any person who is an officer or director of Amalco, or a substantial security holder of Amalco, or any person who is a consultant to Amalco, without such officer, director, substantial security holder or consultant disclosing his or her interest to Amalco and, in the case of a director, abstaining from voting on any directors' resolution proposing or approving the investment;
- purchase securities of any "open" or "closed-end" investment funds (but not including exchange traded funds);
- engage in the business of underwriting securities; or
- purchase or sell commodities or futures contracts,

For the purposes of the foregoing restrictions on investment activities:

"substantial security holder" means a person or corporation or group of persons or corporations which own beneficially, either individually or together, or directly or

indirectly, voting securities to which are attached more than 10% of the voting rights attached to all of the voting securities of Amalco for the time being outstanding; and

"voting securities" means any security other than a debt security of an issuer carrying the voting rights either under all circumstances or under some circumstances that have occurred and are continuing.

Where investment policies and restrictions are based upon a percentage of funds, such percentages may be based upon the acquisition cost of the assets determined at the time of investment. Any subsequent change in any applicable percentage resulting from changing values of assets will not, in such case, require disposing of any assets. In the event that Amalco proposes to acquire convertible debt instruments, the investment policies and restrictions will be based on the assumption that the debt instruments have in fact been converted.

Bridge Loans

The characteristics of the bridge loans that are anticipated to comprise Amalco's loan portfolio are as expected to be as follows:

Borrowers

The borrowers are expected to be development stage publicly-traded companies. Amalco may also make loans on occasion to high net worth individuals and to other entities which may not be publicly traded. Borrowers are expected to be generally located in Canada.

Purposes of the Bridge Loans

The loan funds are expected to be used by borrowers to bridge a short-term lack of financing that results due to the development stage of the borrower's business. It is expected that the borrower will use the funds for the following purposes:

(i) working capital requirements;

(ii) to acquire new assets;

(iii) to complete the development of a product; or

(iv) to place a mining or oil and gas property into production or advanced exploration.

Amalco is expected to target loan terms of up to 18 months. The short term nature of the bridge loans is consistent with the purpose of these loans, namely to bridge a short term shortfall in the borrower's capital requirements.

Principal Amounts

The principal amounts of the bridge loans will vary, but are expected to be in the range of $500,000 to $10,000,000. Amalco may consider the syndication of bridge loans to generate additional fees and to reduce its exposure where the amount to be borrowed by the borrower is greater than the risk exposure that is acceptable to Amalco.

Interest

Bridge loans typically bear interest at a rate of 1% per month.

Bonuses and Commitment Fees

Bonus or commitment fees are anticipated to be in the range of 5% to 20% of the principal amount of the bridge loan advanced to the borrower which would be paid as consideration for the advance of the loan.

The amount of the bonus or commitment fee is expected to vary according to the term of the loan, the risk exposure in advancing the loan and other factors that may be relevant. The bonus or commitment fee is expected to be paid by the borrower in equity through the issue of its common shares to Amalco. Amalco may also receive share purchase warrants or other convertible securities. In other cases, the bonus or commitment fee would be payable in cash. The objective of accepting payment of the bonus or commitment fee in shares is to enable Amalco to acquire a liquid asset that it can sell in the public market, without requiring the borrower to use the borrowed funds to pay the bonus. As a consequence of this strategy, Amalco is expected to target borrowers that are publicly-traded companies. The number of shares issued is expected to be based on the amount of the bonus or commitment fee and the trading price (or permitted discounted market price) of the borrower's stock at the time of the advance. Shares would be acquired with a view to realization in order that payment of the bonus or commitment fee can be converted to cash, rather than with a view to long-term investment.

Maturity Dates

The term of the bridge loans is expected to vary, but terms are expected to be in the range of three to 18 months.

Security

Bridge loans advanced by Amalco are expected to be secured with assets that generally have a fair value in excess of the amount advanced, as of the date of the advance of the loan. The exact nature of the security granted by the borrower will be largely dependent on the nature of the business and asset base of the borrower.

Amalco is expected to take security that is in the form of a charge over specific assets, such as real estate mortgages, charges against interests in oil and gas and mineral properties and pledges of shares. Security might also include general security agreements, marketable securities or personal guarantees from principals or other parties in appropriate circumstances.

Conflicts of Interest

The directors of Amalco will supervise the management of the business and affairs of Amalco in accordance with the provisions of the OBCA. Amalco will not have an independent investment review committee. Investment decisions will be made by management or by the board of directors. The directors and officers of Amalco will in all cases be required by law to act honestly and in good faith with a view to the best interest of Amalco. A director or officer of Amalco who is a party to a material contract or transaction or proposed material contract or transaction with Amalco or who is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with Amalco is required to disclose in writing to Amalco or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. A director who is in conflict may not attend any part of a meeting of directors during which the contract or transaction is discussed and may not vote on any resolution to approve the contract or transaction except in certain limited circumstances pursuant to the OBCA.

To the best of the knowledge of the proposed directors and officers, except as described herein, there are no known existing or potential conflicts of interest between Amalco, and its directors or officers as a result of their outside business interests, except that certain of the directors and officers serve as directors, officers or members of management of other public companies, and therefore it is possible that a conflict may arise as a result of their duties as a director, officer, promoter or member of management of such other companies.

Primary Capital Inc. is a limited market dealer registered under the *Securities Act* (Ontario). Barry Gordon, who will be a director of Amalco, is currently the sole owner, officer and director of Primary Capital Inc. It is intended that Robert Pollock, who will be the Chief Executive Officer and a director of Amalco, will become co-owner and an officer and director of Primary Capital Inc. Amalco may participate directly or indirectly in financings in respect of which Primary Capital Inc. acts as dealer. Primary Capital Inc. may receive commission, brokers warrants and other compensation in respect of such financings.

Valuation Methods

Amalco will value investments in accordance with Canadian generally accepted accounting principles. For entities that represent equity interests of less than 20%, this is at fair value. Investments in entities which represent equity interests of between 20% and 50% will be accounted for using the equity method of accounting.

Holdings

The initial holdings of Amalco will consist of the combined holdings of TSA and AlbertaCo. At the date of the Circular, these holdings consisted of the assets described in the table below:

Investment	Held By	Number of Shares	Cost Amount	Valuation Date	Fair Market Value
Neutron Energy Inc. (Private)	TSA	10,750,000	$5,136,000	March 31, 2008	$5,136,000
North American Granite (Private)	TSA	500,000	$176,652	March 31, 2008	$176,652
Atacama Minerals Corp. (AAM-V)	TSA	750,000	$555,000	March 31, 2008	$555,000
Queenston Mining (QMI-T)	AlbertaCo	2,076,225	$5,365,232	March 31, 2008	$6,311,724
Tranzeo Bridge Loan (TZT-T)	AlbertaCo	N/A	$900,000	March 31, 2008	$900,000
Allied Nevada Bridge Loan (ANV-T)	AlbertaCo	N/A	$370,370	March 31, 2008	$370,370
Marketable Securities	TSA	N/A			$438,511
Cash	AlbertaCo			March 31, 2008	$5,715,709
Cash	TSA			March 31, 2008	$8,950,327
Total					**$28,554,293**

Notes:

(1) Secured loan bearing interest at 1% per month with a 6 month term. A 10% bonus was paid to AlbertaCo.

(2) Secured loan bearing interest at 1% per month with a 6 month term. A 10% bonus was paid to AlbertaCo.

Selected Financial Information

The following table sets out selected pro forma financial information for the period indicated, which assumes that the Amalgamation occurred on January 1, 2007. The table should be read in conjunction with and is qualified in its entirety by the TSA Financial Statements and AlbertaCo Financial Statements incorporated by reference herein, and by the *pro forma* financial statements of Amalco included in Exhibit D.

	For the Twelve Months Ended December 31, 2007	As at, and For the Three Months Ended, March 31, 2008
Statement of Operations Data:		
Revenue	$ 43,974	$ 142,994
(Loss) Income from operations	(704,806)	13,075
Net income	2,811,073	25,153
Basic and fully diluted earnings per share	0.084	0.001
Balance Sheet Data:		
Cash and cash equivalents	N/A	14,666,063
Net working capital	N/A	29,030,666
Total assets	N/A	30,877,850
Total liabilities	N/A	487,250
Shareholders' equity	N/A	30,390,600

Financial Statements

Historical financial statements for TSA and AlbertaCo are incorporated by reference herein. *Pro forma* financial statement of Amalco (i.e., giving effect to the Amalgamation) are included in Exhibit D.

Description of Share Capital

Amalco's authorized share capital will consist of an unlimited number of Common Shares, of which 33,269,503 Common Shares will be issued and outstanding immediately following the Amalgamation. The holders of Common Shares will be entitled to: dividends if, as and when declared by the Board of Directors; to one vote per share at meetings of the holders of Common Shares; and upon liquidation, dissolution or winding-up of the Company, to receive *pro rata* the remaining property and assets of the Company, subject to the rights of shares having priority over the Common Shares.

Consolidated Capitalization

The following table sets forth the share and loan capital of Amalco as at the dates specified, assuming completing of the Amalgamation. The table should be read in conjunction with and is qualified in its entirety by the TSA Financial Statements and AlbertaCo Financial Statements incorporated by reference herein, and by the *pro forma* financial statements of Amalco included in Exhibit D.

	Amount Outstanding as at March 31, 2008 (1)
Common Shares	29,030,666
Contributed Surplus	584,500
Deficit	(171,059)
Other Comprehensive Income	946,493
Total Capitalization	**30,390,600**

Notes:

(1) After giving effect to the stated capital reductions for TSA and AlbertaCo and the conversion of the convertible debentures of AlbertaCo into AlbertaCo Non-Voting Shares.

Options and Other Rights to Purchase Amalco Common Shares

Upon the Amalgamation, Amalco will have 737,500 options to purchase Amalco Shares outstanding, having an exercise price ranging from $0.70 to $2.20, and having expiry dates ranging from December, 2008 to December, 2012, subject to any earlier terminations.

Principal Holders of Voting Securities

The only person who will beneficially own or exercise control or direction over more than 10% of the issued and outstanding Amalco Common Shares will be Robert Pollock, who is expected to hold 3,500,000 shares of Amalco, representing approximately 11.4% of the total issued and outstanding common shares of Amalco on the Effective Date.

Directors And Officers

The following table sets out the members of the Board of Directors of Amalco, their municipality of residence, position with and time served as a director or officer of either TSA or Amalco and their principal occupation within the five preceding years. Each director will be appointed a director of Amalco pursuant to the Articles of Amalgamation and hold office until the next annual meeting of shareholders of Amalco, subject to his earlier resignation or removal. Four members of the proposed board of directors of Amalco will be independent.

Name and Municipality of Residence	Position with TSA or AlbertaCo	Director Since	Principal Occupation
John Campbell West Vancouver, BC	Chief Executive Officer, President and Director of TSA	May, 1986	Chief Executive Officer, President and Director of TSA
Frank Davis Toronto, ON	Director of AlbertaCo	November, 2007	Partner, Fraser Milner Casgrain LLP (law firm)
David Duval North Vancouver, BC	Director of TSA	November, 2007	Consultant and Author
Barry Gordon Toronto, ON	Director of AlbertaCo	November, 2007	President, Primary Capital Inc.
Robert Pollock Toronto, ON	Director of AlbertaCo	November, 2007	Investment Banker, Primary Capital Inc.

The following is a brief biographical description of those persons who will serve as the directors and officers of the Company after completion of the Reorganization:

Directors

John Campbell. Mr. Campbell is a 1960 law graduate of the University of British Columbia. He has been actively involved in the mining industry since the 1950s and following graduation was a partner in a construction company during one of the largest mining booms in B.C. history. During this period, he took on several projects, including the oversight of a Noranda-owned 2000 ton per day iron ore mine on Vancouver Island, and the recruitment of miners and tradesmen in the United Kingdom for McIntyre Mines' Grand Cache coal operation. In 1985, he became president of TSA, which under his direction discovered the Burnt Timber gold deposit in Manitoba. This deposit was subsequently brought into commercial production by Cazador Exploration. TSA acquired and developed to feasibility the Agua Blancas iodine property in Chile and later vended it to the Lundin Group for shares in Atacama Minerals, the present mine owner. Mr. Campbell is a director of TSA and remains president of TSA.

Frank Davis. Mr. Davis is a lawyer and partner with Fraser Milner Casgrain LLP, and practices corporate and securities law, principally in the mining industry. He has extensive experience in corporate finance, mergers and acquisitions and corporate re-organizations, representing both issuers and investment banks. He is also an experienced director of public natural resource companies listed on the Toronto Stock Exchange. Mr. Davis has Bachelor of Commerce, Law (JD) and MBA degrees from the University of Toronto. He is included in The Best Lawyers in Canada, the Lexpert/American Lawyer Guide to the leading 500 lawyers in Canada and the International Who's Who of business lawyers. He is a member of the Canadian Bar and International Bar Associations. Mr. Davis is currently a director of AlbertaCo and is also a director of FNX Mining Company Inc. (TSX: FNX).

David Duval. Mr. Duval is a minerals consultant, mining author/journalist and former Western Editor for The Northern Miner, the largest weekly mining publication in the world. He is a 35 year veteran of the minerals industry with over a decade of engineering and production experience at various underground mines in Ontario and Quebec. David served as a Technical Advisor to the United Nations in the mid-1990s and coordinated the feasibility study for the ASEAN Potash Project in Thailand. He gained recognition as an authority on the Canadian diamond industry after co-authoring a book on the subject in 1996. In 2002, Mr. Duval co-founded a commodities newsletter with a legendary U.S. gold trader that currently ranks among the traffic leaders on the internet. Mr. Duval has a broad background in public company management and has served as an officer and director of several listed companies. Mr. Duval is currently a director of TSA.

Barry Gordon. Mr. Gordon has been involved in the investment banking industry since the 1960s, being involved in institutional sales and research early in his career. In 1979, he joined BBN, a Toronto-based institutional sales, research, and trading boutique, as a partner. Mr. Gordon was appointed President of BBN in 1986, helping to sell 50% of the company to James Capel Inc., a wholly owned U.K.-based subsidiary of the Hong Kong and Shanghai Bank (now HSBC), which was then re-named BBN James Capel Inc. In 1993, Mr. Gordon founded, with Dundee Bancorp Inc. (now Dundee Corporation), Eagle and Partners Inc., as a small, national, research, sales, and trading boutique. In 1998, Eagle and Partners Inc. purchased Deacon and Company, and Dundee Bancorp bought Mr. Gordon's interest and changed the name of the firm to Dundee Securities Corporation. Mr. Gordon was Vice Chairman and director of Dundee Securities Corporation until he retired in 2006. Mr. Gordon is now President of Primary Capital Inc., a limited market dealer that was founded in 2006. Primary Capital Inc. focuses on corporate finance and advisory work, especially in the natural resource sector. Mr. Gordon is currently a director of AlbertaCo.

Robert Pollock. Mr. Pollock served as Senior Vice President of Quest Capital Corp. (TSX: QC, AMEX: QCC and AIM: QCC) from September 2003 to March 2007. Mr. Pollock was formerly Vice President, Investment Banking at Dundee Securities Corporation and has 12 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary's University and BA from Queen's University. Mr. Pollock is currently a director of AlbertaCo.

<u>Officers</u>

Robert Pollock. Mr. Pollock will be the President and Chief Executive Officer of Amalco.

David Guebert. Mr. Guebert will be Chief Financial Officer of Amalco. He is currently Chief Financial Officer of AlbertaCo and is also VP, Finance and Chief Financial Officer of Cell-Loc Location Technologies Inc., a company listed on the TSX Venture Exchange that is a leader in the emerging wireless location industry. Mr. Guebert has 25 years of experience in financial, accounting and commercial roles in companies in Calgary. Prior to joining Cell-Loc, he was Chief Financial Officer at Seminole Canada, a merchant energy company. In addition, Dave has held senior financial positions as Senior Manager at Deloitte & Touche, Controller of the XV Olympic Winter Games Organizing Committee and Chief Financial Officer at Hughes Aircraft of Canada. He is a Chartered Accountant (Alberta), a Certified Public Accountant (Pennsylvania) and holds a B.Comm from the University of Saskatchewan.

Interest Of Directors And Officers In Common Shares Of Amalco

Name	Common Shares Owned [1]	Common Shares Issuable Under Options [2]
John Campbell	870,275	75,000
Frank Davis	100,000	-
David Duval	100,000	175,000
Barry Gordon	2,306,047	-
David Guebert	331,730	25,000
Robert Pollock	3,547,000	-

Notes:
[1] After giving effect to the Amalgamation and includes debenture conversion but not accrued interest.
[2] After giving effect to the Amalgamation. Does not include any other convertible securities of Amalco.

Remuneration of Board of Directors

Each of the members of the proposed board of directors will be paid such remuneration for their services as the board of directors may from time to time determine. No remuneration has been proposed at the date of this Circular for such compensation. Amalco will also reimburse the members of the board of directors for out-of-pocket expenses for attending meetings. Directors will be eligible to receive grants of stock options from time to time pursuant to Amalco's stock option plan.

Executive Compensation and Employment Contracts

None of the proposed officer of Amalco will have an employment contract as at the Effective Date and none will receive any salary. Officers will be eligible to receive grants of stock options from time to time pursuant to the Amalco Stock Option Plan (See "Description of the Amalco Stock Option Plan").

Description of the Amalco Stock Option Plan

The purpose of the Amalco Stock Option Plan is to attract, retain and motivate directors, officers, employees and other service providers of Amalco by providing them with the opportunity, through share options, to acquire a proprietary interest in Amalco and benefit from its growth. The options granted under the Amalco Stock Option Plan will be non-assignable and may be granted for a term not exceeding five years.

Pursuant to the Amalco Stock Option Plan, the maximum aggregate number of shares reserved for issuance and which can be purchased upon the exercise of all options granted thereunder shall not exceed 10% of the issued and outstanding Amalco Shares.

Stock options may be granted under the Amalco Stock Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory

authorities and any Canadian stock exchange upon which the Amalco Shares may be listed or may trade from time to time. The number of Amalco Shares reserved for issue to any one person pursuant to the Amalco Stock Option Plan may not exceed 5% of the issued and outstanding Amalco Shares within any one year period. The exercise price of options issued under the Amalco Stock Option Plan may not be less than the market value of the Amalco Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements. The maximum number of stock options which may be granted to any one consultant under the Amalco Stock Option Plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the Amalco Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to "investor relations persons" under the Amalco Stock Option Plan, or any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the Amalco Shares issued and outstanding at the time of the grant (on a non-diluted basis). Any options granted to "investor relations persons" must vest in stages over at least 12 months with no more than one quarter of the aggregate number of options granted vesting in any single three month period.

Indemnification and Insurance

The directors and officers of Amalco are expected to be covered under a directors' and officers' insurance policy, the amounts, premiums and terms of which remain to be determined. Additionally, the by-laws proposed for Amalco provide for the indemnification of the directors and officers of Amalco to the maximum extent permitted by the OBCA.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described in Exhibit A, no proposed director or officer Amalco, nor a shareholder holding a sufficient number of securities of Amalco to affect materially the control of Amalco is, nor within the ten years prior to the date of this Circular, has been, a director or officer of any company that, while such person was acting in that capacity: (a) was the subject of a cease trade or similar order or an order that denied that company access to any statutory exemption for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

As of the date hereof, no proposed director or officer of Amalco has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Indebtedness of Directors and Officers

None of the proposed directors or officer or their associates will be indebted to Amalco as of the Effective Date.

Material Contracts

Amalco is not expected to be party to any material agreements or contracts as of the Effective Date.

Risk Factors

An investment in securities of Amalco is subject to certain risks, including those set out below and under the heading "Caution Regarding Forward-Looking Information" in this Circular, and should be carefully considered by an investor before making any investment decision. Additional risks not currently known to TSA or AlbertaCo, or that either currently believe to be immaterial, may also affect the business of Amalco and negatively impact upon an investment in securities of Amalco. References to Amalco's expectations regarding its future operations and business refer to those of TSA and AlbertaCo as the predecessors to Amalco.

Limited Operating Experience of Amalco

While TSA and AlbertaCo have operating histories, including experience in making equity and debt investments, and management has relevant experience also, neither has operated as a merchant bank, as Amalco will operate following the Amalgamation.

Risks Due to the Composition of Amalco's Assets

Given the nature of the proposed activities of Amalco, its results of operations and financial condition will be dependant to a great extent upon the market value the assets it holds. Market value can be reflective of the actual or anticipated operating results of investee companies and/or the general market conditions that affect the sectors in which Amalco invests. Additionally, investments are expected to be mostly in smaller businesses that exhibit potential for growth and/or sustainable cash flows but which may not ever mature or generate the returns expected or that may require a number of years to do so. Junior companies may never achieve commercial production or generate significant revenue or cash flow. This may create an irregular pattern in revenues and cash flow (if any) and an investment in securities of Amalco may only be suitable for investors who are prepared to hold their investment for a long period of time. Macro factors such as fluctuations in commodity prices and global political and economical conditions could have an adverse effect on one or more sectors to which Amalco is exposed, thereby negatively impacting one or more of our investee companies concurrently. Company-specific risks, such as the risks associated with mining operations generally, could have an adverse affect on one or more investee companies at any point in time. Company-specific and industry-specific risks which materially adversely affect the value of Amalco's assets may have a materially adverse impact on operating results.

In addition to investing in public issuers, Amalco may invest in securities of private issuers. Investments in private issuers cannot generally be resold without a prospectus, an available exemption or an appropriate ruling under relevant securities legislation and there may not be any market for such securities. These limitations may impair Amalco's ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers may offer relatively high potential returns, but will also be subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of Amalco's private company investments or that Amalco will otherwise be able to realize a return on such investments.

The value attributed to securities of private issuers will be the cost thereof, subject to adjustment in certain circumstances and therefore may not reflect the amount for which they can actually be sold. Because valuations are inherently uncertain, in particular valuations of investments for which market quotations are not readily available, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

Amalco may also invest in illiquid securities of public issuers. A considerable period of time may elapse between the time a decision is made to sell such securities and the time that Amalco is able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that Amalco will be unable to realize its investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, Amalco may be prohibited by contract or by law from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate. Finally, it may be difficult for Amalco to make trades in these securities without adversely affecting the price of such securities.

Cash Flow and Revenue are Dependent on Amalco's Assets

Amalco expects to generate revenue and cash flow primarily from financing activities and from proceeds from the disposition of investments, in addition to interest, fee and dividend income earned on investments. The availability of these sources of income and the amounts generated from these sources are dependant upon various factors, many of which are outside of the direct control of Amalco. Amalco's liquidity and operating results may be adversely affected if access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to Amalco, or if the value of investments decline, resulting in capital losses for Amalco upon disposition.

Market Prices of Investments in Public Companies are Volatile

Amalco's investments in securities of public companies are subject to volatility in the share prices of the companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the control of Amalco, including, quarterly variations in the subject companies' results of operations, changes in earnings (if any), estimates by analysts, conditions in the industry of the subject companies and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of Amalco's assets.

The Market Price of Amalco's Common Shares May Not Be Equal to its Net Asset Value

Amalco will be neither a mutual fund nor an investment fund. Amalco will not report its net asset value per share. Due to the nature of its business and investment strategy and the composition of its assets, the market price of Amalco's common shares, at any time, may vary significantly from the net value of its assets per share. This risk is separate and distinct from the risk that the market price of the common shares may decrease.

Competition May Limit Suitable Opportunities

The success of Amalco will depend upon: (i) the availability of appropriate opportunities to make investments or loans, or otherwise provide or conduct merchant banking activities; (ii) Amalco's ability to identify, select, acquire, grow and exit investments; and (iii) Amalco's ability to generate funds. Amalco

expects to encounter competition from other entities having investment objectives similar to Amalco's, including other merchant banks, and institutional investors and strategic investors. These groups may compete for the same opportunities, may be better capitalized, have more personnel, have a longer operating history and have different return targets than Amalco. As a result, Amalco may not be able to compete successfully for opportunities. In addition, competition may lead to the price of investments increasing, which may further limit Amalco's ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable opportunities available. There can be no assurance that Amalco will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns will be diminished to the extent that Amalco is unable to successfully find a sufficient number of opportunities.

The Ability to Identify and Assess Successful Candidates For Loans Is Important to the Success of Amalco

Amalco relies on its management to assess properly and identify qualified candidates for loans. Management undertakes an analysis of the fundamental business characteristics of all prospective borrowers. Management researches factors that affect the credit risk of the borrower and the ability of the borrower to repay the loan. If management's assessment of the ability of a borrower to repay a loan or the value of a borrower's security is not correct, then Amalco's loans and revenues may be at greater risk than estimated by management with the result that its financial condition and operating results may be adversely impacted.

Risks Due to the Composition of Amalco's Loan Portfolio

The nature and credit quality of Amalco's loan portfolio, including the quality of the collateral security that it obtains, will impact upon its asset base and the return it is able to generate. There can be no assurance that the nature of the security taken will not be adversely impacted by general economic or industry specific conditions, which in turn may adversely impact the value of Amalco's loan portfolio and the market value of its shares.

Default of Repayment Obligations by Borrowers Could Negatively Impact Amalco

Amalco is expected to generally obtain security for its loans. This security may be in a variety of forms including real estate mortgages, general security agreements, assignments of interests in property, pledges of shares and personal guarantees. In the event of a default by a borrower, there can be no assurance that Amalco will be able to secure repayment of the principal amount or interest accruing under the loan. If Amalco cannot realize on outstanding loans due to default by its borrowers, its financial condition and operating results will be adversely impacted. In addition, if Amalco is required to enforce its security, it may incur significant expenses of sale, including legal and other expenses. There is no assurance that the net proceeds obtained from the enforcement of any security held by Amalco will be sufficient to recover the outstanding principal and accrued interest due under the relevant loan. If Amalco suffers a shortfall, then its financial condition and operating results will be adversely impacted.

Interest Rate Fluctuations Could Negatively Impact Amalco

Decreases in prevailing interest rates may reduce the interest rates that Amalco is able to charge borrowers. Increases in prevailing interest rates may result in fewer borrowers being able to afford the cost of a loan. Accordingly, fluctuations in interest rates may adversely impact Amalco's profitability.

The Inability to Syndicate Loans Could Negatively Impact Amalco

Amalco is expected to, from time to time, enter into relationships to syndicate certain loans as part of its strategy to diversify and manage risks associated with its loan portfolio and to generate syndication fees. This is also expected to afford Amalco the opportunity to participate in transactions in which it otherwise would not be able to participate. No assurance can be given that any such relationships will be available or that the terms and conditions of such relationships will not be uneconomic. The inability to enter into such relationships may adversely affect its ability to continue to service existing and prospective clients.

The Lending Business May Involve Environmental Risks

In exchange for the loans it makes, Amalco is expected to take security, potentially in the form of real estate mortgages. If environmental issues were to arise where Amalco is deemed to be in possession or acquires ownership of the property, Amalco may be liable for remediation costs. If such costs were substantial relative to the size of Amalco, it could negatively and adversely affect Amalco's cash flows, results of operations and financial condition.

Assets May be Concentrated

Other than as disclosed in this Circular, there are no anticipated restrictions on the proportion of Amalco's funds and no limit on the amount of Amalco's funds that may be allocated to any particular investment, industry or sector. Amalco may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavourable performance of a single investee company, loan or sector.

Amalco Will Be Dependent on Management for its Success

Amalco will be dependent upon the efforts, skill and business contacts of key members of management and its board of directors, for among other things, investment evaluation. Accordingly, Amalco's continued success will depend upon the continued service of these individuals. The loss of the services of any of these individuals could have a material adverse effect on the revenues, net income and cash flows of Amalco and could harm its to maintain or grow its existing assets and raise additional funds in the future.

Possible Volatility of Amalco Stock Prices

The market price of Amalco's common shares is expected to be subject to wide fluctuations in response to factors such as actual or anticipated variations in Amalco's consolidated results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may adversely affect the market price of Amalco's common shares. The purchase of Amalco's common shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Amalco's common shares should not be purchased or held by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in Amalco's common shares should not constitute a major portion of an investor's portfolio.

Management of Growth

Significant growth in Amalco's business, as a result of acquisitions or otherwise, could place a strain on managerial, operational and financial resources and information systems. Future operating results will depend on the ability of management to manage rapidly changing business conditions, and to implement and improve technical, administrative and financial controls and reporting systems. No assurance can be given that management will succeed in these efforts. Any such failure could increase Amalco's costs, which could have a material adverse effect.

Due Diligence Efforts May Not Provide Assurance Against Poor Investment Decisions

The due diligence process may not reveal all facts that may be relevant in connection with an equity or debt investment. Before making investments, Amalco anticipates conducting reasonable and appropriate due diligence based on the facts and circumstances applicable to each investment. When conducting due diligence, Amalco may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. When conducting due diligence and making an assessment regarding an investment, Amalco anticipates relying on the resources available to it, including information provided by the target of the investment and, in some circumstances, third-party investigations. Due diligence investigations may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Additional Financing May Be Required By Amalco

Amalco may require additional funds to support growth and may seek to obtain additional funds for these purposes through public or private equity or debt financing. There are no assurances that additional funding will be available to Amalco at all, on acceptable terms or at an acceptable level. Any additional equity financing may cause shareholders to experience dilution, and any additional debt financing may result in increased interest expense or restrictions on Amalco's operations or ability to incur additional debt. Any limitations on Amalco's ability to access the capital markets for additional funds could have a material adverse effect on its ability to grow its assets.

There is No Guaranteed Return For Investing in Securities of Amalco

There is no guarantee that an investment in securities of Amalco will earn any positive return in the short term or long term. The task of identifying investment opportunities, monitoring investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a sufficient return on investments. Past successful performance provides no assurance of any future success.

Exchange Rate Fluctuations Could Negatively Impact Amalco

A portion of Amalco's assets may be denominated in currencies other than the Canadian dollar. Changes in the value of the foreign currencies in which assets are denominated could have a negative impact on the ultimate return on such assets and Amalco's overall financial performance.

Liabilities May be Associated with Historical Mineral Properties

Previously, Amalco activities included the acquisition, exploration, financing, development and operation of mineral properties and the financing of junior exploration companies. Although Amalco has divested itself of all of its former mineral properties, except for the Castle Mountain property which it holds indirectly, there is a risk that the Company may be exposed to liabilities in the future in connection with its former ownership of these properties.

Non-Controlling Interests Reduce Amalco's Ability to Protect its Interests

Amalco's investments are expected to include debt instruments and equity securities of companies that it does not control. These instruments and securities may be acquired by Amalco in the secondary market or through purchases of securities from the issuer. Any such investment is subject to the risk that the company in which the investment is made may make business, financial or management decisions with which Amalco does not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve the interests of Amalco. If any of the foregoing were to occur, the values of such investments could decrease and the financial condition, results of operations and cash flow of Amalco could suffer as a result.

Payment of Dividends

Amalco does not anticipate not paying any cash dividends within the foreseeable future.

Legal Proceedings

See "Information Regarding TSA" and "Information Regarding AlbertaCo".

Interest of Informed Persons in Material Transactions

Except as disclosed in the sections "Information Regarding TSA" and "Information Regarding AlbertaCo", since the commencement of TSA's and AlbertaCo's most recently completed financial year, no informed person of Amalco, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect TSA, AlbertaCo, Amalco or any of its subsidiaries (if any). An "informed person" means: (a director or executive officer of TSA, AlbertaCo, Amalco; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of TSA, AlbertaCo, Amalco; (c) any person or company who beneficially owns, directly or indirectly, voting securities of TSA, AlbertaCo, Amalco or who exercises control or director over voting securities of TSA or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) TSA, AlbertaCo, Amalco itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Auditors

The auditors of Amalco will be KPMG LLP, Vancouver, British Columbia.

Registrar and Transfer Agent

The registrar and transfer agent for the Amalco Shares will be Computershare Investor Services Inc.,Toronto, Ontario.

EXHIBIT D
AMALCO *PRO FORMA* FINANCIAL STATEMENTS

Primary Corp.

Pro Forma Balance Sheet
(Unaudited)
(Expressed in Canadian dollars)
As at March 31, 2008

	AlbertaCo	TSA		Proforma Adjustments	Primary
Assets					
Cash and cash equivalents	$ 5,715,709	$ 8,950,327			$ 14,666,036
Other current assets	1,941	4,754			6,695
Investments	6,404,724	6,306,682			12,711,406
Loans receivable	1,118,862	-			1,118,862
Mineral Properties	-	2,305,050	2a	69,801	2,374,851
	$ 13,241,236	$ 17,566,813			$ 30,877,850
Liabilities and shareholders' deficit					
Liabilities:					
Accounts payable and accrued liabilities	$ 13,066	$ 212,184	2a	100,000	$ 325,250
Convertible debentures	5,598,416	-	2b	(5,598,416)	0
Deferred taxes	-	162,000			162,000
	5,611,482	374,184			487,250
Shareholders' deficit:					
Share capital	12,211,656	18,992,298	2b	5,598,416	29,030,666
			2c	(5,941,836)	
			2a	(18,992,298)	
			2a	17,162,430	
Contributed surplus	584,500	702,672	2a	(702,672)	584,500
Accum. other comprehensive income	946,493	309,787	2a	(309,787)	946,493
Deficit	(6,112,895)	(2,812,128)	2c	5,941,836	(171,059)
			2a	2,812,128	
	7,629,754	17,192,629			30,390,600
	$ 13,241,236	$ 17,566,813			$ 30,877,850

See accompanying notes to the unaudited pro forma financial statements.

Primary Corp.

Pro Forma Statement of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in Canadian dollars)

Three Months Ended March 31, 2008

	AlbertaCo	TSA		Pro forma Adjustments	Primary
Revenue - Interest and fee income	$ 59,273	$ 83,721			$ 142,994
Expenses					
Professional fees	10,660	56,606			67,266
Shareholder communications and regulatory fees	1,778	9,010			10,788
General and administrative	144	8,701			8,845
Travel and promotion	-	8,520			8,520
Management and consulting fees	-	34,500			34,500
	12,583	117,337			129,919
Income (loss) from operations	46,690	(33,616)			13,075
Other income	-	1,078			1,078
Debenture interest	(217,750)	-	3a	217,750	0
Future income tax recovery		9,000			9,000
Net (loss) income	$ (171,060)	$ (23,538)			$ 23,153
Unrealized loss on investments	(20,762)	(267,449)			(288,211)
Foreign exchange translation adjustment		7,148			7,148
Comprehensive loss for the period	$ (191,822)	$ (283,839)			$ (257,910)
Weighted average number of common shares					
Basic and diluted			3b		33,269,503
Income (Loss) per common share					
Basic and fully diluted					$ 0.001

See accompanying notes to the unaudited pro forma financial statements.

Primary Corp.

Pro Forma Statement of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in Canadian dollars)

Year Ended December 31, 2007

	(Note 4) AlbertaCo	TSA		Pro forma Adjustments	Primary
Revenue - gas sales	$ -	$ 43,974			$ 43,974
Cost of Sales	-	30,797			30,797
Gross Profit	-	13,177			13,177
Expenses					
Professional fees	121,684	54,103			175,787
Shareholder communications and regulatory fees	36,076	117,301			153,377
General and administrative	696	42,576			43,272
Travel and promotion	-	38,444			38,444
Management and consulting fees	-	142,300			142,300
Stock based compensation	84,500	76,600			161,100
Amortization	-	3,703			3,703
	242,956	475,027			717,983
Income (loss) from operations	(242,956)	(461,850)			(704,806)
Interest income	60,788	272,594			333,382
Write down of investments and properties	-	(769,909)			(769,909)
Gain on sale of investments	-	54,406			54,406
Net gains on equity investments	-	4,003,000			4,003,000
Debenture interest	(580,667)	-	3a	580,667	-
Future income tax recovery	-	(105,000)			(105,000)
Net (loss) income	$ (762,835)	$ 2,993,241			$ 2,811,073
Unrealized loss on investments	967,255	-			967,255
Foreign exchange translation adjustment	-	-			-
Comprehensive income for the period	$ 204,420	$ 2,993,241			$ 3,778,328
Weighted average number of common shares					
Basic and fully diluted			3b		33,269,503
Income (Loss) per common share					
Basic and fully diluted					$ 0.084

See accompanying notes to the unaudited pro forma financial statements.

Primary Corp.

Notes to Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Periods Ended March 31, 2008 and December 31, 2007

---

1. **Basis of presentation:**

   The accompanying unaudited pro forma balance sheet of Primary Corp. ("**Primary**" or the "**Company**") as of March 31, 2008 and the unaudited pro forma statements of operations and comprehensive income for the three months ended March 31, 2008 and the period ended December 31, 2007 ("**the Pro Forma statements**") have been prepared to reflect a proposed business combination between 1322256 Alberta Ltd. ("**AlbertaCo**") and TransAmerica Industries Ltd. ("**TSA**"), conversion of the outstanding debentures and a consolidation of the shares of the Company, all of which are described more fully below and elsewhere in the Information Circular.

   The unaudited pro forma balance sheet gives effect to the transactions and assumptions described in note 2 as if they had occurred on March 31, 2008 and the unaudited pro forma statement of operations gives effect to the transactions and assumptions described in note 3 as if they had occurred on January 1, 2008 and January 1, 2007.

   The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the result that may be obtained in the future. In preparing these pro forma statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined businesses. The unaudited pro forma adjustments are based on the currently available information and Management's best estimates and assumptions. Actual adjustments will differ from the pro forma adjustments. Management believes that such adjustments provide a reasonable basis for presenting the significant effects of the transaction.

   The accounting policies used in the preparation of the Pro Forma statements are in accordance with those disclosed in AlbertaCo's audited financial statements for the year ended December 31, 2007. The unaudited pro forma consolidated statements have been prepared from information derived from, and should be read in conjunction with, the AlbertaCo audited financial statements for the year ended December 31, 2007.

2. **Unaudited pro forma balance sheet assumptions and adjustments:**

   (a) Under the terms of the Combination Agreement dated May 11, 2008, TSA shareholders will receive one common share of the resulting entity ("**Primary**") for every two shares of TSA then held. AlbertaCo shareholders will receive one share of Primary for every twenty shares of AlbertaCo then held.

   The Amalgamation will be accounted for as a reverse takeover by AlbertaCo of TSA, since former AlbertaCo Shareholders will hold approximately 53% of the outstanding Primary shares after

completion of the reorganization. The fair value of Primary shares issued to TSA shareholders has been determined using the private placement issue cost of recent financings, adjusted for the conversion ratios specified in the combination agreement.

The purchase price and allocation thereof in these pro forma statements is preliminary and is based upon Management's best estimate of the relative fair values of the identifiable assets acquired and liabilities assumed as at March 31, 2008. The purchase price equation will be calculated as at the date of acquisition. Because the Transactions not completed, it is not practicable to definitively allocate the purchase price. If and when the Transactions are completed, the Company will reassess its initial allocation.

The pro forma purchase equation is described as follows:

Cost of acquisition:	
Common shares issued	$ 17,162,430
Estimated transaction costs	100,000
	$ 17,262,430
Allocated at estimated fair values:	
Cash and cash equivalents	$ 8,950,327
Other current assets	4,754
Investments	6,306,682
Mineral properties	2,374,851
Accounts payable and current liabilities	(212,184)
Deferred taxes	(162,000)
	$ 17,262,430

(b) Holders of convertible debentures have agreed that, subject to the approval of the amalgamation transaction, they will convert the debentures into common shares. The amount outstanding is $5,300,000 plus interest accrued at a rate of 7% per annum since issuance on April 30, 2007. Based on the accrued interest at March 31, 2008 and the share conversion in the Amalgamation Agreement, debentureholders will receive 5,227,915 Primary shares.

(c) Subject to shareholder approval as further described elsewhere in the circular, AlbertaCo's deficit of $5,941,836 has been eliminated through an offset to share capital.

3. Unaudited pro forma consolidated statement of operations assumptions and adjustments:

(a) Debenture interest relating to the convertible debentures has been eliminated as if the debentures were converted to share capital at the start of the period.

(b) The calculation of basic income per common share is based on the pro forma number of common shares of the Company had the amalgamation agreement taken place on January 1, 2007 and 2008. The calculation also assumes that the convertible debentures were converted to share capital at the start of the respective period.

4. Unaudited pro forma statement of operations – Year ended Dec. 31, 2007

AlbertaCo commenced its operations on May 1, 2007 as a result of a reorganization of its business (see disclosure elsewhere in this Circular). As a result, the pro forma results for the year ended December 31, 2007 include only the eight months of operations since the commencement of AlbertaCo's business.

EXHIBIT E
AMALCO STOCK OPTION PLAN

1. PURPOSE

The purpose of this stock option plan (the "**Plan**") is to authorize the grant to Eligible Persons (as such term is defined below) of [Primary Corp.] (the "**Corporation**") of options to purchase common shares ("**shares**") in the Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate Eligible Persons by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2. ADMINISTRATION

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the "**Committee**"). Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Corporation shall grant options under the Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 12 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed 10% of the aggregate number of shares issued and outstanding from time to time. The total number of shares which may be reserved for issuance to any one individual under the Plan within any one year period shall not exceed 5% of the outstanding issue. In the event the Corporation is a Tier 1 issuer, the total number of shares which may be issued to any one individual under the Plan within any one year period shall not exceed 5% of the outstanding issue. The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Corporation's shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee. All options outstanding under any stock option plan of Trans America Industries Ltd. ("**TSA**") or 1322256 Alberta Ltd. ("**AlbertaCo**") prior to the amalgamation of the TSA and AlbertaCo to form the Corporation shall be subject to and governed by the terms of the Plan, subject to any necessary adjustments pursuant to such option plans.

4. LIMITS WITH RESPECT TO INSIDERS

(a) The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the outstanding issued shares at the time of the grant (on a non-diluted basis).

(b) The maximum number of shares which may be granted to insiders under the Plan, any other employer stock option plans or options for services, within a twelve month period, shall not exceed 10% of the outstanding issued shares (on a non-diluted basis).

(c) Any entitlement to acquire shares granted pursuant to the Plan, any other employer stock option plans, options for services or any other share compensation agreement, prior to the optionee becoming an insider, shall be excluded for the purposes of the limits set out in paragraphs (a) and (b) above.

(d) For the purposes of this section (4), "insider" shall mean "**Insider**" as defined in the TSX Venture Exchange Corporate Finance Manual.

5. **ELIGIBILITY**

Options shall be granted only to Eligible Persons, any registered savings plan established by an Eligible Person or any corporation wholly-owned by an Eligible Person. The term "**Eligible Person**" means:

(a) a senior officer or director of the Corporation or any of its subsidiaries;

(b) either:

(i) an individual who is considered an employee under the *Income Tax Act*,

(ii) an individual who works full-time for the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source, or

(iii) an individual who works for the Corporation on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source,

any such individual, an "**Employee**";

(c) an individual employed by a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual (a "**Company**") or an individual (together with a Company, a "**Person**") providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a Person engaged in Investor Relations Activities (as hereafter defined) (a "**Management Company Employee**");

(d) an individual (or a company or partnership of which the individual is an employee, shareholder or partner), other than an Employee, Management Company Employee, director or senior officer, who:

(i) is engaged to provide on an on-going bona fide basis, consulting, technical, management or other services to the Corporation or an Affiliate of the Corporation under a written contract;

(ii) possesses technical, business or management expertise of value to the Corporation or an Affiliate of the Corporation;

(iii) spends a significant amount of time and attention on the business and affairs of the Corporation or an Affiliate of the Corporation;

(iv) has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation; and

(v) does not engage in Investor Relations Activities (as hereafter defined)

any such individual, a "**Consultant**";

(e) an individual (or a company or partnership of which the individual is an employee, shareholder or partner), other than an Employee, Management Company Employee, director or senior officer, or person that falls within the definition of Consultant contained in subsections 5(d)(i) through (iv), which provides Investor Relations Activities (an "**Investor Relations Consultant**"); or

(f) a Person that falls within the definition of Eligible Person contained in any of subsections 5(a), (b) or (d) which provides Investor Relations Activities (an "**Investor Relations Person**").

For purposes of the foregoing, a Company is an "**Affiliate**" of another Company if: (a) one of them is the subsidiary of the other; or (b) each of them is controlled by the same Person.

The term "**Investor Relations Activities**" means any activities or oral or written communications, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(a) the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(i) to promote the sale of products or services of the Corporation, or

(ii) to raise public awareness of the Corporation,

(iii) that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(b) activities or communications necessary to comply with the requirements of

(i) applicable securities laws, policies or regulations,

(ii) the rules, and regulations of the TSX Venture Exchange ("**TSX-V**") or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(1) the communication is only through the newspaper, magazine or publication, and

(2) the publisher or writer received no commission or other consideration other than for acting in the capacity of publisher or writer; or

(c) activities or communications that may be otherwise specified by the TSX-V.

For stock options to Employees, Consultants, Management Company Employees or Investor Relations Persons, the Corporation must represent that the optionee is a *bona fide* Employee, Consultant, Management Company Employee or Investor Relations Person as the case may be. The terms "insider", "controlled" and "subsidiary" shall have the meanings ascribed thereto in the *Securities Act* (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6. LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS PERSONS

(a) The maximum number of stock options which may be granted to any one Consultant under the Plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

(b) The maximum number of stock options which may be granted to Investor Relations Persons under the Plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

7. PRICE

The purchase price (the "**Price**") for the shares of the Corporation under each option shall be determined by the board of directors or Committee, as applicable, on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Corporation on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day, "market price" shall mean the average of the daily high and low board lot trading prices of the shares of the Corporation on any stock exchange on which the shares are listed or dealing network on which the shares of the Corporation trade for the five (5) immediately preceding trading days. In the event the shares are listed on the TSX-V, the price may be the market price less any discounts from the market price allowed by the TSX-V, subject to a minimum price of $0.10. The approval of disinterested shareholders will be required for any reduction in the Price of a previously granted option to an insider of the Corporation.

8. PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 8 and paragraphs 9, 10 and 17 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding five years. The shares to be purchased upon each exercise of any option (the "**optioned shares**") shall be paid for in full at the time of such exercise. Except as provided in paragraphs 9, 10 and 17 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Corporation.

9. CESSATION OF PROVISION OF SERVICES

Subject to paragraph 10 below, if any optionee who is a service provider shall cease to be an Eligible Person for any reason (whether or not for cause) the optionee may, but only within the period of ninety days (unless such period is extended by the board of directors or the Committee, as applicable, and approval is obtained from the stock exchange on which the shares of the Corporation trade if required (which approval, for greater certainty, is not available under the current regulations of the TSX-V)), or thirty days if the Eligible Person is an Investor Relations Person (unless such period is extended by the board of directors or the Committee, as applicable, and approval is obtained from the stock exchange on which the shares of the Corporation trade if required), next succeeding such cessation and in no event after the expiry date of the optionee's option, exercise the optionee's option unless such period is extended as provided in paragraph 10 below.

10. DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee's option, the option theretofore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding the optionee's death (unless such period is extended by the board of directors or the Committee, as applicable, and approval is obtained from the stock exchange on which the shares of the Corporation trade). Before expiry of an option under this paragraph 10, the board of directors or Committee, as applicable, shall notify the optionee's representative in writing of such expiry.

11. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferrable by an optionee otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

12. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If there is a reduction in the exercise price of the options of an insider of the Corporation, the Corporation will be required to obtain approval from disinterested shareholders.

13. AMENDMENT AND TERMINATION OF THE PLAN

The board of directors or Committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment is subject to regulatory approval.

14. EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

15. **EVIDENCE OF OPTIONS**

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

16. **EXERCISE OF OPTION**

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

17. **VESTING RESTRICTIONS**

Options issued under the Plan may vest at the discretion of the board of directors or Committee, as applicable, provided that if required by any stock exchange upon which the shares of the Corporation trade, (i) any options granted at a Price calculated as an allowable discount to the applicable market price shall contain such vesting restrictions may be required by such stock exchange; (ii) any options granted to Investor Relations Consultants must vest in stages over at least 12 months with no more than ¼ of the aggregate number of options granted vesting in any single three month period; and (iii) in the event that the Corporation is a Tier 2 issuer on the TSX-V, any options granted to Eligible Persons, other than Investor Relations Consultants, must vest in stages over at least 18 months with no more than one-fourth of the aggregate number of options granted vesting in any single six month period.

18. **NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS**

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

(a) the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

(b) a third party makes a bona fide formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof, (i) the board of directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and (ii) the board of directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfillment of any conditions or restrictions on such exercise.

END

For these purposes, an Acceleration Event means:

(a) the acquisition by any "offeror" (as defined in Part XX of the *Securities Act* (Ontario)) of beneficial ownership of more than 50% of the outstanding voting securities of the Corporation, by means of a take-over bid or otherwise;

(b) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(c) in the event the Corporation is not listed on the TSX-V, any sale, lease exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation; or

(d) the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

19. RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

20. GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

21. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised.